

Prospectus

OAK RIDGE ~~FUNDS~~

~~OAK RIDGE LARGE CAP GROWTH~~MULTI STRATEGY FUND
(formerly, Oak Ridge Large Cap Growth Fund)
Class A: ORILX, Class C: ORLCX, Class I: PORYX

~~October 1, 2016~~[, 2017]

The Securities and Exchange Commission (the "SEC") has not approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

Oak Ridge ~~Funds~~Multi Strategy Fund
~~Each a~~A series of Investment Managers Series Trust (the "Trust")
~~Each of the funds described in this Prospectus will be referred to as a "Fund" and together as the "Funds"~~

Table of Contents

This Prospectus sets forth basic information about the ~~Funds~~Fund that you should know before investing.
It should be read and retained for future reference.

The date of this Prospectus is ~~October 1, 2016.~~[__, 2017].

SUMMARY SECTION ~~– OAK RIDGE LARGE CAP GROWTH FUND~~

Investment Objective

The investment objective of the Oak Ridge ~~Large Cap Growth~~Multi Strategy Fund (the "Fund") is to provide capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Class A shares of the Fund. More information about these and other discounts is available from your financial professional and in the section titled "Class A Shares" on page ~~76~~[__] of this Prospectus~~.~~ and in "Appendix A –Waivers and Discounts Available from Intermediaries."

	Class A Shares	Class C Shares	Class I Shares
Shareholder Fees *(fees paid directly from your investment)*			
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75%	None	None
Maximum deferred sales charge (load) (as a percentage of the lesser of the value redeemed or the amount invested)	1.00%[1]	1.00%[2]	None
Redemption fee (as a percentage of amount redeemed)	None	None	None
Wire fee	$20	$20	$20
Overnight check delivery fee	$25	$25	$25
Retirement account fees (annual maintenance fee)	$15	$15	$15
Annual Fund Operating Expenses *(expenses that you pay each year as a percentage of the value of your investment)*			
Management fees	~~0.75~~%	~~0.75~~%	~~0.75~~%
Distribution and/or service (12b-1) fees	~~0.25~~%	~~1.00~~%	~~None~~%
Other expenses	~~0.54~~%	~~0.49~~%	~~0.47~~%
Acquired fund fees and ~~expenses~~expenses[3]	~~0.01~~%	~~0.01~~%	~~0.01~~%
Total annual fund operating ~~expenses[3]~~expenses[4]	~~1.55~~%	~~2.25~~%	~~1.23~~%
Fees waived and/or expenses reimbursed	(~~0.34~~__)%	(~~0.14~~)%	(~~0.05~~)%
Total annual fund operating expenses after waiving fees and/or reimbursing ~~expenses[3,4]~~expenses[4,5]	~~1.21~~%	~~2.11~~%	~~1.18~~%

1   No sales charge applies on investments of $500,000 or more, but a contingent deferred sales charge ("CDSC") of 1% will be imposed on certain redemptions of such shares within 12 months of the date of purchase.

2   A CDSC of 1.00% will be charged on Class C Shares purchases that are redeemed in whole or in part within 12 months of purchase.

~~3~~3   Acquired fund fees and expenses have been restated to reflect estimated fees for the current fiscal year.

4   The total annual fund operating expenses and net operating expenses do not correlate to the ratio of expenses to average net assets appearing in the financial highlights table, which reflects only the operating expenses of the Fund and does not include acquired fund fees and expenses.

~~4~~5   The Fund's advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed ~~1.20%, 2.10%,~~[__]%, [__]%, and ~~1.17%~~[__]% of the average daily net assets of the Fund's Class A, Class C and Class I shares, respectively. This agreement is in effect until September 30, 2026, and it may be terminated before that date only by the Trust's Board of Trustees. The Fund's advisor is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment.

Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Class A shares	$691	$937	$1,202	$1,957
Class C shares	$317	$661	$1,134	$2,441
Class I shares	$120	$375	$649	$1,432

You would pay the following expenses if you did not redeem your shares:

	One Year	Three Years	Five Years	Ten Years
Class C shares	$214	$661	$1,134	$2,441

Portfolio Turnover
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 23%[_%] of the average value of its portfolio.

Principal Investment Strategies
Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of large capitalization companies. The Fund's advisor considers large capitalization companies to be those with market capitalization of $3 billion or more at time of purchase. The advisor anticipates that the average weighted market capitalization of the companies in the Fund's portfolio will be significantly higher than $3 billion. The equity securities in which the Fund principally invests are common stocks and depositary receipts, but the Fund may invest in other types of equity securities to a lesser extent, such as exchange-traded funds ("ETFs") that invest substantially all of their assets in equity securities, equity interests in real estate investment trusts ("REITs"), preferred stocks, warrants and rights. The Fund may invest in initial public offerings of equity securities. The Fund may at times invest a significant portion of its assets in one sector or a small number of sectors.

The Fund may invest up to 20% of its total assets in equity securities of non-U.S. issuers. The Fund will not invest more than 10% of its total assets in the securities of emerging markets issuers. The Fund's investments in non-U.S. issuers primarily are through investment in American Depositary Receipts ("ADRs"). ADRs are receipts that represent interests in foreign securities held on deposit by U.S. banks.

The Fund's advisor uses a "growth" style of management and seeks to identify companies with above average potential for earnings growth.

The Fund is a "fund of funds" that seeks to achieve its investment objective by primarily investing in other mutual funds ("underlying funds"). The Fund primarily invests in mutual funds managed by Oak Ridge Investments LLC (the "Advisor"), the Fund's advisor, but may also invest in unaffiliated mutual funds or exchange-traded funds ("ETFs") to gain exposure to asset classes not available through a fund managed by the Advisor. In addition, the Fund may also invest directly in securities when the Advisor believes doing so is more likely to increase yield or enhance returns than investing in underlying funds.

The Fund is a multi-strategy fund that will invest directly or indirectly through underlying funds in the following asset classes:

- Equity securities of U.S. and foreign companies (including emerging market companies) of any market capitalization, including common stock, preferred stock, warrants, rights and initial public offerings ("IPOs"). Exposure to equity securities of foreign companies may be through American and Global Depositary Receipts ("ADRs" and "GDRs").
- Fixed income securities of U.S. and foreign issuers (including emerging market issuers) of any maturity and credit quality, including high-yield debt securities, investment grade debt securities, mortgage-related and other asset-backed securities, municipal bonds, U.S. Government securities, convertible securities, bank loans, inflation-linked investments and cash equivalents.

The Fund does not have target ranges for the allocation of assets among asset classes or individual underlying funds and there is no maximum or minimum exposure that the Fund must maintain with respect to any asset class. Accordingly, the Advisor will adjust the Fund's exposure to different asset classes and underlying funds from time to time to take advantage of current or expected market conditions, or to manage risk. The Advisor will allocate the Fund's assets in response to broad economic and market factors as well as strategic and tactical considerations. From time to time the Fund may own a majority of the shares of an underlying fund managed by the Advisor.

Principal Risks of Investing

Risk is inherent in all investing. A summary description of certain principal risks of investing in the Fund is set forth below. The Fund's exposure to the risks discussed below may be through the Fund's direct investments or indirect through the Fund's investments in underlying funds. Before you decide whether to invest in the Fund, carefully consider these risk factors and special considerations associated with investing in the Fund, which may cause investors to lose money. There can be no assurance that the Fund will achieve its investment objective.

Bank Loan Risk. Bank loans and loan participations are subject to credit risk, including the risk of nonpayment of principal or interest. Also, substantial increases in interest rates may cause an increase in loan defaults. Although the loans may be fully collateralized at the time of acquisition, the collateral may decline in value, be relatively illiquid, or lose all or substantially all of its value subsequent to investment. Many loans are relatively illiquid or subject to restrictions on resale and may be difficult to value, which will have an adverse impact on the ability to dispose of particular bank loans. Bank loans may also be subject to extension risk and prepayment risk.

Convertible Securities Risk. Convertible securities are subject to market and interest rate risk and credit risk. When the market price of the equity security underlying a convertible security decreases the convertible security tends to trade on the basis of its yield and other fixed income characteristics, and is more susceptible to credit and interest rate risks. When the market price of such equity security rises, the convertible security tends to trade on the basis of its equity conversion features and be more exposed to market risk. Convertible securities are typically issued by smaller capitalized companies with stock prices that may be more volatile than those of other companies.

Credit Risk. If an issuer or guarantor of a debt security held by the Fund or a counterparty to a financial contract with the Fund defaults or is downgraded or is perceived to be less creditworthy, or if the value of the assets underlying a security declines, the value of the Fund's portfolio will typically decline.

4

Currency Risk. The values of investments in securities denominated in foreign currencies increase or decrease as the rates of exchange between those currencies and the U.S. Dollar change. Currency conversion costs and currency fluctuations could erase investment gains or add to investment losses. Currency exchange rates can be volatile and are affected by factors such as general economic conditions, the actions of the United States and foreign governments or central banks, the imposition of currency controls, and speculation.

Emerging Market Risk. Many of the risks with respect to foreign investments are more pronounced for investments in issuers in developing or emerging market countries. Emerging market countries tend to have more government exchange controls, more volatile interest and currency exchange rates, less market regulation, and less developed economic, political and legal systems than those of more developed countries. In addition, emerging market countries may experience high levels of inflation and may have less liquid securities markets and less efficient trading and settlement systems.

Equity Risk. The value of the equity securities held by the Fund may fall due to general market and economic conditions, perceptions regarding the industries in which the issuers of securities held by the Fund participate, or factors relating to specific companies in which the Fund invests.

ETF and Mutual Funds Risk. The Fund's investment in ETFs and mutual funds (including other funds managed by the Fund's advisor), generally reflects the risks of owning the underlying securities the ETF or mutual fund holds. It may also be more expensive for the Fund to invest in an ETF or mutual fund than to own the portfolio securities of these investment vehicles directly. An ETF may also trade at a discount to its net asset value. Investing in ETFs or mutual funds involves duplication of advisory fees and certain other expenses. The Fund will pay brokerage commissions in connection with the purchase and sale of shares of ETFs. In addition, the Fund may invest in underlying funds which invest a larger portion of their assets in one or more sectors than many other mutual funds, and thus will be more susceptible to negative events affecting those sectors.

Fixed Income Securities Risk. The prices of fixed income securities respond to economic developments, particularly interest rate changes, as well as to changes in an issuer's credit rating or market perceptions about the creditworthiness of an issuer.

Foreign Investment Risk. The Fund's investments in underlying funds that invest in foreign stocks or the Fund's direct investments in foreign securities can be riskier than U.S. stock investments. The prices of foreign securities may be more volatile than the prices of securities of U.S. issuers because of economic and social conditions abroad, political developments, and changes in the regulatory environments of foreign countries. In addition, changes in exchange rates and interest rates may adversely affect the values of the Fund's foreign investments. Foreign companies are generally subject to different legal and accounting standards than U.S. companies, and foreign financial intermediaries may be subject to less supervision and regulation than U.S. financial firms. Foreign securities include ADRs and GDRs. Unsponsored ADRs and GDRs are organized independently and without the cooperation of the foreign issuer of the underlying securities, and involve additional risks because U.S. reporting requirements do not apply.   In addition, the issuing bank may deduct shareholder distribution, custody, foreign currency exchange, and other fees from the payment of dividends.

Government-Sponsored Entities Risk. The Fund's investment in U.S. government obligations may include securities issued or guaranteed as to principal and interest by the U.S. government, or its agencies or instrumentalities. There can be no assurance that the U.S. government would provide financial support to its agencies or instrumentalities (including government-sponsored enterprises) when it is not obligated to do so.

Growth-Oriented Investment Strategies Risk. Growth funds generally focus on stocks of companies believed to have above-average potential for growth in revenue and earnings. Growth securities typically are very sensitive to market movements because their market prices frequently reflect projections of future earnings or revenues, and when it appears that those expectations will not be met, the prices of growth securities typically fall.

High Yield ("junk") Bond Risk. High yield bonds are debt securities rated below investment grade (often called "junk bonds"). Junk bonds are speculative, involve greater risks of default, downgrade, or price declines and are more volatile and tend to be less liquid than investment-grade securities. Companies issuing high yield bonds are less financially strong, are more likely to encounter financial difficulties, and are more vulnerable to adverse market events and negative sentiments than companies with higher credit ratings.

Inflation-Linked Securities Risk. Inflation-linked debt securities are subject to the effects of changes in market interest rates caused by factors other than inflation (real interest rates). In general, the price of an inflation-linked security tends to decline when real interest rates increase. Unlike conventional bonds, the principal and interest payments of inflation-linked securities such as Treasury inflation-protected securities ("TIPS") are adjusted periodically to a specified rate of inflation (e.g. the Consumer Price Index). There can be no assurance that the inflation index used will accurately measure the actual rate of inflation. These securities may lose value in the event that the actual rate of inflation is different than the rate of the inflation index.

IPO Risk. The market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk.

Interest Rate Risk. Generally fixed income securities decrease in value if interest rates rise and increase in value if interest rates fall, with longer-term and lower rated securities being more volatile than shorter-term securities and higher rated securities. Falling interest rates also create the potential for a decline in the Fund's income. Changes in governmental policy, rising inflation rates, and general economic developments, among other factors, could cause interest rates to increase and could have a substantial and immediate effect on the values of the Fund's investments. In addition, a potential rise in interest rates may result in periods of volatility and increased redemptions that might require the Fund to liquidate portfolio securities at disadvantageous prices and times.

Large Cap Company Risk. Larger, more established companies may be unable to attain the high growth rates of successful, smaller companies during periods of economic expansion.

Management and Strategy Risk. The value of your investments depends on the judgment of the Fund's advisor about the quality, relative yield, value or market trends affecting a particular security, industry, sector or region, which may prove to be incorrect. Investment strategies employed by the Fund's advisor in selecting investments for the Fund may not result in an increase in the value of your investment or in overall performance equal to other investments. To the extent that the Fund invests a significant percentage of its assets in any one underlying fund, the Fund will be subject to a greater degree to the risks particular to that underlying fund, and may experience greater volatility as a result.

Market Risk. The market price of a security or instrument may decline, sometimes rapidly or unpredictably, due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic or political conditions throughout the world, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. The market value of a security or instrument also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

~~***Equity Risk.***~~***Mortgage-Backed and Asset-Backed Securities Risk.*** Mortgage-backed and asset-backed securities represent interests in "pools" of mortgages or other assets, including consumer loans or receivables held in trust. Mortgage-backed securities are subject to "prepayment risk" (the risk that borrowers will repay a loan more quickly in periods of falling interest rates) and "extension risk" (the risk that borrowers will repay a loan more slowly in periods of rising interest rates). If the Fund invests in mortgage-backed or asset-backed securities that are subordinated to other interests in the same pool, the Fund may only receive payments after the pool's obligations to other investors have been satisfied. An unexpectedly high rate of defaults on the assets held by a pool may limit substantially the pool's ability to make payments of principal or interest to the Fund, reducing the values of those securities or in some cases rendering them worthless. The Fund's investments in other asset-backed securities are subject to risks similar to those associated with mortgage-backed securities, as well as additional risks associated with the nature of the assets and the servicing of those assets.

Municipal Securities Risk. Prices of municipal securities rise and fall in response to interest rate changes and local political and economic factors may adversely affect the value and liquidity of these securities. In addition, a Fund's investments in municipal securities are subject to the risks associated with a lack of liquidity in the municipal bond market. The value of municipal securities also may be affected more by supply and demand factors or the creditworthiness of the issuer than by market interest rates. Repayment of municipal securities depends on the ability of the issuer or project backing such securities to generate taxes or revenues.
~~The value of the equity securities held by the Fund may fall due to general market and economic conditions, perceptions regarding the industries in which the issuers of securities held by the Fund participate, or factors relating to specific companies in which the Fund invests.~~

~~***Large Cap Company Risk.*** Larger, more established companies may be unable to attain the high growth rates of successful, smaller companies during periods of economic expansion.~~

~~***Foreign Investment Risk.*** The prices of foreign securities may be more volatile than the prices of securities of U.S. issuers because of economic and social conditions abroad, political developments, and changes in the regulatory environments of foreign countries. In addition, changes in exchange rates and interest rates may adversely affect the values of the Fund's foreign investments. Foreign companies are generally subject to different legal and accounting standards than U.S. companies, and foreign financial intermediaries may be subject to less supervision and regulation than U.S. financial firms. Foreign securities include ADRs and Global Depositary Receipts ("GDRs"). Unsponsored ADRs involve additional risks because U.S. reporting requirements do not apply and the issuing bank will recover shareholder distribution costs from changes in share prices and payment of dividends.~~

~~***Emerging Market Risk.*** Many of the risks with respect to foreign investments are more pronounced for investments in issuers in developing or emerging market countries. Emerging market countries tend to have more government exchange controls, more volatile interest and currency exchange rates, less market regulation, and less developed economic, political and legal systems than those of more developed countries. In addition, emerging market countries may experience high~~

~~ETF Risk.~~ ~~Investing in an ETF will provide the Fund with exposure to the securities comprising the index on which the ETF is based and will expose the Fund to risks similar to those of investing directly in those securities. Shares of ETFs typically trade on securities exchanges and may at times trade at a premium or discount to their net asset values. In addition, an ETF may not replicate exactly the performance of the benchmark index it seeks to track for a number of reasons, including transaction costs incurred by the ETF, the temporary unavailability of certain index securities in the secondary market or discrepancies between the ETF and the index with respect to the weighting of securities or the number of securities held. Investing in ETFs, which are investment companies, involves duplication of advisory fees and certain other expenses. The Fund will pay brokerage commissions in connection with the purchase and sale of shares of ETFs.~~

~~Real Estate Investment Trust (REIT) Risk.~~ ~~The Fund's investment in REITs will subject the Fund to risks similar to those associated with direct ownership of real estate, including losses from casualty or condemnation, and changes in local and general economic, supply and demand, interest rates, zoning laws, regulatory limitations on rents, property taxes and operating expenses.~~

Preferred Stock Risk. Preferred stock represents an equity interest in a company that generally entitles the holder to receive, in preference to the holders of other stocks such as common stock, dividends and a fixed share of the proceeds resulting from a liquidation of the company. The market value of preferred stock is subject to company-specific and market risks applicable generally to equity securities and is also sensitive to changes in the company's creditworthiness, the ability of the company to make payments on the preferred stock, and changes in interest rates, typically declining in value if interest rates rise.

Small Cap and Mid Cap Company Risk. The securities of small capitalization and mid capitalization companies may be subject to more abrupt or erratic market movements and may have lower trading volumes or more erratic trading than securities of larger, more established companies or market averages in general. In addition, such companies typically are more likely to be adversely affected than large capitalization companies by changes in earning results, business prospects, investor expectations or poor economic or market conditions.

Value-Oriented Investment Strategies Risk. Value stocks are those that are believed to be undervalued in comparison to their peers due to adverse business developments or other factors. Value investing is subject to the risk that the market will not recognize a security's inherent value for a long time or at all, or that a stock judged to be undervalued may actually be appropriately priced or overvalued. In addition, during some periods (which may be extensive) value stocks generally may be out of favor in the markets. ***~~IPO Risk.~~*** ~~The market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk.~~

~~Sector Focus Risk.~~ ~~The Fund may invest a larger portion of its assets in one or more sectors than many other mutual funds, and thus will be more susceptible to negative events affecting those sectors. For example, as of May 31, 2016, 28.6% of the Fund's assets were invested in the technology sector. Performance of companies in the technology sector may be adversely impacted by many factors, including, among others, intense competition, consumer preferences, problems with product compatibility and government regulation.~~

Therefore the Fund is most suitable for long-term investors who are willing to hold their shares for extended periods of time through market fluctuations and the accompanying changes in share prices.

Warrants and Rights Risk. Warrants and rights may lack a liquid secondary market for resale. The prices of warrants and rights may fluctuate as a result of speculation or other factors. Warrants and rights can provide a greater potential for profit or loss than an equivalent investment in the underlying security. Prices of warrants and rights do not necessarily move in tandem with the prices of their underlying securities and ~~therefore~~ are highly volatile and speculative investments. If a warrant or right expires without being exercised, the Fund will lose any amount paid for the warrant or right. If the Fund owns common stock of a company, failing to exercise rights to purchase common stock would dilute the Fund's interest in the issuing company. The market for rights is not well developed, and the Fund may not always realize full value on the sale of rights.

Growth-Oriented Investment Strategies Risk. Growth funds generally focus on stocks of companies believed to have above-average potential for growth in revenue and earnings. Growth securities typically are very sensitive to market movements because their market prices frequently reflect projections of future earnings or revenues, and when it appears that those expectations will not be met, the prices of growth securities typically fall.

Management and Strategy Risk. The value of your investments depends on the judgment of the Fund's advisor about the quality, relative yield, value or market trends affecting a particular security, industry, sector or region, which may prove to be incorrect. Investment strategies employed by the Fund's advisor in selecting investments for the Fund may not result in an increase in the value of your investment or in overall performance equal to other investments.

Performance
The bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the performance of the Fund's Class A shares from year to year and by showing how the average annual total returns of each class of the Fund compare with the average annual total returns of two broad-based market indexes. Performance for classes other than those shown may vary from the performance shown to the extent the expenses for those classes differ. Updated performance information is available at the Fund's website, www.oakridgeinvest.com, or by calling the Fund at 1-855-551-5521.

The Fund acquired the assets and liabilities of ~~the Pioneer Oak Ridge Large Cap Growth Fund~~another mutual fund (the "predecessor fund") on October 17, 2014, at the same time as a change in control of the Fund's advisor. As a result of the reorganization, the Fund is the accounting successor of the predecessor fund. Performance results shown in the bar chart and the performance table below for the period prior to October 17, 2014, reflect the performance of the predecessor fund.

On [   ], 2017, the Fund's investment strategy changed. Previously, the Fund invested primarily in equity securities of large capitalization companies with above average potential for earnings growth. Accordingly, performance of the Fund prior to [   ], 2017 is based on the Fund's prior investment strategy.

The Fund's past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Sales loads are not reflected in the bar chart, and if those charges were included, returns would be less than those shown.

Calendar-Year Total Return (before taxes) for Class A shares
For each calendar year at NAV





[2016 to be added to bar chart]

The year-to-date return as of ~~June 30, 2016~~[March 31, 2017, was ~~(4.26)%.~~[   ]%.]

Class A		
Highest Calendar Quarter Return at NAV (non-annualized)	~~16.34%~~	Quarter ended ~~03/31/~~~~2012~~
Lowest Calendar Quarter Return at NAV (non-annualized)	~~(21.95)%~~	Quarter ended ~~12/31/2008~~

Average Annual Total Returns (*for periods ended December 31, ~~2015~~2016*)*	1 Year	5 Years	10 Years	Inception Date/From
Class A— Return Before Taxes	(1.94)%	9.45%	4.42%	3/1/99
Class A— Return After Taxes on Distributions	(1.94)%	9.45%	4.27%	3/1/99
Class A — Return After Taxes on Distributions and Sale of Fund Shares	(1.10)%	7.49%	3.51%	3/1/99
Class C — Return Before Taxes	2.10%	9.76%	4.12%	2/17/04
Class I — Return Before Taxes	4.10%	10.86%	5.24%	2/17/04
Russell 1000 Growth Index (reflects no deduction for fees, expenses or taxes)	5.67%	13.53%	8.53%	3/1/99
S&P 500 Index (reflects no deduction for fees, expenses or taxes)	1.38%	12.57%	7.31%	3/1/99

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After–tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. After-tax returns are shown for Class A shares only and after-tax returns for classes other than Class A will vary from returns shown for Class A shares.

*   The predecessor fund acquired the assets and liabilities of another fund on February 13, 2004. Performance results shown for the period prior to February 13, 2004 reflect the performance of the prior fund.

Investment Advisor
Oak Ridge Investments, LLC ("Oak Ridge" or the "Advisor")

Portfolio Managers
The portfolio management team is comprised of David M. Klaskin, Chief Executive Officer and Chief Investment Officer, and Robert G. McVicker, Executive Vice President and Senior Portfolio Manager. Messrs. Klaskin and McVicker are jointly and primarily responsible for the day-to-day management of the Fund's portfolio and have been since the predecessor fund's inception in 1999.

Purchase and Sale of Fund Shares
To purchase shares of the Fund, you must invest at least the minimum amount.

Minimum Investments	To Open Your Account	To Add to Your Account
Class A and C Shares		
All Accounts	$1,000	$100
Class I Shares		
All Accounts	$1,000,000	None

Fund shares are redeemable on any business day the New York Stock Exchange (the "NYSE") is open for business, by written request or by telephone.

Tax Information

The Fund's distributions are generally taxable, and will ordinarily be taxed as ordinary income, qualified dividend income or capital gains, unless you are investing through a tax-advantaged arrangement, such as a 401(k) plan or an individual retirement account. Shareholders investing through such tax-advantaged arrangements may be taxed later upon withdrawal of monies from those arrangements.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

MORE ABOUT THE ~~FUNDS'~~FUND'S INVESTMENT ~~OBJECTIVES~~OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

~~Oak Ridge Large Cap Growth Fund~~

Investment Objective

The Oak Ridge ~~Large Cap Growth~~ Multi Strategy Fund (the "Fund") seeks to provide capital appreciation.

The Fund's investment objective is not fundamental and may be changed by the Board of Trustees without shareholder approval, upon at least 60 days' prior written notice to shareholders before changing its investment objective. The Fund's other investment strategies and policies may be changed from time to time without shareholder approval or prior written notice, unless specifically stated otherwise in this Prospectus or the SAI. There can be no guarantee that the Fund will achieve its investment objective.

Principal Investment Strategies

~~Under normal market conditions, the Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of large capitalization companies. The Fund will not change this investment policy unless it gives shareholders at least 60 days' advance written notice.~~

~~When making purchase decisions for the Fund, the Advisor uses a bottom-up approach that involves three primary components:~~

- ~~Research — The Advisor analyzes research on potential investments from a wide variety of sources, including internally generated analysis and research provided by institutions and the brokerage community.~~

- ~~Fundamentals — Once a potential investment is identified, the Advisor considers whether the issuer possesses certain attributes that the Advisor believes a "buy" candidate should possess.~~

- ~~Valuation — Finally, the Advisor values companies by considering metrics such as price-to-sales ratios, and price-to-earnings growth ratios within a peer group.~~

~~From this process, the Fund's portfolio managers construct a list of securities for the Fund to purchase.~~

~~The Advisor may sell all or a portion of the Fund's portfolio holding when, in its opinion, one or more of the following occurs: (1) the company's fundamentals deteriorate; (2) the security becomes overvalued; (3) the Advisor identifies a more attractive investment opportunity for the Fund; or (4) the Fund requires cash to meet redemption requests.~~

The Fund is a "fund of funds" that seeks to achieve its investment objective by primarily investing in other mutual funds ("underlying funds"). The Fund primarily invests in mutual funds managed by Oak Ridge Investments LLC (the "Advisor"), the Fund's advisor, but may also invest in unaffiliated mutual funds or exchange-traded funds ("ETFs") to gain exposure to asset classes not available through a fund managed by the Advisor. In addition, the Fund may also invest directly in securities when the Advisor believes doing so is more likely to increase yield or enhance returns than investing in underlying funds.

The Fund is a multi-strategy fund that will invest directly or indirectly through underlying funds in the following asset classes:

- Equity securities of U.S. and foreign companies (including emerging market companies) of any market capitalization, including common stock, preferred stock, warrants, rights and initial public offerings ("IPOs"). Exposure to equity securities of foreign companies may be through American and Global Depositary Receipts ("ADRs" and "GDRs").

- Fixed income securities of U.S. and foreign issuers (including emerging market issuers) of any maturity and credit quality, including high-yield debt securities, investment grade debt securities, mortgage-related and other asset-backed securities, municipal bonds, U.S. Government securities, convertible securities, bank loans, inflation-linked investments and cash equivalents.

The Fund does not have target ranges for the allocation of assets among asset classes or individual underlying funds and there is no maximum or minimum exposure that the Fund must maintain with respect to any asset class. Accordingly, the Advisor will adjust the Fund's exposure to different asset classes and underlying funds from time to time to take advantage of current or expected market conditions, or to manage risk. The Advisor will allocate the Fund's assets in response to broad economic and market factors as well as strategic and tactical considerations. From time to time the Fund may own a majority of the shares of an underlying fund managed by the Advisor.

When the Advisor believes that current market, economic, political or other conditions are unsuitable and would impair the pursuit of the Fund's investment objective, the Fund may invest some or all of its assets in cash or cash equivalents, including but not limited to obligations of the U.S. Government, money market fund shares, commercial paper, certificates of deposit and/or bankers acceptances, as well as other interest bearing or discount obligations or debt instruments that carry an investment grade rating by a national rating agency. When the Fund takes a temporary defensive position, the Fund may not achieve its investment objective.

Additional Investment Strategies

The Oak Ridge Large Cap Growth Fund may, but is not required to, use derivatives, such as stock index futures and options. The Fund may use derivatives for a variety of purposes, including: in an attempt to hedge against adverse changes in the market prices of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; to attempt to increase the Fund's return as a non hedging strategy that may be considered speculative; and to manage portfolio characteristics. The Fund may also hold cash or other short term instruments.

Please refer to the Statement of Additional Information ("SAI") for more information about the Fund's investment policies and restrictions.

Principal Risks of Investing in the Fund

The ~~Funds'~~Fund's principal risks are set forth below. The Fund's exposure to the risks discussed below may be through the Fund's direct investments or indirect through the Fund's investments in underlying funds. Before you decide whether to invest in ~~a~~the Fund, carefully consider these risk factors and special considerations associated with investing in the Fund, which may cause you to lose money.

Bank Loan Risk. Bank loans are subject to credit risk, including the risk of nonpayment of principal or interest. Also, substantial increases in interest rates may cause an increase in loan defaults. Although the loans may be fully collateralized at the time of acquisition, the collateral may decline in value, be relatively illiquid, or lose all or substantially all of its value subsequent to investment. In addition, in the event an agent bank becomes insolvent, a bank loan could be subject to settlement risks or administrative disruptions that could adversely affect the Fund's investment. It may also be difficult to obtain reliable information about a bank loan. Many loans are relatively illiquid or subject to restrictions on resale and may be difficult to value, which will have an adverse impact on the ability to dispose of particular bank loans. Bank loans may also be subject to extension risk and prepayment risk.

Convertible Securities Risk. Convertible securities are securities that are convertible into or exchangeable for common or preferred stock. The values of convertible securities may be affected by changes in interest rates, the creditworthiness of their issuer, and the ability of the issuer to repay principal and to make interest payments. A convertible security tends to perform more like a stock when the underlying stock price is high and more like a debt security when the underlying stock price is low. A convertible security is not as sensitive to interest rate changes as a similar non-convertible debt security and generally has less potential for gain or loss than the underlying stock.

Credit Risk. If an obligor (such as the issuer itself or a party offering credit enhancement) for a security held by the Fund fails to pay amounts due when required by the terms of the security, otherwise defaults, is perceived to be less creditworthy, becomes insolvent or files for bankruptcy, a security's credit rating is downgraded or the credit quality or value of any underlying assets declines, the value of the Fund's investment could decline. If the Fund enters into financial contracts (such as certain derivatives, repurchase agreements, reverse repurchase agreements, and when-issued, delayed delivery and forward commitment transactions), the Fund will be subject to the credit risk presented by the counterparties. Credit risk is broadly gauged by the credit ratings of the securities in which the Fund invests.

Currency Risk. The values of investments in securities denominated in foreign currencies increase or decrease as the rates of exchange between those currencies and the U.S. Dollar change. Currency conversion costs and currency fluctuations could erase investment gains or add to investment losses. Currency exchange rates can be volatile and are affected by factors such as general economic conditions, the actions of the United States and foreign governments or central banks, the imposition of currency controls, and speculation.

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Emerging Market Risk. Many of the risks with respect to foreign investments are more pronounced for investments in issuers in developing or emerging market countries. Emerging market countries tend to have more government exchange controls, more volatile interest and currency exchange rates, less market regulation, and less developed economic, political and legal systems than those of more developed countries. In addition, emerging market countries may experience high levels of inflation and may have less liquid securities markets and less efficient trading and settlement systems. Their economies also depend heavily upon international trade and may be adversely affected by protective trade barriers and the economic conditions of their trading partners. Emerging market countries may have fixed or managed currencies that are not free-floating against the U.S. Dollar and may not be traded internationally. Some countries with emerging securities markets have experienced high rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on the economies and securities markets of certain countries. Emerging securities markets typically have substantially less volume than U.S. markets, securities in these markets are less liquid, and their prices often are more volatile than those of comparable U.S. companies. Delays may occur in settling securities transactions in emerging market countries, which could adversely affect a Fund's ability to make or liquidate investments in those markets in a timely fashion. In addition, it may not be possible for the Fund to find satisfactory custodial services in an emerging market country, which could increase the Fund's costs and cause delays in the transportation and custody of its investments.

Equity Risk. The value of equity securities held by the Fund may fall due to general market and economic conditions, perceptions regarding the industries in which the issuers of securities held by the Fund participate, or factors relating to specific companies in which the Fund invests. The price of common stock of an issuer in the Fund's portfolio may decline if the issuer fails to make anticipated dividend payments because, among other reasons, the financial condition of the issuer declines. Common stock is subordinated to preferred stocks, bonds and other debt instruments in a company's capital structure in terms of priority with respect to corporate income, and therefore will be subject to greater dividend risk than preferred stocks or debt instruments of such issuers. In addition, while broad market measures of common stocks have historically generated higher average returns than fixed income securities, common stocks have also experienced significantly more volatility in those returns.

ETF and Mutual Fund Risk. Investing in an ETF or mutual fund will provide the Fund with exposure to the securities held by the mutual fund or ETF and will expose the Fund to risks similar to those of investing directly in those securities. It may also be more expensive for the Fund to invest in an ETF or mutual fund than to own the portfolio securities of these investment vehicles directly. Shares of ETFs typically trade on securities exchanges and may at times trade at a premium or discount to their net asset values. In addition, an ETF may not replicate exactly the performance of the benchmark index it seeks to track for a number of reasons, including transaction costs incurred by the ETF, the temporary unavailability of certain index securities in the secondary market or discrepancies between the ETF and the index with respect to the weighting of securities or the number of securities held. Investing in ETFs or mutual funds involves duplication of advisory fees and certain other expenses. The Fund will pay brokerage commissions in connection with the purchase and sale of shares of ETFs.

Fixed Income Securities Risk. The prices of fixed income securities respond to economic developments, particularly interest rate changes, as well as to changes in an issuer's credit rating or market perceptions about the creditworthiness of an issuer. Prices of fixed income securities tend to move inversely with changes in interest rates. Generally fixed income securities decrease in value if interest rates rise and increase in value if interest rates fall, with lower rated securities more volatile than higher rated securities. The longer the effective maturity and duration of the Fund's portfolio, the more the Fund's share price is likely to react to changes in interest rates. (Duration is a weighted measure of the length of time required to receive the present value of future payments, both interest and principal, from a fixed income security.) Some fixed income securities give the issuer the option to call, or redeem, the securities before their maturity dates. If an issuer calls its security during a time of declining interest rates, the Fund might have to reinvest the proceeds in an investment offering a lower yield, and therefore might not benefit from any increase in value of the security as a result of declining interest rates. During periods of market illiquidity or rising interest rates, prices of callable issues are subject to increased price fluctuation. In addition, the Fund may be subject to extension risk, which occurs during a rising interest rate environment because certain obligations may be paid off by an issuer more slowly than anticipated, causing the value of those securities held by the Fund to fall.

Foreign Investment Risk. Investments in foreign securities are affected by risk factors generally not thought to be present in the United States. The prices of foreign securities may be more volatile than the prices of securities of U.S. issuers because of economic and social conditions abroad, political developments, and changes in the regulatory environments of foreign countries. Special risks associated with investments in foreign markets include less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, less government supervision of exchanges, brokers and issuers, greater risks associated with counterparties and settlement, and difficulty in enforcing contractual obligations. In addition, changes in exchange rates and interest rates, and imposition of foreign taxes, may adversely affect the value of the Fund's foreign investments. Foreign companies are generally subject to different legal and accounting standards than U.S. companies, and foreign financial intermediaries may be subject to less supervision and regulation than U.S. financial firms. The Fund's investments in depositary receipts (including ADRs) are subject to these risks, even if denominated in U.S. Dollars, because changes in currency and exchange rates affect the values of the issuers of depositary receipts. In addition, the underlying issuers of certain depositary receipts, particularly unsponsored or unregistered depositary receipts, are under no obligation to distribute shareholder communications to the holders of such receipts, or to pass through to them any voting rights with respect to the deposited securities.

Government-Sponsored Entities Risk. The Fund's investment in U.S. government obligations may include securities issued or guaranteed as to principal and interest by the U.S. government, or its agencies or instrumentalities. Payment of principal and interest on U.S. government obligations may be backed by the full faith and credit of the United States or may be backed solely by the issuing or guaranteeing agency or instrumentality itself. There can be no assurance that the U.S. government would provide financial support to its agencies or instrumentalities (including government-sponsored enterprises) when it is not obligated to do so.

Growth-Oriented Investment Strategies Risk. Growth funds generally focus on stocks of companies believed to have above-average potential for growth in revenue and earnings. Growth securities typically are very sensitive to market movements because their market prices frequently reflect projections of future earnings or revenues, and when it appears that those expectations will not be met the prices of growth securities typically fall. Prices of these companies' securities may be more volatile than those of other securities, particularly over the short-term.

High Yield ("junk") Bond Risk. High yield bonds (often called "junk bonds") are speculative, involve greater risks of default or downgrade and are more volatile and tend to be less liquid than investment-grade securities. High yield bonds involve a greater risk of price declines than investment-grade securities due to actual or perceived changes in an issuer's creditworthiness. Companies issuing high yield fixed-income securities are less financially strong, are more likely to encounter financial difficulties, and are more vulnerable to adverse market events and negative sentiments than companies with higher credit ratings. These factors could affect such companies' abilities to make interest and principal payments and ultimately could cause such companies to stop making interest and/or principal payments. In such cases, payments on the securities may never resume, which would result in the securities owned by the Fund becoming worthless. The market prices of junk bonds are generally less sensitive to interest rate changes than higher rated investments, but more sensitive to adverse economic or political changes or individual developments specific to the issuer.

Inflation-Linked Securities Risk. Inflation-linked debt securities are subject to the effects of changes in market interest rates caused by factors other than inflation (real interest rates). In general, the price of an inflation-linked security tends to decrease when real interest rates increase and can increase when real interest rates decrease. Interest payments on inflation-linked securities are unpredictable and will fluctuate as the principal and interest are adjusted for inflation. Any increase in the principal amount of an inflation-linked debt security will be considered taxable ordinary income, even though the Fund will not receive the principal until maturity. Repayment of the original bond principal upon maturity (as adjusted for inflation) is guaranteed in the case of TIPS. For bonds that do not provide a similar guarantee, the adjusted principal value of the bond repaid at maturity may be less than the original principal.

Unlike conventional bonds, the principal and interest payments of inflation-linked securities such as TIPS are adjusted periodically to a specified rate of inflation (e.g. the Consumer Price Index (the "CPI")).There can also be no assurance that the inflation index used will accurately measure the real rate of inflation in the prices of goods and services. The Fund's investments in inflation-linked securities may lose value in the event that the actual rate of inflation is different than the rate of the inflation index. In addition, inflation-linked securities are subject to the risk that the Consumer Price Index or other relevant pricing index may be discontinued, fundamentally altered in a manner materially adverse to the interests of an investor in the securities, altered by legislation or Executive Order in a materially adverse manner to the interests of an investor in the securities or substituted with an alternative index.

IPO Risk. The market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk.

Interest Rate Risk. Prices of fixed income securities tend to move inversely with changes in interest rates. Generally fixed income securities decrease in value if interest rates rise and increase in value if interest rates fall, with longer-term securities being more sensitive than shorter-term securities. For example, the approximate percentage change in the price of a security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates. Duration is a weighted measure of the length of time required to receive the present value of future payments, both interest and principal, from a fixed income security. Generally, the longer the maturity and duration of a bond or fixed rate loan, the more sensitive it is to this risk. Falling interest rates also create the potential for a decline in the Fund's income. Changes in governmental policy, rising inflation rates, and general economic developments, among other factors, could cause interest rates to increase and could have a substantial and immediate effect on the values of the Fund's investments. These risks are greater during periods of rising inflation. In addition, a potential rise in interest rates may result in periods of volatility and increased redemptions that might require the Fund to liquidate portfolio securities at disadvantageous prices and times.

Large Cap Company Risk. Larger, more established companies may be unable to attain the high growth rates of successful, smaller companies during periods of economic expansion. In addition, large-capitalization companies may be unable to respond quickly to new competitive challenges, such as changes in technology and consumer tastes, and may be more prone to global economic risks.

Management and Strategy Risk. The value of your investments depends on the judgment of the Advisor about the quality, relative yield, value or market trends affecting a particular security, industry, sector or region, which may prove to be incorrect. **Principal Risks of Investing in the Funds**

*Market Risk (All Funds).*Investment strategies employed by the Advisor in selecting investments for the Fund may not result in an increase in the value of your investment or in overall performance equal to other investments.

Market Risk. The market price of a security or instrument may decline, sometimes rapidly or unpredictably, due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic or political conditions throughout the world, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. The market value of a security or instrument also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. For example, the financial crisis that began in 2008 caused a significant decline in the value and liquidity of many securities; in particular, the values of some sovereign debt and of securities of issuers that invest in sovereign debt and related investments fell, credit became more scarce worldwide and there was significant uncertainty in the markets. Such environments could make identifying investment risks and opportunities especially difficult for the Advisor. In response to the crisis, the United States and other governments have taken steps to support financial markets. The withdrawal of this support or failure of efforts in response to the crisis could negatively affect financial markets generally as well as the value and liquidity of certain securities. In addition, policy and legislative changes in the United States and in other countries are changing many aspects of financial regulation. The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time.

Equity Risk (All Funds). The value of equity securities held by the Funds may fall due to general market and economic conditions, perceptions regarding the industries in which the issuers of securities held by the Funds participate, or factors relating to specific companies in which a Fund invests. The price of common stock of an issuer in a Fund's portfolio may decline if the issuer fails to make anticipated dividend payments because, among other reasons, the financial condition of the issuer declines. Common stock is subordinated to preferred stocks, bonds and other debt instruments in a company's capital structure in terms of priority with respect to corporate income, and therefore will be subject to greater dividend risk than preferred stocks or debt instruments of such issuers. In addition, while broad market measures of common stocks have historically generated higher average returns than fixed income securities, common stocks have also experienced significantly more volatility in those returns.

Foreign Investment Risk (All Funds). Investments in foreign securities are affected by risk factors generally not thought to be present in the United States. The prices of foreign securities may be more volatile than the prices of securities of U.S. issuers because of economic and social conditions abroad, political developments, and changes in the regulatory environments of foreign countries. Special risks associated with investments in foreign markets include less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, less government supervision of exchanges, brokers and issuers, greater risks associated with counterparties and settlement, and difficulty in enforcing contractual obligations. In addition, changes in exchange rates and interest rates, and imposition of foreign taxes, may adversely affect the value of a Fund's foreign investments. Foreign companies are generally subject to different legal and accounting standards than U.S. companies, and foreign financial intermediaries may be subject to less supervision and regulation than U.S. financial firms. A Fund's investments in depositary receipts (including ADRs) are subject to these risks, even if denominated in U.S. Dollars, because changes in currency and exchange rates affect the values of the issuers of depositary receipts. In addition, the underlying issuers of certain depositary receipts, particularly unsponsored or unregistered depositary receipts, are under no obligation to distribute shareholder communications to the holders of such receipts, or to pass through to them any voting rights with respect to the deposited securities.

ETF Risk (Oak Ridge Small Cap Growth Fund, Oak Ridge International Small Cap Fund, Oak Ridge Dynamic Small Cap Fund, Oak Ridge Large Cap Growth Fund, Oak Ridge Dividend Growth Fund, Oak Ridge Disciplined Growth Fund, Oak Ridge Global Equity Fund). Investing in an ETF will provide the Funds with exposure to the securities comprising the index on which the ETF is based and will expose the Funds to risks similar to those of investing directly in those securities. Shares of ETFs typically trade on securities exchanges and may at times trade at a premium or discount to their net asset values. In addition, an ETF may not replicate exactly the performance of the benchmark index it seeks to track for a number of reasons, including transaction costs incurred by the ETF, the temporary unavailability of certain index securities in the secondary market or discrepancies between the ETF and the index with respect to the weighting of securities or the number of securities held. It may also be more expensive for a Fund to invest in an ETF, which are investment companies, than to own the portfolio securities of these investment vehicles directly. Investing in ETFs involves duplication of advisory fees and certain other expenses. The Funds will pay brokerage commissions in connection with the purchase and sale of shares of ETFs.

Growth Oriented Investment Strategies Risk (Oak Ridge Small Cap Growth Fund, Oak Ridge Large Cap Growth Fund, Oak Ridge Dividend Growth Fund, Oak Ridge Technology Insights Fund and Oak Ridge Disciplined Growth Fund). Growth funds generally focus on stocks of companies believed to have above-average potential for growth in revenue and earnings. Growth securities typically are very sensitive to market movements because their market prices frequently reflect projections of future earnings or revenues, and when it appears that those expectations will not be met the prices of growth securities typically fall. Prices of these companies' securities may be more volatile than those of other securities, particularly over the short-term.

Management and Strategy Risk (All Funds). The value of your investments depends on the judgment of the Advisor about the quality, relative yield, value or market trends affecting a particular security, industry, sector or region, which may prove to be incorrect. Investment strategies employed by the Advisor in selecting investments for a Fund may not result in an increase in the value of your investment or in overall performance equal to other investments.

Mortgage-Backed and Other Asset-Backed Risk. Mortgage-related and other asset-backed securities are subject to certain additional risks. Generally, rising interest rates tend to extend the duration of fixed rate mortgage-backed securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, if the Fund holds mortgage-backed securities, it may exhibit additional volatility. This is known as "extension risk." In addition, adjustable and fixed rate mortgage-backed securities are subject to "prepayment risk." When interest rates decline, borrowers may pay off their mortgages sooner than expected. This can reduce the returns of a fund because the Fund may have to reinvest that money at lower prevailing interest rates. The Fund's investments in other asset-backed securities are subject to risks similar to those associated with mortgage-backed securities, as well as additional risks associated with the nature of the assets and the servicing of those assets.

The Fund may invest in mortgage-backed securities issued by the U.S. Government or by non-governmental issuers. To the extent that the Fund invests in mortgage-backed securities offered by non-governmental issuers, such as commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers, the Fund may be subject to additional risks. Timely payment of interest and principal of non-governmental issuers are supported by various forms of private insurance or guarantees, including individual loan, title, pool and hazard insurance purchased by the issuer. There can be no assurance that the private insurers can meet their obligations under the policies. An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may adversely affect the value of a mortgage-backed security and could result in losses to the Fund. The risk of such defaults is generally higher in the case of mortgage pools that include subprime mortgages. Subprime mortgages refer to loans made to borrowers with weakened credit histories or with a lower capacity to make timely payments on their mortgages.

Municipal Securities Risk. Prices of municipal securities rise and fall in response to interest rate changes and local political and economic factors may adversely affect the value and liquidity of these securities. In addition, the Fund's investments in municipal securities are subject to the risks associated with a lack of liquidity in the municipal bond market. The value of municipal securities also may be affected more by supply and demand factors or the creditworthiness of the issuer than by market interest rates. Repayment of municipal securities depends on the ability of the issuer or project backing such securities to generate taxes or revenues. Any failure of municipal securities invested in by the Fund to meet certain applicable legal requirements, or any proposed or actual changes in federal or state tax law, could cause Fund distributions attributable to interest on such securities to be taxable.

Preferred Stock Risk (All Funds).. Preferred stock represents an equity interest in a company that generally entitles the holder to receive, in preference to the holders of other stocks such as common stocks, dividends and a fixed share of the proceeds resulting from a liquidation of the company. Preferred stocks may pay fixed or adjustable rates of return. The market value of preferred stock is subject to issuer-specific and market risks applicable generally to equity securities and is sensitive to changes in the issuer's creditworthiness, the ability of the issuer to make payments on the preferred stock and changes in interest rates, typically declining in value if interest rates rise. In addition, a company's preferred stock generally pays dividends only after the company makes required payments to holders of its bonds and other debt. Therefore the value of preferred stock will usually react more strongly than bonds and other debt to actual or perceived changes in the company's financial condition or prospects.

Sector Focus Risk (All Funds). Each. The Fund may invest in underlying funds which invest a larger portion of itstheir assets in one or more sectors than many other mutual funds, and thus will be more susceptible to negative events affecting those sectors. At times the performance of athe Fund's investments may lag the performance of other sectors or the broader market as a whole. Such underperformance may continue for extended periods of time.

Small-Cap and Mid-Cap Company Risk. Investing in small-capitalization and mid-capitalization companies generally involves greater risks than investing in large-capitalization companies. Small- or mid-cap companies may have limited product lines, markets or financial resources or may depend on the expertise of a few people and may be subject to more abrupt or erratic market movements than securities of larger, more established companies or market averages in general. Many small capitalization companies may be in the early stages of development. Since equity securities of smaller companies may lack sufficient market liquidity and may not be regularly traded, it may be difficult or impossible to sell securities at an advantageous time or a desirable price.

Value-Oriented Investment Strategies Risk. Value stocks are those that are believed to be undervalued in comparison to their peers due to adverse business developments or other factors. Value investing carries the risk that the market will not recognize a security's inherent value for a long time or at all, or that a stock judged to be undervalued may actually be appropriately priced or overvalued. *Emerging Market Risk (Oak Ridge Small Cap Growth Fund, Oak Ridge International Small Cap Fund, Oak Ridge Large Cap Growth Fund and Oak Ridge Global Equity Fund).* Many of the risks with respect to foreign investments are more pronounced for investments in issuers in developing or emerging market countries. Emerging market countries tend to have more government exchange controls, more volatile interest and currency exchange rates, less market regulation, and less developed economic, political and legal systems than those of more developed countries. In addition, emerging market countries may experience high levels of inflation and may have less liquid securities markets and less efficient trading and settlement systems. Their economies also depend heavily upon international trade and may be adversely affected by protective trade barriers and the economic conditions of their trading partners. Emerging market countries may have fixed or managed currencies that are not free floating against the U.S. Dollar and may not be traded internationally. Some countries with emerging securities markets have experienced high rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on the economies and securities markets of certain countries. Emerging securities markets typically have substantially less volume than U.S. markets, securities in these markets are less liquid, and their prices often are more volatile than those of comparable U.S. companies. Delays may occur in settling securities transactions in emerging market countries, which could adversely affect a Fund's ability to make or liquidate investments in those markets in a timely fashion. In addition, it may not be possible for the Fund to find satisfactory custodial services in an emerging market country, which could increase the Fund's costs and cause delays in the transportation and custody of its investments.

Currency Risk (Oak Ridge International Small Cap Fund and Oak Ridge Global Equity Fund). The values of investments in securities denominated in foreign currencies increase or decrease as the rates of exchange between those currencies and the U.S. Dollar change. Currency conversion costs and currency fluctuations could erase investment gains or add to investment losses. Currency exchange rates can be volatile and are affected by factors such as general economic conditions, the actions of the United States and foreign governments or central banks, the imposition of currency controls, and speculation.

REIT Risk (Oak Ridge Small Cap Growth Fund, Oak Ridge International Small Cap Fund, Oak Ridge Dynamic Small Cap Fund, Oak Ridge Large Cap Growth Fund, Oak Ridge Disciplined Growth Fund and Oak Ridge Global Equity Fund). The Funds' investments in REITs will subject the Funds to risks similar to those associated with direct ownership of real estate, including losses from casualty or condemnation, and changes in local and general economic conditions, supply and demand, interest rates, zoning laws, regulatory limitations on rents, property taxes and operating expenses. Investment in REITs is subject to additional risks, such as poor performance by the manager of the REIT, adverse changes to the tax laws or failure by the REIT to qualify for tax free pass through of income under the Code. In addition, some REITs have limited diversification because they invest in a limited number of properties, a narrow geographic area, or a single type of property.

IPO Risk (Oak Ridge Small Cap Growth Fund, Oak Ridge International Small Cap Fund, Oak Ridge Dynamic Small Cap Fund, Oak Ridge Large Cap Growth Fund, Oak Ridge Technology Insights Fund, Oak Ridge Disciplined Growth Fund, Oak Ridge Global Equity Fund). The market value of IPO shares will fluctuate considerably due to factors such as the absence of a prior public market, unseasoned trading, the small number of shares available for trading and limited information about the issuer. The purchase of IPO shares may involve high transaction costs. IPO shares are subject to market risk and liquidity risk.

Warrants and Rights Risk (Oak Ridge Small Cap Growth Fund, Oak Ridge Large Cap Growth Fund, Oak Ridge Dividend Growth Fund, Oak Ridge Technology Insights Fund, Oak Ridge Disciplined Growth Fund and Oak Ridge Global Equity Fund). <u>In addition, during some periods (which may be extensive) value stocks generally may be out of favor in the markets. Therefore the Fund is most suitable for long-term investors who are willing to hold their shares for extended periods of time through market fluctuations and the accompanying changes in share prices.</u>

<u>Warrants and Rights Risk.</u> A warrant gives the holder a right to purchase, at any time during a specified period, a predetermined number of shares of common stock at a fixed price. Rights are similar to warrants but typically have a shorter duration and are issued by a company to existing stockholders to provide those holders the right to purchase additional shares of stock at a later date. Unlike a convertible debt security or preferred stock a warrant or right does not pay fixed dividends. A warrant or right may lack a liquid secondary market for resale. The price of a warrant or right may fluctuate as a result of speculation or other factors. In addition, the price of the underlying security may not reach, or have reasonable prospects of reaching, a level at which the warrant or right can be exercised prudently (in which case the warrant or right may expire without being exercised, resulting in a loss of ~~a~~<u>the</u> Fund's entire investment in the warrant or right). If ~~a~~<u>the</u> Fund owns common stock of a company, failing to exercise rights to purchase common stock would dilute the Fund's interest in the issuing company. The market for rights is not well developed and ~~a~~<u>the</u> Fund may not always realize full value on the sale of rights.

Small Cap Company Risk (Oak Ridge Small Cap Growth Fund, Oak Ridge International Small Cap Fund, Oak Ridge Dynamic Small Cap Fund, Oak Ridge Technology Insights Fund, Oak Ridge Disciplined Growth Fund and Oak Ridge Global Equity Fund). Investing in small-capitalization companies generally involves greater risks than investing in large-capitalization companies. Small-cap companies may have limited product lines, markets or financial resources or may depend on the expertise of a few people and may be subject to more abrupt or erratic market movements than securities of larger, more established companies or market averages in general. Many small-capitalization companies may be in the early stages of development. Since equity securities of smaller companies may lack sufficient market liquidity and may not be regularly traded, it may be difficult or impossible to sell securities at an advantageous time or a desirable price.

Large Cap Company Risk (Oak Ridge Large Cap Growth Fund, Oak Ridge Dividend Growth Fund, Oak Ridge Technology Insights Fund, Oak Ridge Disciplined Growth Fund and Oak Ridge Global Equity Fund). Larger, more established companies may be unable to attain the high growth rates of successful, smaller companies during periods of economic expansion. In addition, large-capitalization companies may be unable to respond quickly to new competitive challenges, such as changes in technology and consumer tastes, and may be more prone to global economic risks.

Reliance on Technology (Oak Ridge International Small Cap Fund, Oak Ridge Dynamic Small Cap Fund and Oak Ridge Global Equity Fund). The Funds' trading strategies are highly reliant on technology, including hardware, software and telecommunications systems. In addition, data gathering, research, forecasting, order execution, trade allocation, risk management, operational, back office and accounting systems are all highly automated and computerized. Such automation and computerization relies on an extensive amount of both proprietary software and third party hardware and software. Because of the quantity and nature of the software utilized, software errors may occur, and certain of these errors may impact portfolios. Additionally, with respect to third party hardware and software, such errors are often entirely outside of the control of the Funds. The Sub-Advisor seeks to reduce the incidence of software errors through a certain degree of internal testing and seeks to reduce the impact of such errors through monitoring and the use of certain independent safeguards in the overall portfolio management system and often, with respect to proprietary software, in the software code itself. Despite such testing, monitoring and independent safeguards, these software errors may result in, among other things, the execution of unanticipated trades, the failure to execute anticipated trades, the failure to properly allocate trades among clients, the failure to properly gather and organize available data and/or the failure to take certain hedging or risk reducing actions. These errors may be extremely hard to detect. Regardless of how difficult their detection appears in retrospect, some of these errors may go undetected for long periods of time and some may never be detected. The impact caused by errors may be compounded over time. A Fund assumes that software errors and their ensuing risks are an inherent part of investing with a process-driven, systematic investment manager, and does not expect to perform a materiality analysis on the vast majority of errors it discovers. The Sub-Advisor seeks, on an ongoing basis, to create adequate backups of software and hardware where possible but there is no guarantee that such efforts will be successful. Further, to the extent that an unforeseeable software or hardware malfunction or problem is caused by a defect, virus or other outside force, investors may be materially adversely affected.

Value-Oriented Investment Strategies Risk (Oak Ridge International Small Cap Fund, Oak Ridge Dynamic Small Cap Fund and Oak Ridge Global Equity Fund). Value stocks are those that are believed to be undervalued in comparison to their peers due to adverse business developments or other factors. Value investing carries the risk that the market will not recognize a security's inherent value for a long time or at all, or that a stock judged to be undervalued may actually be appropriately priced or overvalued. In addition, during some periods (which may be extensive) value stocks generally may be out of favor in the markets. Therefore, the Funds are most suitable for long-term investors who are willing to hold their shares for extended periods of time through market fluctuations and the accompanying changes in share prices.

Liquidity Risk (Oak Ridge Technology Insights Fund, Oak Ridge Disciplined Growth Fund and Oak Ridge Global Equity Fund). Due to a lack of demand in the marketplace or other factors, such as market turmoil, a Fund may not be able to sell some or all of the investments that it holds, or if the Fund is forced to sell an illiquid asset to meet redemption requests or other cash needs, it may only be able to sell those investments at a loss. Liquidity risk arises, for example, from small average trading volumes, trading restrictions, or temporary suspensions of trading. In addition, when the market for certain investments is illiquid, a Fund may be unable to achieve its desired level of exposure to a certain sector. Liquidity risk may be more pronounced with respect to investments in developing countries.

Technology Sector Risk (Oak Ridge Small Cap Growth Fund, Oak Ridge Dynamic Small Cap Fund, Oak Ridge Large Cap Growth Fund, Oak Ridge Technology Insights Fund and Oak Ridge Disciplined Growth Fund). Because the Funds may invest a significant portion of its assets in the technology sector, its performance will be significantly affected by developments in that sector. Technology companies, especially small cap technology companies, involve greater risk because their revenue and/or earnings tend to be less predictable and their share prices tend to be more volatile. The Funds' investment performance will be tied to many factors which affect these companies, including intense competition, consumer preferences, problems with product compatibility and government regulation. In addition, these companies are strongly affected by worldwide technological developments, and their products and services may not be economically successful or may quickly become outdated. The Funds' investments may experience significant price movements caused by disproportionate investor optimism or pessimism with little or no basis in fundamental economic conditions.

Industrial Sector Risk (Oak Ridge International Small Cap Fund, Oak Ridge Global Equity Fund). Because the Funds may invest a significant portion of its assets in the industrials sector, its performance will be significantly affected by developments in that sector. Companies in the industrials sector can be significantly affected by general economic trends, changes in consumer sentiment and spending, commodity prices, legislation, government regulation and spending, import controls, and worldwide competition.

Consumer Discretionary Sector Risk (Oak Ridge International Small Cap Fund, Oak Ridge Dynamic Small Cap Fund, Oak Ridge Global Equity Fund). Because the Funds may invest a significant portion of its assets in the consumer discretionary sector, its performance will be significantly affected by developments in that sector. Companies in the consumer discretionary sector may be adversely affected by fluctuations in supply and demand, changes in the global economy, consumer spending, competition, demographics and consumer preferences, and production spending. Companies in the consumer discretionary sector are also affected by changes in government regulation, global economic, environmental and political events, economic conditions and the depletion of resources.

Healthcare Sector Risk (Oak Ridge Small Cap Growth Fund). Because the Oak Ridge Small Cap Growth Fund may invest a significant portion of its assets in the healthcare sector, its performance will be significantly impacted by developments in that sector. Companies in the healthcare sector may be adversely affected by government regulation, restrictions on government reimbursement for medical expenses, industry innovation, obtaining and defending patents, research and development costs, and extensive litigation based on product liability and similar claims.

Non-Diversification Risk (Oak Ridge Technology Insights Fund). The Oak Ridge Technology Insights Fund is classified as "non-diversified," which means the Fund may invest a larger percentage of its assets in the securities of a smaller number of issuers than a diversified fund. Investments in securities of a limited number of issuers exposes the Fund to greater market risk and potential losses than if its assets were diversified among the securities of a greater number of issuers.

No Operating History (Oak Ridge Technology Insights Fund, Oak Ridge Disciplined Growth Fund and Oak Ridge Global Equity Fund). The Oak Ridge Technology Insights Fund, Oak Ridge Disciplined Growth Fund and Oak Ridge Global Equity Fund are newly organized series of an open-end management investment company and have no operating history. As a result, prospective investors have no track record or history on which to base their investment decisions. Among other things, this means that investors will not be able to evaluate a Fund against one or more comparable mutual funds on the basis of relative performance until the Fund has established a track record.

Portfolio Holdings Information

A description of the ~~Funds'~~Fund's policies and procedures with respect to the disclosure of the ~~Funds'~~Fund's portfolio securities is available in the ~~Funds'~~Fund's SAI. Currently, disclosure of the ~~Funds'~~Fund's holdings is required to be made quarterly within 60 days of the end of each fiscal quarter, in the ~~Funds'~~Fund's Annual Report and Semi-Annual Report to Fund shareholders, and in its quarterly holdings report on Form N-Q.

MANAGEMENT OF THE ~~FUNDS~~FUND

Investment Advisor

Oak Ridge Investments, LLC, a Delaware limited liability company with its principal place of business at 10 South LaSalle Street, Suite 1900, Chicago, Illinois 60603, is ~~each~~the Fund's investment advisor and provides investment advisory services to ~~each~~the Fund pursuant to an investment advisory agreement between the Advisor and the Trust (the "Advisory Agreement"). Founded in 1989, Oak Ridge is a registered investment advisor and provides investment advice to institutions and high-net-worth investors. As of ~~July 31, 2016~~[___], 2017, the Advisor had approximately ~~$4.3~~$[___] billion in assets under management.

~~Algert Global LLC, with its principal place of business at One Maritime Plaza, Suite 1525, San Francisco, California 94111, serves as the sub-advisor to the Oak Ridge International Small Cap Fund, Oak Ridge Dynamic Small Cap Fund and Oak Ridge Global Equity Fund. The Sub-Advisor was founded in 2002 and is registered as an investment advisor with the SEC. The Sub-Advisor is responsible for the day-to-day portfolio management, selection of the portfolio investments and supervision of the portfolio transactions, subject to the general oversight of the Advisor, for the Oak Ridge International Small Cap Fund, Oak Ridge Dynamic Small Cap Fund and Oak Ridge Global Equity Fund. As of July 31, 2016, the Sub-Advisor had $746 million in assets under management.~~

Subject to the general supervision of the Board of Trustees, the Advisor is responsible for managing ~~each~~the Fund in accordance with its investment objectives and policies using the approaches discussed in the "Principal Investment Strategies" section of this Prospectus.

For its services, the Advisor is entitled to receive the below annual management fee from ~~each~~the Fund, calculated daily and payable monthly, as a percentage of ~~each~~the Fund's average daily net assets.

Fund	Contractual Advisory Fees As a Percentage of Average Daily Net Assets
Oak Ridge ~~Small Cap Growth~~Multi Strategy Fund	~~First $1 billion 0.85%~~ ~~Thereafter 0.80%~~
~~Oak Ridge International Small Cap Fund~~	~~1.00%~~
~~Oak Ridge Dynamic Small Cap Fund~~	~~0.90%~~
~~Oak Ridge Technology Insights Fund~~	~~0.80%~~
~~Oak Ridge Global Equity Fund~~	~~0.90%~~
~~Oak Ridge Disciplined Growth Fund~~	~~0.70%~~
~~Oak Ridge Large Cap Growth Fund~~	~~First $1 billion 0.75%~~ ~~Thereafter 0.70%~~
~~Oak Ridge Dividend Growth Fund~~	~~0.75%~~

~~The~~For the fiscal year ending May 31, 201_, the Advisor received the following advisory fees from ~~each~~the Fund, after waiving fees pursuant to its expense limitation agreement with ~~each~~the Fund:

Fund	Advisory Fees Received As a Percentage of Average Daily Net Assets
Oak Ridge ~~Small Cap Growth~~Multi Strategy Fund	~~0.78%~~%*
~~Oak Ridge International Small Cap Fund*~~	~~0.06%~~
~~Oak Ridge Dynamic Small Cap Fund*~~	~~0.00%~~
~~Oak Ridge Technology Insights Fund†~~	~~--~~
~~Oak Ridge Global Equity Fund†~~	~~--~~
~~Oak Ridge Disciplined Growth Fund†~~	~~--~~
~~Oak Ridge Large Cap Growth Fund~~	~~0.52%~~
~~Oak Ridge Dividend Growth Fund~~	~~0.00%~~

~~*   The Fund commenced operation on September 30, 2015.~~
~~†   The Fund commenced operations on July 29, 2016.~~

*   Prior to [   ], 2017, the Fund paid the following annual management fee, as a percentage of the Fund's average daily net assets: 0.75% on the first $1 billion and 0.70% thereafter.

A discussion regarding the basis for the Board's approval of the Advisory ~~and Sub-Advisory Agreements~~Agreement is available in the ~~Oak Ridge Dividend Growth Fund's Semi-Annual Report dated November 30, 2014, the Oak Ridge Small Cap Growth Fund's and Oak Ridge Large Cap Growth~~ Fund's Annual Report to shareholders dated ~~November 30, 2015, and the Oak Ridge International Small Cap Fund's and Oak Ridge Dynamic Small Cap Fund's Semi-Annual Report dated November 30, 2015. The discussion regarding the basis for the Board's approval of the Advisory and Sub-Advisory Agreements for the Oak Ridge Technology Insights Fund, Oak Ridge Disciplined Growth Fund and Oak Ridge Global Equity Fund will be available in the Funds' Semi-Annual Report to shareholders dated November 30, 2016.~~[____].

Portfolio Managers

David M. Klaskin~~,~~ and Robert G. McVicker~~,~~ are jointly and primarily responsible for the day-to-day management of the ~~portfolios of the Oak Ridge Small Cap Growth Fund, Oak Ridge Large Cap Growth Fund and Oak Ridge Disciplined Growth Fund.~~

~~David M. Klaskin is primarily responsible for the day-to-day management of the Oak Ridge Dividend Growth Fund.~~

~~Peter Algert, Bram Zeigler and Ian Klink are jointly and primarily responsible for the day-to-day management of the Oak Ridge Dynamic Small Cap Fund's portfolio.~~

~~Peter Algert and Bram Zeigler are jointly and primarily responsible for the day-to-day management of the portfolios of the Oak Ridge International Small Cap Fund and Oak Ridge Global Equity Fund.~~

~~Robert Corman is primarily responsible for the day-to-day management of the Oak Ridge Technology Insights Fund's portfolio~~Fund.

David M. Klaskin has 33 years of investment experience. He co-founded Oak Ridge and has served as its Chief Executive Officer and Chief Investment Officer since 1989. He chairs the firm's Executive Committee and the equity selection team. He is also a co-portfolio manager for the firm's all cap, large cap, and small to mid cap equity portfolios and is the portfolio manager of the firm's dividend growth portfolio.

Robert G. McVicker has 28 years of investment experience. Mr. McVicker has served as Executive Vice President and Senior Portfolio Manager of the Advisor since 1989. He is a member of the firm's equity selection team. He is co-portfolio manager for the firm's all cap, large cap, and small to mid cap equity portfolios and serves as director of research with responsibility for coordinating, directing and implementing the firm's qualitative/quantitative equity research.

~~**Peter Algert, Ph.D,** has 21 years of investment experience. Mr. Algert is the Chief Investment Officer and Chief Executive Officer of the Sub-Advisor, which he co-founded in 2002. Mr. Algert was previously a Managing Director at Barclays Global Investors, where he served as the Global Head of Research focusing on stock selection strategies. Prior to that, Mr. Algert was a Director at KMV Corporation where he worked in the areas of empirical modeling and management of credit risk. Mr. Algert received his B.A. in Economics from the University of California, Santa Cruz and his Ph.D. from UC Berkeley's Haas School of Business.~~

~~**Ian Klink, Ph.D,** has 4 years of investment experience. Mr. Klink is a research analyst and portfolio manager for the Sub-Advisor. Mr. Klink joined the Sub-Advisor in 2011. Mr. Klink received his B.S. in Chemical Engineering from the University of Oklahoma and his Ph.D in Chemical Engineering at the University of California, Davis during which time he concurrently earned an MBA, with a focus in Finance. He also completed coursework toward postdoctoral studies in Chemical Engineering.~~

~~**Bram Zeigler,** has 18 years of investment experience. Mr. Zeigler is a research analyst and portfolio manager responsible for the Sub-Advisor. Mr. Zeigler joined Algert Global in 2004. Mr. Zeigler was previously a Vice President at Charles Schwab & Co. where he worked in the areas of correspondent order flow valuation, market maker profitability, and execution quality. Prior to that, Mr. Zeigler worked at the National Association of Securities Dealers where he worked on market microstructure issues affecting The NASDAQ Stock Market. During his time at NASD, he developed the original idea for NASDAQ's SuperMontage trading system, for which he is listed as inventor on the patent. Mr. Zeigler received his B.A. in Economics from Dickinson College and his M.A. in Economics from Washington University in St. Louis.~~

~~**Robert B. Corman, CFA**, has 39 years of investment experience. Mr. Corman is Executive Vice President and Portfolio Manager of the Advisor. Mr. Corman joined the Advisor in 2014 and is responsible for company research and analysis. He is also a member of the Advisor's Executive Committee. Prior to joining the Advisor, Mr. Corman served as trustee, asset manager and consultant for a collection of private trusts. From 2003 to 2009, he was with Neuberger Berman where his roles included Chief Investment Officer, Board Member, Director of Research and Portfolio Manager. Mr. Corman received his B.B.A. in Accounting and Computer Science from the University of Wisconsin – Madison and his MBA from the University of Chicago. He is a CFA and CPA charter holder.~~

The SAI provides additional information about the portfolio managers' method of compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership of Fund securities.

Other Service Providers

IMST Distributors, LLC, (the "Distributor") is the Trust's principal underwriter and acts as the Trust's distributor in connection with the offering of Fund shares. The Distributor may enter into agreements with banks, broker-dealers, or other financial intermediaries through which investors may purchase or redeem shares. The Distributor is not affiliated with the Trust, the Advisor or any other service provider for the ~~Funds~~Fund.

Fund Expenses

~~Each~~The Fund is responsible for its own operating expenses (all of which will be borne directly or indirectly by the Fund's shareholders), including among others, legal fees and expenses of counsel to the Fund and the Fund's independent trustees; insurance (including trustees' and officers' errors and omissions insurance); auditing and accounting expenses; taxes and governmental fees: listing fees; fees and expenses of the Fund's custodians, administrators, transfer agents, registrars and other service providers; expenses for portfolio pricing services by a pricing agent, if any; expenses in connection with the issuance and offering of shares; brokerage commissions and other costs of acquiring or disposing of any portfolio holding of the Fund and any litigation expenses.

The Advisor has contractually agreed to waive its fees and/or pay for operating expenses of ~~each~~the Fund to ensure that the total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed the following:

Fund	As a Percentage of Average Daily Net Assets*
Oak Ridge ~~Small Cap Growth~~Multi Strategy Fund	
Class A	1.40%
Class C	2.30%
Class I	1.05%
~~Class K~~	~~0.92%~~
~~Oak Ridge International Small Cap Fund~~	
~~Class A~~	~~1.50%~~
~~Class I~~	~~1.25%~~
~~Oak Ridge Dynamic Small Cap Fund~~	
~~Class A~~	~~1.40%~~
~~Class I~~	~~1.15%~~
~~Oak Ridge Technology Insights Fund~~	
~~Class A~~	~~1.35%~~
~~Class I~~	~~1.10%~~
~~Oak Ridge Global Equity Fund~~	
~~Class A~~	~~1.40%~~
~~Class I~~	~~1.15%~~
~~Oak Ridge Disciplined Growth Fund~~	
~~Class A~~	~~1.20%~~
~~Class I~~	~~0.95%~~
~~Oak Ridge Large Cap Growth Fund~~	
~~Class A~~	~~1.20%~~

~~Class C~~	~~2.10%~~
~~Class I~~	~~1.17%~~
~~Oak Ridge Dividend Growth Fund~~	
~~Class A~~	~~1.25%~~
~~Class I~~	~~1.00%~~

~~This agreement is in effect until September 30, 2017, for the Oak Ridge Small Cap Growth Fund and it may be terminated before that date only by the Trust's Board of Trustees.~~

*   Prior to [   ], 2017, the limits were 1.20%, 2.10% and 1.17% for Class A, Class C and Class I, respectively.

This agreement is in effect until September 30, 2026~~, for the Oak Ridge International Small Cap Fund, Oak Ridge Dynamic Small Cap Fund, Oak Ridge Large Cap Fund, Oak Ridge Dividend Growth Fund, Oak Ridge Technology Insights Fund, Oak Ridge Disciplined Growth Fund and Oak Ridge Global Equity Fund~~ and it may be terminated or amended prior to the end of the term with the approval of the Trust's Board of Trustees.

Any reduction in advisory fees or payment of ~~a~~the Fund's expenses made by the Advisor in a fiscal year may be reimbursed by the Fund for a period ending three full fiscal years after the date of reduction or payment if the Advisor so requests. This reimbursement may be requested from ~~a~~the Fund if the aggregate amount of operating expenses for ~~such~~the fiscal year, as accrued each month~~, in addition to the reimbursement amount~~, does not exceed the lesser of (a) the limitation on Fund expenses in effect at the time of the relevant reduction in advisory fees or payment of the Fund's expenses, or (b) the limitation on Fund expenses at the time of the request. The reimbursement amount may not exceed the total amount of fees waived and/or Fund expenses paid by the Advisor and will not include any amounts previously reimbursed to the Advisor by the Fund. Any such reimbursement is contingent upon the Board's subsequent review of the reimbursed amounts and no reimbursement may cause the total operating expenses paid by ~~a~~the Fund in a fiscal year to exceed the applicable limitation on Fund expenses. ~~A~~The Fund must pay current ordinary operating expenses before the Advisor is entitled to any reimbursement of fees and/or Fund expenses.

~~Prior Performance for Similar Accounts Managed by Oak Ridge Investments, LLC~~

~~The following tables set forth performance data relating to the historical performance of all private accounts managed by Oak Ridge Investments, LLC for the periods indicated that have investment objectives, policies, strategies and risks substantially similar to those of the Oak Ridge Disciplined Growth Fund. The data is provided to illustrate the past performance of Oak Ridge Investments, LLC in managing substantially similar accounts as measured against market indices and does not represent the performance of the Fund. You should not consider this performance data as an indication of future performance of the Fund.~~

~~The private accounts that are included in the performance data set forth below are not subject to the same types of expenses to which the Fund is subject, or to the diversification requirements, specific tax restrictions and investment limitations imposed on the Fund by the 1940 Act, or Subchapter M of the Internal Revenue Code of 1986. Consequently, the performance results for these private accounts could have been adversely affected if the private accounts had been regulated as investment companies under the federal securities laws.~~

Annualized Total Returns
For the Periods Ended March 31, 2016
All Cap Growth Equity Composite

	One Year	Three Years	Five Years	Since January 1, 2007
All Cap Growth Composite				
Net Returns, after fees/expenses*	-4.24%	11.17%	9.63%	6.24%
Gross Returns**	-2.85%	12.78%	11.19%	7.73%
Russell 3000 Growth Index	1.34%	13.16%	12.00%	8.19%

Oak Ridge is an investment advisor registered with the SEC pursuant to the Investment Advisers Act of 1940. The Oak Ridge All Cap Growth Equity Composite (the "All Cap Growth Equity Composite") was created in March 2001 and is made up of discretionary, fee paying, all capitalization separately managed accounts. The All Cap Growth Equity Composite performance information shown in this section begins January 1, 2007. The All Cap Growth Equity Composite includes wrap-fee and non-wrap-fee separately managed accounts. Wrap fee accounts are charged an all inclusive asset based fee that includes most costs. Account performance is based on total assets in the account, including cash and cash equivalents. Historical performance results include the results of accounts that are no longer managed by the Firm. The All Cap Growth Equity Composite does not include any non-fee paying accounts. The All Cap Growth Equity Composite is comprised of growth equity accounts that invest primarily in companies with market capitalizations within the range of the Russell 3000 Growth Index at the time of first purchase. For comparison purposes, the composite is measured against the Russell 3000 Growth Index.

*   The fees and expenses of accounts (including cash reserves) included in the composite are lower than the anticipated operating expenses of the Oak Ridge Disciplined Growth Fund, and, accordingly, the performance results of the composite are higher than what the Oak Ridge Disciplined Growth Fund performance would have been.

**   The gross of fees performance results reflect the asset weighted performance of accounts (including cash reserves) managed for the period and do not reflect the deduction of any wrap fees or fees in lieu of commissions on wrap-fee accounts or any advisory fees on the accounts, but do reflect the deduction of trading commissions for separately managed accounts. Such returns are commonly referred to as "Pure" gross of fees returns and are supplemental to net returns.

ALL CAP GROWTH EQUITY COMPOSITE

		Composite Performance		Benchmark Performance
Period	Total Firm Assets ($ millions)	Net	Gross	Russell 3000 Growth Index
1Q2016	4,110	-3.98%	-3.62%	0.34%
2015	4,349	5.56%	7.08%	5.09%
2014	4,216	11.45%	13.04%	12.44%
2013	4,042	34.10%	36.04%	34.23%
2012	2,900	9.31%	10.85%	15.21%
2011	2,664	1.15%	2.53%	2.18%
2010	2,912	14.39%	15.90%	17.64%
2009	2,511	29.36%	31.13%	37.01%
2008	1,994	-37.77%	-36.85%	-38.44%
2007	3,822	13.59%	15.06%	11.40%

Prior Performance for Similar Accounts Managed by Algert Global LLC

The following tables set forth performance data relating to the historical performance of all accounts managed by Algert Global LLC for the periods indicated that have investment objectives, policies, strategies and risks substantially similar to those of the Oak Ridge International Small Cap Fund. The data is provided to illustrate the past performance of Algert Global LLC in managing substantially similar accounts as measured against market indices and does not represent the performance of the Fund. You should not consider this performance data as an indication of future performance of the Fund.

The private accounts that are included in the performance data set forth below are not subject to the same types of expenses to which the Fund is subject, or to the diversification requirements, specific tax restrictions and investment limitations imposed on the Fund by the Investment Company Act of 1940, as amended (the "1940 Act"), or Subchapter M of the Internal Revenue Code of 1986. Consequently, the performance results for these private accounts could have been adversely affected if the private accounts had been regulated as investment companies under the federal securities laws.

Average Annual Total Returns
For the Periods Ended March 31, 2016

International Small Cap Strategy Composite

	One Year	Three Years	Five Years	Since Inception
International Small Cap Strategy Composite				
Net Returns, after fees/expenses*	4.57%	12.29%	10.07%	12.64%
Gross Returns	5.62%	13.40%	11.17%	13.76%
MSCI EAFE Small Cap Index	3.20%	7.29%	5.58%	8.61%

* The net returns for the composite are shown net of all actual fees and expenses. The fees and expenses of accounts included in the composite are lower than the anticipated operating expenses of the Fund and

accordingly, the performance results of the composite are higher than what the Fund's performance would have been.

INTERNATIONAL SMALL CAP STRATEGY COMPOSITE
(As of March 31, 2016)

Period	Total Firm Assets ($ millions)	Composite Assets U.S. Dollars ($ millions)	Number of Accounts	Performance Results Composite Net	Gross	Index
1Q16	681.0	241.6	7	-0.4%	-0.1%	-0.6%
2015	787.2	241.9	7	14.1%	15.2%	9.6%
2014	481.3	49.4	<5	0.8%	1.9%	-5.0%
2013	602.6	40.0	<5	41.0%	42.4%	29.3%
2012	485.2	0.8	<5	21.5%	22.7%	20.0%

Algert Global LLC is an investment advisor registered with the SEC pursuant to the Investment Advisers Act of 1940.

The Algert Global International Small Cap composite was created on October 1, 2012, and includes all fee paying and non-fee-paying discretionary accounts with comparable investment objectives. Model fees were subtracted from non-fee-paying accounts in the composite to compute net of fees performance. Trade date accounting is utilized and cash equivalents are included in performance returns. Valuations are computed and performance reported in U.S. Dollars.

The gross returns were calculated on a time-weighted basis, including all dividends and interest, accrual income, and realized and unrealized gains or losses, are net of all brokerage commissions and execution costs, and do not give effect to investment advisory fees, which would reduce such returns. The management fee range is between 0.80% and 1.00% on all assets.

The MSCI EAFE Small Cap Index is an equity index which captures small cap representation across developed markets countries around the world, excluding the United States and Canada.

DISTRIBUTION AND SHAREHOLDER SERVICE PLAN

Distribution and Service (Rule 12b-1) Fees

The Trust has adopted a plan, on behalf of the Funds pursuant to Fund, has adopted a Rule 12b-1 of the 1940 Act plan (the "12b-1 Plan") which allows each Fundwith respect to the Fund's Class A shares and Class C Shares. Under the 12b-1 Plan, the Fund pays to paythe Distributor distribution fees forin connection with the sale and distribution of itsthe Fund's Class A and Class C shares and/or shareholder liaison service fees in connection with the provision of personal services to shareholders of each such Class A shares and the maintenance of shareholder accounts. The 12b-1 Plan provides for the payment of such fees at the annual rate of up to 0.25% of average daily net assets attributable to Class A shares. Additionally, the Trust, on behalf of the Funds, has adopted a 12b-1 Plan with respect to each Fund's Class C shares. Under the 12b-1 Plan for the Class C shares, each Fund pays For Class A shares, the maximum annual fee payable to the Distributor for such distribution fees in connection with the sale and distribution of its Class C shares and/or shareholder liaison service fees in connection with the provision of ongoing services to shareholdersis 0.25% of Class C shares and the maintenanceaverage daily net assets of their shareholder accounts.

33

such shares. For Class C sharesShares, the maximum annual fees payable to the Distributor for distribution services and shareholder liaison services are 0.75% and 0.25%, respectively, of the average daily net assets attributable to such shares.

The Distributor may pay any or all amounts received under the 12b-1 Plan to other persons for any distribution or shareholder liaison services provided by such persons to the FundsFund. Payments under the 12b-1 Plan are not tied exclusively to distribution expenses actually incurred by the Distributor or others and the payments may exceed or be less than the amount of expenses actually incurred.

 In the case of Class C Shares, 12b-1 fees together with the CDSC are used to finance the costs of advancing sales commissions paid to broker-dealers. After the first 12 months, the broker-dealers may receive the ongoing 12b1-fees associated with their clients' investment.

Since these fees are paid out of eachthe Fund's assets attributable to Class A and Class C shares, these fees will increase the cost of your investment and, over time, may cost you more than paying other types of sales charges. The net income attributable to Class A shares and Class C shares will be reduced by the amount of distribution and service fees and other expenses of athe Fund associated with the relevant class of shares.

To assist investors in comparing classes of shares, the table under the Prospectus heading "Fees and Expenses of the Fund" provides a summary of sales charges and expenses and an example of the sales charges and expenses of eachthe Fund applicable to each class of shares offered herein.

Class I and Class K shares are not subject to any distribution and service fees under the 12b-1 Plan.

Shareholder Service Fee

The Oak Ridge International Small Cap Fund, Oak Ridge Dynamic Small Cap Fund, Oak Ridge Dividend Growth Fund, Oak Ridge Technology Insights Fund, Oak Ridge Disciplined Growth Fund and Oak Ridge Global Equity Fund may pay a fee at an annual rate of up to 0.15% of its average daily net assets attributable to Class A shares and Class I shares, as applicable, to shareholder servicing agents. Shareholder servicing agents provide non-distribution administrative and support services to their customers, which may include establishing and maintaining accounts and records relating to shareholders, processing dividend and distribution payments from the Funds on behalf of shareholders, responding to routine inquiries from shareholders concerning their investments, assisting shareholders in changing dividend options, account designations and addresses, and other similar services.

Additional Payments to Broker-Dealers and Other Financial Intermediaries

The FundsFund or the Advisor may pay service fees to intermediaries such as banks, broker-dealers, financial advisors or other financial institutions, some of which may be affiliates, for sub-administration, sub-transfer agency and other shareholder services associated with shareholders whose shares are held of record in omnibus accounts, other group accounts or accounts traded through registered securities clearing agents.

The Advisor, out of its own resources, and without additional cost to the FundsFund or theirits shareholders, may provide additional cash payments or non-cash compensation to broker-dealers or intermediaries that sell shares of the FundsFund. These additional cash payments are generally made to intermediaries that provide shareholder servicing, marketing support and/or access to sales meetings, sales representatives and management representatives of the intermediary. The Advisor may pay cash compensation for inclusion of the FundsFund on a sales list, including a preferred or select sales list, or in other sales programs, or may pay an expense reimbursement in cases where the intermediary provides shareholder services to the Funds'Fund's shareholders. The Advisor may also pay cash compensation in the form of finder's fees that vary depending on the dollar amount of the shares sold.

YOUR ACCOUNT WITH THE ~~FUNDS~~FUND

Share Price

The offering price of each class of ~~a~~the Fund's shares is the net asset value per share ("NAV") of that class (plus any sales charges, as applicable). ~~Each~~The difference among the classes' NAVs reflects the daily expense accruals of the distribution fees applicable to the Class A and Class C shares. The Fund's NAVs are calculated as of 4:00 p.m. Eastern Time, the normal close of regular trading on the NYSE, on each day the NYSE is open for trading. If for example, the NYSE closes at 1:00 p.m. New York time, ~~each~~The Fund's NAVs would still be determined as of 4:00 p.m. New York time. In this example, portfolio securities traded on the NYSE would be valued at their closing prices unless the Trust's Valuation Committee determines that a "fair value" adjustment is appropriate due to subsequent events. The NAV of a class of ~~a~~the Fund's shares is determined by dividing the value of the Fund's portfolio securities, cash and other assets (including accrued interest) allocable to such class, less all liabilities (including accrued expenses) allocable to such class, by the total number of outstanding shares of such class. ~~A~~The Fund's NAVs may be calculated earlier if trading on the NYSE is restricted or if permitted by the SEC. The NYSE is closed on weekends and most U.S. national holidays. However, foreign securities listed primarily on non-U.S. markets may trade on weekends or other days on which the ~~Funds do~~Fund does not value ~~their~~its shares, which may significantly affect the ~~Funds'~~Fund's NAVs on days when you are not able to buy or sell Fund shares.

The ~~Funds'~~Fund's securities generally are valued at market price. Securities are valued at fair value when market quotations are not readily available. The Board has adopted procedures to be followed when ~~a~~the Fund must utilize fair value pricing, including when reliable market quotations are not readily available, when the Fund's pricing service does not provide a valuation (or provides a valuation that, in the judgment of the Advisor, does not represent the security's fair value), or when, in the judgment of the Advisor, events have rendered the market value unreliable (see, for example, the discussion of fair value pricing of foreign securities in the paragraph below). Valuing securities at fair value involves reliance on the judgment of the Advisor and the Board (or a committee thereof), and may result in a different price being used in the calculation of ~~a~~the Fund's NAVs from quoted or published prices for the same securities. Fair value determinations are made in good faith in accordance with procedures adopted by the Board. There can be no assurance that ~~a~~the Fund will obtain the fair value assigned to a security if it sells the security.

In certain circumstances, the ~~Funds employ~~Fund employs fair value pricing to ensure greater accuracy in determining daily NAVs and to prevent dilution by frequent traders or market timers who seek to exploit temporary market anomalies. Fair value pricing may be applied to foreign securities held by ~~a~~the Fund upon the occurrence of an event after the close of trading on non-U.S. markets but before the close of trading on the NYSE when the Fund's NAVs are determined. If the event may result in a material adjustment to the price of ~~a~~the Fund's foreign securities once non-U.S. markets open on the following business day (such as, for example, a significant surge or decline in the U.S. market), the Fund may value such foreign securities at fair value, taking into account the effect of such event, in order to calculate the Fund's NAVs.

Other types of portfolio securities that ~~a~~the Fund may fair value include, but are not limited to: (1) investments that are illiquid or traded infrequently, including "restricted" securities and private placements for which there is no public market; (2) investments for which, in the judgment of the Advisor, the market price is stale; (3) securities of an issuer that has entered into a restructuring; (4) securities for which trading has been halted or suspended; and (5) fixed income securities for which there is no current market value quotation.

Buying Fund Shares

This Prospectus offers Class A, Class C, ~~Class I,~~ and Class ~~K~~I shares.

- Class A shares generally incur sales loads at the time of purchase and are subject to annual distribution fees ~~and/or shareholder service fees.~~.

- Class C shares ~~(Oak Ridge Small Cap Growth Fund and Oak Ridge Large Cap Growth Fund only)~~ generally incur a 1% ~~contingent deferred sales charge~~CDSC if you sell your shares within one year of purchase and are subject to annual distribution fees ~~or shareholder service fees.~~.

- Class I shares are not subject to any sales loads or distribution fees ~~or shareholder service fees, provided that Class I shares of Oak Ridge International Small Cap Fund, Oak Ridge Dynamic Small Cap Fund, and Oak Ridge Dividend Growth Fund are subject to shareholder service fees.~~.

- ~~Class K shares (Oak Ridge Small Cap Growth Fund only) are not subject to any sales loads or distribution fees or shareholder service fees.~~

By offering multiple classes of shares, ~~each~~the Fund permits each investor to choose the class of shares that is most beneficial given the type of investor, the amount to be invested and the length of time the investor expects to hold the shares.

Before you invest, you should compare the features of each share class, so that you can choose the class that is right for you. When selecting a share class, you should consider the following:

- which shares classes are available to you;
- how long you expect to own your shares;
- how much you intend to invest;
- total costs and expenses associated with a particular share class; and
- whether you qualify for any reduction or waiver of sales charges.

Class A and Class C shares are generally available to all investors; however, share class availability depends upon your financial intermediary's policies and procedures. Class I shares are subject to different eligibility requirements, fees and expenses, and may have different minimum investment requirements.   For eligible investors, Class I shares may be more suitable than Class A or Class C shares. You should consult with your financial advisor for more information to determine which share class is most appropriate for your situation.

Each class of shares generally has the same rights, except for the differing sales loads, distribution fees, ~~shareholder service fees,~~ any related expenses associated with each class of shares, and the exclusive voting rights by each class with respect to any distribution plan or service plan for such class of shares.

To purchase shares of the ~~Oak Ridge Funds~~Fund, you must invest at least the minimum amount indicated in the following table.

Minimum Investments	To Open Your Account	To Add to Your Account
Class A and C Shares		
All Accounts	$1,000	$100
Class I ~~and K~~ Shares		
All Accounts	$1,000,000	None

Shares of ~~a~~the Fund may be purchased by check, by wire transfer of funds via a bank or through an approved financial intermediary (*i.e.,* a supermarket, investment advisor, financial planner or consultant, broker, dealer or other investment professional and their agents) authorized by the Fund to receive purchase orders. ~~A financial intermediary may charge additional fees and may require higher minimum investments or impose other limitations on buying and selling Fund shares. From~~ Financial intermediaries may provide varying arrangements for their clients to purchase and redeem shares, which may include different sales charges as described in this Prospectus, additional fees and different investment minimums. In addition, from time to time, a financial intermediary may modify or waive the initial and subsequent investment minimums. Your financial intermediary may receive different compensation for selling Class A and Class C shares due to different sales charges among the share classes. Please see "**Class A Shares – Sales Charge Schedule**" on page [ ], "**Class C Shares Purchase Programs**" on page [ ] and "**Appendix A – Waivers and Discounts Available from Intermediaries**." The share classes your financial intermediary sells may depend on, among other things, the type of investor account and the policies, procedures and practices adopted by your financial intermediary. You should review these arrangements with your financial intermediary. When purchasing shares of ~~a~~the Fund, investors must specify whether the purchase is for Class A, Class C~~, Class I,~~ or Class ~~K~~I shares, as applicable.

You may make an initial investment in an amount greater than the minimum amounts shown in the preceding table and ~~a~~the Fund may, from time to time, reduce or waive the minimum initial investment amounts. The minimum initial investment amount is automatically waived for Fund shares purchased by Trustees of the Trust and current or retired directors and employees of the Advisor and its affiliates.

To the extent allowed by applicable law, ~~each~~The Fund reserves the right to discontinue offering shares at any time or to cease operating entirely.

The ~~Funds do~~Fund does not accept investments by non-U.S. persons.

Class A Shares

Class A shares of the ~~Funds~~Fund are sold at the public offering price, which is the NAV plus an initial maximum sales charge which varies with the amount you invest as shown in the following chart. This means that part of your investment in the ~~Funds~~Fund will be used to pay the sales charge.

Class A Shares—Sales Charge Schedule			
Your Investment	Front-End Sales Charge As a % Of Offering Price*	Front-End Sales Charge As a % Of Net Investment	Dealer Reallowance As a % Of Offering Price
Up to $49,999	5.75%	6.10%	5.00%
$50,000-$99,999	4.50%	4.71%	4.00%
$100,000-$249,999	3.50%	3.63%	3.00%
$250,000-$499,999	2.50%	2.56%	2.00%
$500,000 or more	See below**	See below**	See below**

* The offering price includes the sales charge.
** There is no initial sales charge on purchases of Class A shares in an account or accounts with an accumulated value of $500,000 or more, but a CDSC of 1.00% will be imposed to the extent a finder's fee was paid in the event of certain redemptions within 12 months of the date of purchase. See also the "Large Order Net Asset Value Purchase Privilege" section on page ~~78.~~[ ].

Because of rounding in the calculation of front-end sales charges, the actual front-end sales charge paid by an investor may be higher or lower than the percentages noted above. No sales charge is imposed on Class A shares received from reinvestment of dividends or capital gain distributions.

Information on sales charges can also be found on the ~~Funds'~~Fund's website at www.oakridgeinvest.com, or obtained by calling the ~~Funds~~Fund at 1-855-551-5521, or consulting with your financial advisor.

Class A Shares Purchase Programs

~~Eligible purchasers of Class A shares also may be entitled to reduced or waived sales charges through certain purchase programs offered by the Funds.~~

~~Quantity Discounts.~~
Eligible purchasers of Class A shares also may be entitled to reduced sales charges through the ***Quantity Discount*** programs offered by the Fund as discussed below. Eligible purchasers of Class A shares also may be entitled to waived sales charges as discussed below under ***Net Asset Value Purchases*** and ***Large Order Net Asset Value Purchase Privilege***. The availability of certain sales charge waivers and discounts will depend on whether you purchase your shares directly from the Fund or through a financial intermediary. As described in Appendix A to this Prospectus, financial intermediaries may have different policies and procedures regarding the availability of front-end sales load waivers or CDSC waivers. In all instances, it is the purchaser's responsibility to notify the Fund or the purchaser's financial intermediary at the time of purchase of any relationship or other facts qualifying the purchaser for sales charge waivers or discounts. **For waivers and discounts not available through a particular intermediary, shareholders will have to purchase Fund shares directly from the Fund or through another intermediary to receive these waivers or discounts. Please see "Appendix A – Waivers and Discounts Available from Intermediaries" of the Prospectus for a description of waivers or discounts available through certain intermediaries.**

Quantity Discounts

When purchasing Class A shares, if the dollar amount of your purchase reaches a specified level, known as a *breakpoint*, you are entitled to pay a discounted initial sales charge. For example, a purchase of up to $49,999 of Class A shares of the Fund would pay an initial charge of 5.75%, while a purchase of $50,000 would pay an initial charge of 4.50%. There are several breakpoints for the Fund, as shown in the "**Class A Shares - Sales Charge Schedule**" table above. The greater the investment, the greater the sales charge discount. Investments above $500,000 have no front-end sales charge but may be subject to a CDSC (please see ***Large Order Net Asset Value Purchase Privilege*** below for more information).

You may ~~be able to~~ lower your Class A sales charges if:

- you assure ~~a~~the Fund in writing that you intend to invest at least $50,000 in Class A shares of the ~~Funds~~Fund over the next 13 months in exchange for a reduced sales charge ("Letter of Intent") (see below); or

- the amount of Class A shares you already own in the ~~Funds~~Fund plus the amount you intend to invest in Class A shares is at least $50,000 ("Cumulative Discount").

By signing a Letter of Intent you can purchase shares of ~~a~~the Fund at a lower sales charge level. Your individual purchases will be made at the applicable sales charge based on the amount you intend to invest over a 13-month period as stated in the Letter of Intent.

Purchases resulting from the reinvestment of dividends and capital gains do not apply toward fulfillment of the Letter of Intent. Shares equal to 5.75% of the amount stated in the Letter of Intent will be held in escrow during the 13-month period. If, at the end of the period, the total net amount invested is less than the amount stated in the Letter of Intent, you will be required to pay the difference between the reduced sales charge and the sales charge applicable to the individual net amounts invested had the Letter of Intent not been in effect. This amount will be obtained from redemption of the escrowed shares. Any remaining escrowed shares after payment to ~~a~~the Fund of the difference in applicable sales charges will be released to you. If you establish a Letter of Intent with ~~a~~the Fund, you can aggregate your accounts as well as the accounts of your immediate family members. You will need to provide written instructions with respect to the other accounts whose purchases should be considered in fulfillment of the Letter of Intent.

The Letter of Intent and Cumulative Discount are intended to let you combine investments made at other times for purposes of calculating your present sales charge. Any time you can use any of these quantity discounts to "move" your investment into a lower sales charge level, it is generally beneficial for you to do so.

For purposes of determining whether you are eligible for a reduced Class A sales charge, you and your immediate family members (*i.e.,* your spouse or domestic partner and your children or stepchildren age 21 or younger) may aggregate your investments in ~~a~~the Fund. This includes, for example, investments held in a retirement account, an employee benefit plan, or through a financial advisor other than the one handling your current purchase. These combined investments will be valued at their current offering price to determine whether your current investment amount qualifies for a reduced sales charge.

You must notify ~~a~~the Fund or an approved financial intermediary at the time of purchase whenever a quantity discount is applicable to purchases and you may be required to provide the Fund, or an approved financial intermediary, with certain information or records to verify your eligibility for a quantity discount. Such information or records may include account statements or other records regarding the shares of the Fund held in all accounts (*e.g.,* retirement accounts) by you and other eligible persons which may include accounts held at the Fund or at other approved financial intermediaries. Upon such notification, you will pay the sales charge at the lowest applicable sales charge level. You should retain any records necessary to substantiate the purchase price of the Fund's shares, as the Fund and the approved financial intermediary may not retain this information.

Net Asset Value Purchases~~. You may be able to buy Class A shares without a sales charge if you are:~~

Class A shares are available without a sales charge if you are:

- reinvesting dividends or distributions;

- participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services;

- a financial intermediary purchasing on behalf of its clients that: (i) is compensated by clients on a fee-only basis, including but not limited to investment advisors, financial planners, and bank trust departments; or (ii) has entered into an agreement with the ~~Funds~~Fund to offer Class A shares through a no-load network or platform~~,~~ (see Appendix A for a list of financial intermediaries that have these arrangements);

- a trustee or other fiduciary purchasing shares for employer-sponsored retirement plans with at least $500,000 in total plan assets in connection with purchases of Fund shares made as a result of participant-directed exchanges between options in such a plan;

- a current Trustee of the Trust;

- an employee (including the employee's spouse, domestic partner, children, grandchildren, parents, grandparents, siblings and any dependent of the employee, as defined in Section 152 of the Internal Revenue Code) of the Advisor or of a broker-dealer authorized to sell shares of the ~~Funds~~Fund.

Your financial advisor or the ~~Funds'~~Fund's transfer agent (the "Transfer Agent") can answer your questions and help you determine if you are eligible.

Large Order Net Asset Value Purchase Privilege~~.~~

There is no initial sales charge on purchases of Class A shares in an account or accounts with an accumulated value of $500,000 or more, but a ~~contingent deferred sales charge ("~~CDSC~~")~~ of 1.00% will be imposed to the extent a finder's fee was paid in the event of certain redemptions within 12 months of the date of purchase. The CDSC is assessed on an amount equal to the lesser of the then current market value of the shares or the historical cost of the shares (which is the amount actually paid for the shares at the time of purchase) being redeemed.

From its own profits and resources, the Advisor may pay a finder's fee to authorized dealers that initiate or are responsible for purchases of $500,000 or more of Class A shares of the ~~Funds~~Fund, in accordance with the following fee schedule: 1.00% on amounts of less than $4 million, 0.50% on amounts of at least $4 million and less than or equal to $50 million, and 0.25% over $50 million. ~~If an authorized dealer agrees to waive its receipt of the finder's fee described above, the CDSC on Class A shares generally will be waived.~~

~~The~~A CDSC ~~is~~will be waived ~~for redemptions of Class A shares purchased by~~in the following circumstances:

- Upon the redemption of shares whose dealer of record at the time of investment notifies the Transfer Agent that the dealer waives the finder's fee;

- If you are a current Trustee of the Trust;

- If you are a trustee or other fiduciary purchasing shares for ~~an~~ employer-sponsored retirement ~~plan that has~~plans with at least $500,000 in total plan assets in connection with purchases of Fund shares made as a result of participant-directed exchanges between options in such a plan~~. In addition, the CDSC is waived under certain circumstances, including the redemption of shares whose dealer of record at the time of the investment notifies the Transfer Agent that the dealer waives the finder's fee.~~;

- If you are an employee (including the employee's spouse, domestic partner, children, grandchildren, parents, grandparents, siblings and any dependent of the employee, as defined in Section 152 of the Internal Revenue Code) of the Advisor or of a broker-dealer authorized to sell shares of the Fund; or

- [Upon conversion of Class A shares into another class of shares of the Fund.]

Your financial advisor or the Transfer Agent can answer your questions and help you determine if you are eligible ~~for waiver of a sales charge~~.

Class C Shares

Under the 12b-1 Plan, a distribution fee at an annual rate of 1.00% of average daily net assets is deducted from the assets of ~~a~~the Fund's Class C shares.

Class C Shares of the ~~Funds~~Fund are sold at NAV and are subject to a CDSC of 1.00% on any shares you sell within 12 months of purchasing them.

The CDSC is assessed on an amount equal to the lesser of the then current market value of the shares or the historical cost of the shares (which is the amount actually paid for the shares at the time of purchase) being redeemed. Accordingly, no CDSC is imposed on increases in the NAV above the initial purchase price. You should retain any records necessary to substantiate the historical cost of your shares, as the ~~Funds~~Fund and authorized dealers may not retain this information. In addition, no CDSC is assessed on shares received from reinvestment of dividends or capital gain distributions. The ~~Funds~~Fund will not accept a purchase order for Class C shares in the amount of $499,999 or more.

In determining whether a CDSC applies to a redemption, ~~a~~the Fund assumes that the shares being redeemed first are any shares in your account that are not subject to a CDSC, followed by shares held the longest in your account.

Class C Shares Purchase Programs

~~Eligible purchasers of Class C Shares may also be entitled to a reduction in or elimination of CDSC through certain purchase programs offered by the Funds. You must notify the Funds or an authorized dealer whenever a reduced CDSC is applicable and may be required to provide the Funds, or their authorized dealer, with certain information or records to verify eligibility for a reduced CDSC. This includes the redemption of shares purchased through a dealer sponsored asset allocation program maintained on an omnibus record keeping system, provided the dealer of record has waived the advance of the first year distribution and service fees applicable to such shares and has agreed to receive such fees quarterly.~~

~~In addition,~~The availability of certain sales charge waivers and discounts will depend on whether you purchase your shares directly from the Fund or through a financial intermediary. As described in Appendix A to this Prospectus, financial intermediaries may have different policies and procedures regarding the availability of CDSC waivers. In all instances, it is the purchaser's responsibility to notify the Fund or the purchaser's financial intermediary at the time of purchase of any relationship or other facts qualifying the purchaser for sales charge waivers or discounts. **For waivers and discounts not available through a particular intermediary, shareholders will have to purchase Fund shares directly from the Fund or through another intermediary to receive these waivers or discounts. Please see Appendix A of the Prospectus for a description of waivers or discounts available through certain intermediaries.**

A CDSC will not be applied in ~~certain~~the following cases ~~a CDSC may not apply or may be reduced. These include~~:

- the death or disability of an account owner (including a joint owner). This waiver applies only under certain conditions. Your financial representative or the Transfer Agent must be contacted to determine if the conditions exist;

- withdrawals made through an automatic withdrawal plan. Such withdrawals may be made up to a maximum of 12% of the net asset value of the account on the date of the withdrawal;

- withdrawals related to certain retirement or benefit plans; or

- redemptions for certain loan advances, hardship provisions or returns of excess contributions from retirement plans.

~~In each of these cases, a number of additional provisions apply in order to be eligible for a CDSC waiver.~~ Your financial advisor or the Transfer Agent can answer questions and help determine if you are eligible.

Class I ~~and Class K~~ Shares

To purchase Class I ~~and Class K~~ shares of the ~~Funds~~Fund, you generally must invest at least $1 million. Class I ~~and Class K~~ shares are not subject to any initial sales charge. There also are no CDSC imposed on redemptions of Class I ~~and Class K~~ shares, and you do not pay any ongoing distribution/service fees.

The minimum investment requirement for Class I ~~or Class K~~ shares may be waived if you or your financial intermediary, invest through an omnibus account, have an aggregate investment in our family of funds of $5 million or more, or in other situations as determined by the Advisor. In addition, financial intermediaries or plan record keepers may require retirement plans to meet certain other conditions, such as plan size or a minimum level of assets per participant, in order to be eligible to purchase Class I ~~or Class K~~ shares. The Advisor may permit a financial intermediary to waive applicable minimum initial investment for Class I ~~or Class K~~ shares in the following situations:

- Broker-dealers purchasing Fund shares for clients in broker-sponsored discretionary fee-based advisory programs where the portfolio manager of the program acts on behalf of the shareholder through omnibus accounts;
- Trust companies and bank wealth management organizations purchasing shares in a fiduciary, discretionary trustee or advisory account on behalf of the shareholder, through omnibus accounts or nominee name accounts;
- Qualified Tuition Programs under Section 529 that have entered into an agreement with the Distributor;
- Certain employer-sponsored retirement plans, as approved by the Advisor; and
- Certain other situations deemed appropriate by the Advisor.

In-Kind Purchases and Redemptions

~~Each~~The Fund reserves the right to accept payment for shares in the form of securities that are permissible investments for the Fund. ~~Each~~The Fund also reserves the right to pay redemptions by an "in-kind" distribution of portfolio securities (instead of cash) from the Fund. In-kind purchases and redemptions are taxable events and may result in the recognition of gain or loss for federal income tax purposes. See the SAI for further information about the terms of these purchases and redemptions.

Additional Investments

Additional subscriptions in ~~a~~the Fund generally may be made by investing at least the minimum amount shown in the table above. Exceptions may be made at ~~a~~the Fund's discretion. You may purchase additional shares of ~~a~~the Fund by sending a check together with the investment stub from your most recent account statement to the Fund at the applicable address listed in the table below. Please ensure that you include your account number on the check. If you do not have the investment stub from your account statement, list your name, address and account number on a separate sheet of paper and include it with your check. You may also make additional investments in ~~a~~the Fund by wire transfer of funds or through an approved financial intermediary. The minimum additional investment amount is automatically waived for shares purchased by Trustees of the Trust and current or retired directors and employees of the Advisor and its affiliates. Please follow the procedures described in this Prospectus.

Dividend Reinvestment

You may reinvest dividends and capital gains distributions in shares of ~~a~~the Fund. Such shares are acquired at NAV (without a sales charge) on the applicable payable date of the dividend or capital gain distribution. Unless you instruct otherwise, dividends and distributions are automatically reinvested in shares of the same class of the Fund paying the dividend or distribution. This instruction may be made by writing to the Transfer Agent or by telephone by calling 1-855-551-5521. You may, on the account application form or prior to any declaration, instruct that dividends and/or capital gain distributions be paid in cash or be reinvested in the ~~Funds~~Fund at the next determined NAV. If you elect to receive dividends and/or capital gain distributions in cash and the U.S. Postal Service cannot deliver the check, or if a check remains outstanding for six months or more, ~~each~~The Fund reserves the right to reinvest the distribution check in your account at the Fund's current NAV and to reinvest all subsequent distributions.

Customer Identification Information

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. When you open an account, you will be asked for your name, date of birth (for a natural person), your residential address or principal place of business, and mailing address (if different) as well as your Social Security Number or Taxpayer Identification Number. Additional information is required for corporations, partnerships and other entities. Applications without such information will not be considered in good order. ~~Each~~The Fund reserves the right to deny any application if the application is not in good order.

This Prospectus should not be considered a solicitation to purchase or as an offer to sell shares of the ~~Funds~~Fund in any jurisdiction where it would be unlawful to do so under the laws of that jurisdiction. Please note that the value of your account may be transferred to the appropriate state if no activity occurs in the account within the time period specified by state law.

Timing and Nature of Requests

The purchase price you will pay for ~~a~~the Fund's shares will be ~~at~~ the next NAV (plus any sales charge, as applicable) calculated after the Transfer Agent or your authorized financial intermediary receives your request in good order. "Good order" means that your purchase request includes: (1) the name of the Fund and share class to be purchased, (2) the dollar amount of shares to be purchased, (3) your purchase application or investment stub, and (4) a check payable to **Oak Ridge Funds**. All requests received in good order before 4:00 p.m. (Eastern Time) on any business day will be processed on that same day. Requests received at or after 4:00 p.m. (Eastern Time) will be transacted at the next business day's NAV. All purchases must be made in U.S. Dollars and drawn on U.S. financial institutions.

Methods of Buying

Through a broker-dealer or other financial intermediary	The ~~Funds are~~Fund is offered through certain approved financial intermediaries (and their agents). The ~~Funds are~~Fund is also offered directly. ~~The Funds will be deemed to have received a purchase order when an authorized intermediary or, if applicable, an intermediary's authorized designee, receives the order.~~ A purchase order placed with a financial intermediary or its authorized agent is treated as if such order were placed directly with the ~~Funds~~Fund, and will be deemed to have been received by the ~~Funds~~Fund when the financial intermediary or its authorized agent receives the order and executed at the next NAV (plus any sales charge, as applicable) calculated by the ~~Funds~~Fund. Your financial intermediary will hold your shares in a pooled account in its (or its agent's) name. ~~A~~The Fund may pay your financial intermediary (or its agent) to maintain your individual ownership information, maintain required records, and provide other shareholder services. ~~The~~A financial intermediary which offers shares may require payment of additional fees from its individual clients. ~~If you invest through your financial intermediary, its policies and fees may be different than~~ which may be in addition to those described in this Prospectus. For example, the financial intermediary may charge transaction fees or set different minimum investments. Your financial intermediary is responsible for processing your order correctly and promptly, keeping you advised of the status of your account, confirming your transactions and ensuring that you receive copies of the ~~Funds'~~Fund's Prospectus. Please contact your financial intermediary to determine whether it is an approved financial intermediary of the ~~Funds~~Fund or for additional information.
By mail	~~A~~The Fund will not accept payment in cash, including cashier's checks. Also, to prevent check fraud, ~~a~~the Fund will not accept third-party checks, Treasury checks, credit card checks, traveler's checks, money orders or starter checks for the purchase of shares. All checks must be made in U.S. Dollars and drawn on U.S. financial institutions.
	To buy shares directly from ~~a~~the Fund by mail, complete an account application and send it together with your check for the amount you wish to invest to the ~~Funds~~Fund at the address indicated below. To make additional investments once you have opened your account, write your account number on the check and send it to the ~~Funds~~Fund together with the most recent confirmation statement received from the Transfer Agent. If your check is returned for insufficient funds, your purchase will be canceled and a $25 fee will be assessed against your account by the Transfer Agent.

Regular Mail	**Overnight Delivery**
Oak Ridge Funds	**Oak Ridge Funds**
P.O. Box 2175	235 West Galena Street
Milwaukee, Wisconsin 53201	Milwaukee, Wisconsin 53212-3948

The ~~Funds do~~Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents.

By telephone	To make additional investments by telephone, you must authorize telephone purchases on your account application. If you have given authorization for telephone transactions and your account has been open for at least 15 days, call the Transfer Agent toll-free at 1-855-551-5521 and you will be allowed to move money in amounts of at least $100 from your bank account to the ~~Funds'~~Fund's account upon request. Only bank accounts held at U.S. institutions that are ACH members may be used for telephone transactions. If your order is placed before 4:00 p.m. (Eastern Time) on a business day shares will be purchased in your account at the NAV (plus any sales charge, as applicable) calculated on that day. Orders received at or after 4:00 p.m. (Eastern Time) will be transacted at the next business day's NAV. For security reasons, requests by telephone will be recorded.
By wire	To open an account by wire, a completed account application form must be received by the ~~Funds~~Fund before your wire can be accepted. You may mail or send by overnight delivery your account application form to the Transfer Agent. Upon receipt of your completed account application form, an account will be established for you. The account number assigned to you will be required as part of the wiring instruction that should be provided to your bank to send the wire. Your bank must include the name of the relevant Fund, the account number, and your name so that monies can be correctly applied. Your bank should transmit monies by wire to:
	UMB Bank, n.a. ABA Number 101000695 For credit to Oak Ridge Funds A/C # 9872013476
	For further credit to: "Oak Ridge **[**Fund Name and Share Class**]**" Your account number Name(s) of investor(s) Social Security Number or Taxpayer Identification Number
	Before sending your wire, please contact the Transfer Agent at 1-855-551-5521 to notify it of your intention to wire funds. This will ensure prompt and accurate credit upon receipt of your wire. Your bank may charge a fee for its wiring service.
	Wired funds must be received prior to 4:00 p.m. (Eastern Time) on a business day to be eligible for same-day pricing. **The ~~Funds~~Fund and UMB Bank, n.a. are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.**

Selling (Redeeming) Fund Shares

Through a broker-dealer or other financial intermediary	If you purchased your shares through an approved financial intermediary, your redemption order must be placed through the same financial intermediary. ~~A~~The Fund will be deemed to have received a redemption order when a financial intermediary or, if applicable, an intermediary's authorized designee, receives the order. The financial intermediary or its agent must receive your redemption order prior to 4:00 p.m. (Eastern Time) on a business day for the redemption to be processed at the current day's NAV. Orders received at or after 4:00 p.m. (Eastern Time) on a business day or on a day when the Fund does not value its shares will be transacted at the next business day's NAV. Please keep in mind that your financial intermediary may charge additional fees for its services. In the event your approved financial intermediary is no longer available or in operation, you may place your redemption order directly with the ~~Funds~~Fund as described below.

By mail	You may redeem shares purchased directly from ~~a~~the Fund by mail. Send your written redemption request to **Oak Ridge Funds** at the address indicated below. Your request must be in good order and contain the relevant Fund's name, the name(s) on the account, your account number and the dollar amount or the number of shares to be redeemed. The redemption request must be signed by all shareholders listed on the account. Additional documents are required for certain types of shareholders, such as corporations, partnerships, executors, trustees, administrators, or guardians (*i.e.*, corporate resolutions dated within 60 days, or trust documents indicating proper authorization).

Regular Mail	**Overnight Delivery**
Oak Ridge Funds	**Oak Ridge Funds**
P.O. Box 2175	235 West Galena Street
Milwaukee, Wisconsin 53201	Milwaukee, Wisconsin 53212-3948

A Medallion signature guarantee must be included if any of the following situations apply:
- You wish to redeem more than $50,000 worth of shares;
- When redemption proceeds are sent to any person, address or bank account not on record;
- If a change of address was received by the Transfer Agent within the last 15 days;
- If ownership is changed on your account; or
- When establishing or modifying certain services on your account.

By telephone	To redeem shares by telephone, call the ~~Funds~~Fund at 1-855-551-5521 and specify the amount of money you wish to redeem. You may have a check sent to the address of record, or, if previously established on your account, you may have proceeds sent by wire or electronic funds transfer through the ACH network directly to your bank account. Wire transfers are subject to a $20 fee paid by the shareholder and your bank may charge a fee to receive wired funds. Checks sent via overnight delivery are subject to a $15 charge. You do not incur any charge when proceeds are sent via the ACH network; however, credit may not be available for two to three business days. If you are authorized to perform telephone transactions (either through your account application form or by subsequent arrangement in writing with the ~~Funds~~Fund), you may redeem shares worth up to $50,000 by instructing the ~~Funds~~Fund by phone at 1-855-551-5521. Unless noted on the initial account application, a Medallion signature guarantee is required of all shareholders in order to qualify for or to change telephone redemption privileges.

Note: The ~~Funds~~Fund and all of its service providers will not be liable for any loss or expense in acting upon instructions that are reasonably believed to be genuine. To confirm that all telephone instructions are genuine, the caller must verify the following:

- The applicable Fund account number;
- The name in which his or her account is registered;
- The Social Security Number or Taxpayer Identification Number under which the account is registered; and
- The address of the account holder, as stated in the account application form.

If you elect telephone privileges on the account application or in a letter to ~~a~~the Fund, you may be responsible for any fraudulent telephone orders as long as the Fund and/or its service providers have taken reasonable precautions to verify your identity. In addition, once you place a telephone transaction request, it cannot be canceled or modified.

During periods of significant economic or market change, telephone transactions may be difficult to complete. If you are unable to contact ~~a~~the Fund by telephone, you may also mail your request to the Fund at the address listed under "Methods of Buying."

Medallion Signature Guarantee

In addition to the situations described above, ~~each~~the Fund reserves the right to require a Medallion signature guarantee in other instances based on the circumstances relative to the particular situation.

Shareholders redeeming more than $50,000 worth of shares by mail should submit written instructions with a Medallion signature guarantee from an eligible institution acceptable to the Transfer Agent, such as a domestic bank or trust company, broker, dealer, clearing agency or savings association, or from any participant in a Medallion program recognized by the Securities Transfer Association. The three currently recognized Medallion programs are Securities Transfer Agents Medallion Program, Stock Exchanges Medallion Program and New York Stock Exchange, Inc. Medallion Signature Program. Signature guarantees that are not part of these programs will not be accepted. Participants in Medallion programs are subject to dollar limitations which must be considered when requesting their guarantee. The Transfer Agent may reject any signature guarantee if it believes the transaction would otherwise be improper. A notary public cannot provide a signature guarantee.

Systematic Withdrawal Plan

You may request that a predetermined dollar amount be sent to you on a monthly or quarterly basis. Your account must maintain a value of at least $10,000 for you to be eligible to participate in the Systematic Withdrawal Plan ("SWP"). The minimum withdrawal amount is $100. If you elect to receive redemptions through the SWP, the relevant Fund will send a check to your address of record, or will send the payment via electronic funds transfer through the ACH network, directly to your bank account on record. You may request an application for the SWP by calling the Transfer Agent toll-free at 1-855-551-5521. ~~A~~The Fund may modify or terminate the SWP at any time. You may terminate your participation in the SWP by calling the Transfer Agent at least five business days before the next withdrawal.

Payment of Redemption Proceeds

You may redeem shares of ~~a~~the Fund at a price equal to the NAV next determined after the Transfer Agent and/or authorized intermediary or agent receives your redemption request in good order. Generally, your redemption request cannot be processed on days the NYSE is closed. All requests received in good order by the Transfer Agent and/or authorized agent before the close of the regular trading session of the NYSE (generally, 4:00 p.m. Eastern Time) will usually be sent to the bank you indicate or wired on the following business day using the wire instructions on record. Except as specified below, ~~a~~the Fund will process your redemption request and send your proceeds within seven calendar days after the Fund receives your redemption request.

If you purchase shares using a check and request a redemption before the check has cleared, ~~a~~the Fund may postpone payment of your redemption proceeds up to 15 calendar days while the Fund waits for the check to clear. Furthermore, ~~a~~the Fund may suspend the right to redeem shares or postpone the date of payment upon redemption for more than seven calendar days: (1) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted; (2) for any period during which an emergency exists affecting the sale of the Fund's securities or making such sale or the fair determination of the value of the Fund's net assets not reasonably practicable; or (3) for such other periods as the SEC may permit for the protection of the Fund's shareholders.

Other Redemption Information

Shareholders who hold shares of ~~a~~the Fund through an IRA or other retirement plan, must indicate on their redemption requests whether to withhold federal income tax. Redemption requests failing to indicate an election not to have taxes withheld will generally be subject to a 10% federal income tax withholding. In addition, if you are a resident of certain states, state income tax also applies to non-Roth IRA distributions when federal withholding applies. Please consult with your tax professional.

~~A~~The Fund generally pays sale (redemption) proceeds in cash. However, under unusual conditions, ~~a~~the Fund may pay all or part of a shareholder's redemption proceeds in portfolio securities with a market value equal to the redemption price (redemption-in-kind) in lieu of cash in order to protect the interests of the Fund's remaining shareholders. If ~~a~~the Fund redeems your shares in kind, you will bear any market risks associated with investment in these securities, and you will be responsible for the costs (including brokerage charges) of converting the securities to cash.

~~A~~The Fund may redeem all of the shares held in your account if your balance falls below the Fund's minimum initial investment amount due to your redemption activity. In these circumstances, the Fund will notify you in writing and request that you increase your balance above the minimum initial investment amount within 30 days of the date of the notice. If, within 30 days of ~~a~~the Fund's written request, you have not increased your account balance, your shares will be automatically redeemed at the current NAV. ~~A~~The

Fund will not require that your shares be redeemed if the value of your account drops below the investment minimum due to fluctuations of the Fund's NAV.

Cost Basis Information

Federal tax law requires that regulated investment companies, such as the ~~Funds~~Fund, report their shareholders' cost basis, gain/loss, and holding period to the IRS on the shareholders' Consolidated Form 1099s when "covered" shares of the regulated investment companies are sold. Covered shares are any shares acquired (including pursuant to a dividend reinvestment plan) on or after January 1, 2012.

~~Each~~The Fund has chosen average cost as its standing (default) tax lot identification method for all shareholders, which means this is the method the Fund will use to determine which specific shares are deemed to be sold when there are multiple purchases on different dates at differing net asset values, and the entire position is not sold at one time. The ~~Funds'~~Fund's standing tax lot identification method is the method it will use to report the sale of covered shares on your Consolidated Form 1099 if you do not select a specific tax lot identification method. Redemptions are taxable and you may realize a gain or a loss upon the sale of your shares. Certain shareholders may be subject to backup withholding.

Subject to certain limitations, you may choose a method other than the ~~Funds'~~Fund's standing method at the time of your purchase or upon the sale of covered shares. **For all shareholders using a method other than the specific tax lot identification method, the ~~Funds~~Fund first ~~redeem~~redeems shares you acquired on or before December 30, 2011, and then ~~apply~~applies your elected method to shares acquired after that date.** Please refer to the appropriate Treasury regulations or consult your tax advisor with regard to your personal circumstances.

Tools to Combat Frequent Transactions

The Trust's Board of Trustees has adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares by Fund shareholders. The Trust discourages excessive, short-term trading and other abusive trading practices that may disrupt portfolio management strategies and harm ~~a~~the Fund's performance. The Trust takes steps to reduce the frequency and effect of these activities in the ~~Funds~~Fund. These steps may include monitoring trading activity and using fair value pricing. In addition, the Trust may take action, which may include using its best efforts to restrict a shareholder's trading privileges in the ~~Funds~~Fund, if that shareholder has engaged in four or more "round trips" in ~~a~~the Fund during a 12-month period. Although these efforts (which are described in more detail below) are designed to discourage abusive trading practices, these tools cannot eliminate the possibility that such activity may occur. Further, while the Trust makes efforts to identify and restrict frequent trading, the Trust receives purchase and sale orders through financial intermediaries and cannot always know or detect frequent trading that may be facilitated by the use of intermediaries or the use of group or omnibus accounts by those intermediaries. The Trust seeks to exercise its judgment in implementing these tools to the best of its ability in a manner that the Trust believes is consistent with the interest of Fund shareholders.

Monitoring Trading Practices	The Trust may monitor trades in Fund shares in an effort to detect short-term trading activities. If, as a result of this monitoring, the Trust believes that a shareholder of the ~~Funds~~Fund has engaged in excessive short-term trading, it may, in its discretion, ask the shareholder to stop such activities or refuse to process purchases in the shareholder's accounts. In making such judgments, the Trust seeks to act in a manner that it believes is consistent with the best interest of Fund shareholders. Due to the complexity and subjectivity involved in identifying abusive trading activity, there can be no assurance that the Trust's efforts will identify all trades or trading practices that may be considered abusive.

General Transaction Policies

Some of the following policies are mentioned above. In general, ~~each~~the Fund reserves the right to:

- vary or waive any minimum investment requirement;

- refuse, change, discontinue, or temporarily suspend account services, including purchase or telephone redemption privileges (if redemption by telephone is not available, you may send your redemption order to the ~~Funds~~Fund via regular or overnight delivery), for any reason;

- reject any purchase request for any reason (generally, the Fund does this if the purchase is disruptive to the efficient management of the Fund due to the timing of the investment or an investor's history of excessive trading);

- delay paying redemption proceeds for up to seven calendar days after receiving a request, if an earlier payment could adversely affect the Fund;

- reject any purchase or redemption request that does not contain all required documentation; and

- subject to applicable law and with prior notice, adopt other policies from time to time requiring mandatory redemption of shares in certain circumstances.

If you elect telephone privileges on the account application or in a letter to ~~a~~the Fund, you may be responsible for any fraudulent telephone orders as long as the Fund and/or its service providers have taken reasonable precautions to verify your identity. In addition, once you place a telephone transaction request, it cannot be canceled or modified.

During periods of significant economic or market change, telephone transactions may be difficult to complete. If you are unable to contact ~~a~~the Fund by telephone, you may also mail your request to the Fund at the address listed under "Methods of Buying."

Your broker or other financial intermediary may establish policies that differ from those of the ~~Funds~~Fund. For example, the organization may charge transaction fees, set higher minimum investments, or impose certain limitations on buying or selling shares in addition to those identified in this Prospectus. Contact your broker or other financial intermediary for details.

Please note that the value of your account may be transferred to the appropriate state if no activity occurs in the account within the time period specified by state law.

Exchange Privilege

You may exchange shares of ~~a~~the Fund into shares of another Oak Ridge Fund (please contact the Oak Ridge Funds at 1-855-551-5521 to receive the prospectus~~.~~ for the other Oak Ridge Funds). The amount of the exchange must be equal to or greater than the required minimum initial investment ~~(see "Minimum Investment" table).~~of the other fund, as stated in that fund's prospectus. You may realize either a gain or loss on those shares and will be responsible for paying the appropriate taxes. If you exchange shares through a broker, the broker may charge you a transaction fee. You may exchange shares by sending a written request to the ~~Funds~~Fund or by telephone. Be sure that your written request includes the dollar amount or number of shares to be exchanged, the name(s) on the account and the account number(s), and is signed by all shareholders on the account. In order to limit expenses, ~~each~~The Fund reserves the right to limit the total number of exchanges you can make in any year.

Conversion of Shares

A share conversion is a transaction in which shares of one class of ~~a~~the Fund are exchanged for shares of another class of the Fund. Share conversions can occur between each share class of ~~a~~the Fund. Generally, share conversions occur when a shareholder becomes eligible for another share class of ~~a~~the Fund or no longer meets the eligibility criteria of the share class owned by the shareholder (and another class exists for which the shareholder would be eligible). Please note that a share conversion is generally a non-taxable event, but you should consult with your personal tax advisor on your particular circumstances. <u>Please also note, all share conversion requests must be approved by the Advisor.</u>

A request for a share conversion will not be processed until it is received in "good order" (as defined above) by ~~a~~the Fund or your financial intermediary or its designee. To receive the NAV of the new class calculated that day, conversion requests must be received in good order by the Fund or your financial intermediary before 4:00 p.m., Eastern Time or the financial intermediary's earlier applicable deadline. Please note that, because the NAV of each class of ~~a~~the Fund will generally vary from the NAVs of the other classes due to differences in expenses, you will receive a number of shares of the new class that is different from the number of shares that you held of the old class, but the total value of your holdings will remain the same.

The ~~Funds'~~Fund's frequent trading policies will not be applicable to share conversions. If you hold your shares through a financial intermediary, please contact the financial intermediary for more information on share conversions. Please note that certain financial intermediaries may not permit all types of share conversions. The ~~Funds reserve~~Fund reserves the right to terminate, suspend or modify the share conversion privilege for any shareholder or group of shareholders.

The ~~Funds reserve~~Fund reserves the right to automatically convert shareholders from one class to another if they either no longer qualify as eligible for their existing class or if they become eligible for another class. Such mandatory conversions may be as a result of a change in value of an account due to market movements, exchanges or redemptions. The ~~Funds~~Fund will notify affected shareholders in writing prior to any mandatory conversion.

Availability of Information

Information regarding sales charges of the ~~Funds~~Fund and the applicability and availability of discounts from sales charges is available free of charge on the ~~Funds'~~Fund's website at www.oakridgeinvest.com. The Prospectus and SAI are also available on the website.

In order to reduce the amount of mail you receive and to help reduce expenses, we generally send a single copy of any shareholder report and Prospectus to each household. If you do not want the mailing of these documents to be combined with those of other members of your household, please contact your authorized dealer or the Transfer Agent.

Additional Information

The ~~Funds enter~~Fund enters into contractual arrangements with various parties, including among others the Advisor ~~and Sub-Advisor~~, who provide services to the ~~Funds~~Fund. Shareholders are not parties to, or intended (or "third party") beneficiaries of, those contractual arrangements.

The Prospectus and the SAI provide information concerning the ~~Funds~~Fund that you should consider in determining whether to purchase shares of the ~~Funds~~Fund. The ~~Funds~~Fund may make changes to this information from time to time. Neither this Prospectus nor the SAI is intended to give rise to any contract rights or other rights in any shareholder, other than any rights conferred by federal or state securities laws that may not be waived.

DIVIDENDS AND DISTRIBUTIONS

~~The Oak Ridge Dividend Growth Fund will make distributions of net investment income quarterly. The other Funds will make~~The Fund makes distributions of net investment income and net capital gains, if any, at least annually, typically in December. ~~A~~The Fund may make an additional payment of dividends or distributions if it deems it desirable at any other time during the year.

The per share distributions on Class A and Class C shares may be lower than the per share distributions on Class I ~~and Class K~~ shares as a result of the higher distribution/service fees applicable to Class A and Class C shares.

If you buy shares of ~~a~~the Fund just before it makes a distribution (on or before the record date), you will receive some of the purchase price back in the form of a taxable distribution.

All dividends and distributions will be reinvested in Fund shares unless you choose one of the following options: (1) to receive net investment income dividends in cash, while reinvesting capital gain distributions in additional Fund shares; or (2) to receive all dividends and distributions in cash. If you wish to change your distribution option, please write to the Transfer Agent before the payment date of the distribution.

If you elect to receive distributions in cash and the U.S. Postal Service cannot deliver your check, or if your distribution check has not been cashed for six months, ~~each~~The Fund reserves the right to reinvest the distribution check in your account at the Fund's then current NAV and to reinvest all subsequent distributions.

FEDERAL INCOME TAX CONSEQUENCES

The following discussion is very general and does not address investors subject to special rules, such as investors who hold Fund shares through an IRA, 401(k) plan or other tax-advantaged account. The SAI contains further information about taxes. Because each shareholder's circumstances are different and special tax rules may apply, you should consult your tax advisor about your investment in ~~a~~the Fund.

You will generally have to pay federal income taxes, as well as any state or local taxes, on distributions received from ~~a~~the Fund, whether paid in cash or reinvested in additional shares. If you sell Fund shares, it is generally considered a taxable event. If you exchange shares of ~~a~~the Fund for shares of another fund, the exchange will be treated as a sale of the Fund's shares and any gain on the transaction may be subject to federal income tax.

Distributions of net investment income, other than "qualified dividend income," and distributions of net short-term capital gains, are taxable for federal income tax purposes at ordinary income tax rates. Distributions from ~~a~~the Fund's net capital gain (*i.e.*, the excess of its net long-term capital gain over its net short-term capital loss) are taxable for federal income tax purposes as long-term capital gain, regardless of how long the shareholder has held Fund shares.

Dividends paid by ~~a~~the Fund (but none of ~~a~~the Fund's capital gain distributions) may qualify in part for the dividends-received deduction available to corporate shareholders, provided certain holding period and other requirements are satisfied. Distributions of investment income that ~~a~~the Fund reports as "qualified dividend income" may be eligible to be taxed to non-corporate shareholders at the reduced rates applicable to long-term capital gain if derived from the Fund's qualified dividend income and if certain other requirements are satisfied. "Qualified dividend income" generally is income derived from dividends paid by U.S. corporations or certain foreign corporations that are either incorporated in a U.S. possession or eligible for tax benefits under certain U.S. income tax treaties. In addition, dividends that ~~a~~the Fund receives in respect of stock of certain foreign corporations may be qualified dividend income if that stock is readily tradable on an established U.S. securities market.

You may want to avoid buying shares of ~~a~~the Fund just before it declares a distribution (on or before the record date), because such a distribution will be taxable to you even though it may effectively be a return of a portion of your investment.

Although distributions are generally taxable when received, dividends declared in October, November or December to shareholders of record as of a date in such month and paid during the following January are treated as if received on December 31 of the calendar year when the dividends were declared. Information on the federal income tax status of dividends and distributions is provided annually.

Dividends and distributions from ~~a~~the Fund and net gain from redemptions of Fund shares will generally be taken into account in determining a shareholder's "net investment income" for purposes of the Medicare contribution tax applicable to certain individuals, estates and trusts.

If you do not provide the ~~Funds~~Fund with your correct taxpayer identification number and any required certifications, you will be subject to backup withholding on your redemption proceeds, dividends and other distributions. The backup withholding rate is currently 28%.

Dividends and certain other payments made by ~~a~~the Fund to a non-U.S. shareholder are subject to such withholding of federal income tax at the rate of 30% (or such lower rate as may be determined in accordance with any applicable treaty). Dividends that are reported by ~~a~~the Fund as "interest-related dividends" or "short-term capital gain dividends" are generally exempt from such withholding ~~for taxable years of the Fund beginning before January 1, 2015.~~. In general, ~~a~~the Fund may report interest-related dividends to the extent of its net income derived from U.S.-source interest and ~~a~~the Fund may report short-term capital gain dividends to the extent its net short-term capital gain for the taxable year exceeds its net long-term capital loss. Backup withholding will not be applied to payments that have been subject to the 30% withholding tax described in this paragraph.

Unless certain non-U.S. entities that hold shares comply with IRS requirements that will generally require them to report information regarding U.S. persons investing in, or holding accounts with, such entities, a 30% withholding tax may apply to distributions ~~payable to such entities after June 30, 2014 (or, in certain cases, after later dates),~~ and, after December 31, 2018, to redemption proceeds and certain capital gain dividends payable to such entities ~~after December 31, 2016~~. A non-U.S. shareholder may be exempt from the withholding described in this paragraph under an applicable intergovernmental agreement between the United States and a foreign government, provided that the shareholder and the applicable foreign government comply with the terms of the agreement.

Some of ~~a~~the Fund's investment income may be subject to foreign income taxes that are withheld at the country of origin. Tax treaties between certain countries and the United States may reduce or eliminate such taxes, but there can be no assurance that ~~a~~the Fund will qualify for treaty benefits.

FINANCIAL HIGHLIGHTS

The following tables are intended to help you understand ~~each~~the Fund's financial performance. Certain information reflects financial results for a single Fund share. The total return figures represent the percentage that an investor in ~~a~~the Fund would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). The financial information for the fiscal years ended May 31, 2017, May 31, 2016, and May 31, 2015, has been audited by ~~Tait, Weller & Baker LLP~~[___] an independent registered public accounting firm, whose report, along with ~~each~~The Fund's financial statements, is included in the ~~Funds'~~Fund's annual report, which is available upon request (see back cover). The information for the fiscal years ended November 30, ~~2011, November 30,~~ 2012, November 30, 2013, and November 30, 2014 has been audited by the predecessor ~~funds'~~fund's independent registered public accounting firm. ~~Because the Oak Ridge Technology Insights Fund, Oak Ridge Disciplined Growth Fund and Oak Ridge Global Equity Fund commenced operations on July 29, 2016, no financial information is available for these Funds.~~

Oak Ridge ~~Small Cap Growth~~**Multi Strategy Fund**
FINANCIAL HIGHLIGHTS
Class A*

Per share operating performance.
For a capital share outstanding throughout each period.

	For the Year Ended May 31, 2016	For the Period December 1, 2014 through May 31, 2015**	For the Year Ended November 30, 2014***	For the Year Ended November 30, 2013	For the Year Ended November 30, 2012	For the Year Ended November 30, 2011
Net asset value, beginning of period	$ 41.23	$ 40.94	$ 38.74	$ 29.43	$ 28.42	$ 26.84
Income from Investment Operations:						
Net investment loss	(0.37)[1]	(0.21)[1]	(0.40)[1]	(0.32)	(0.27)	(0.28)
Net realized and unrealized gain (loss) on investments	(4.54)	3.10	2.60	11.58	2.18	3.30
Total from investment operations	(4.91)	2.89	2.20	11.26	1.91	3.02
Less Distributions:						
From net realized gain	(2.30)	(2.60)	-	(1.95)	(0.90)	(1.44)
Net asset value, end of period	$ 34.02	$ 41.23	$ 40.94	$ 38.74	$ 29.43	$ 28.42
Total return[2]	(12.00)%	7.83%[3]	5.68%	38.32%	6.76%	11.51%
Ratios and Supplemental Data:						
Net assets, end of period (in thousands)	$ 357,215	$ 466,398	$ 467,897	$ 599,193	$ 419,590	$ 523,611
Ratio of expenses to average net assets (including interest expense):						
Before fees waived and expenses absorbed	1.38%	1.34%[4]	1.39%	1.40%	1.51%	1.51%
After fees waived and expenses absorbed	1.38%	1.34%[4]	1.38%	1.40%	1.40%	1.40%
Ratio of net investment loss to average net assets (including interest expense):						
Before fees waived and expenses absorbed	(1.02)%	(1.03)%[4]	(1.04)%	(0.99)%	(0.98)%	(1.11)%
After fees waived and expenses absorbed	(1.02)%	(1.03)%[4]	(1.03)%	(0.99)%	(0.88)%	(1.00)%
Portfolio turnover rate	30%	22%[3]	23%	24%	23%	26%

* Financial information from December 1, 2010, through October 17, 2014, is for the Pioneer Oak Ridge Small Cap Growth Fund, which was reorganized into the Oak Ridge Small Cap Growth Fund as of the close of business October 17, 2014.

** Fiscal year changed to May 31, effective December 1, 2014.

*** In connection with the reorganization of the Pioneer Oak Ridge Small Cap Growth Fund into Oak Ridge Small Cap Growth Fund as of the close of business October 17, 2014, Class B and Class R per share amounts are included with Class A per share amounts to properly reflect the historic performance of the Fund. See Note 3 in the accompanying Notes to Financial Statements.

[1] Based on average shares outstanding for the period.

[2] Total returns would have been lower/higher had expenses not been waived or absorbed/recovered by the Advisor. Returns shown do not include payment of a sales load of 5.75% of offering price, which is reduced on sales of $50,000 or more. Returns shown do not include payment of a CDSC of 1% on certain redemptions made within 12 months of the date of purchase. If the sales load and CDSC were included, total return would be lower. These returns include Rule 12b-1 fees of up to 0.25% and do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

[3] Not annualized.

[4] Annualized.

Oak Ridge Small Cap Growth Fund
FINANCIAL HIGHLIGHTS
Class C*

Per share operating performance.
For a capital share outstanding throughout each period.

	For the Year Ended May 31, 2016	For the Period December 1, 2014 through May 31, 2015**	For the Year Ended November 30, 2014	For the Year Ended November 30, 2013	For the Year Ended November 30, 2012	For the Year Ended November 30, 2011
Net asset value, beginning of period	$ 33.63	$ 34.01	$ 32.42	$ 25.04	$ 24.48	$ 23.50
Income from Investment Operations:						
Net investment loss	(0.52)[1]	(0.29)[1]	(0.56)[1]	(0.46)	(0.36)	(0.42)
Net realized and unrealized gain (loss) on investments	(3.69)	2.51	2.15	9.79	1.82	2.84
Total from investment operations	(4.21)	2.22	1.59	9.33	1.46	2.42
Less Distributions:						
From net realized gain	(2.30)	(2.60)	–	(1.95)	(0.90)	(1.44)
Net asset value, end of period	$ 27.12	$ 33.63	$ 34.01	$ 32.42	$ 25.04	$ 24.48
Total return[2]	(12.68)%	7.42%[3]	4.90%	37.33%	6.01%	10.59%
Ratios and Supplemental Data:						
Net assets, end of period (in thousands)	$ 71,123	$ 95,018	$ 92,622	$ 103,819	$ 73,426	$ 60,111
Ratio of expenses to average net assets (including interest expense):						
Before fees waived and expenses absorbed	2.17%	2.12%[4]	2.08%	2.12%	2.17%	2.20%
After fees waived and expenses absorbed	2.16%	2.12%[4]	2.08%	2.12%	2.17%	2.20%
Ratio of net investment loss to average net assets (including interest expense):						
Before fees waived and expenses absorbed	(1.81)%	(1.81)%[4]	(1.74)%	(1.71)%	(1.63)%	(1.81)%
After fees waived and expenses absorbed	(1.80)%	(1.81)%[4]	(1.74)%	(1.71)%	(1.63)%	(1.81)%
Portfolio turnover rate	30%	22%[3]	23%	24%	23%	26%

* Financial information from December 1, 2010, through October 17, 2014, is for the Pioneer Oak Ridge Small Cap Growth Fund, which was reorganized into the Oak Ridge Small Cap Growth Fund as of the close of business October 17, 2014.

** Fiscal year changed to May 31, effective December 1, 2014.

1 Based on average shares outstanding for the period.

2 Total returns would have been lower/higher had expenses not been waived or absorbed/recovered by the Advisor. Returns shown do not include payment of a CDSC of 1% on certain redemptions made within 12 months of the date of purchase. If the CDSC were included, total return would be lower. These returns include Rule 12b-1 fees of up to 1.00% and do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

3 Not annualized.

4 Annualized.

Oak Ridge Small Cap Growth Fund
FINANCIAL HIGHLIGHTS
Class I*[5]

Per share operating performance.
For a capital share outstanding throughout each period.

	For the Year Ended May 31, 2016	For the Period December 1, 2014 through May 31, 2015**	For the Year Ended November 30, 2014	For the Year Ended November 30, 2013	For the Year Ended November 30, 2012	For the Year Ended November 30, 2011
Net asset value, beginning of period	$ 42.12	$ 41.69	$ 39.31	$ 29.73	$ 28.59	$ 26.91
Income from Investment Operations:						
Net investment loss	(0.25)[1]	(0.15)[1]	(0.26)[1]	(0.20)	(0.11)	(0.17)
Net realized and unrealized gain (loss) on investments	(4.65)	3.18	2.64	11.73	2.15	3.29
Total from investment operations	(4.90)	3.03	2.38	11.53	2.04	3.12
Less Distributions:						
From net realized gain	(2.30)	(2.60)	-	(1.95)	(0.90)	(1.44)
Net asset value, end of period	$ 34.92	$ 42.12	$ 41.69	$ 39.31	$ 29.73	$ 28.59
Total return[2]	(11.74)%	8.03%[3]	6.05%	38.84%	7.17%	11.86%
Ratios and Supplemental Data:						
Net assets, end of period (in thousands)	$ 1,657,047	$ 1,842,921	$ 1,591,679	$ 1,285,381	$ 844,740	$ 460,667
Ratio of expenses to average net assets (including interest expense):						
Before fees waived and expenses absorbed	1.10%	1.05%[4]	1.00%	1.02%	1.03%	1.10%
After fees waived and expenses absorbed	1.04%	1.05%[4]	1.00%	1.02%	1.03%	1.10%
Ratio of net investment loss to average net assets (including interest expense):						
Before fees waived and expenses absorbed	(0.75)%	(0.74)%[4]	(0.65)%	(0.61)%	(0.47)%	(0.71)%
After fees waived and expenses absorbed	(0.69)%	(0.74)%[4]	(0.65)%	(0.61)%	(0.47)%	(0.71)%
Portfolio turnover rate	30%	22%[3]	23%	24%	23%	26%

*   Financial information from December 1, 2010, through October 17, 2014, is for the Pioneer Oak Ridge Small Cap Growth Fund, which was reorganized into the Oak Ridge Small Cap Growth Fund as of the close of business October 17, 2014.
**   Fiscal year changed to May 31, effective December 1, 2014.
[1]   Based on average shares outstanding for the period.
[2]   Total returns would have been lower/higher had expenses not been waived or absorbed/recovered by the Advisor. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
[3]   Not annualized.
[4]   Annualized.
[5]   Effective September 30, 2015, the Class Y shares were re-designated as Class I shares.

Oak Ridge Small Cap Growth Fund
FINANCIAL HIGHLIGHTS
Class K*

Per share operating performance.
For a capital share outstanding throughout each period.

	For the Year Ended May 31, 2017	For the Year Ended May 31, 2016	For the Period December 1, 2014 through May 31, 2015**	For the Year Ended November 30, 2014***	For the Year Ended November 30, 2013	For the Period December 20, 2012*** throughYear Ended November 30, 20122013
Net asset value, beginning of period	$ 41.77$	4120.35	$ 38.9419.55	$ 29.7717.40	$ 13.46	$ 12.02
Income from Investment Operations:						
Net investment loss		(0.2002)[1]	(0.1202)[1]	(0.2105)[1]	(0.0903)[2]	(0.03)
Net realized and unrealized gain (loss) on investments	(4.61	)(0.56)	3.14 -0.82	2.6220	11.213.97	1.47
Total from investment operations	(4.81	)(0.58)	3.02 -0.80	2.4115	11.123.94	1.44
Less Distributions:						
From net realized gain			(2.30)	(2.60)	-	(1.95)
Net asset value, end of period	$ 34.66$	4119.77	$ 4120.35	$ 38.9419.55	$ 17.40	$ 13.46
Total return³return²	(11.59	)%(2.85)%	8.08 %4.09%[5]	6.19 %12.36%	37.14 29.27%	11.98%[4]
Ratios and Supplemental Data:						
Net assets, end of period (in thousands)	$ 141,566$	39,346	$130,003$ 44,427	$86,265$ 44,742	$10,677$ 56,708	$ 48,629
Ratio of expenses to average net assets (including interest expense)::						
Before fees waived and expenses absorbed	0.92	%1.54%	0.90 %[5]1.61%[6]	0.88 %1.59%	0.89 %[5]1.54%	1.63%
After fees waived and expenses absorbed	0.91	%1.20%	0.90 %[5]1.20%[6]	0.88 1.23%%	0.89 %[5]1.20%	1.20%
Ratio of net investment loss to average net assets (including interest expense)::						
Before fees waived and expenses absorbed		(0.5745)%	(0.5965)%[56]	(0.5461)%	(0.54)%[5]	(0.67)%
After fees waived and expenses absorbed		(0.5611)%	(0.5924)%[56]	(0.5425)%	(0.5420)%[5]	(0.24)%
Portfolio turnover rate	30	%23%	22 %[4]11%[5]	23 %29%	24 %[4]16%	25%

* Financial information from December 20, 2012, through October 17, 2014, is for the Pioneer Oak Ridge Small Cap Growth Fund, which was reorganized into the Oak Ridge Small Cap Growth Fund as of the close of business October 17, 2014.
** Fiscal year changed to May 31, effective December 1, 2014.
*** Class K shares were first publicly offered on December 20, 2012.
1 Based on average shares outstanding for the period.
2 The amount shown for a share outstanding does not correspond with the aggregate gain on investments for the period due to the timing of sales and repurchases of shares in relation to fluctuating market values of the investments of the Fund.

3   Total returns would have been lower/higher had expenses not been waived or absorbed/recovered by the Advisor. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

4   Not annualized.

5   Annualized.

Oak Ridge International Small Cap Fund
FINANCIAL HIGHLIGHTS
Class A

Per share operating performance.
For a capital share outstanding throughout the period.

	For the Period December 1, 2015* through May 31, 2016
Net asset value, beginning of period	$ 10.68
Income from Investment Operations:	
Net investment income[1]	0.06
Net realized and unrealized gain on investments	0.19
Net increase from reimbursement by affiliate for investment transaction loss (Note 4)	—[2]
Total from investment operations	0.25
Contribution to capital from affiliate (Note 4)	0.02
Net asset value, end of period	$ 10.95
Total return[3]	2.53%[4,5]
Ratios and Supplemental Data:	
Net assets, end of period (in thousands)	$ 2,151
Ratio of expenses to average net assets:	
Before fees waived and expenses absorbed	2.43%[6]
After fees waived and expenses absorbed	1.50%[6]
Ratio of net investment income to average net assets:	
Before fees waived and expenses absorbed	0.25%[6]
After fees waived and expenses absorbed	1.18%[6]
Portfolio turnover rate	76%[5]

* Commencement of operations.
[1] Based on average shares outstanding for the period.
[2] Amount represents less than $0.01 per share.
[3] Total returns would have been lower had expenses not been waived or absorbed by the Advisor. Returns shown do not include payment of a sales load of 5.75% of offering price, which is reduced on sales of $50,000 or more. Returns shown do not include payment of a CDSC of 1% on certain redemptions made within 12 months of the date of purchase. If the sales load and CDSC were included, total return would be lower. These returns include Rule 12b-1 fees of up to 0.25% and do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
[4] In 2016, 0.19% of the Fund's total return consists of a voluntary reimbursement by an affiliate for investment transaction losses.
[5] Not annualized.
[6] Annualized.

Oak Ridge International Small Cap Fund
FINANCIAL HIGHLIGHTS
Class I

Per share operating performance.
For a capital share outstanding throughout the period.

	For the Period September 30, 2015* through May 31, 2016
Net asset value, beginning of period	$ 10.00
Income from Investment Operations:	
Net investment income[1]	0.07
Net realized and unrealized gain on investments	0.87
Net increase from reimbursement by affiliate for investment transaction loss (Note 4)	0.03
Total from investment operations	0.97
Contribution to capital from affiliate (Note 4)	—[2]
Net asset value, end of period	$ 10.97
Total return[3]	9.70%[4,5]
Ratios and Supplemental Data:	
Net assets, end of period (in thousands)	$ 28,431
Ratio of expenses to average net assets:	
Before fees waived and expenses absorbed	2.12%[6]
After fees waived and expenses absorbed	1.25%[6]
Ratio of net investment income to average net assets:	
Before fees waived and expenses absorbed	0.08%[6]
After fees waived and expenses absorbed	0.95%[6]
Portfolio turnover rate	76%[5]

*	Commencement of operations.
1	Based on average shares outstanding for the period.
2	Amount represents less than $0.01 per share.
3	Total returns would have been lower had expenses not been waived by the Advisor. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
4	In 2016, 0.40% of the Fund's total return consists of a voluntary reimbursement by an affiliate for investment transaction losses.
5	Not annualized.
6	Annualized.

Oak Ridge Dynamic Small Cap Fund
FINANCIAL HIGHLIGHTS
Class A

Per share operating performance.
For a capital share outstanding throughout the period.

	For the Period December 1, 2015* through May 31, 2016
Net asset value, beginning of period	$ 10.97
Income from Investment Operations:	
Net investment loss[1]	(0.02)
Net realized and unrealized loss on investments	(0.95)
Total from investment operations	(0.97)
Less Distributions:	
From net investment income	(0.01)
From net realized gain	(0.02)
Total distributions	(0.03)
Net asset value, end of period	$ 9.97
Total return[2]	(8.81)%[3]
Ratios and Supplemental Data:	
Net assets, end of period (in thousands)	$ 32
Ratio of expenses to average net assets:	
Before fees waived and expenses absorbed	38.27%[4]
After fees waived and expenses absorbed	1.40%[4]
Ratio of net investment loss to average net assets:	
Before fees waived and expenses absorbed	(37.24)%[4]
After fees waived and expenses absorbed	(0.37)%[4]
Portfolio turnover rate	78%[3]

* Commencement of operations.
1 Based on average shares outstanding for the period.
2 Total returns would have been lower had expenses not been waived or absorbed by the Advisor. Returns shown do not include payment of a sales load of 5.75% of offering price, which is reduced on sales of $50,000 or more. Returns shown do not include payment of a CDSC of 1% on certain redemptions made within 12 months of the date of purchase. If the sales load and CDSC were included, total return would be lower. These returns include Rule 12b-1 fees of up to 0.25% and do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
3 Not annualized.
4 Annualized.

Oak Ridge Dynamic Small Cap Fund
FINANCIAL HIGHLIGHTS
Class I

Per share operating performance.
For a capital share outstanding throughout the period.

	For the Period September 30, 2015* through May 31, 2016
Net asset value, beginning of period	$ 10.00
Income from Investment Operations:	
Net investment income[1]	—[2]
Net realized and unrealized gain on investments	0.01
Total from investment operations	0.01
Less Distributions:	
From net investment income	(0.01)
From net realized gain	(0.02)
Total distributions	(0.03)
Net asset value, end of period	$ 9.98
Total return[3]	0.16%[4]
Ratios and Supplemental Data:	
Net assets, end of period (in thousands)	$ 799
Ratio of expenses to average net assets:	
Before fees waived and expenses absorbed	36.44%[5]
After fees waived and expenses absorbed	1.15%[5]
Ratio of net investment income (loss) to average net assets:	
Before fees waived and expenses absorbed	(35.29)%[5]
After fees waived and expenses absorbed	0.00%[5]
Portfolio turnover rate	78%[4]

*   Commencement of operations.
1   Based on average shares outstanding for the period.
2   Amount represents less than $0.01 per share.
3   Total returns would have been lower had expenses not been waived by the Advisor. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
4   Not annualized.
5   Annualized.

Oak Ridge Large Cap Growth Fund
FINANCIAL HIGHLIGHTS
Class A*

Per share operating performance.
For a capital share outstanding throughout each period.

	For the Year Ended May 31, 2016	For the Period December 1, 2014 through May 31, 2015**	For the Year Ended November 30, 2014***	For the Year Ended November 30, 2013	For the Year Ended November 30, 2012	For the Year Ended November 30, 2011
Net asset value, beginning of period	$ 20.35	$ 19.55	$ 17.40	$ 13.46	$ 12.02	$ 11.59
Income from Investment Operations:						
Net investment loss	(0.02)[1]	(0.02)[1]	(0.05)[1]	(0.03)	(0.03)	(0.03)
Net realized and unrealized gain (loss) on investments	(0.56)	0.82	2.20	3.97	1.47	0.46
Total from investment operations	(0.58)	0.80	2.15	3.94	1.44	0.43
Net asset value, end of period	$ 19.77	$ 20.35	$ 19.55	$ 17.40	$ 13.46	$ 12.02
Total return[2]	(2.85)%	4.09%[5]	12.36%	29.27%	11.98%[4]	3.71%[3]
Ratios and Supplemental Data:						
Net assets, end of period (in thousands)	$ 39,346	$ 44,427	$ 44,742	$ 56,708	$ 48,629	$ 50,370
Ratio of expenses to average net assets:						
Before fees waived and expenses absorbed	1.54%	1.61%[6]	1.59%	1.54%	1.63%	1.55%
After fees waived and expenses absorbed	1.20%	1.20%[6]	1.23%	1.20%	1.20%	1.20%
Ratio of net investment loss to average net assets:						
Before fees waived and expenses absorbed	(0.45)%	(0.65)%[6]	(0.61)%	(0.54)%	(0.67)%	(0.56)%
After fees waived and expenses absorbed	(0.11)%	(0.24)%[6]	(0.25)%	(0.20)%	(0.24)%	(0.21)%
Portfolio turnover rate	23%	11%[5]	29%	16%	25%	37%

* Financial information from December 1, 2010, through October 17, 2014, is for the Pioneer Oak Ridge Large Cap Growth Fund, which was reorganized into the Oak Ridge Large Cap Growth Fund as of the close of business October 17, 2014.

** Fiscal year changed to May 31, effective December 1, 2014.

*** In connection with the reorganization of the Pioneer Oak Ridge Large Cap Growth Fund into Oak Ridge Large Cap Growth Fund as of the close of business October 17, 2014, Class B and Class R per share amounts are included with Class A per share amounts to properly reflect the historic performance of the Fund. See Note 3 in the accompanying Notes to Financial Statements.

1 Based on average shares outstanding for the period.

2 Total returns would have been lower had expenses not been waived or absorbed by the Advisor. Returns shown do not include payment of a sales load of 5.75% of offering price, which is reduced on sales of $50,000 or more. Returns shown do not include payment of a CDSC of 1% on certain redemptions made within 12 months of the date of purchase. If the sales load and CDSC were included, total return would be lower. These returns include Rule 12b-1 fees of up to 0.25% and do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

3 If the Fund had not recognized a gain in the settlement of class action lawsuits during the year ended November 30, 2011, the total return would have been 3.56%.

4 If the Fund had not recognized a gain in the settlement of class action lawsuits during the year ended November 30, 2012, the total return would have been 11.57%.

5 Not annualized.

6 Annualized.

Oak Ridge ~~Large Cap Growth~~Multi Strategy Fund
FINANCIAL HIGHLIGHTS
Class C*

Per share operating performance.
For a capital share outstanding throughout each period.

	For the Year Ended May 31, 2016	For the Period December 1, 2014 through May 31, 2015**	For the Year Ended November 30, 2014	For the Year Ended November 30, 2013	For the Year Ended November 30, 2012	For the Year Ended November 30, 2011
Net asset value, beginning of period	$ 18.54	$ 17.89	$ 16.07	12.54	$ 11.30	$ 11.00
Income from Investment Operations:						
Net investment loss	(0.18)[1]	(0.10)[1]	(0.18)[1]	(0.16)	(0.15)	(0.14)
Net realized and unrealized gain (loss) on investments	(0.50)	0.75	2.00	3.69	1.39	0.44
Total from investment operations	(0.68)	0.65	1.82	3.53	1.24	0.30
Net asset value, end of period	$ 17.86	$ 18.54	$ 17.89	16.07	$ 12.54	$ 11.30
Total return[2]	(3.67)%	3.63%[5]	11.33%	28.15%	10.97%[4]	2.73%[3]
Ratios and Supplemental Data:						
Net assets, end of period (in thousands)	$ 15,876	$ 18,532	$ 19,527	23,060	$ 19,298	$ 19,692
Ratio of expenses to average net assets:						
Before fees waived and expenses absorbed	2.24%	2.30%[6]	2.19%	2.24%	2.30%	2.27%
After fees waived and expenses absorbed	2.10%	2.10%[6]	2.10%	2.10%	2.10%	2.10%
Ratio of net investment loss to average net assets:						
Before fees waived and expenses absorbed	(1.15)%	(1.34)%[6]	(1.21)%	(1.24)%	(1.34)%	(1.28)%
After fees waived and expenses absorbed	(1.01)%	(1.14)%[6]	(1.12)%	(1.10)%	(1.14)%	(1.10)%
Portfolio turnover rate	23%	11%[5]	29%	16%	25%	37%

	For the Year Ended May 31, 2017	For the Year Ended May 31, 2016	For the Period December 1, 2014 through May 31, 2015**	For the Year Ended November 30, 2014	For the Year Ended November 30, 2013	For the Year Ended November 30, 2012
Net asset value, beginning of period		$ 18.54	$ 17.89	$ 16.07	$ 12.54	$ 11.30
Income from Investment Operations:						
Net investment loss		(0.18)[1]	(0.10)[1]	(0.18)[1]	(0.16)	(0.15)
Net realized and unrealized gain (loss) on investments		(0.50)	0.75	2.00	3.69	1.39
Total from investment operations		(0.68)	0.65	1.82	3.53	1.24
Net asset value, end of period		$ 17.86	$ 18.54	$ 17.89	$ 16.07	$ 12.54
Total return[2]		(3.67)%	3.63%[5]	11.33%	28.15%	10.97%[4]
Ratios and Supplemental Data:						
Net assets, end of period (in thousands)		$ 15,876	$ 18,532	$ 19,527	$ 23,060	$ 19,298

65

Ratio of expenses to average net assets:					
Before fees waived and expenses absorbed	2.24%	2.30%[6]	2.19%	2.24%	2.30%
After fees waived and expenses absorbed	2.10%	2.10%[6]	2.10%	2.10%	2.10%
Ratio of net investment loss to average net assets:					
Before fees waived and expenses absorbed	(1.15)%	(1.34)%[6]	(1.21)%	(1.24)%	(1.34)%
After fees waived and expenses absorbed	(1.01)%	(1.14)%[6]	(1.12)%	(1.10)%	(1.14)%
Portfolio turnover rate	23%	11%[5]	29%	16%	25%

* Financial information from December 1, 2010, through October 17, 2014, is for the Pioneer Oak Ridge Large Cap Growth Fund, which was reorganized into the Oak Ridge Large Cap Growth Fund as of the close of business October 17, 2014.

** Fiscal year changed to May 31, effective December 1, 2014.

1 Based on average shares outstanding for the period.

2 Total returns would have been lower had expenses not been waived or absorbed by the Advisor. Returns shown do not include payment of a CDSC of 1% on certain redemptions made within 12 months of the date of purchase. If the CDSC were included, total return would be lower. These returns include Rule 12b-1 fees of up to 1.00% and do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

3 If the Fund had not recognized gain in the settlement of class action lawsuits during the year ended November 30, 2011, the total return would have been 2.39%.

4 If the Fund had not recognized gain in the settlement of class action lawsuits during the year ended November 30, 2012, the total return would have been 10.58%.

5 Not annualized.

6 Annualized.

Oak Ridge ~~Large Cap Growth~~Multi Strategy Fund
FINANCIAL HIGHLIGHTS
Class I*[8]

Per share operating performance.
For a capital share outstanding throughout each period.

	For the Year Ended May 31, 2016	For the Period December 1, 2014 through May 31, 2015**	For the Year Ended November 30, 2014	For the Year Ended November 30, 2013	For the Year Ended November 30, 2012	For the Year Ended November 30, 2011
Net asset value, beginning of period	$ 20.72	$ 19.90	$ 17.69	$ 13.68	$ 12.21	$ 11.75
Income from Investment Operations:						
Net investment income (loss)	(0.02)[1]	(0.02)[1]	(0.02)[1]	(0.03)	(0.02)	—[2]
Net realized and unrealized gain (loss) on investments	(0.56)	0.84	2.23	4.04	1.49	0.46
Total from investment operations	(0.58)	0.82	2.21	4.01	1.47	0.46
Net asset value, end of period	$ 20.14	$ 20.72	$ 19.90	$ 17.69	$ 13.68	$ 12.21
Total return[3]	(2.80)%	4.12%[6]	12.49%	29.31%	12.04%[5]	3.91%[4]
Ratios and Supplemental Data:						
Net assets, end of period (in thousands)	$ 14,172	$ 16,361	$ 16,206	$ 12,934	$ 13,046	$ 16,385
Ratio of expenses to average net assets:						
Before fees waived and expenses absorbed	1.22%	1.15%[7]	1.09%	1.17%	1.11%	0.97%
After fees waived and expenses absorbed	1.17%	1.15%[7]	1.09%	1.17%	1.11%	0.97%
Ratio of net investment income (loss) to average net assets:						
Before fees waived and expenses absorbed	(0.13)%	(0.19)%[7]	(0.10)%	(0.17)%	(0.15)%	0.01%
After fees waived and expenses absorbed	(0.08)%	(0.19)%[7]	(0.10)%	(0.17)%	(0.15)%	0.01%
Portfolio turnover rate	23%	11%[6]	29%	16%	25%	37%

	For the Year Ended May 31, 2017	For the Year Ended May 31, 2016	For the Period December 1, 2014 through May 31, 2015**	For the Year Ended November 30, 2014	For the Year Ended November 30, 2013	For the Year Ended November 30, 2012
Net asset value, beginning of period		$ 20.72	$ 19.90	$ 17.69	$ 13.68	$ 12.21
Income from Investment Operations:						
Net investment income (loss)		(0.02)[1]	(0.02)[1]	(0.02)[1]	(0.03)	(0.02)
Net realized and unrealized gain (loss) on investments		(0.56)	0.84	2.23	4.04	1.49
Total from investment operations		(0.58)	0.82	2.21	4.01	1.47
Net asset value, end of period		$ 20.14	$ 20.72	$ 19.90	$ 17.69	$ 13.68
Total return[3]		(2.80)%	4.12%[6]	12.49%	29.31%	12.04%[5]

Ratios and Supplemental Data:

Net assets, end of period (in thousands)	$ 14,172	$ 16,361	$ 16,206	$ 12,934	$ 13,046
Ratio of expenses to average net assets:					
Before fees waived and expenses absorbed	1.22%	1.15%[7]	1.09%	1.17%	1.11%
After fees waived and expenses absorbed	1.17%	1.15%[7]	1.09%	1.17%	1.11%
Ratio of net investment income (loss) to average net assets:					
Before fees waived and expenses absorbed	(0.13)%	(0.19)%[7]	(0.10)%	(0.17)%	(0.15)%
After fees waived and expenses absorbed	(0.08)%	(0.19)%[7]	(0.10)%	(0.17)%	(0.15)%
Portfolio turnover rate	23%	11%[6]	29%	16%	25%

*	Financial information from December 1, 2010, through October 17, 2014, is for the Pioneer Oak Ridge Large Cap Growth Fund, which was reorganized into the Oak Ridge Large Cap Growth Fund as of the close of business October 17, 2014.
**	Fiscal year changed to May 31, effective December 1, 2014.
1	Based on average shares outstanding for the period.
2	Amount represents less than $0.01 per share.
3	Total returns would have been lower had expenses not been waived or absorbed by the Advisor. Returns shown do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
4	If the Fund had not recognized gain in the settlement of class action lawsuits during the year ended November 30, 2011, the total return would have been 3.56%.
5	If the Fund had not recognized gain in the settlement of class action lawsuits during the year ended November 30, 2012, the total return would have been 11.65%.
6	Not annualized.
7	Annualized.
8	Effective September 30, 2015, the Class Y shares were re-designated as Class I shares.

APPENDIX A – Waivers and Discounts Available from Intermediaries

The availability of certain sales charge waivers and discounts will depend on whether you purchase your shares directly from the Funds or through a financial intermediary. Intermediaries may have different policies and procedures regarding the availability of front-end sales load waivers or contingent deferred sales load ("CDSC") waivers, which are discussed below. In all instances, it is the purchaser's responsibility to notify the Funds or the purchaser's financial intermediary at the time of purchase of any relationship or other facts qualifying the purchaser for sales charge waivers or discounts. **For waivers and discounts not available through a particular intermediary, shareholders will have to purchase Fund shares directly from the Funds or through another intermediary to receive these waivers or discounts.**

Merrill Lynch

Effective April 10, 2017, shareholders purchasing Fund shares through a Merrill Lynch platform or account will be eligible only for the following load waivers (front-end sales charge waivers and contingent deferred, or back-end, sales charge waivers) and discounts, which may differ from those disclosed elsewhere in the Funds' Prospectus or SAI.

Front-end Sales Load Waivers on Class A Shares available at Merrill Lynch
- Employer-sponsored retirement, deferred compensation and employee benefit plans (including health savings accounts) and trusts used to fund those plans, provided that the plan is a group plan (more than one participant), the shares are not held in a commission-based brokerage account and shares are held in the name of the plan through an omnibus account   - Shares purchased by or through a 529 Plan.   - Shares purchased through a Merrill Lynch affiliated investment advisory program.   - Shares purchased by third party investment advisors on behalf of their advisory clients through Merrill Lynch's platform.   - Shares of Funds purchased through the Merrill Edge Self-Directed platform (if applicable).   - Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the same Fund (but not any other Fund within the Fund family).   - Shares exchanged from Class C (i.e. level-load) shares of the same Fund in the month of or following the 10-year anniversary of the purchase date.   - Employees and registered representatives of Merrill Lynch or its affiliates and their family members.   - Directors or Trustees of the Funds, and employees of the Funds' investment adviser or any of its affiliates, as described in this Prospectus.   - Shares purchased from the proceeds of redemptions within the same Fund family, provided (1) the repurchase occurs within 90 days following the redemption, (2) the redemption and purchase occur in the same account, and (3) redeemed shares were subject to a front-end or deferred sales load (known as Rights of Reinstatement).

CDSC Waivers on Class A and C Shares Available at Merrill Lynch
• -Death or disability of the shareholder.
• Shares sold as part of a systematic withdrawal plan as described in the Funds' Prospectus.
• Return of excess contributions from an IRA Account.
• Shares sold as a part of a required minimum distribution for IRA and retirement accounts due to the shareholder reaching age 70 ½.
• Shares sold to pay Merrill Lynch fees but only if the transaction is initiated by Merrill Lynch.
• Shares acquired through a right of reinstatement.
• Shares held in retirement brokerage accounts that are exchanged for a lower cost share class due to transfer to a fee based account or platform (applicable to Class A and C shares only).

Front-end Load Discounts Available at Merrill Lynch: Breakpoints, Rights of Accumulation & Letters of Intent
• Breakpoints as described in this Prospectus.
• Rights of Accumulation (ROA) which entitle shareholders to breakpoint discounts will be automatically calculated based on the aggregated holding of Fund family assets held by accounts within the purchaser's household at Merrill Lynch. Eligible Fund family assets not held at Merrill Lynch may be included in the ROA calculation only if the shareholder notifies his or her financial advisor about such assets.
• Letters of Intent (LOI) which allow for breakpoint discounts based on anticipated purchases within a Fund family, through Merrill Lynch, over a 13-month period of time (if applicable).

****

Waiver of Initial Sales Charge on Purchases of Class A Shares by Certain Financial Institutions:

No initial sales charge is imposed on purchases of Class A shares by the following financial institutions that (i) offer Fund shares in self-directed investment brokerage accounts, (ii) are compensated by clients on a fee-only basis, or (iii) have entered into an agreement with the Funds to offer Class A shares through no-load network or platforms as described in "Net Asset Value Purchases" beginning on page [ ] of this Prospectus:

[to be provided]

Investment Advisor
Oak Ridge Investments, LLC
10 South LaSalle Street
Chicago, Illinois 60603

Investment Sub-Advisor
Algert Global LLC
One Maritime Plaza, Suite 1525
San Francisco, California 94111

Fund Co-Administrator
Mutual Fund Administration, LLC
2220 E. Route 66, Suite 226
Glendora, California 91740

Fund Co-Administrator, Transfer Agent and Fund Accountant
UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, Wisconsin 53212-3948

Custodian
UMB Bank, n.a.
928 Grand Boulevard, 5th Floor
Kansas City, Missouri 64106

Distributor
IMST Distributors, LLC
Three Canal Plaza, Suite 100
Portland, Maine 04101
www.foreside.com

Independent Counsel
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue, 22nd Floor
Los Angeles, California 90071

Independent Registered Public Accounting Firm
Tait, Weller & Baker LLP[___]
1818 Market Street, Suite 2400
Philadelphia, Pennsylvania 19103

71

Oak Ridge ~~Funds~~
~~Each~~ Multi Strategy Fund
a series of Investment Managers Series Trust

FOR MORE INFORMATION

Statement of Additional Information (SAI)
The SAI provides additional details about the investments and techniques of the ~~Funds~~Fund and certain other additional information. A current SAI is on file with the SEC and is incorporated into this Prospectus by reference. This means that the SAI is legally considered a part of this Prospectus even though it is not physically within this Prospectus.

Shareholder Reports
Additional information about ~~each~~the Fund's investments is available in the Fund's annual and semi-annual reports to shareholders. In ~~each~~the Fund's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its most recent fiscal year.

The Fund's SAI is available and annual and semi-annual reports are available, free of charge, on the ~~Funds'~~Fund's website at www.oakridgeinvest.com. You can also obtain a free copy of the ~~Funds'~~Fund's SAI or annual and semi-annual reports, request other information, or inquire about ~~a~~the Fund by contacting a broker that sells shares of the ~~Funds~~Fund or by calling the ~~Funds~~Fund (toll-free) at 1-855-551-5521 or by writing to:

Oak Ridge Funds
P.O. Box 2175
Milwaukee, Wisconsin 53201

Information about the ~~Funds~~Fund (including the SAI) can be reviewed and copied at the Public Reference Room of the SEC in Washington, DC. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-202-551-8090. Reports and other information about the ~~Funds~~Fund are also available:

- Free of charge on the SEC's EDGAR Database on the SEC's Internet site at http://www.sec.gov;
- For a duplication fee, by electronic request at the following e-mail address:publicinfo@sec.gov; or
- For a duplication fee, by writing to the SEC's Public Reference Section, Washington, DC 20549-1520.

(Investment Company Act file no. 811- 21719.)

Statement of Additional Information
~~October 1, 2016~~

[   ], 2017

Oak Ridge ~~Small Cap Growth~~Multi Strategy **Fund** ~~– Class A (ORIGX), Class C (ORICX), Class I (ORIYX), Class K (ORIKX)~~

~~Oak Ridge International Small Cap Fund – Class A (ORIAX), Class I (ORIIX)~~

~~Oak Ridge Dynamic Small Cap Fund – Class A (ORSAX), Class I (ORSIX)~~

~~Oak Ridge Technology Insights Fund – Class A (ORTAX), Class I (ORTHX)~~

~~Oak Ridge Global Equity Fund – Class A (ORGEX), Class I (OGESX)~~

~~Oak Ridge Disciplined Growth Fund – Class A (ORDGX), Class I (ODGIX)~~

(formerly, **Oak Ridge Large Cap Growth Fund** ~~–~~)
Class A (Shares (Ticker Symbol: **ORILX**~~,)~~)
Class C (Shares (Ticker Symbol: **ORLCX**~~), Class I)~~

~~Oak Ridge Dividend Growth Fund – Class A (ORDAX), Class I (ORDNX)~~

~~Each~~ Class I Shares (Ticker Symbol: PORYX)

a series of Investment Managers Series Trust

This Statement of Additional Information ("SAI") is not a prospectus, and it should be read in conjunction with the Prospectus dated ~~October 1, 2016~~[   ], 2017, as may be amended from time to time of the Oak Ridge ~~Small Cap Growth Fund, Oak Ridge International Small Cap Fund, Oak Ridge Dynamic Small Cap Fund, Oak Ridge Technology Insights Fund, Oak Ridge Global Equity Fund, Oak Ridge Disciplined Growth Fund,~~ Multi-Strategy Fund (formerly, the Oak Ridge Large Cap Growth Fund~~, and Oak Ridge Dividend Growth Fund (each, a "Fund," and collectively, the "Funds"). Each Fund is~~) (the "Fund"), a series of Investment Managers Series Trust (the "Trust"). Oak Ridge Investments, LLC (the "Advisor") is the investment advisor to the ~~Funds~~Fund. A copy of the ~~Funds'~~Fund's Prospectus may be obtained on the ~~Funds'~~Fund's website, www.oakridgeinvest.com, or by contacting the ~~Funds~~Fund at the address or telephone number specified below. The ~~Funds'~~Fund's Annual Report to shareholders for the ~~period September 30, 2015, through May 31, 2016, for the Oak Ridge International Small Cap Fund and the Oak Ridge Dynamic Small Cap Fund and for the~~ fiscal year ending May 31, 2016~~, for the Oak Ridge Small Cap Growth Fund, Oak Ridge Large Cap Growth Fund and Oak Ridge Dividend Growth Fund, is~~ and the Fund's Semi-Annual Report for the period ending November 30, 2016, are incorporated by reference herein. A copy of the ~~Funds'~~Fund's Annual Report and Semi-Annual Report can be obtained by contacting the ~~Funds~~Fund at the address or telephone number specified below.

Oak Ridge Funds
P.O. Box 2175
Milwaukee, Wisconsin 53201
1-855-551-5521

TABLE OF CONTENTS

THE TRUST AND THE FUNDS

THE TRUST AND THE FUND

The Trust is an open-end management investment company organized as a Delaware statutory trust under the laws of the State of Delaware on February 15,- 2005. The Trust currently consists of several other series of shares of beneficial interest. This SAI relates only to the ~~Funds~~Fund and not to the other series of the Trust.

The Trust is registered with the Securities and Exchange Commission ("SEC") as an open-end management investment company. Such a registration does not involve supervision of the management or policies of the ~~Funds.~~Fund. The Prospectus of the ~~Funds~~Fund and this SAI omit certain of the information contained in the Registration Statement filed with the SEC. Copies of such information may be obtained from the SEC upon payment of the prescribed fee.

~~Each Fund, except the Oak Ridge Technology Insights Fund,~~The Fund is a diversified fund, which means it is subject to the diversification requirements under the Investment Company Act of 1940, as amended (the "1940 Act"). ~~The Oak Ridge Technology Insights Fund is non-diversified, which means it is not subject to the diversification requirements under the 1940 Act.~~ Under the 1940 Act, a diversified fund may not, with respect to 75% of its total assets, invest more than 5% of its total assets in the securities of one issuer (and in not more than 10% of the outstanding voting securities of an issuer), excluding cash, Government securities, and securities of other investment companies. ~~Although the Oak Ridge Technology Insights Fund is not required to comply with the above diversification requirement, the Fund intends to diversify its assets to the extent necessary to qualify for tax treatment as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code").~~

On October 17, 2014, the ~~Oak Ridge Large Cap Growth Fund and the Oak Ridge Small Cap Growth~~ Fund acquired all the assets of the Pioneer Oak Ridge Large Cap Growth Fund ~~and the Pioneer Oak Ridge Small Cap Growth Fund, respectively, each,~~ a series of Pioneer Series Trust I (~~each, a~~the "Predecessor Fund"). ~~Each~~ The Fund has adopted the prior performance and financial history of its respective Predecessor Fund.

~~The~~ Prior to [   ], the Fund was named the Oak Ridge ~~Small~~Large Cap Growth Fund ~~currently offers four classes~~and the Fund's strategy involved investing primarily in equity securities of large capitalization companies with above average potential for earnings growth.

The ~~shares: Class A, Class C, Class I, and Class K. The Oak Ridge Large Cap Growth Fund currently offers three classes of shares: Class A, Class C, and Class I. The Oak Ridge Dividend Growth Fund, the Oak Ridge International Small Cap Fund, the Oak Ridge Dynamic Small Cap Fund, the Oak Ridge Technology Insights Fund, the Oak Ridge Disciplined Growth Fund and the Oak Ridge Global Equity Fund offer two classes of shares: Class A and Class I.~~Fund currently offers three classes of shares: the Class A, Class C and Class I. Other classes may be established from time to time in accordance with the provisions of the Trust's Agreement and Declaration of Trust (the "Declaration of Trust"). Each class of shares of ~~a~~the Fund generally is identical in all respects except that each class of shares is subject to its own distribution expenses and minimum investments. Each class of shares also has exclusive voting rights with respect to its distribution fees.

~~INVESTMENT STRATEGIES, POLICIES AND RISKS~~

INVESTMENT STRATEGIES, POLICIES AND RISKS

The discussion below supplements information contained in the ~~Funds'~~Fund's Prospectus pertaining to the investment policies of ~~each~~the Fund.

MARKET CONDITIONS

The equity and debt capital markets in the United States and internationally experienced unprecedented volatility from 2008 through 2012. These conditions caused a significant decline in the value and liquidity of many securities and other instruments. It is impossible to predict whether such conditions will recur. Because such situations may be widespread, it may be difficult to identify both risks and opportunities using past models of the interplay of market forces, or to predict the duration of such events.

PRINCIPAL INVESTMENT STRATEGIES, POLICIES AND RISKS

The Funds' principal investment types and related risks are identified in the table below and described in detail following the table.

Investments and Risks	Oak Ridge Small Cap Growth Fund	Oak Ridge International Small Cap Fund	Oak Ridge Dynamic Small Cap Fund	Oak Ridge Technology Insights Fund	Oak Ridge Global Equity Fund	Oak Ridge Disciplined Growth Fund	Oak Ridge Large Cap Growth Fund	Oak Ridge Dividend Growth Fund
Equity Securities								
Common Stock	X	X	X	X	X	X	X	X
Preferred Stock	X	X	X	X	X	X	X	X
Small Cap Stock	X	X	X	X	X	X		
Mid Cap Stock				X	X	X		
Large Cap Stock					X	X	X	X
Exchange Traded Funds ("ETFs")	X	X	X		X	X	X	X
Initial Public Offerings ("IPOs")	X	X	X	X	X	X	X	
Foreign Investments								
Depositary Receipts	X	X	X	X	X	X	X	X
Emerging Markets	X	X			X		X	
Real Estate Investment Trusts ("REITs")	X	X	X		X	X	X	
Warrants and Rights	X			X	X	X	X	X
Investment Company Securities	X	X	X		X	X	X	X

EQUITY SECURITIES

Common Stock

Common stock represents an equity (ownership) interest in a company, and usually possesses voting rights and earns dividends. Dividends on common stock are not fixed but are declared at the discretion of the issuer. Common stock generally represents the riskiest investment in a company. In addition, common stock generally has the greatest appreciation and depreciation potential because increases and decreases in earnings are usually reflected in a company's stock price.

The fundamental risk of investing in common stock is that the value of the stock might decrease. Stock values fluctuate in response to the activities of an individual company or in response to general market and/or economic conditions. While common stocks have historically provided greater long-term returns than preferred stocks, fixed-income and money market investments, common stocks have also experienced significantly more volatility than the returns from those other investments.

Preferred Stock

Preferred stock is a class of stock having a preference over common stock as to the payment of dividends and a share of the proceeds resulting from the issuer's liquidation although preferred stock is usually subordinate to the debt securities of the issuer. Some preferred stocks also entitle their holders to receive additional liquidation proceeds on the same basis as the holders of the issuer's common stock. Preferred stock typically does not possess voting rights and its market value may change based on changes in interest rates. If interest rates rise, the fixed dividend on preferred stocks may be less attractive, causing the price of preferred stocks to decline. Preferred stock may have mandatory sinking fund provisions, as well as call/redemption provisions prior to maturity, a negative feature when interest rates decline. In addition, a Fund may receive stocks or warrants as a result of an exchange or tender of fixed income securities. Preference stock, which is more common in emerging markets than in developed markets, is a special type of common stock that shares in the earnings of an issuer, has limited voting rights, may have a dividend preference, and may also have a liquidation preference. Depending on the features of the particular security, holders of preferred and preference stock may bear the risks regarding common stock or fixed income securities.

Small and Mid Cap Stocks

The Funds may invest in stock of companies with market capitalizations that are small compared to other publicly traded companies. Investments in larger companies present certain advantages in that such companies generally have greater financial resources, more extensive research and development, manufacturing, marketing and service capabilities, and more stability and greater depth of management and personnel. Investments in smaller, less seasoned companies may present greater opportunities for growth but also may involve greater risks than customarily are associated with more established companies. The securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies. These companies may have limited product lines, markets or financial resources, or they may be dependent upon a limited management group. Their securities may be traded in the over-the-counter market or on a regional exchange, or may otherwise have limited liquidity. As a result of owning large positions in this type of security, a Fund is subject to the additional risk of possibly having to sell portfolio securities at disadvantageous times and prices if redemptions require such Fund to liquidate its securities positions. In addition, it may be prudent for a Fund, as its asset size grows, to limit the number of relatively small positions it holds in securities having limited liquidity in order to minimize its exposure to such risks, to minimize transaction costs, and to maximize the benefits of research. As a consequence, as a Fund's asset size increases, such Fund may reduce its exposure to illiquid small capitalization securities, which could adversely affect performance.

Each Fund may also invest in stocks of companies with medium market capitalizations (i.e., mid-cap companies). Such investments share some of the risk characteristics of investments in stocks of companies with small market capitalizations described above, although mid-cap companies tend to have longer operating histories, broader product lines and greater financial resources and their stocks tend to be more liquid and less volatile than those of smaller capitalization issuers.

EXCHANGE-TRADED FUNDS ("ETFs")

ETFs are pooled investment vehicles that generally seek to track the performance of specific indices. ETFs may be organized as open-end funds or as unit investment trusts ("UITs"). Their shares are listed on stock exchanges and can be traded throughout the day at market-determined prices.

An ETF generally issues index-based investments in aggregations of 50,000 shares known as "Creation Units" in exchange for a "Portfolio Deposit" consisting of (a) a portfolio of securities substantially similar to the component securities ("Index Securities") of the applicable index (the "Index"), (b) a cash payment equal to a pro rata portion of the dividends accrued on the ETF's portfolio securities since the last dividend payment by the ETF, net of expenses and liabilities, and (c) a cash payment or credit ("Balancing Amount") designed to equalize the net asset value of the Index and the net asset value of a Portfolio Deposit.

Shares of ETFs are not individually redeemable, except upon termination of the ETF. To redeem shares of an ETF, an investor must accumulate enough shares of the ETF to reconstitute a Creation Unit. The liquidity of small holdings of ETF shares, therefore, will depend upon the existence of a secondary market for such shares. Upon redemption of a Creation Unit, the portfolio will receive Index Securities and cash identical to the Portfolio Deposit required of an investor wishing to purchase a Creation Unit that day.

The price of ETF shares is based upon (but not necessarily identical to) the value of the securities held by the ETF. Accordingly, the level of risk involved in the purchase or sale of ETF shares is similar to the risk involved in the purchase or sale of traditional common stock, with the exception that the pricing mechanism for ETF shares is based on a basket of stocks. Disruptions in the markets for the securities underlying ETF shares purchased or sold by the Fund could result in losses on such shares. There is no assurance that the requirements of the national securities exchanges necessary to maintain the listing of shares of any ETF will continue to be met.

ETF and Mutual Funds. The Oak Ridge Small Cap Growth The Fund's investment in ETFs and mutual funds (including other funds managed by the Advisor), generally reflects the risks of owning the underlying securities the ETF or mutual fund it holds. It may also be more expensive for the Fund to invest in an ETF or mutual fund than to own the portfolio securities of these investment vehicles directly. An ETF may also trade at a discount to its net asset value. Investing in ETFs or mutual funds may involve duplication of advisory fees and certain other expenses. The Oak Ridge Small Cap Growth Fund will pay brokerage commissions in connection with the purchase and sale of shares of ETFs.

Initial Public Offerings (Applies to all Funds except for the Oak Ridge Dividend Growth Fund)

Each Fund may purchase securities of companies in initial public offerings ("IPOs"). By definition, IPOs have not traded publicly until the time of their offerings. Special risks associated with IPOs may include limited numbers of shares available for trading, unseasoned trading, lack of investor knowledge of the companies, and limited operating history, all of which may contribute to price volatility. Many IPOs are issued by undercapitalized companies of small or micro cap size. The effect of IPOs on a investments in the instruments discussed below may be through the Fund's performance depends on a variety of factors, including the number of IPOs the Fund invests in relative to the size of the Fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value.

FOREIGN INVESTMENTS

FOREIGN INVESTMENTS

Investments in the securities of foreign issuers and other non-U.S. investments may involve risks in addition to those normally associated with investments in the securities of U.S. issuers. or other U.S. investments. All foreign investments are subject to risks of foreign political and economic instability, adverse movements in foreign exchange rates, and the imposition or tightening of exchange controls and limitations on the repatriation of foreign capital. Other risks stem from potential changes in governmental attitude or policy toward private investment, which in turn raises the risk of nationalization, increased taxation or confiscation of foreign investors' assets.

The financial problems in global economies over the past several years, including the European sovereign debt crisis, may continue to cause high volatility in global financial markets. In addition, global economies are increasingly interconnected, which increases the possibilities that conditions in one country or region might adversely impact a different country or region. The severity or duration of these conditions may also be affected if one or more countries leave the Euro currency or by other policy changes made by governments or quasi-governmental organizations.

direct investments or indirect through the
Additional non-U.S. taxes and expenses may also adversely affect each Fund's performance, including foreign withholding taxes on foreign securities' dividends. Brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States. Foreign companies may be subject to different accounting, auditing and financial reporting standards. To the extent foreign securities held by a Fund are not registered with the SEC or with any other U.S. regulator, the issuers thereof will not be subject to the reporting requirements of the SEC or any other U.S. regulator. Accordingly, less information may be available about foreign companies and other investments than is generally available on issuers of comparable securities and other investments in the United States. Foreign securities and other investments may also trade less frequently and with lower volume and may exhibit greater price volatility than U.S. securities and other investments.

Changes in foreign exchange rates will affect the value in U.S. Dollars of all foreign currency denominated securities and other investments held by the Funds. Exchange rates are influenced generally by the forces of supply and demand in the foreign currency markets and by numerous other political and economic events occurring outside the United States, many of which may be difficult, if not impossible, to predict.

Income from foreign securities and other investments will be received and realized in foreign currencies, and each Fund is required to compute and distribute income in U.S. Dollars. Accordingly, a decline in the value of a particular foreign currency against the U.S. Dollar occurring after a Fund's income has been earned and computed in U.S. Dollars may require such Fund to liquidate portfolio securities or other investments to acquire sufficient U.S. Dollars to make a distribution. Similarly, if the exchange rate declines between the time a Fund incurs expenses in U.S. Dollars and the time such expenses are paid, such Fund may be required to liquidate additional portfolio securities or other investments to purchase the U.S. Dollars required to meet such expenses.

Each Fund may purchase foreign bank obligations. In addition to the risks described above that are generally applicable to foreign investments, the investments that a Fund makes in obligations of foreign banks, branches or subsidiaries may involve further risks, including differences between foreign banks and U.S. banks in applicable accounting, auditing and financial reporting standards, and the possible establishment of exchange controls or other foreign government laws or restrictions applicable to the payment of certificates of deposit or time deposits that may affect adversely the payment of principal and interest on the securities and other investments held by a Fund.

Emerging Markets

Each Fund may invest in companies organized or doing substantial business in emerging market countries or developing countries as defined by the World Bank, International Financial Corporation or the MSCI, Inc. emerging market indices or other comparable indices. Developing countries may impose restrictions on a Fund's ability to repatriate investment income or capital. Even where there is no outright restriction on repatriation of investment income or capital, the mechanics of repatriation may affect certain aspects of the operations of a Fund.

Some of the currencies in emerging markets have experienced devaluations relative to the U.S. Dollar, and major adjustments have been made periodically in certain of such currencies. Certain developing countries face serious exchange constraints.

Governments of some developing countries exercise substantial influence over many aspects of the private sector. In some countries, the government owns or controls many companies. Therefore, government actions in the future could have a significant effect on economic conditions in developing countries, which could affect the private sector companies in which a Fund invests.

Depositary Receipts

American Depositary Receipts ("ADRs") are negotiable receipts issued by a U.S. bank or trust company that evidence ownership of securities in a foreign company which have been deposited with such bank or trust company's office or agent in a foreign country. European Depositary Receipts ("EDRs") are negotiable certificates held in the bank of one country representing a specific number of shares of a stock traded on an exchange of another country. Global Depositary Receipts ("GDRs") are negotiable certificates held in the bank of one country representing a specific number of shares of a stock traded on an exchange of another country. Canadian Depositary Receipts ("CDRs") are negotiable receipts issued by a Canadian bank or trust company that evidence ownership of securities in a foreign company which have been deposited with such bank or trust company's office or agent in a foreign country.

Investing in ADRs, EDRs, GDRs, and CDRs presents risks that may not be equal to the risk inherent in holding the equivalent shares of the same companies that are traded in the local markets even though a Fund will purchase, sell and be paid dividends on ADRs in U.S. Dollars. These risks include fluctuations in currency exchange rates, which are affected by international balances of payments and other economic and financial conditions; government intervention; speculation; and other factors. With respect to certain foreign countries, there is the possibility of expropriation or nationalization of assets, confiscatory taxation, political and social upheaval, and economic instability. A Fund may be required to pay foreign withholding or other taxes on certain ADRs, EDRs, GDRs, or CDRs that it owns, but investors may or may not be able to deduct their pro rata share of such taxes in computing their taxable income, or take such shares as a credit against their U.S. federal income tax. See "Federal Income Tax Matters." ADRs, EDRs, GDRs, and CDRs may be sponsored by the foreign issuer or may be unsponsored. Unsponsored ADRs, EDRs, GDRs, and CDRs are organized independently and without the cooperation of the foreign issuer of the underlying securities. Unsponsored ADRs, EDRs, GDRs, and CDRs are offered by companies which are not prepared to meet either the reporting or accounting standards of the United States. While readily exchangeable with stock in local markets, unsponsored ADRs, EDRs, GDRs, and CDRs may be less liquid than sponsored ADRs, EDRs, GDRs, and CDRs. Additionally, there generally is less publicly available information with respect to unsponsored ADRs, EDRs, GDRs, and CDRs.

REAL ESTATE INVESTMENT TRUSTS ("REITs")

REITs are pooled investment vehicles that invest primarily in income producing real estate or real estate related loans or interests. REITs are generally classified as equity REITs, mortgage REITs, or a combination of equity and mortgage REITs. Equity REITs invest the majority of their assets directly in real property and derive income primarily from the collection of rents. Equity REITs can also realize capital gains by selling properties that have appreciated in value. Mortgage REITs invest the majority of their assets in real estate mortgages and derive income from the collection of principal and interest payments. Similar to investment companies such as each Fund, REITs are not taxed on income distributed to shareholders provided they comply with several requirements of the Code. Each Fund will indirectly bear its proportionate share of expenses incurred by REITs in which a Fund invests in addition to the expenses incurred directly by a Fund.

Investing in REITs involves certain unique risks in addition to those risks associated with investing in the real estate industry in general. Equity REITs may be affected by changes in the value of the underlying property owned by the REITs, while mortgage REITs may be affected by the quality of any credit extended. REITs are dependent upon management skills, are not diversified, and are subject to heavy cash flow dependency, default by borrowers and self-liquidation.

Investing in REITs involves risks similar to those associated with investing in small capitalization companies. REITs may have limited financial resources, may trade less frequently and in a limited volume and may be subject to more abrupt or erratic price movements than larger company securities. Historically, small capitalization stocks, such as REITs, have had more price volatility than larger capitalization stocks.

REITs are subject to the possibilities of failing to qualify for the favorable federal income tax treatment generally available to them under the Code and failing to maintain their exemptions from registration under the 1940 Act. REITs (especially mortgage REITs) also are subject to interest rate risks. When interest rates decline, the value of a REIT's investment in fixed rate obligations can be expected to rise. Conversely, when interest rates rise, the value of a REIT's investment in fixed rate obligations can be expected to decline. In contrast, as interest rates on adjustable rate mortgage loans are reset periodically, yields on a REIT's investments in such loans will gradually align themselves to reflect changes in market interest rates, causing the value of such investments to fluctuate less dramatically in response to interest rate fluctuations than would investments in fixed-rate obligations.

WARRANTS AND RIGHTS

The Funds may invest in warrants or rights (including those acquired in units or attached to other securities) that entitle (but do not obligate) the holder to buy equity securities at a specific price for a specific period of time but will do so only if such equity securities are deemed appropriate by the Advisor or the Sub-Advisor. Rights are similar to warrants but typically have a shorter duration and are issued by a company to existing stockholders to provide those holders the right to purchase additional shares of stock at a later date. Warrants and rights do not have voting rights, do not earn dividends, and do not entitle the holder to any rights with respect to the assets of the company that has issued them. They do not represent ownership of the underlying companies but only the right to purchase shares of those companies at a specified price on or before a specified exercise date. Warrants and rights tend to be more volatile than the underlying stock, and if at a warrant's expiration date the stock is trading at a price below the price set in the warrant, the warrant will expire worthless. Conversely, if at the expiration date the stock is trading at a price higher than the price set in the warrant or right, a Fund can acquire the stock at a price below its market value. The prices of warrants and rights do not necessarily parallel the prices of the underlying securities. An investment in warrants or rights may be considered speculative.

INVESTMENT COMPANY SECURITIES

Eachinvestments in underlying funds.

PRINCIPAL INVESTMENT STRATEGIES , POLICIES AND RISKS

INVESTMENT COMPANY SECURITIES

The Fund may invest in shares of other investment companies (each, an "Underlying Fund"), including open-end funds, closed-end funds, unit investment trusts ("UITs") and exchange-traded funds ("ETFs~~,~~"), to the extent permitted by the applicable law and subject to certain restrictions set forth in this SAI.

Under Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, ~~a~~the Fund and any companies controlled by the Fund may hold securities of an Underlying Fund in amounts which (i) do not exceed 3% of the total outstanding voting stock of such Underlying Fund, (ii) do not exceed 5% of the value of the Fund's total assets and (iii) when added to all other Underlying Fund securities held by the Fund, do not exceed 10% of the value of the Fund's total assets. The Fund may exceed these limits when permitted by SEC order or other applicable law or regulatory guidance, such as is the case with many ETFs.

Generally, under Sections 12(d)(1)(F) and 12(d)(1)(G) of the 1940 Act and SEC rules adopted pursuant to the 1940 Act, ~~each~~the Fund may acquire the securities of affiliated and unaffiliated Underlying Funds subject to the following guidelines and restrictions:

- ~~A~~The Fund may own an unlimited amount of the securities of any registered open-end fund or registered UIT that is affiliated with the Fund, so long as any such Underlying Fund has a policy that prohibits it from acquiring any securities of registered open-end funds or registered UITs in reliance on certain sections of the 1940 Act.

- ~~A~~The Fund and its "affiliated persons" may own up to 3% of the outstanding stock of any fund, subject to the following restrictions:

  i. the Fund and each Underlying Fund, in the aggregate, may not charge a sales load greater than the limits set forth in Rule 2830(d)(3) of the Conduct Rules of the Financial Industry Regulatory Authority ("FINRA") applicable to funds of funds;

  ii. each Underlying Fund is not obligated to redeem more than 1% of its total outstanding securities during any period less than 30 days; and

  iii. the Fund is obligated either to (i) seek instructions from its shareholders with regard to the voting of all proxies with respect to the Underlying Fund and to vote in accordance with such instructions, or (ii) to vote the shares of the Underlying Fund held by the Fund in the same proportion as the vote of all other shareholders of the Underlying Fund.

~~The Oak Ridge International Small Cap Fund observes the following restriction as a matter of operating but not fundamental policy, pursuant to positions taken by federal regulatory authorities:~~

> ~~The Oak Ridge International Small Cap Fund may invest in shares of securities of registered open-end investment companies or registered UITs subject to the limits of Section 12(d)(1) of the 1940 Act, including the rules, regulations and exemptive orders obtained thereunder; provided, however, that the Oak Ridge International Small Cap Fund may not acquire any securities of registered open-end investment companies or registered UIT in reliance on subparagraph (F) or subparagraph (G) of Section 12(d)(1) of the 1940 Act.~~

Acquired funds typically incur fees that are separate from those fees incurred directly by ~~a~~the Fund. ~~Each~~The Fund's purchase of such investment company securities results in the layering of expenses as Fund shareholders would indirectly bear a proportionate share of the operating expenses of such investment

companies, including advisory fees, in addition to paying Fund expenses. In addition, the securities of other investment companies may also be leveraged and will therefore be subject to certain leverage risks. The net asset value and market value of leveraged securities will be more volatile and the yield to shareholders will tend to fluctuate more than the yield generated by unleveraged securities. Investment companies may have investment policies that differ from those of the ~~Funds~~Fund.

Under certain circumstances an open-end investment company in which ~~a~~the Fund invests may determine to make payment of a redemption by the Fund wholly or in part by a distribution in kind of securities from its portfolio, instead of in cash. As a result, ~~a~~the Fund may hold such securities until the Advisor determines it is appropriate to dispose of them. Such disposition will impose additional costs on the Fund.

Investment decisions by the investment advisors to the registered investment companies in which ~~a~~the Fund invests are made independently of the Fund. At any particular time, one Underlying Fund may be purchasing shares of an issuer whose shares are being sold by another Underlying Fund. As a result, under these circumstances ~~a~~the Fund indirectly would incur certain transactional costs without accomplishing any investment purpose.

OTHER INVESTMENT STRATEGIES, POLICIES AND RISKS

~~FOREIGN CURRENCY TRANSACTIONS~~

~~Each~~
EXCHANGE-TRADED FUNDS ("ETFs")

ETFs are pooled investment vehicles that generally seek to track the performance of specific indices. ETFs may be organized as open-end funds or as UITs. Their shares are listed on stock exchanges and can be traded throughout the day at market-determined prices.

An ETF generally issues index-based investments in aggregations of 50,000 shares known as "Creation Units" in exchange for a "Portfolio Deposit" consisting of (a) a portfolio of securities substantially similar to the component securities ("Index Securities") of the applicable index (the "Index"), (b) a cash payment equal to a pro rata portion of the dividends accrued on the ETF's portfolio securities since the last dividend payment by the ETF, net of expenses and liabilities, and (c) a cash payment or credit ("Balancing Amount") designed to equalize the net asset value of the Index and the net asset value of a Portfolio Deposit.

Shares of ETFs are not individually redeemable, except upon termination of the ETF. To redeem shares of an ETF, an investor must accumulate enough shares of the ETF to reconstitute a Creation Unit. The liquidity of small holdings of ETF shares, therefore, will depend upon the existence of a secondary market for such shares. Upon redemption of a Creation Unit, the portfolio will receive Index Securities and cash identical to the Portfolio Deposit required of an investor wishing to purchase a Creation Unit that day.

The price of ETF shares is based upon (but not necessarily identical to) the value of the securities held by the ETF. Accordingly, the level of risk involved in the purchase or sale of ETF shares is similar to the risk involved in the purchase or sale of traditional common stock, with the exception that the pricing mechanism for ETF shares is based on a basket of stocks. Disruptions in the markets for the securities underlying ETF shares purchased or sold by the Fund could result in losses on such shares. There is no assurance that the requirements of the national securities exchanges necessary to maintain the listing of shares of any ETF will continue to be met.

EQUITY SECURITIES

Common Stock

The Fund may invest in common stock. Common stock represents an equity (ownership) interest in a company, and usually possesses voting rights and earns dividends. Dividends on common stock are not fixed but are declared at the discretion of the issuer. Common stock generally represents the riskiest investment in a company. In addition, common stock generally has the greatest appreciation and depreciation potential because increases and decreases in earnings are usually reflected in a company's stock price.

The fundamental risk of investing in common stock is that the value of the stock might decrease. Stock values fluctuate in response to the activities of an individual company or in response to general market and/or economic conditions. While common stocks have historically provided greater long-term returns than preferred stocks, fixed-income and money market investments, common stocks have also experienced significantly more volatility than the returns from those other investments.

Preferred Stock

The Fund may invest in preferred stock. Preferred stock is a class of stock having a preference over common stock as to the payment of dividends and a share of the proceeds resulting from the issuer's liquidation although preferred stock is usually subordinate to the debt securities of the issuer. Some preferred stocks also entitle their holders to receive additional liquidation proceeds on the same basis as the holders of the issuer's common stock. Preferred stock typically does not possess voting rights and its market value may change based on changes in interest rates. If interest rates rise, the fixed dividend on preferred stocks may be less attractive, causing the price of preferred stocks to decline. Preferred stock may have mandatory sinking fund provisions, as well as call/redemption provisions prior to maturity, a negative feature when interest rates decline. In addition, the Fund may receive stocks or warrants as a result of an exchange or tender of fixed income securities. Preference stock, which is more common in emerging markets than in developed markets, is a special type of common stock that shares in the earnings of an issuer, has limited voting rights, may have a dividend preference, and may also have a liquidation preference. Depending on the features of the particular security, holders of preferred and preference stock may bear the risks regarding common stock or fixed income securities.

Small- and Mid-Cap Stocks

The Fund may invest in stock of companies with market capitalizations that are small compared to other publicly traded companies. Investments in larger companies present certain advantages in that such companies generally have greater financial resources, more extensive research and development, manufacturing, marketing and service capabilities, and more stability and greater depth of management and personnel. Investments in smaller, less seasoned companies may present greater opportunities for growth but also may involve greater risks than customarily are associated with more established companies. The securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies. These companies may have limited product lines, markets or financial resources, or they may be dependent upon a limited management group. Their securities may be traded in the over-the-counter market or on a regional exchange, or may otherwise have limited liquidity. As a result of owning large positions in this type of security, the Fund is subject to the additional risk of possibly having to sell portfolio securities at disadvantageous times and prices if redemptions require the Fund to liquidate its securities positions. In addition, it may be prudent for the Fund, as its asset size grows, to limit the number of relatively small positions it holds in securities having limited liquidity in order to minimize its exposure to such risks, to minimize transaction costs, and to maximize the benefits of research. As a consequence, as the Fund's asset size increases, the Fund may reduce its exposure to illiquid small capitalization securities, which could adversely affect performance.

The Fund may also invest in stocks of companies with medium market capitalizations (i.e., mid-cap companies). Such investments share some of the risk characteristics of investments in stocks of companies with small market capitalizations described above, although mid cap companies tend to have longer operating histories, broader product lines and greater financial resources and their stocks tend to be more liquid and less volatile than those of smaller capitalization issuers.

Initial Public Offerings

The Fund may purchase securities of companies in initial public offerings ("IPOs"). By definition, IPOs have not traded publicly until the time of their offerings. Special risks associated with IPOs may include limited numbers of shares available for trading, unseasoned trading, lack of investor knowledge of the companies, and limited operating history, all of which may contribute to price volatility. Many IPOs are issued by undercapitalized companies of small or micro-cap size. The effect of IPOs on the Fund's performance depends on a variety of factors, including the number of IPOs the Fund invests in relative to the size of the Fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value.

Warrants and Rights

The Fund may invest in warrants or rights (including those acquired in units or attached to other securities) that entitle (but do not obligate) the holder to buy equity securities at a specific price for a specific period of time but will do so only if such equity securities are deemed appropriate by the Advisor. Rights are similar to warrants but typically have a shorter duration and are issued by a company to existing stockholders to provide those holders the right to purchase additional shares of stock at a later date. Warrants and rights do not have voting rights, do not earn dividends, and do not entitle the holder to any rights with respect to the assets of the company that has issued them. They do not represent ownership of the underlying companies but only the right to purchase shares of those companies at a specified price on or before a specified exercise date. Warrants and rights tend to be more volatile than the underlying stock, and if at a warrant's expiration date the stock is trading at a price below the price set in the warrant, the warrant will expire worthless. Conversely, if at the expiration date the stock is trading at a price higher than the price set in the warrant or right, the Fund can acquire the stock at a price below its market value. The prices of warrants and rights do not necessarily parallel the prices of the underlying securities. An investment in warrants or rights may be considered speculative.

Convertible Securities

The Fund may invest in convertible securities. ~~Fund may conduct foreign currency exchange transactions either on a spot, i.e., cash, basis at the prevailing rate in the foreign exchange market or by entering into a forward foreign currency contract. A forward foreign currency contract ("forward contract") involves an obligation to purchase or sell a specific amount of a specific currency at a future date, which may be any fixed number of days (usually less than one year) from the date of the contract agreed upon by the parties, at a price set at the time of the contract. Forward contracts are considered to be derivatives. A Fund enters into forward contracts in order to "lock in" the exchange rate between the currency it will deliver and the currency it will receive for the duration of the contract. In addition, a Fund may enter into forward contracts to hedge against risks arising from securities a Fund owns or anticipates purchasing or the U.S. Dollar value of interest and dividends paid on those securities.~~

~~If a Fund delivers the foreign currency at or before the settlement of a forward contract, it may be required to obtain the currency by selling some of the Fund's assets that are denominated in that specific currency. A Fund may close out a forward contract obligating it to purchase a foreign currency by selling an offsetting contract, in which case it will realize a gain or a loss.~~

~~Foreign currency transactions involve certain costs and risks. A Fund incurs foreign exchange expenses in converting assets from one currency to another. Forward contracts involve a risk of loss if the Advisor is inaccurate in predicting currency movements. The projection of short-term currency market movements is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain. The precise matching of forward contract amounts and the value of the securities involved is generally not possible. Accordingly, it may be necessary for a Fund to purchase additional foreign currency if the market value of the security is less than the amount of the foreign currency the Fund is obligated to deliver under the forward contract and the decision is made to sell the security and deliver the foreign currency. The use of forward contracts as a hedging technique does not eliminate the fluctuation in the prices of the underlying securities the Fund owns or intends to acquire, but it fixes a rate of exchange in advance. Although forward contracts can reduce the risk of loss if the values of the hedged currencies decline, these instruments also limit the potential gain that might result from an increase in the value of the hedged currencies.~~

~~There is no systematic reporting of last sale information for foreign currencies, and there is no regulatory requirement that quotations available through dealers or other market sources be firm or revised on a timely basis. Quotation information available is generally representative of very large transactions in the interbank market. The interbank market in foreign currencies is a global around-the-clock market. Since foreign currency transactions occurring in the interbank market involve substantially larger amounts than those that may be involved in the use of foreign currency options, a Fund may be disadvantaged by having to deal in an odd lot market (generally consisting of transactions of less than $1 million) for the underlying foreign currencies at prices that are less favorable than for round lots. A Fund may take positions in options on foreign currencies in order to hedge against the risk of foreign exchange fluctuation on foreign securities the Fund holds in its portfolio or which it intends to purchase.~~

~~CLOSED-END FUNDS~~

~~Each Fund may invest in shares of closed-end funds. Investments in closed-end funds are subject to various risks, including reliance on management's ability to meet the closed-end fund's investment objective and to manage the closed-end fund portfolio; fluctuation in the net asset value of closed-end fund shares compared to the changes in the value of the underlying securities that the closed-end fund owns; and bearing a pro rata share of the management fees and expenses of each underlying closed-end fund resulting in a Fund's shareholders being subject to higher expenses than if he or she invested directly in the closed-end fund(s).~~

CONVERTIBLE SECURITIES

A convertible security is a preferred stock, warrant or other security that may be converted or exchanged for a prescribed amount of common stock or other security of the same or a different issuer or into cash within a particular period of time at a specified price or formula. A convertible security generally entitles the holder to receive the dividend or interest until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities generally have characteristics similar to both fixed income and equity securities. Although to a lesser extent than with fixed income securities generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stocks and, therefore, also will react to variations in the general market for equity securities. A significant feature of convertible securities is that as the market price of the underlying common stock declines, convertible securities tend to trade increasingly on a yield basis, and so they may not experience market value declines to the same extent as the underlying common stock. When the market price of the underlying common stock increases, the prices of the convertible securities tend to rise as a reflection of the value of the underlying common stock. While no securities investments are without risk, investments in convertible securities generally entail less risk than investments in common stock of the same issuer.

~~DEBT SECURITIES~~

DEBT SECURITIES

The Fund may invest in debt securities. Debt securities are used by issuers to borrow money. Generally, issuers pay investors periodic interest and repay the amount borrowed either periodically during the life of the security and/or at maturity. Some debt securities, such as zero coupon bonds, do not pay current interest, but are purchased at a discount from their face values and accrue interest at the applicable coupon rate over a specified time period. Some debt securities pay a periodic coupon that is not fixed,; instead payments "float" relative to a reference rate, such as LIBOR. This "floating rate" debt may pay interest at levels above or below the previous interest payment. The market prices of debt securities fluctuate depending on such factors as interest rates, credit quality and maturity. In general, market prices of debt securities decline when interest rates rise and increase when interest rates fall. ~~Certain additional risk factors related to debt securities are sensitivity to interest rate and economic changes, payment expectations, and liquidity and valuation.~~

Lower rated debt securities, those rated Ba or below by Moody's Investors Service, Inc. ("Moody's") and/or BB or below by Standard & Poor's Ratings Group ("S&P") or unrated but determined by the Advisor to be of comparable quality, are described by the rating agencies as speculative and involve greater risk of default or price changes than higher rated debt securities due to changes in the issuer's creditworthiness or the fact that the issuer may already be in default. The market prices of these securities may fluctuate more than higher quality securities and may decline significantly in periods of general economic difficulty. It may be more difficult to sell or to determine the value of lower rated debt securities.

Certain additional risk factors related to debt securities are discussed below:

Sensitivity to interest rate and economic changes. Debt securities may be sensitive to economic changes, political and corporate developments, and interest rate changes. In addition, during an economic downturn or periods of rising interest rates, issuers that are highly leveraged may experience increased financial stress that could adversely affect their ability to meet projected business goals, obtain additional financing, and service their principal and interest payment obligations. Furthermore, periods of economic change and uncertainty can be expected to result in increased volatility of market prices and yields of certain debt securities. For example, prices of these securities can be affected by financial contracts held by the issuer or third parties (such as derivatives) related to the security or other assets or indices.

Payment expectations. Debt securities may contain redemption or call provisions. If an issuer exercises these provisions in a lower interest rate environment, ~~a~~the Fund would have to replace the security with a lower yielding security, resulting in decreased income to investors. If the issuer of a debt security defaults on its obligations to pay interest or principal or is the subject of bankruptcy proceedings, ~~a~~the Fund may incur losses or expenses in seeking recovery of amounts owed to it.

Liquidity. Liquidity risk may result from the lack of an active market, or reduced number and capacity of traditional market participants to make a market in fixed income securities, and may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds may be higher than normal, causing increased supply in the market due to selling activity. In such cases, a Fund, due to limitations on investments in illiquid securities and the difficulty in purchasing and selling such securities or instruments, may be unable to achieve its desired level of exposure to a certain sector. To the extent that a Fund's principal investment strategies involve investments in securities of companies with smaller market capitalizations, foreign non-U.S. securities, Rule 144A securities, illiquid sectors of fixed income securities, derivatives or securities with substantial market and/or credit risk, the Fund will tend to have the greatest exposure

to liquidity risk. Further, fixed income securities with longer durations until maturity face heightened levels of liquidity risk as compared to fixed income securities with shorter durations until maturity. Finally, liquidity risk also refers to the risk of unusually high redemption requests or other unusual market conditions that may make it difficult for a Fund to fully honor redemption requests within the allowable time period. Meeting such redemption requests could require a Fund to sell securities at reduced prices or under unfavorable conditions, which would reduce the value of the Fund. It may also be the case that other market participants may be attempting to liquidate fixed income holdings at the same time as a Fund, causing increased supply in the market and contributing to liquidity risk and downward pricing pressure.

The Advisor attempts to reduce the risks described above through diversification of ~~each~~the Fund's portfolio, credit analysis of each issuer, and by monitoring broad economic trends as well as corporate and legislative developments, but there can be no assurance that it will be successful in doing so. Credit ratings of debt securities provided by rating agencies indicate a measure of the safety of principal and interest payments, not market value risk. The rating of an issuer is a rating agency's view of past and future potential developments related to the issuer and may not necessarily reflect actual outcomes. There can be a lag between corporate developments and the time a rating is assigned and updated.

Changing Fixed Income Market Conditions. Following the financial crisis that began in 2007, the Board of Governors of the Federal Reserve System (the "Federal Reserve") has attempted to stabilize the U.S. economy and support the U.S. economic recovery by keeping the federal funds rate at or near zero percent. In addition, the Federal Reserve has purchased large quantities of securities issued or guaranteed by the U.S. ~~Government~~government, its agencies or instrumentalities on the open market ("Quantitative Easing"). As the Federal Reserve "tapers" or reduces Quantitative Easing, and when the Federal Reserve raises the federal funds rate, there is a risk that interest rates across the U.S. financial system will rise. These policy changes may expose fixed-income and related markets to heightened volatility and may reduce liquidity for certain Fund investments, which could cause the value of ~~a~~the Fund's investments and share price to decline. Because the Fund invests in derivatives tied to fixed income markets it may be more substantially exposed to these risks than a fund that does not invest in derivatives. To the extent the Fund experiences high redemptions because of these policy changes, the Fund may experience increased portfolio turnover, which will increase the costs that the Fund incurs and may lower the Fund's performance. The liquidity levels of the Fund's portfolio may also be affected.

Bond markets have consistently grown over the past three decades while the capacity for traditional dealer counterparties to engage in fixed income trading has not kept pace and in some cases has decreased. As a result, dealer inventories of corporate bonds, which provide a core indication of the ability of financial intermediaries to "make markets," are at or near historic lows in relation to market size. Because market makers provide stability to a market through their intermediary services, the significant reduction in dealer inventories could potentially lead to decreased liquidity and increased volatility in the fixed income markets. Such issues may be exacerbated during periods of economic uncertainty.

Bond Ratings. Bond rating agencies may assign modifiers (such as +/-) to ratings categories to signify the relative position of a credit within the rating category. Investment policies that are based on ratings categories should be read to include any security within that category, without considering the modifier. Please refer to Appendix A for more information about credit ratings.

Lower-Rated Debt Securities

EachThe Fund may invest in lower-rated fixed-income securities (commonly known as "junk bonds"). The lower ratings reflect a greater possibility that adverse changes in the financial condition of the issuer or in general economic conditions, or both, or an unanticipated rise in interest rates, may impair the ability of the issuer to make payments of interest and principal. The inability (or perceived inability) of issuers to make timely payment of interest and principal would likely make the values of securities held by athe Fund more volatile and could limit athe Fund's ability to sell its securities at prices approximating the values suchthe Fund had placed on such securities. In the absence of a liquid trading market for securities held by it, athe Fund at times may be unable to establish the fair value of such securities. Securities ratings are based largely on the issuer's historical financial condition and the rating agencies' analysis at the time of rating. Consequently, the rating assigned to any particular security is not necessarily a reflection of the issuer's current financial condition, which may be better or worse than the rating would indicate. In addition, the rating assigned to a security by Moody's or S&P (or by any other nationally recognized securities rating agency) does not reflect an assessment of the volatility of the security's market value or the liquidity of an investment in the security.

Like those of other fixed-income securities, the values of lower-rated securities fluctuate in response to changes in interest rates. A decrease in interest rates will generally result in an increase in the value of athe Fund's fixed-income assets. Conversely, during periods of rising interest rates, the value of athe Fund's fixed-income assets will generally decline. The values of lower-rated securities may often be affected to a greater extent by changes in general economic conditions and business conditions affecting the issuers of such securities and their industries. Negative publicity or investor perceptions may also adversely affect the values of lower-rated securities. Changes by nationally recognized securities rating agencies in their ratings of any fixed-income security and changes in the ability of an issuer to make payments of interest and principal may also affect the value of these investments. Changes in the value of portfolio securities generally will not affect income derived from these securities, but will affect athe Fund's net asset value. A The Fund will not necessarily dispose of a security when its rating is reduced below its rating at the time of purchase. However, the Advisor will monitor the investment to determine whether its retention will assist in meeting athe Fund's investment objective. Issuers of lower-rated securities are often highly leveraged, so that their ability to service their debt obligations during an economic downturn or during sustained periods of rising interest rates may be impaired. Such issuers may not have more traditional methods of financing available to them and may be unable to repay outstanding obligations at maturity by refinancing.

The risk of loss due to default in payment of interest or repayment of principal by such issuers is significantly greater because such securities frequently are unsecured and subordinated to the prior payment of senior indebtedness. It is possible that, under adverse market or economic conditions or in the event of adverse changes in the financial condition of the issuer, athe Fund could find it more difficult to sell these securities when the Advisor believes it advisable to do so or may be able to sell the securities only at prices lower than if they were more widely held. Under these circumstances, it may also be more difficult to determine the fair value of such securities for purposes of computing athe Fund's net asset value. In order to enforce its rights in the event of a default, athe Fund may be required to participate in various legal proceedings or take possession of and manage assets securing the issuer's obligations on such securities. This could increase athe Fund's operating expenses and adversely affect athe Fund's net asset value. The ability of a holder of a tax-exempt security to enforce the terms of that security in a bankruptcy proceeding may be more limited than would be the case with respect to securities of private issuers. In addition, athe Fund's intention to qualify as a "regulated investment company" under the CodeInternal Revenue Code of 1986, as amended (the "Code") may limit the extent to which the Fundfund may exercise its rights by taking possession of such assets. To the extent athe Fund invests in securities in the lower rating categories, the achievement of suchthe Fund's investment objective is more dependent on the Advisor's investment analysis than would be the case if the Fund were investing in securities in the higher rating categories.

Sovereign Debt Obligations

Each Fund may invest in sovereign debt obligations, which are securities issued or guaranteed by foreign governments, governmental agencies or instrumentalities and political subdivisions, including debt of developing countries. Sovereign debt may be in the form of conventional securities or other types of debt instruments such as loans or loan participations. Sovereign debt of developing countries may involve a high degree of risk, and may be in default or present the risk of default. Governmental entities responsible for repayment of the debt may be unable or unwilling to repay principal and pay interest when due, and may require renegotiation or rescheduling of debt payments. In addition, prospects for repayment of principal and payment of interest may depend on political as well as economic factors. Although some sovereign debt, such as Brady Bonds, is collateralized by U.S. Government securities, repayment of principal and payment of interest is not guaranteed by the U.S. Government. There is no bankruptcy proceeding by which sovereign debt on which governmental entities have defaulted may be collected in whole or in part.

Over-the-Counter Transactions – Fixed Income Securities

Over-the-Countercounter ("OTC") transactions differ from exchange-traded transactions in several respects. OTC transactions are transacted directly with dealers and not with a clearing corporation. Without the availability of a clearing corporation, OTC transaction pricing is normally done by reference to information from market makers, which information is carefully monitored by the Advisor and verified in appropriate cases. As OTC transactions are transacted directly with dealers, there is a risk of nonperformance by the dealer as a result of the insolvency of such dealer or otherwise. EachThe Fund will seekintends to enter into OTC transactions only with dealers which agree to, and which are expected to be capable of, entering into closing transactions with the Fund. There is also no assurance that athe Fund will be able to liquidate an OTC transaction at any time prior to expiration.

MUNICIPAL BONDS

Municipal bonds are debt obligations issued by the states, possessions, or territories of the United States (including the District of Columbia) or a political subdivision, public instrumentality, agency, public authority or other governmental unit of such states, possessions, or territories (e.g., counties, cities, towns, villages, districts and authorities). For example, states, possessions, territories and municipalities may issue municipal bonds to raise funds for various public purposes such as airports, housing, hospitals, mass transportation, schools, water and sewer works, gas, and electric utilities. They may also issue municipal bonds to refund outstanding obligations and to meet general operating expenses. Municipal bonds may be general obligation bonds or revenue bonds. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from revenues derived from particular facilities, from the proceeds of a special excise tax or from other specific revenue sources. They are not usually payable from the general taxing power of a municipality. In addition, certain types of "private activity" bonds may be issued by public authorities to obtain funding for privately operated facilities, such as housing and pollution control facilities, for industrial facilities and for water supply, gas, electricity and waste disposal facilities. Other types of private activity bonds are used to finance the construction, repair or improvement of, or to obtain equipment for, privately operated industrial or commercial facilities. Current federal tax laws place substantial limitations on the size of certain of such issues. In certain cases, the interest on a private activity bond may not be exempt from federal income tax or the alternative minimum tax.

GOVERNMENT OBLIGATIONS

The Fund may invest in U.S. Government obligations. Such obligations include Treasury bills, certificates of indebtedness, notes and bonds. U.S. Government obligations include securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities. Treasury bills, the most frequently issued marketable government securities, have a maturity of up to one year and are issued on a discount basis. U.S. Government obligations include securities issued or guaranteed by government-sponsored enterprises.

Payment of principal and interest on U.S. Government obligations may be backed by the full faith and credit of the United States or may be backed solely by the issuing or guaranteeing agency or instrumentality itself. In the latter case, the investor must look principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment, which agency or instrumentality may be privately owned. There can be no assurance that the U.S. Government would provide financial support to its agencies or instrumentalities, including government-sponsored enterprises, where it is not obligated to do so. In addition, U.S. Government obligations are subject to fluctuations in market value due to fluctuations in market interest rates. As a general matter, the value of debt instruments, including U.S. Government obligations, declines when market interest rates increase and rises when market interest rates decrease. Certain types of U.S. Government obligations are subject to fluctuations in yield or value due to their structure or contract terms.

INFLATION-LINKED SECURITIES

The Fund may invest in inflation-linked securities. Inflation-linked securities are fixed income securities whose principal value is periodically adjusted according to the rate of inflation. Repayment of the original bond principal upon maturity (as adjusted for inflation) is guaranteed in the case of U.S. Treasury inflation-linked securities. However, the current market value of the bonds is not guaranteed, and will fluctuate with market conditions. Investments in other inflation-linked securities may not provide a similar guarantee and the principal amount repaid could be less than the original principal if inflation falls over the period.

The value of inflation-linked securities is expected to change in response to changes in real interest rates. Real interest rates in turn are tied to the relationship between nominal interest rates and the rate of inflation. Therefore, if the rise in inflation exceeds the rise in nominal rates, real rates are likely to decline, leading to an increase in the market value of the bonds. Conversely, if the rise in nominal interest rates outpaces the pickup in the rate of inflation, real interest might rise, generating a decline in the market value of the inflation-linked security.

The periodic adjustment of U.S. inflation-linked securities generally is tied to the Consumer Price Index ("CPI"), which is calculated monthly by the U.S. Bureau of Labor Statistics. The CPI is a measurement of changes in the cost of living, made up of components such as housing, food, transportation and energy. Inflation-linked securities issued by a foreign government are generally adjusted to reflect a comparable country or regional inflation measure calculated by that government. There can be no assurance that the CPI or any foreign inflation index will accurately measure the real rate of inflation in the prices of goods and services. Moreover, there can be no assurance that the rate of inflation in a foreign country will be correlated to the rate of inflation in the United States. Any increase in the principal amount of an inflation-linked security will be considered taxable ordinary income, even though investors do not receive their principal until maturity.

Inflation-linked securities held by the Fund may experience an increase in original issue value due to inflation-linked adjustments. The inflation-linked growth in the value of these bonds may be reflected in the Fund's gross income. While inflation-adjusted growth does not result in cash payments to the Fund, the Fund may be required to make distributions to shareholders for any increase in value in excess of the cash actually received by the Fund during the taxable year. The Fund may be required to sell portfolio securities to make these distribution payments. This may lead to higher transaction costs, losses from sale during unfavorable market conditions and higher capital gains taxes. If deflation-linked adjustments decrease the value of inflation-linked securities held by the Fund, income distributions previously made by the Fund during the taxable year may be deemed a return of capital.

SHORT-TERM INVESTMENTS

The Fund may invest in any of the following securities and instruments:

Bank Certificates of Deposit, Bankers' Acceptances and Time Deposits

The Fund may acquire certificates of deposit, bankers' acceptances and time deposits in U.S. Dollar or foreign currencies. Certificates of deposit are negotiable certificates issued against monies deposited in a commercial bank for a definite period of time and earning a specified return. Bankers' acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are "accepted" by a bank, meaning in effect that the bank unconditionally agrees to pay the face value of the instrument on maturity. The commercial banks issuing these short-term instruments which the Fund may acquire must, at the time of purchase, have capital, surplus and undivided profits in excess of $100 million (including assets of both domestic and foreign branches), based on latest published reports, or less than $100 million if the principal amount of such bank obligations are fully insured by the U.S. Government. If the Fund holds instruments of foreign banks or financial institutions, it may be subject to additional investment risks that are different in some respects from those incurred if the Fund invests only in debt obligations of U.S. domestic issuers. Such risks include future political and economic developments, the possible imposition of withholding taxes by the particular country in which the issuer is located, the possible confiscation or nationalization of foreign deposits, the possible establishment of exchange controls, or the adoption of other foreign governmental restrictions which may adversely affect the payment of principal and interest on these securities.

Domestic banks and foreign banks are subject to different governmental regulations with respect to the amount and types of loans that may be made and interest rates that may be charged. In addition, the profitability of the banking industry depends largely upon the availability and cost of funds and the interest income generated from lending operations. General economic conditions and the quality of loan portfolios affect the banking industry.

As a result of federal and state laws and regulations, domestic banks are required to maintain specified levels of reserves, limited in the amount that they can loan to a single borrower, and are subject to regulations designed to promote financial soundness. However, such laws and regulations may not necessarily apply to foreign banks, thereby affecting the risk involved in bank obligations that the Fund may acquire.

In addition to purchasing certificates of deposit and bankers' acceptances, to the extent permitted under its investment strategies and policies stated above and in the Prospectus, the Fund may invest in interest-bearing time deposits or other interest-bearing deposits in commercial or savings banks. Time deposits are non-negotiable deposits maintained at a banking institution for a specified period of time at a specified interest rate.

Savings Association Obligations

The Fund may invest in certificates of deposit (interest-bearing time deposits) issued by savings banks or savings and loan associations that have capital, surplus and undivided profits in excess of $100 million, based on latest published reports, or less than $100 million if the principal amount of such obligations is fully insured by the U.S. Government.

Commercial Paper, Short-Term Notes and Other Corporate Obligations

The Fund may invest a portion of its assets in commercial paper and short-term notes. Commercial paper consists of unsecured promissory notes issued by corporations. Issues of commercial paper and short-term notes will normally have maturities of less than nine months and fixed rates of return, although such instruments may have maturities of up to one year.

The Fund's investment in commercial paper and short-term notes will consist of issues rated at the time of purchase "A-2" or higher by S&P, "Prime-1" or "Prime-2" by Moody's, or similarly rated by another nationally recognized statistical rating organization or, if unrated, will be determined by the Advisor to be of comparable quality. These rating symbols are described in Appendix A.

Corporate debt obligations are subject to the risk of an issuer's inability to meet principal and interest payments on the obligations, i.e., credit risk. The Advisor may actively expose the Fund to credit risk. However, there can be no guarantee that the Advisor will be successful in making the right selections and thus fully mitigate the impact of credit risk changes on the Fund.

FOREIGN INVESTMENTS

Investments in the securities of foreign issuers and other non-U.S. investments may involve risks in addition to those normally associated with investments in the securities of U.S. issuers or other U.S. investments. All foreign investments are subject to risks of foreign political and economic instability, adverse movements in foreign exchange rates, and the imposition or tightening of exchange controls and limitations on the repatriation of foreign capital. Other risks stem from potential changes in governmental attitude or policy toward private investment, which in turn raises the risk of nationalization, increased taxation or confiscation of foreign investors' assets.

The financial problems in global economies over the past several years, including the European sovereign debt crisis, may continue to cause high volatility in global financial markets. In addition, global economies are increasingly interconnected, which increases the possibilities that conditions in one country or region might adversely impact a different country or region. The severity or duration of these conditions may also be affected if one or more countries leave the Euro currency or by other policy changes made by governments or quasi-governmental organizations.

Additional non-U.S. taxes and expenses may also adversely affect the Fund's performance, including foreign withholding taxes on foreign securities' dividends. Brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States. Foreign companies may be subject to different accounting, auditing and financial reporting standards. To the extent foreign securities held by the Fund are not registered with the SEC or with any other U.S. regulator, the issuers thereof will not be subject to the reporting requirements of the SEC or any other U.S. regulator. Accordingly, less information may be available about foreign companies and other investments than is generally available on issuers of comparable securities and other investments in the United States. Foreign securities and other investments may also trade less frequently and with lower volume and may exhibit greater price volatility than U.S. securities and other investments.

Changes in foreign exchange rates will affect the value in U.S. Dollars of any foreign currency-denominated securities and other investments held by the Fund. Exchange rates are influenced generally by the forces of supply and demand in the foreign currency markets and by numerous other political and economic events occurring outside the United States, many of which may be difficult, if not impossible, to predict.

Income from any foreign securities and other investments will be received and realized in foreign currencies, and the Fund is required to compute and distribute income in U.S. Dollars. Accordingly, a decline in the value of a particular foreign currency against the U.S. Dollar occurring after the Fund's income has been earned and computed in U.S. Dollars may require the Fund to liquidate portfolio securities or other investments to acquire sufficient U.S. Dollars to make a distribution. Similarly, if the exchange rate declines between the time the Fund incurs expenses in U.S. Dollars and the time such expenses are paid, the Fund may be required to liquidate additional portfolio securities or other investments to purchase the U.S. Dollars required to meet such expenses.

The Fund may purchase foreign bank obligations. In addition to the risks described above that are generally applicable to foreign investments, the investments that the Fund makes in obligations of foreign banks, branches or subsidiaries may involve further risks, including differences between foreign banks and U.S. banks in applicable accounting, auditing and financial reporting standards, and the possible establishment of exchange controls or other foreign government laws or restrictions applicable to the payment of certificates of deposit or time deposits that may affect adversely the payment of principal and interest on the securities and other investments held by the Fund.

Foreign Currency Transactions

The Fund may conduct foreign currency exchange transactions either on a spot, i.e., cash, basis at the prevailing rate in the foreign exchange market or by entering into a forward foreign currency contract. A forward foreign currency contract ("forward contract") involves an obligation to purchase or sell a specific amount of a specific currency at a future date, which may be any fixed number of days (usually less than one year) from the date of the contract agreed upon by the parties, at a price set at the time of the contract. Forward contracts are considered to be derivatives. The Fund enters into forward contracts in order to "lock in" the exchange rate between the currency it will deliver and the currency it will receive for the duration of the contract. In addition, the Fund may enter into forward contracts to hedge against risks arising from securities the Fund owns or anticipates purchasing or the U.S. Dollar value of interest and dividends paid on those securities.

If the Fund delivers the foreign currency at or before the settlement of a forward contract, it may be required to obtain the currency by selling some of the Fund's assets that are denominated in that specific currency. The Fund may close out a forward contract obligating it to purchase a foreign currency by selling an offsetting contract, in which case it will realize a gain or a loss.

Foreign currency transactions involve certain costs and risks. The Fund incurs foreign exchange expenses in converting assets from one currency to another. Forward contracts involve a risk of loss if the Advisor is inaccurate in predicting currency movements. The projection of short-term currency market movements is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain. The precise matching of forward contract amounts and the value of the securities involved is generally not possible. Accordingly, it may be necessary for the Fund to purchase additional foreign currency if the market value of the security is less than the amount of the foreign currency the Fund is obligated to deliver under the forward contract and the decision is made to sell the security and deliver the foreign currency. The use of forward contracts as a hedging technique does not eliminate the fluctuation in the prices of the underlying securities the Fund owns or intends to acquire, but it fixes a rate of exchange in advance. Although forward contracts can reduce the risk of loss if the values of the hedged currencies decline, these instruments also limit the potential gain that might result from an increase in the value of the hedged currencies.

There is no systematic reporting of last sale information for foreign currencies, and there is no regulatory requirement that quotations available through dealers or other market sources be firm or revised on a timely basis. Quotation information available is generally representative of very large transactions in the interbank market. The interbank market in foreign currencies is a global around-the-clock market. Since foreign currency transactions occurring in the interbank market involve substantially larger amounts than those that may be involved in the use of foreign currency options, the Fund may be disadvantaged by having to deal in an odd lot market (generally consisting of transactions of less than $1 million) for the underlying foreign currencies at prices that are less favorable than for round lots. The Fund may take positions in options on foreign currencies in order to hedge against the risk of foreign exchange fluctuation on foreign securities the Fund holds in its portfolio or which it intends to purchase.

Depository Receipts

American Depository Receipts ("ADRs") are negotiable receipts issued by a U.S. bank or trust company that evidence ownership of securities in a foreign company which have been deposited with such bank or trust company's office or agent in a foreign country. European Depository Receipts ("EDRs") are negotiable certificates held in the bank of one country representing a specific number of shares of a stock traded on an exchange of another country. Global Depository Receipts ("GDRs") are negotiable certificates held in the bank of one country representing a specific number of shares of a stock traded on an exchange of another country. Canadian Depository Receipts ("CDRs") are negotiable receipts issued by a Canadian bank or trust company that evidence ownership of securities in a foreign company which have been deposited with such bank or trust company's office or agent in a foreign country.

Investing in ADRs, EDRs, GDRs, and CDRs presents risks that may not be equal to the risk inherent in holding the equivalent shares of the same companies that are traded in the local markets even though the Fund will purchase, sell and be paid dividends on ADRs in U.S. Dollars. These risks include fluctuations in currency exchange rates, which are affected by international balances of payments and other economic and financial conditions; government intervention; speculation; and other factors. With respect to certain foreign countries, there is the possibility of expropriation or nationalization of assets, confiscatory taxation, political and social upheaval, and economic instability. The Fund may be required to pay foreign withholding or other taxes on certain ADRs, EDRs, GDRs, or CDRs that it owns, but investors may or may not be able to deduct their pro-rata share of such taxes in computing their taxable income, or take such shares as a credit against their U.S. federal income tax. See "Federal Income Tax Matters." ADRs, EDRs, GDRs, and CDRs may be sponsored by the foreign issuer or may be unsponsored. Unsponsored ADRs, EDRs, GDRs, and CDRs are organized independently and without the cooperation of the foreign issuer of the underlying securities. Unsponsored ADRs, EDRs, GDRs, and CDRs are offered by companies which are not prepared to meet either the reporting or accounting standards of the United States. While readily exchangeable with stock in local markets, unsponsored ADRs, EDRs, GDRs, and CDRs may be less liquid than sponsored ADRs, EDRs, GDRs, and CDRs. Additionally, there generally is less publicly available information with respect to unsponsored ADRs, EDRs, GDRs, and CDRs.

MORTGAGE –BACKED SECURITIES

The Fund may invest in mortgage-backed securities and derivative mortgage-backed securities, and may also invest in "principal only" and "interest only" components. Mortgage-backed securities are securities that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property. As with other debt securities, mortgage-backed securities are subject to credit risk and interest rate risk. However, the yield and maturity characteristics of mortgage-backed securities differ from traditional debt securities. A major difference is that the principal amount of the obligations may normally be prepaid at any time because the underlying assets (i.e., loans) generally may be prepaid at any time. The relationship between prepayments and interest rates may give some mortgage-backed securities less potential for growth in value than conventional fixed-income securities with comparable maturities. In addition, in periods of falling interest rates, the rate of prepayments tends to increase. During such periods, the reinvestment of prepayment proceeds by the Fund will generally be at lower rates than the rates that were carried by the obligations that have been prepaid. If interest rates rise, borrowers may prepay mortgages more slowly than originally expected. This may further reduce the market value of mortgage-backed securities and lengthen their durations. Because of these and other reasons, a mortgage-backed security's total return, maturity and duration may be difficult to predict precisely.

Mortgage-backed securities come in different classes that have different risks. Junior classes of mortgage-backed securities are designed to protect the senior class investors against losses on the underlying mortgage loans by taking the first loss if there are liquidations among the underlying loans. Junior classes generally receive principal and interest payments only after all required payments have been made to more senior classes. If the Fund invests in junior classes of mortgage-related securities, it may not be able to recover all of its investment in the securities it purchases. In addition, if the underlying mortgage portfolio has been overvalued, or if mortgage values subsequently decline, the Fund may suffer significant losses. Investments in mortgage-backed securities involve the risks of interruptions in the payment of interest and principal (delinquency) and the potential for loss of principal if the property underlying the security is sold as a result of foreclosure on the mortgage (default). These risks include the risks associated with direct ownership of real estate, such as the effects of general and local economic conditions on real estate values, the conditions of specific industry segments, the ability of tenants to make lease payments and the ability of a property to attract and retain tenants, which in turn may be affected by local market conditions such as oversupply of space or a reduction of available space, the ability of the owner to provide adequate maintenance and insurance, energy costs, government regulations with respect to environmental, zoning, rent control and other matters, and real estate and other taxes. If the underlying borrowers cannot pay their mortgage loans, they may default and the lenders may foreclose on the property.

The ability of borrowers to repay mortgage loans underlying mortgage-backed securities will typically depend upon the future availability of financing and the stability of real estate values. For mortgage loans not guaranteed by a government agency or other party, the only remedy of the lender in the event of a default is to foreclose upon the property. If borrowers are not able or willing to pay the principal balance on the loans, there is a good chance that payments on the related mortgage-related securities will not be made. Certain borrowers on underlying mortgages may become subject to bankruptcy proceedings, in which case the value of the mortgage-backed securities may decline.

The residential real estate market in the United States continues to experience unprecedented upheaval. Among other things, the value of residential real estate has decreased significantly. This decrease in value has been more pronounced in some regions of the country but, overall, prices have dropped substantially. These significant decreases have affected the value of both prime and subprime mortgage-backed securities, as payments of principal and interest on residential mortgages have varied due to foreclosures, job losses, and other factors. As a result of these conditions, mortgage-backed securities have lost value, including the "senior" classes of those securities. There can be no assurance of when, or if, the residential real estate market will stabilize or home prices will recover. Accordingly, there can be no assurance that mortgage-backed securities will make payments of principal and interest at the times or in the amounts scheduled.

ASSET-BACKED SECURITIES

The Fund may invest in asset-backed securities that, through the use of trusts and special purpose vehicles, are securitized with various types of assets, such as automobile receivables, credit card receivables and home-equity loans in pass- through structures similar to the mortgage-related securities described above. In general, the collateral supporting asset-backed securities is of shorter maturity than the collateral supporting mortgage loans and is less likely to experience substantial prepayments. However, asset-backed securities are not backed by any governmental agency. Credit card receivables are generally unsecured, and the debtors are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. In addition, some issuers of automobile receivables permit the servicers to retain possession of the underlying obligations. If the servicers were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related automobile receivables. The impairment of value of collateral or other assets underlying an asset-based security, such as a result of non-payment of loans or non-performance of other collateral or underlying assets, may reduce the value of such asset-based security and result in losses to the Fund.

BANK LOANS AND LOAN PARTICIPATIONS

Commercial banks and other financial institutions or institutional investors make corporate loans to companies that need capital to grow or restructure. Borrowers generally pay interest on corporate loans at rates that change in response to changes in market interest rates such as the London Interbank Offered Rate ("LIBOR") or the prime rates of U.S. banks. As a result, the value of corporate loan investments is generally less exposed to the adverse effects of shifts in market interest rates than investments that pay a fixed rate of interest. However, because the trading market for certain corporate loans may be less developed than the secondary market for bonds and notes, the Fund may experience difficulties in selling its corporate loans. The Fund may make certain corporate loan investments as part of a broader group of lenders (together often referred to as a "syndicate") that is represented by a leading financial institution (or agent bank). The syndicate's agent arranges the corporate loans, holds collateral and accepts payments of principal and interest. If the agent develops financial problems or is terminated, the Fund may not recover its investment or recovery may be delayed. Corporate loans may be denominated in currencies other than U.S. Dollars and are subject to the credit risk of nonpayment of principal or interest. Further, substantial increases in interest rates may cause an increase in loan defaults. Although the loans will generally be fully collateralized at the time of acquisition, the collateral may decline in value, be relatively illiquid or lose all or substantially all of its value subsequent to investment. If a borrower files for protection from its creditors under the U.S. bankruptcy laws, these laws may limit the Fund's rights to the collateral. In addition, the value of collateral may erode during a bankruptcy case. In the event of a bankruptcy, the holder of a corporate loan may not recover its principal, may experience a long delay in recovering its investment and may not receive interest during the delay.

The Fund may also invest in second lien loans (secured loans with a claim on collateral subordinate to a senior lender's claim on such collateral) and unsecured loans. Holders' claims under unsecured loans are subordinated to claims of creditors holding secured indebtedness and possibly other classes of creditors holding unsecured debt. Unsecured loans have a greater risk of default than secured loans, particularly during periods of deteriorating economic conditions. Also, since they do not afford the lender recourse to collateral, unsecured loans are subject to greater risk of nonpayment in the event of default than secured loans. Many such loans are relatively illiquid and may be difficult to value.

Some bank loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the bank loans to presently existing or future indebtedness of the borrower or take other action detrimental to the holders of the bank loans, including, in certain circumstances, invalidating such bank loans or causing interest previously paid to be refunded to the borrower. If interest were required to be refunded, it could negatively affect Fund performance.

Indebtedness of companies whose creditworthiness is poor involves substantially greater risks and may be highly speculative. Some companies may never pay off their indebtedness or pay only a small fraction of the amount owed. Consequently, when investing in indebtedness of companies with poor credit, the Fund bears a substantial risk of losing the entire amount invested.

Investments in bank loans through a direct assignment of the financial institution's interest with respect to the bank loan may involve additional risks. For example, if a secured bank loan is foreclosed, the Fund could become part owner of any collateral, and would bear the costs and liabilities associated with owning and disposing of the collateral. In addition, it is conceivable that under emerging legal theories of lender liability, the Fund could be held liable as a co-lender. The Fund generally will treat the corporate borrower as the "issuer" of indebtedness held by the Fund. In the case of loan participations where a bank or other lending institution serves as a financial intermediary between the Fund and the corporate borrower, if the participation does not shift to the Fund the direct debtor-creditor relationship with the corporate borrower,

SEC interpretations require the Fund to treat both the lending bank or other lending institution and the corporate borrower as "issuers".

Bank loans may be structured to include both term loans, which are generally fully funded at the time of investment, and revolving credit facilities, which would require the Fund to make additional investments in the bank loans as required under the terms of the credit facility at the borrower's demand.

A financial institution's employment as agent bank may be terminated in the event that it fails to observe a requisite standard of care or becomes insolvent. A successor agent bank would generally be appointed to replace the terminated agent bank, and assets held by the agent bank under the loan agreement would remain available to the holders of such indebtedness. However, if assets held by the agent bank for the benefit of the Fund were determined to be subject to the claims of the agent bank's general creditors, the Fund may incur certain costs and delays in realizing payments on a bank loan or loan participation and could suffer a loss of principal and/or interest.

OTHER INVESTMENT STRATEGIES, POLICIES AND RISKS

DEBT SECURITIES

Sovereign Debt Obligations

The Fund may invest in sovereign debt obligations, which are securities issued or guaranteed by foreign governments, governmental agencies or instrumentalities and political subdivisions, including debt of developing countries. Sovereign debt may be in the form of conventional securities or other types of debt instruments such as loans or loan participations. Sovereign debt of developing countries may involve a high degree of risk, and may be in default or present the risk of default. Governmental entities responsible for repayment of the debt may be unable or unwilling to repay principal and pay interest when due, and may require renegotiation or rescheduling of debt payments. In addition, prospects for repayment of principal and payment of interest may depend on political as well as economic factors. Although some sovereign debt, such as Brady Bonds, is collateralized by U.S. Government securities, repayment of principal and payment of interest is not guaranteed by the U.S. Government. There is no bankruptcy proceeding by which sovereign debt on which governmental entities have defaulted may be collected in whole or in part.

Floating Rate, Inverse Floating Rate and Index Obligations

The Fund may invest in debt securities with interest payments or maturity values that are not fixed, but float in conjunction with (or inversely to) an underlying index or price. These securities may be backed by sovereign or corporate issuers, or by collateral such as mortgages. The indices and prices upon which such securities can be based include interest rates, currency rates and commodities prices. Floating rate securities pay interest according to a coupon which is reset periodically. The reset mechanism may be formula based, or reflect the passing through of floating interest payments on an underlying collateral pool. Inverse floating rate securities are similar to floating rate securities except that their coupon payments vary inversely with an underlying index by use of a formula. Inverse floating rate securities tend to exhibit greater price volatility than other floating rate securities. Interest rate risk and price volatility on inverse floating rate obligations can be high, especially if leverage is used in the formula. Index securities pay a fixed rate of interest, but have a maturity value that varies by formula, so that when the obligation matures a gain or loss may be realized. The risk of index obligations depends on the volatility of the underlying index, the coupon payment and the maturity of the obligation.

FOREIGN SECURITIES

Emerging Markets

The Fund may invest in companies organized or doing substantial business in emerging market countries or developing countries as defined by the World Bank, International Financial Corporation or the MSCI, Inc. emerging market indices or other comparable indices. Developing countries may impose restrictions on the Fund's ability to repatriate investment income or capital. Even where there is no outright restriction on repatriation of investment income or capital, the mechanics of repatriation may affect certain aspects of the operations of the Fund.

Some of the currencies in emerging markets have experienced devaluations relative to the U.S. Dollar, and major adjustments have been made periodically in certain of such currencies. Certain developing countries face serious exchange constraints.

Governments of some developing countries exercise substantial influence over many aspects of the private sector. In some countries, the government owns or controls many companies. Therefore, government actions in the future could have a significant effect on economic conditions in developing countries, which could affect the private sector companies in which

~~SHORT SALES~~

~~A short sale is a transaction in which a Fund sells a security it does not own in anticipation that the market price of that security will decline. If the price of the security sold short increases between the time of the short sale and the time a Fund replaces the borrowed security, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a capital gain. Any gain will be decreased, and any loss will be increased, by the transaction costs incurred by a Fund, including the costs associated with providing collateral to the broker-dealer (usually cash and liquid securities) and the maintenance of collateral with its custodian. A Fund also may be required to pay a premium to borrow a security, which would increase the cost of the security sold short. Although a Fund's gain is limited to the price at which it sold the security short, its potential loss is theoretically unlimited.~~

~~The broker-dealer will retain the net proceeds of the short sale to the extent necessary to meet margin requirements until the short position is closed out.~~

~~When the Advisor believes that the price of a particular security held by a Fund may decline, it may make "short sales against the box" to hedge the unrealized gain on such security. Selling short against the box involves selling a security which a Fund owns for delivery at a specified date in the future. A Fund will incur transaction costs to open, maintain and close short sales against the box.~~

~~To the extent a Fund sells securities short (except in the case of short sales "against the box"), it is required to segregate an amount of cash or liquid securities on its records equal to the market price of the securities sold short. The segregated assets are marked to market daily in an attempt to ensure that the amount deposited in the segregated account is at least equal to the market value of the securities sold short.~~ the Fund invests.

DERIVATIVES

The~~Segregated securities cannot be sold while the position they are covering is outstanding, unless they are replaced with similar securities. As a result, there is the possibility that segregation of a large percentage of a Fund's assets could affect its portfolio management.~~

~~DERIVATIVES~~

~~Each~~ Fund may utilize a variety of derivatives contracts, such as futures, options, swaps and forward contracts, both for investment purposes and for hedging purposes. Hedging involves special risks including the possible default by the other party to the transaction, illiquidity and, to the extent the ~~Sub-~~Advisor's assessment of certain market movements is incorrect, the risk that the use of hedging could result in losses greater than if hedging had not been used. Nonetheless, with respect to certain investment positions, ~~a~~the Fund may not be sufficiently hedged against market fluctuations, in which case an investment position could result in a loss greater than if the ~~Sub-~~Advisor had been sufficiently hedged with respect to such position.

The Advisor ~~or Sub-Advisor~~ will not, in general, attempt to hedge all market or other risks inherent in ~~a~~the Fund's positions, and may hedge certain risks, if at all, only partially. Specifically, the ~~Sub-~~Advisor may choose not, or may determine that it is economically unattractive, to hedge certain risks, either in respect of particular positions or in respect of ~~a~~the Fund's overall portfolio. Moreover, it should be noted that ~~a~~the Fund's portfolio always will be exposed to unidentified systematic risk factors and to certain risks that cannot be completely hedged, such as credit risk (relating both to particular securities and to counterparties). ~~A~~ The Fund's portfolio composition may result in various directional market risks remaining unhedged, although the ~~Sub-~~Advisor may rely on diversification to control such risks to the extent that the ~~Sub-~~Advisor believes it is desirable to do so.

Recent legislation calls for new regulation of the derivatives markets. The extent and impact of the regulation is not yet fully known and may not be for some time. New regulations could adversely affect the value, availability and performance of certain derivative instruments, may make them more costly, and may limit or restrict their use by the Funds.

Certain additional risk factors related to derivatives are discussed below:

Derivatives Risk. Under recently adopted rules by the CFTC, transactions in some types of interest rate swaps and index credit default swaps on North American and European indices will be required to be cleared. ~~Recent legislation calls for new regulation of the derivatives markets. The extent and impact of the regulation is not yet fully known and may not be for some time. New regulations could adversely affect the value, availability and performance of certain derivative instruments, may make them more costly, and may limit or restrict their use by the Funds.~~

~~Certain additional risk factors related to derivatives are discussed below:~~

~~Derivatives Risk. Under recently adopted rules by the CFTC, transactions in some types of interest rate swaps and index credit default swaps on North American and European indices will be required to be cleared.~~ In a cleared derivatives transaction, ~~a~~the Fund's counterparty is a clearing house (such as CME Clearing, ICE Clearing or LCH.Clearnet), rather than a bank or broker. Since ~~each~~the Fund is not a member of clearing houses and only members of a clearing house can participate directly in the clearing house, the ~~Funds~~Fund will hold cleared derivatives through accounts at clearing members, who are futures commission merchants that are members of the clearing houses and who have the appropriate regulatory approvals to engage in swap transactions. The ~~Funds~~Fund will make and receive payments owed under cleared derivatives transactions (including margin payments) through ~~their~~its accounts at clearing members. Clearing members guarantee performance of their clients' obligations to the clearing house. ~~Clearing members guarantee performance of their clients' obligations to the clearing house.~~ In contrast to bilateral derivatives transactions, following a period of advance notice to the Fund, clearing members generally can require termination of existing cleared derivatives transactions at any time and increases in margin above the margin that it required at the beginning of a transaction. Clearing houses also have broad rights to increase margin requirements for existing transactions and to terminate transactions. Any such increase or termination could interfere with the ability of ~~Funds, clearing members generally can require termination of existing cleared derivatives transactions at any time and increases in margin above the margin that it required at the beginning of a transaction. Clearing houses also have broad rights to increase margin requirements for existing transactions and to terminate~~

~~transactions. Any such increase or termination could interfere with the ability of a~~the Fund to pursue its investment strategy. Also, ~~each~~the Fund is subject to execution risk if it enters into a derivatives transaction that is required to be cleared (or that the ~~Sub-~~Advisor expects to be cleared), and no clearing member is willing or able to clear the transaction on the Fund's behalf. While the documentation in place between the ~~Funds~~Fund and ~~their~~its clearing members generally provides that the clearing members will accept for clearing all transactions submitted for clearing that are within credit limits specified by the clearing members in advance, ~~a~~the Fund could be subject to this execution risk if the Fund submits for clearing transactions that exceed such credit limits, if the clearing house does not accept the transactions for clearing, or if the clearing members do not comply with their agreement to clear such transactions. ~~In that case,~~ In that case, the transaction might have to be terminated, and the Fund could lose some or all of the benefit of any increase in the value of the transaction ~~might have to be terminated, and a Fund could lose some or all of the benefit of any increase in the value~~after the time of the transaction.~~after the time of the transaction..~~ In addition, new regulations could, among other things, restrict ~~a~~the Fund's ability to engage in, or increase the cost to the Fund of, derivatives transactions, for example, by making some types of derivatives no longer available to the Fund or increasing margin or capital requirements. If ~~a~~the Fund is not able to enter into a particular derivatives transaction, the Fund's investment performance and risk profile could be adversely affected as a result.

Counterparty Risk. Counterparty risk with respect to OTC derivatives may be affected by new regulations promulgated by the CFTC and SEC affecting the derivatives market. As described under "Derivatives Risk" above, some derivatives transactions will be required to be cleared, and a party to a cleared derivatives transaction is subject to the credit risk of the clearing house and the clearing member through which it holds its cleared position, rather than the credit risk of its original counterparty to the derivative transaction. Clearing members are required to segregate all funds received from customers with respect to cleared derivatives transactions from the clearing member's proprietary assets. However, all funds and other property received by a clearing broker from its customers are generally held by the clearing broker on a commingled basis in an omnibus account, which may also invest those funds in certain instruments permitted under the applicable regulations. ~~Counterparty risk with respect to OTC derivatives may be affected by new regulations promulgated by the CFTC and SEC affecting the derivatives market. As described under "Derivatives Risk" above, some derivatives transactions will be required to be cleared, and a party to a cleared derivatives transaction is subject to the credit risk of the clearing house and the clearing member through which it holds its cleared position, rather than the credit risk of its original counterparty to the derivative transaction. Clearing members are required to segregate all funds received from customers with respect to cleared derivatives transactions from the clearing member's proprietary assets. However, all funds and other property received by a clearing broker from its customers are generally held by the clearing broker on a commingled basis in an omnibus account, which may also invest those funds in certain instruments permitted under the applicable regulations.~~ The assets of ~~a~~the Fund might not be fully protected in the event of the bankruptcy of the Fund's clearing member because the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing broker's customers for a relevant account class. Also, the clearing member transfers to the clearing house the amount of margin required by the clearing house for cleared derivatives transactions, which amounts are generally held in an omnibus account at the clearing house for all customers of the clearing member. For commodities futures positions, the clearing house may use all of the collateral held in the clearing member's omnibus account to meet a loss in that account, without regard to which customer in fact supplied that collateral. Accordingly, in addition to bearing the credit risk of its clearing member, each customer to a futures transaction also bears "fellow customer" risk from other customers of the clearing member. However, with respect to cleared swaps positions, recent regulations promulgated by the CFTC require that the clearing member notify the clearing house of the amount of initial margin provided by the clearing member to the clearing house that is attributable to each customer. Because margin in respect of cleared swaps must be earmarked for specific clearing member customers, the clearing house may not use the collateral of one customer to cover the obligations of another customer. ~~Also, the clearing member transfers to the clearing house the amount of margin required by the clearing house for cleared derivatives transactions, which amounts are generally held in an omnibus account at the clearing~~

house for all customers of the clearing member. For commodities futures positions, the clearing house may use all of the collateral held in the clearing member's omnibus account to meet a loss in that account, without regard to which customer in fact supplied that collateral. Accordingly, in addition to bearing the credit risk of its clearing member, each customer to a futures transaction also bears "fellow customer" risk from other customers of the clearing member. However, with respect to cleared swaps positions, recent regulations promulgated by the CFTC require that the clearing member notify the clearing house of the amount of initial margin provided by the clearing member to the clearing house that is attributable to each customer. Because margin in respect of cleared swaps must be earmarked for specific clearing member customers, the clearing house may not use the collateral of one customer to cover the obligations of another customer. However, if the clearing member does not provide accurate reporting, athe Fund is subject to the risk that a clearing house will use the Fund's assets held in an omnibus account at the clearing house to satisfy payment obligations of a defaulting customer of the clearing member to the clearing house. In addition, a clearing member may generally choose to provide to the clearing house the net amount of variation margin required for cleared swaps for all of the clearing member's customers in the aggregate, rather than the gross amount of each customer. In addition, a clearing member may generally choose to provide to the clearing house the net amount of variation margin required for cleared swaps for all of the clearing member's customers in the aggregate, rather than the gross amount of each customer. Each The Fund is therefore subject to the risk that a clearing house will not make variation margin payments owed to the Fund if another customer of the clearing member has suffered a loss and is in default.

Options on Securities and Securities IndicesOptions on Securities and Securities Indices

A call option would entitle athe Fund, in return for the premium paid, to purchase specified securities at a specified price during the option period. A put option would entitle athe Fund, in return for the premium paid, to sell specified securities during the option period. Each The Fund may invest in both European-style or American-style options. A European-style option is only exercisable immediately prior to its expiration. American-style options are exercisable at any time prior to the expiration date of the option.

Writing Call Options. A European-style option is only exercisable immediately prior to its expiration. American-style options are exercisable at any time prior to the expiration date of the option.

Writing Call Options. Each The Fund may write covered call options. A call option is "covered" if athe Fund owns the security underlying the call or has an absolute right to acquire the security without additional cash consideration (or, if additional cash consideration is required, cash or cash equivalents in such amounts as held in a segregated account by the Fund's custodian. The writer of a call option receives a premium and gives the purchaser the right to buy the security underlying the option at the exercise price. The writer has the obligation upon exercise of the option to deliver the underlying security against payment of the exercise price during the option period. If the writer of an exchange-traded option wishes to terminate his obligation, he may effect a "closing purchase transaction." a Fund's custodian). The writer of a call option receives a premium and gives the purchaser the right to buy the security underlying the option at the exercise price. The writer has the obligation upon exercise of the option to deliver the underlying security against payment of the exercise price during the option period. If the writer of an exchange-traded option wishes to terminate his obligation, he may effect a "closing purchase transaction." This is accomplished by buying an option of the same series as the option previously written. A writer may not effect a closing purchase transaction after it has been notified of the exercise of an option.
A writer may not effect a closing purchase transaction after it has been notified of the exercise of an option.

Effecting a closing transaction in a written call option will permit athe Fund to write another call option on the underlying security with either a different exercise price, expiration date or both. Also, effecting a closing transaction will permit the cash or proceeds from the concurrent sale of any securities subject to the option to be used for other investments of ~~a~~the Fund. If ~~a~~the Fund desires to sell a particular security from its portfolio on which it has written a call option, it will effect a closing transaction prior to or concurrent with the sale of the security.

~~A~~The Fund will realize a gain from a closing transaction if the cost of the closing transaction is less than the premium received from writing the option or if the proceeds from the closing transaction are more than the premium paid to purchase the option. ~~A~~ The Fund will realize a loss from a closing transaction if the cost of the closing transaction is more than the premium received from writing the option or if the proceeds from the closing transaction are less than the premium paid to purchase the option. However, because increases in the market price of a call option will generally reflect increases in the market price of the underlying security, any loss to ~~a~~the Fund resulting from the repurchase of a call option is likely to be offset in whole or in part by appreciation of the underlying security owned by ~~a~~the Fund.

If the Fund were assigned an exercise notice on a call it has written, it would be required to liquidate portfolio securities in order to satisfy the exercise, unless it has other liquid assets that are sufficient to satisfy the exercise of the call. If the Fund has written a call, there is also a risk that the market may decline between the time the Fund has a call exercised against it, at a price which is fixed as of the closing level of the index on the date of exercise, and the time it is able to sell securities in its portfolio.

~~If a Fund were assigned an exercise notice on a call it has written, it would be required to liquidate portfolio securities in order to satisfy the exercise, unless it has other liquid assets that are sufficient to satisfy the exercise of the call. If the Fund has written a call, there is also a risk that the market may decline between the time the Fund has a call exercised against it, at a price which is fixed as of the closing level of the index on the date of exercise, and the time it is able to sell securities in its portfolio.~~

In addition to covered call options, ~~each~~the Fund may write uncovered (or "naked") call options on securities, including ETFs, and indices; however, SEC rules require that ~~a~~the Fund segregates assets on its books and records with a value equal to the value of the securities or the index that the holder of the option is entitled to call. Segregated securities cannot be sold while the option strategy is outstanding, unless they are replaced with other suitable assets. ~~Segregated securities cannot be sold while the option strategy is outstanding, unless they are replaced with other suitable assets.~~ As a result, there is a possibility that segregation of a large percentage of ~~a~~the Fund's assets could impede portfolio management or ~~a~~the Fund's ability to meet redemption requests or other current obligations.

Writing Covered Index Call Options.
~~Writing Covered Index Call Options.~~ ~~Each~~The Fund may sell index call options. ~~Each~~ The Fund may also execute a closing purchase transaction with respect to the option it has sold and then sell another option with either a different exercise price and/or expiration date. ~~A~~ The Fund's objective in entering into such closing transactions is to increase option premium income, to limit losses or to protect anticipated gains in the underlying stocks. The cost of a closing transaction, while reducing the premium income realized from the sale of the option, should be offset, at least in part, by the appreciation in the value of the underlying index, and by the opportunity to realize additional premium income from selling a new option.
~~The cost of a closing transaction, while reducing the premium income realized from the sale of the option, should be offset, at least in part, by the appreciation in the value of the underlying index, and by the opportunity to realize additional premium income from selling a new option.~~

When ~~a~~the Fund sells an index call option, it does not deliver the underlying stocks or cash to the broker through whom the transaction is effected. In the case of an exchange-traded option, ~~a~~the Fund establishes an escrow account. The ~~Funds'~~Fund's custodian (or a securities ~~depositary~~depository acting for the custodian) acts as ~~each~~the Fund's escrow agent. The escrow agent enters into documents known as escrow receipts with respect to the stocks included in ~~a~~the Fund (or escrow receipts with respect to other acceptable securities). The escrow agent releases the stocks from the escrow account when the call option expires or ~~a~~the Fund enters into a closing purchase transaction. Until such release, the underlying stocks cannot be sold by ~~a~~the Fund. ~~Each~~ The Fund may enter into similar collateral arrangements with the counterparty when it sells OTC index call options.

When ~~a~~the Fund sells an index call option, it is also required to "cover" the option pursuant to requirements enunciated by the staff of the SEC. The staff has indicated that a mutual fund may "cover" an index call option by (1) owning and holding for the term of the option a portfolio of stocks substantially replicating the movement of the index underlying the call option; (2) purchasing an American-style call option on the same index with an exercise price not greater than the exercise price of the written option; or (3) establishing and maintaining for the term of the option a segregated account consisting of cash, U.S. Government securities or other high-grade debt securities, equal in value to the aggregate contract price of the call option (the current index value times the specific multiple). ~~A~~ The Fund generally "covers" the index options it has sold by owning and holding stocks substantially replicating the movement of the applicable index. As an alternative method of "covering" the option, ~~a~~the Fund may purchase an appropriate offsetting option.

The purchaser of an index call option sold by ~~a~~the Fund may exercise the option at a price fixed as of the closing level of the index on exercise date. Unless ~~a~~the Fund has liquid assets sufficient to satisfy the exercise of the index call option, ~~a~~the Fund would be required to liquidate portfolio securities to satisfy the exercise. The market value of such securities may decline between the time the option is exercised and the time the Fund is able to sell the securities. For example, even if an index call which the Fund has written is "covered" by an index call held by the Fund with the same strike price, it will bear the risk that the level of the index may decline between the close of trading on the date the exercise notice is filed with the Options Clearing Corporation and the close of trading on the date the Fund exercises the call it holds or the time it sells the call, which in either case would occur no earlier than the day following the day the exercise notice was filed. ~~a Fund is able to sell the securities. For example, even if an index call which the Fund has written is "covered" by an index call held by the Fund with the same strike price, it will bear the risk that the level of the index may decline between the close of trading on the date the exercise notice is filed with the Options Clearing Corporation and the close of trading on the date the Fund exercises the call it holds or the time it sells the call, which in either case would occur no earlier than the day following the day the exercise notice was filed.~~ If ~~a~~the Fund fails to anticipate an exercise, it may have to borrow from a bank (in amounts not exceeding 5% of ~~a~~the Fund's total assets) pending settlement of the sale of the portfolio securities and thereby incur interest charges. If trading is interrupted on the index, ~~a~~the Fund would not be able to close out its option positions.

Risks of Transactions in Options. There are several risks associated with transactions in options on securities and indices. Options may be more volatile than the underlying securities and, therefore, on a percentage basis, an investment in options may be subject to greater fluctuation in value than an investment in the underlying securities themselves. There are also significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objective. ~~There are also significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objective.~~ In addition, a liquid secondary market for particular options may be absent for reasons which include the following: there may be insufficient trading interest in certain options; restrictions may be imposed by an exchange on opening transactions or closing transactions or both; trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options of underlying securities; unusual or unforeseen circumstances may interrupt normal operations on an exchange; the facilities of an exchange or clearing corporation may not be adequate to handle current trading volume at all times; or one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that exchange (or in that class or series of options) would cease to exist, although outstanding options that had been issued by a clearing corporation as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events. ~~A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events.~~ The extent to which ~~a~~the Fund may enter into options transactions may be limited by the requirements of the Code, for qualification of ~~a~~the Fund as a regulated investment company.

~~Over-the-Counter~~ OTC Options. ~~Each~~ The Fund may engage in transactions involving OTC ~~options~~ as well as exchange-traded ~~options. Certain additional risks are specific to OTC~~ options. ~~Each~~ Certain additional risks are specific to OTC options. The Fund may engage a clearing corporation to exercise exchange-traded options, but if ~~a~~the Fund purchased an OTC option, it must then rely on the dealer from which it purchased the option if the option is exercised. Failure by the dealer to do so would result in the loss of the premium paid by ~~a~~the Fund as well as loss of the expected benefit of the transaction.

Exchange-traded options generally have a continuous liquid market while OTC options may not. ~~Exchange-traded options generally have a continuous liquid market while OTC options may not.~~ Consequently, ~~each~~the Fund may generally be able to realize the value of an OTC option it has purchased only by exercising or reselling the option to the dealer who issued it. Similarly, when ~~a~~the Fund writes an OTC option, the Fund may generally be able to close out the option prior to its expiration only by entering into a closing purchase transaction with the dealer to whom the Fund originally wrote the option. While ~~a~~the Fund will seek to enter into OTC options only with dealers who will agree to and are expected to be capable of entering into closing transactions with the Fund, there can be no assurance that ~~a~~the Fund will at any time be able to liquidate an OTC option at a favorable price at any time prior to expiration. Unless ~~a~~the Fund, as a covered OTC call option writer, is able to effect a closing purchase transaction, it will not be able to liquidate securities (or other assets) used as cover until the option expires or is exercised. In the event of insolvency of the other party, ~~a~~the Fund may be unable to liquidate an OTC option. With respect to options written by ~~a~~the Fund, the inability to enter into a closing transaction may result in material losses to ~~a~~the Fund. For example, since ~~each~~the Fund must maintain a secured position with respect to any call option on a security it writes, ~~a~~the Fund may not sell the assets which it has segregated to secure the position while it is obligated under the option. This requirement may impair ~~a~~the Fund's ability to sell portfolio securities at a time when such sale might be advantageous.

The SEC has taken the position that purchased OTC options are illiquid securities. ~~The SEC has taken the position that purchased OTC options are illiquid securities.~~ ~~Each~~ The Fund may treat the cover used for written OTC options as liquid if the dealer agrees that the Fund may repurchase the OTC option it has written for a maximum price to be calculated by a predetermined formula. In such cases, the OTC option would be considered illiquid only to the extent the maximum purchase price under the formula exceeds the intrinsic value of the option. ~~In such cases, the OTC option would be considered illiquid only to the extent the maximum purchase price under the formula exceeds the intrinsic value of the option.~~ Accordingly, ~~a~~the Fund will treat OTC options as subject to the Fund's limitation on illiquid securities. If the SEC changes its position on the liquidity of OTC options, ~~each~~the Fund will change the treatment of such instruments accordingly.

Stock Index Options. The Fund may invest in options on indices, including broad-based security indices. Puts and calls on indices are similar to puts and calls on other investments except that all settlements are in cash and gain or loss depends on changes in the index in question rather than on price movements in individual securities. ~~Each Fund may invest in options on indices, including broad-based security indices. Puts and calls on indices are similar to puts and calls on other investments except that all settlements are in cash and gain or loss depends on changes in the index in question rather than on price movements in individual securities.~~ When a ~~Fund~~fund writes a call on an index, it receives a premium and agrees that, prior to the expiration date, the purchaser of the call, upon exercise of the call, will receive from the ~~Fund~~fund an amount of cash if the closing level of the index upon which the call is based is greater than the exercise price of the call. The amount of cash is equal to the difference between the closing price of the index and the exercise price of the call times a specified multiple ("multiplier"), which determines the total dollar value for each point of such difference. ~~The amount of cash is equal to the difference between the closing price of the index and the exercise price of the call times a specified multiple ("multiplier"), which determines the total dollar value for each point of such difference.~~ When ~~a~~the Fund buys a call on an index, it pays a premium and has the same rights as to such call as are indicated above. When ~~a~~the Fund buys a put on an index, it pays a premium and has the right, prior to the expiration date, to require the seller of the put, upon the Fund's exercise of the put, to deliver to the ~~Fund~~fund an amount of cash if the closing level of the index upon which the put is based is less than the exercise price of the put, which amount of cash is determined by the multiplier, as described above for calls. When ~~a~~the Fund writes a put on an index, it receives a premium and the purchaser of the put has the right, prior to the expiration date, to require the Fund to deliver to it an amount of cash equal to the difference between the closing level of the index and exercise price times the multiplier if the closing level is less than the exercise price.

The risks of investment in ~~options on indices may be greater than~~ options on indices may be greater than options on securities. Because index options are settled in cash, if ~~a~~the Fund writes a call on an index it cannot provide in advance for its potential settlement obligations by acquiring and holding the underlying index. ~~A~~The Fund can offset some of the risk of writing a call index option by holding a diversified portfolio of securities or instruments similar to those on which the underlying index is based. However, ~~a~~the Fund cannot, as a practical matter, acquire and hold a portfolio containing exactly the same securities or instruments as underlie the index and, as a result, bears a risk that the value of the securities or instruments held will vary from the value of the index.

Even if the Fund could assemble a portfolio that exactly reproduced the composition of the underlying index, it still would not be fully covered from a risk standpoint because of the "timing risk" inherent in writing index options. When an index option is exercised, the amount of cash that the holder is entitled to receive is determined by the difference between the exercise price and the closing index level on the date when the option is exercised. As with other kinds of options, the Fund as the call writer will not learn of the assignment until the next business day at the earliest. The time lag between exercise and notice of assignment poses no risk for the writer of a covered call on a specific underlying security or instrument, such as common stock, because there the writer's obligation is to deliver the underlying security or instrument, not to pay its value as of a fixed time in the past. So long as the writer already owns the underlying security or instrument, it can satisfy its settlement obligations by simply delivering it, and the risk that its value may have declined since the exercise date is borne by the exercising holder. In contrast, even if the writer of an index call holds investments that exactly match the composition of the underlying index, it will not be able to satisfy its assignment obligations by delivering those investments against payment of the exercise price. Instead, it will be required to pay cash in an amount based on the closing index value on the exercise date. By the time it learns that it has been assigned, the index may have declined, with a corresponding decline in the value of its portfolio. This "timing risk" is an inherent limitation on the ability of index call writers to cover their risk exposure by holding security or instrument positions.

~~Even if a Fund could assemble a portfolio that exactly reproduced the composition of the underlying index, it still would not be fully covered from a risk standpoint because of the "timing risk" inherent in writing index options. When an index option is exercised, the amount of cash that the holder is entitled to receive is determined by the difference between the exercise price and the closing index level on the date when the option is exercised. As with other kinds of options, a Fund as the call writer will not learn of the assignment until the next business day at the earliest. The time lag between exercise and notice of assignment poses no risk for the writer of a covered call on a specific underlying security or instrument, such as common stock, because there the writer's obligation is to deliver the underlying security or instrument, not to pay its value as of a fixed time in the past. So long as the writer already owns the underlying security or instrument, it can satisfy its settlement obligations by simply delivering it, and the risk that its value may have declined since the exercise date is borne by the exercising holder. In contrast, even if the writer of an index call holds~~

investments that exactly match the composition of the underlying index, it will not be able to satisfy its assignment obligations by delivering those investments against payment of the exercise price. Instead, it will be required to pay cash in an amount based on the closing index value on the exercise date. By the time it learns that it has been assigned, the index may have declined, with a corresponding decline in the value of its portfolio. This "timing risk" is an inherent limitation on the ability of index call writers to cover their risk exposure by holding security or instrument positions.

If ~~a~~the Fund has purchased an index option and exercises it before the closing index value for that day is available, it runs the risk that the level of the underlying index may subsequently change. If such a change causes the exercised option to fall out-of-the-money, the Fund will be required to pay the difference between the closing index value and the exercise price of the option (times the applicable multiplier) to the assigned writer.

Futures and Options on Futures

~~a Fund will be required to pay the difference between the closing index value and the exercise price of the option (times the applicable multiplier) to the assigned writer.~~

~~Futures and Options on Futures~~

~~Each~~The Fund may use interest rate, foreign currency, index and other futures contracts. ~~Each~~ The Fund may use options on futures contracts. A futures contract provides for the future sale by one party and purchase by another party of a specified quantity of the security or other financial instrument at a specified price and time. A futures contract on an index is an agreement pursuant to which two parties agree to take or make delivery of an amount of cash equal to the difference between the value of the index at the close of the last trading day of the contract and the price at which the index contract originally was written. Although the value of an index might be a function of the value of certain specified securities, physical delivery of these securities is not always made. ~~A futures contract provides for the future sale by one party and purchase by another party of a specified quantity of the security or other financial instrument at a specified price and time. A futures contract on an index is an agreement pursuant to which two parties agree to take or make delivery of an amount of cash equal to the difference between the value of the index at the close of the last trading day of the contract and the price at which the index contract originally was written. Although the value of an index might be a function of the value of certain specified securities, physical delivery of these securities is not always made.~~ A public market exists in futures contracts covering a number of ~~indices~~indexes, as well as financial instruments, including, without limitation: U.S. Treasury bonds; U.S. Treasury notes; GNMA Certificates; three-month U.S. Treasury bills; 90-day commercial paper; bank certificates of deposit; Eurodollar certificates of deposit; the Australian Dollar; the Canadian Dollar; the British Pound; the Japanese Yen; the Swiss Franc; the Mexican Peso; and certain multinational currencies, such as the Euro. It is expected that other futures contracts will be developed and traded in the future.

~~Each~~The Fund may purchase and write (sell) call and put futures options. Futures options possess many of the same characteristics as options on securities and ~~indices~~indexes (discussed above). A futures option gives the holder the right, in return for the premium paid, to assume a long position (call) or short position (put) in a futures contract at a specified exercise price upon expiration of, or at any time during the period of, the option. Upon exercise of a call option, the holder acquires a long position in the futures contract and the writer is assigned the opposite short position. In the case of a put option, the opposite is true. ~~A futures option gives the holder the right, in return for the premium paid, to assume a long position (call) or short position (put) in a futures contract at a specified exercise price upon expiration of, or at any time during the period of, the option. Upon exercise of a call option, the holder acquires a long position in the futures contract and the writer is assigned the opposite short position. In the case of a put option, the opposite is true.~~When a purchase or sale of a futures contract is made by ~~a~~the Fund, the Fund is required to deposit with its futures commission merchant a specified amount of liquid assets ("initial margin"). The margin required for a futures contract is set by the exchange on which the contract is traded and may be modified during the term of the contract. The initial margin is in the nature of a performance bond or good faith deposit on the futures contract that is returned to the Fund upon termination of the contract, assuming all contractual obligations have been satisfied. ~~The margin required for a futures contract is set by the exchange on which the contract is traded and may be modified during the term of the contract. The initial margin is in the nature of a performance bond or good faith deposit on the futures contract that is returned to the Fund upon termination of the contract, assuming all contractual obligations have been satisfied.~~ ~~A~~ The Fund expects to earn taxable interest income on its initial margin deposits.

~~A~~The Fund, as a writer of an option, may have no control over whether the underlying futures contracts may be sold (call) or purchased (put) and as a result, bears the market risk of an unfavorable change in the valuation of the futures contracts underlying the written option ~~A~~. The Fund, as a purchaser of an option, bears the risk that the counterparties to the option may not have the ability to meet the terms of the option contract.

Futures and options on futures are regulated by the Commodity Futures Trading Commission ("CFTC"). ~~Each~~ The Fund invests in futures, options on futures and other instruments subject to regulation by the CFTC in reliance upon and in accordance with CFTC Regulation 4.5. Under Regulation 4.5, if ~~a~~the Fund uses futures, options on futures, or swaps other than for bona fide hedging purposes (as defined by the CFTC), the aggregate initial margin and premiums on these positions (after taking into account unrealized profits and unrealized losses on any such positions and excluding the amount by which options that are "in-the-money" at the time of purchase of a new position are "in-the-money") may not exceed 5% of ~~a~~the Fund's net asset value, or alternatively, the aggregate net notional value of those positions at the time may not exceed 100% of ~~a~~the Fund's net asset value (after taking into account unrealized profits and unrealized losses on any such positions). The Trust, on behalf of ~~each~~the Fund, has filed a notice of eligibility for exclusion from the definition of the term "commodity pool operator" in accordance with CFTC Regulation 4.5. Therefore, as of the date of this SAI, neither the Trust nor ~~a~~the Fund is deemed to be a "commodity pool" or "commodity pool operator" under the Commodity Exchange Act ("CEA"), and they are not subject to registration or regulation as such under the CEA. As of the date of this SAI, ~~neither~~ the Advisor ~~nor the Sub-Advisor~~ is not deemed to be a "commodity pool operator" or "commodity trading advisor" with respect to the advisory services it provides to ~~each~~the Fund. In the future, if ~~a~~the Fund's use of futures, options on futures, or swaps requires the Advisor ~~and Sub-Advisor~~ to register as a commodity pool operator with the CFTC with respect to the ~~Funds~~Fund, the Advisor ~~and Sub-Advisor~~ will do so at that time.

A futures contract held by ~~a~~the Fund is valued daily at the official settlement price of the exchange on which it is traded. Each day ~~a~~the Fund pays or receives cash, called "variation margin~~,~~"~~,~~ equal to the daily change in value of the futures contract. This process is known as "marking to market~~.~~"~~.~~ Variation margin does not represent a borrowing or loan by ~~a~~the Fund but is instead a settlement between ~~a~~the Fund and the broker of the amount one would owe the other if the futures contract expired. In computing daily net asset value, ~~a~~the Fund will mark to market its open futures positions. ~~Each~~The Fund also is required to deposit and to maintain margin with respect to put and call options on futures contracts written by it. Such margin deposits will vary depending on the nature of the underlying futures contract (and the related initial margin requirements), the current market value of the option and other futures positions held by the Fund. Although some futures contracts call for making or taking delivery of the underlying securities, generally these obligations are closed out prior to delivery by offsetting purchases or sales of matching futures contracts (involving the same exchange, underlying security or index and delivery month). ~~a Fund. Although some futures contracts call for making or taking delivery of the underlying securities, generally these obligations are closed out prior to delivery by offsetting purchases or sales of matching futures contracts (involving the same exchange, underlying security or index and delivery month).~~ If an offsetting purchase price is less than the original sale price ~~is less than the original sale price, a,~~ the Fund realizes a capital gain, or if it is more, ~~a~~the Fund realizes a capital loss. Conversely, if an offsetting sale price is more than the original purchase price ~~is~~

~~more than the original purchase price, a,~~ the Fund realizes a capital gain, or if it is less, ~~a~~the Fund realizes a capital loss. The transaction costs also must be included in these calculations.

~~Each~~The Fund may write covered straddles consisting of a call and a put written on the same underlying futures contract. A straddle will be covered when sufficient assets are deposited to meet ~~a~~the Fund's immediate obligations. ~~A~~The Fund may use the same liquid assets to cover both the call and put options if the exercise price of the call and put are the same, or if the exercise price of the call is higher than that of the put. In such cases, ~~a~~the Fund also will segregate liquid assets equivalent to the amount, if any, by which the put is "in the money."

With respect to options and futures contracts that are cash settled, ~~a~~the Fund is permitted to set aside liquid assets in an amount equal to the Fund's daily marked-to-market net obligations under the contracts (less any amounts the Fund has posted as margin), if any, rather than the full notional value. In the case of options and futures contracts that are not cash settled, ~~a~~the Fund will set aside liquid assets equal to the full notional value of the contracts (less any amounts the Fund has posted as margin), while the positions are open.

Stock Index Futures ~~Stock Index Futures~~

~~Each~~

The Fund may invest in stock index futures only as a substitute for a comparable market position in the underlying securities. A stock index future obligates the seller to deliver (and the purchaser to accept), effectively, an amount of cash equal to a specific dollar amount times the difference between the value of a specific stock index at the close of the last trading day of the contract and the price at which the agreement is made. ~~A stock index future obligates the seller to deliver (and the purchaser to accept), effectively, an amount of cash equal to a specific dollar amount times the difference between the value of a specific stock index at the close of the last trading day of the contract and the price at which the agreement is made.~~ No physical delivery of the underlying stocks in the index is made. With respect to stock indices that are permitted investments, the Fund intends to purchase and sell futures contracts on the stock index for which it can obtain the best price with consideration also given to liquidity.

Swap Transactions

The Fund may enter into interest rate, currency and index swaps and the purchase or sale of related caps, floors and collars. The Fund may enter into these transactions to preserve a return or spread on a particular investment or portion of its portfolio, to protect against currency fluctuations or to protect against any increase in the price of securities it anticipates purchasing at a later date. Swaps may be used in conjunction with other instruments to offset interest rate, currency or other underlying risks. For example, interest rate swaps may be offset with "caps," "floors" or "collars". A "cap" is essentially a call option which places a limit on the amount of floating rate interest that must be paid on a certain principal amount. A "floor" is essentially a put option which places a limit on the minimum amount that would be paid on a certain principal amount. A "collar" is essentially a combination of a long cap and a short floor where the limits are set at different levels.

~~each Fund intends to purchase and sell futures contracts on the stock index for which it can obtain the best price with consideration also given to liquidity.~~

~~Swap Transactions~~

~~Each Fund may enter into interest rate, currency and index swaps and the purchase or sale of related caps, floors and collars. A Fund may enter into these transactions to preserve a return or spread on a particular investment or portion of its portfolio, to protect against currency fluctuations or to protect against any~~

increase in the price of securities it anticipates purchasing at a later date. Swaps may be used in conjunction with other instruments to offset interest rate, currency or other underlying risks. For example, interest rate swaps may be offset with "caps," "floors" or "collars." A "cap" is essentially a call option which places a limit on the amount of floating rate interest that must be paid on a certain principal amount. A "floor" is essentially a put option which places a limit on the minimum amount that would be paid on a certain principal amount. A "collar" is essentially a combination of a long cap and a short floor where the limits are set at different levels.

AThe Fund will usually enter into swaps on a net basis; that is, the two payment streams will be netted out in a cash settlement on the payment date or dates specified in the instrument, with athe Fund receiving or paying, as the case may be, only the net amount of the two payments. To the extent obligations created thereby may be deemed to constitute senior securities, athe Fund will maintain required collateral in a segregated account consisting of U.S. Government securities or cash or cash equivalents.

Total Return Swaps. EachThe Fund may enter into total return swap contracts for investment purposes. Total return swaps are contracts in which one party agrees to make periodic payments based on the change in market value of the underlying assets, which may include a specified security, basket of securities or security indicesindexes during the specified period, in return for periodic payments based on a fixed or variable interest rate of the total return from other underlying assets. Total return swaps may be used to obtain exposure to a security or market without owning or taking physical custody of such security or market, including in cases in which there may be disadvantages associated with direct ownership of a particular security. Total return swaps may be used to obtain exposure to a security or market without owning or taking physical custody of such security or market, including in cases in which there may be disadvantages associated with direct ownership of a particular security. In a typical total return equity swap, payments made by the Fund or the counterparty are based on the total return of a particular reference asset or assets (such as an equity security, a combination of such securities, or an index). That is, one party agrees to pay another party the return on a stock, basket of stocks, or stock index in return for a specified interest rate. By entering into an equity index swap, for example, the index receiver can gain exposure to stocks making up the index of securities without actually purchasing those stocks. Total return swaps involve not only the risk associated with the investment in the underlying securities, but also the risk of the counterparty not fulfilling its obligations under the agreement.a Fund or the counterparty are based on the total return of a particular reference asset or assets (such as an equity security, a combination of such securities, or an index). That is, one party agrees to pay another party the return on a stock, basket of stocks, or stock index in return for a specified interest rate. By entering into an equity index swap, for example, the index receiver can gain exposure to stocks making up the index of securities without actually purchasing those stocks. Total return swaps involve not only the risk associated with the investment in the underlying securities, but also the risk of the counterparty not fulfilling its obligations under the agreement.

Credit Default Swaps. EachThe Fund may enter into credit default swap transactions for investment purposes. A credit default swap may have as reference obligations one or more securities that are not currently held by the Fund. The Fund may be either the buyer or seller in the transaction. Credit default swaps may also be structured based on the debt of a basket of issuers, rather than a single issuer, and may be customized with respect to the default event that triggers purchase or other factors. a Fund. A Fund may be either the buyer or seller in the transaction. Credit default swaps may also be structured based on the debt of a basket of issuers, rather than a single issuer, and may be customized with respect to the default event that triggers purchase or other factors. As a seller, the Fund would generally receive an upfront payment or a fixed rate of income throughout the term of the swap, which typically is between six months and three years, provided that there is no credit event. If a credit event occurs, generally the seller must pay the buyer the full face amount of deliverable obligations of the reference obligations that may have little or no value. The notional value of the credit default swap will be used to segregate liquid assets for selling protection on credit default swaps. a Fund would generally receive an upfront payment or a fixed rate of income throughout the term of the swap, which typically is between six months and three years, provided that there is no credit

~~event. If a credit event occurs, generally the seller must pay the buyer the full face amount of deliverable obligations of the reference obligations that may have little or no value. The notional value of the credit default swap will be used to segregate liquid assets for selling protection on credit default swaps.~~ If ~~a~~the Fund were a buyer and no credit event occurs, the Fund would recover nothing if the swap is held through its termination date. However, if a credit event occurs, the buyer may elect to receive the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference obligation that may have little or no value. ~~However, if a credit event occurs, the buyer may elect to receive the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference obligation that may have little or no value.~~ When ~~a~~the Fund buys credit default swaps it will segregate an amount at least equal to the amount of any accrued premium payment obligations including amounts for early terminations. The use of swap transactions by the Fund entails certain risks, which may be different from, or possibly greater than, the risks associated with investing directly in the securities and other investments that are the referenced asset for the swap transaction. Swaps are highly specialized instruments that require investment techniques, risk analyses, and tax planning different from those associated with stocks, bonds, and other traditional investments. The use of a swap requires an understanding not only of the referenced asset, reference rate, or index, but also of the swap itself, without the benefit of observing the performance of the swap under all the possible market conditions. Because some swap transactions have a leverage component, adverse changes in the value or level of the underlying asset, reference rate, or index can result in a loss substantially greater than the amount invested in the swap itself. Certain swaps have the potential for unlimited loss, regardless of the size of the initial investment.

The Fund may also purchase credit default swap contracts in order to hedge against the risk of default of the debt of a particular issuer or basket of issuers, in which case the Fund would function as the counterparty referenced in the preceding paragraph. This would involve the risk that the investment may expire worthless and would only generate income in the event of an actual default by the issuer(s) of the underlying obligation(s) (or, as applicable, a credit downgrade or other indication of financial instability). It would also involve the risk that the seller may fail to satisfy its payment obligations to ~~a Fund entails certain risks, which may be different from, or possibly greater than, the risks associated with investing directly in the securities and other investments that are the referenced asset for the swap transaction. Swaps are highly specialized instruments that require investment techniques, risk analyses, and tax planning different from those associated with stocks, bonds, and other traditional investments. The use of a swap requires an understanding not only of the referenced asset, reference rate, or index, but also of the swap itself, without the benefit of observing the performance of the swap under all the possible market conditions. Because some swap transactions have a leverage component, adverse changes in the value or level of the underlying asset, reference rate, or index can result in a loss substantially greater than the amount invested in the swap itself. Certain swaps have the potential for unlimited loss, regardless of the size of the initial investment.~~

~~Each Fund may also purchase credit default swap contracts in order to hedge against the risk of default of the debt of a particular issuer or basket of issuers, in which case the Fund would function as the counterparty referenced in the preceding paragraph. This would involve the risk that the investment may expire worthless and would only generate income in the event of an actual default by the issuer(s) of the underlying obligation(s) (or, as applicable, a credit downgrade or other indication of financial instability). It would also involve the risk that the seller may fail to satisfy its payment obligations to~~ ~~a~~the Fund in the event of a default. The purchase of credit default swaps involves costs, which will reduce ~~a~~the Fund's return.

Currency Swaps. ~~Each~~The Fund may enter into currency swap transactions for investment purposes. Currency swaps are similar to interest rate swaps, except that they involve multiple currencies. The Fund may enter into a currency swap when it has exposure to one currency and desires exposure to a different currency. Typically the interest rates that determine the currency swap payments are fixed, although occasionally one or both parties may pay a floating rate of interest. Unlike an interest rate swap, however, the principal amounts are exchanged at the beginning of the contract and returned at the end of the contract. In addition to paying and receiving amounts at the beginning and termination of the agreements, both sides will also have to pay in full periodically based upon the currency they have borrowed. Change in foreign exchange rates and changes in interest rates, as described above, may negatively affect currency swaps.

Interest Rate Swaps. ~~A Fund may enter into a currency swap when it has exposure to one currency and desires exposure to a different currency. Typically the interest rates that determine the currency swap payments are fixed, although occasionally one or both parties may pay a floating rate of interest. Unlike an interest rate swap, however, the principal amounts are exchanged at the beginning of the contract and returned at the end of the contract. In addition to paying and receiving amounts at the beginning and termination of the agreements, both sides will also have to pay in full periodically based upon the currency they have borrowed. Change in foreign exchange rates and changes in interest rates, as described above, may negatively affect currency swaps.~~

~~Interest Rate Swaps.~~ ~~Each~~ The Fund may enter into an interest rate swap in an effort to protect against declines in the value of fixed income securities held by ~~a~~the Fund. In such an instance, ~~a~~the Fund may agree to pay a fixed rate (multiplied by a notional amount) while a counterparty agrees to pay a floating rate (multiplied by the same notional amount). If interest rates rise, resulting in a diminution in the value of the Fund's portfolio, the ~~Fund~~fund would receive payments under the swap that would offset, in whole or in part, such diminution in value.

Options on Swaps. An option on a swap agreement, or a "swaption," is a contract that gives a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement, at some designated future time on specified terms. In return, the purchaser pays a "premium" to the seller of the contract. The seller of the contract receives the premium and bears the risk of unfavorable changes on the underlying swap. ~~An option on a swap agreement, or a "swaption," is a contract that gives a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement, at some designated future time on specified terms. In return, the purchaser pays a "premium" to the seller of the contract. The seller of the contract receives the premium and bears the risk of unfavorable changes on the underlying swap.~~ ~~Each~~The Fund may write (sell) and purchase put and call swaptions. ~~Each~~The Fund may also enter into swaptions on either an asset-based or liability-based basis, depending on whether ~~a~~the Fund is hedging its assets or its liabilities. ~~Each~~The Fund may write (sell) and purchase put and call swaptions to the same extent it may make use of standard options on securities or other instruments. ~~A~~The Fund may enter into these transactions primarily to preserve a return or spread on a particular investment or portion of its holdings, as a duration management technique, to protect against an increase in the price of securities the Fund anticipates purchasing at a later date, or for any other purposes, such as for speculation to increase returns. Swaptions are generally subject to the same risks involved in ~~a~~the Fund's use of options.

Depending on the terms of the particular option agreement, ~~a~~the Fund will generally incur a greater degree of risk when it writes a swaption than it will incur when it purchases a swaption. When ~~a~~the Fund purchases a swaption, it risks losing only the amount of the premium it has paid should it decide to let the option expire unexercised. However, when ~~a~~the Fund writes a swaption, upon exercise of the option the Fund will become obligated according to the terms of the underlying agreement.

Over-the-Counter ("OTC") Derivatives Transactions

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was signed into law on July 21, 2010, established a new statutory framework that comprehensively regulated the OTC derivatives markets for the first time. Key Dodd-Frank Act provisions relating to OTC derivatives require rulemaking by the SEC and the CFTC, not all of which has been proposed or finalized as at the date of this SAI. Prior to the Dodd-Frank Act, the OTC derivatives markets were traditionally traded on a bilateral basis (so-called "bilateral OTC transactions"). Now certain OTC derivatives contracts are required to be centrally cleared and traded on exchanges or electronic trading platforms called swap execution facilities ("SEFs").

Bilateral OTC transactions differ from exchange-traded or cleared derivatives transactions in several respects. Bilateral OTC transactions are transacted directly with dealers and not with a clearing corporation. Without the availability of a clearing corporation, bilateral OTC transaction pricing is normally done by reference to information from market makers, which information is carefully monitored by the ~~require rulemaking by the SEC and the CFTC, not all of which has been proposed or finalized as at the date of this SAI. Prior to the Dodd-Frank Act, the OTC derivatives markets were traditionally traded on a bilateral basis (so-called "bilateral OTC transactions"). Now certain OTC derivatives contracts are required to be centrally cleared and traded on exchanges or electronic trading platforms called swap execution facilities ("SEFs").~~

~~Bilateral OTC transactions differ from exchange-traded or cleared derivatives transactions in several respects. Bilateral OTC transactions are transacted directly with dealers and not with a clearing corporation. Without the availability of a clearing corporation, bilateral OTC transaction pricing is normally done by reference to information from market makers, which information is carefully monitored by the Sub-~~Advisor and verified in appropriate cases. As bilateral OTC transactions are entered into directly with a dealer, there is a risk of nonperformance by the dealer as a result of its insolvency or otherwise. Under recently-adopted CFTC regulations, counterparties of registered swap dealers and major swap participants have the right to elect segregation of initial margin in respect of uncleared swaps. If a counterparty makes such an election, any initial margin that is posted to the swap dealer or major swap participant must be segregated in individual customer accounts held at an independent third party custodian. In addition, the collateral may only be invested in certain categories of instruments identified in the CFTC's regulations. Agreements covering these segregation arrangements must generally provide for consent by both the counterparty and the swap dealer or major swap participant to withdraw margin from the segregated account. Given these limitations on the use of uncleared swaps collateral, there is some likelihood that the electing counterparty will experience an increase in the costs associated with trading swaps with the relevant swap dealer or major swap participant. Certain other protections apply to a counterparty to uncleared swaps under the CFTC's regulations even if the counterparty does not elect segregation of its initial margin. These regulations are newly adopted, and it remains unclear whether they will be effective in protecting initial margin in the manner intended in the event of significant market stress or the insolvency of a swap dealer or major swap participant.

Furthermore, a bilateral OTC transaction may only be terminated voluntarily by entering into a closing transaction with the dealer with which ~~a~~the Fund originally dealt. Any such cancellation may require ~~a~~the Fund to pay a premium to that dealer. In those cases in which ~~a~~the Fund has entered into a covered transaction and cannot voluntarily terminate the transaction, the Fund will not be able to sell the underlying security until the transaction expires or is exercised or different cover is substituted. The ~~Funds~~Fund will seek to enter into OTC transactions only with dealers which agree to, and which are expected to be capable of, entering into closing transactions with the ~~Funds~~Fund. There is also no assurance that ~~a~~the Fund will be able to liquidate an OTC transaction at any time prior to expiration.

The requirement to execute certain OTC derivatives contracts on SEFs may offer certain advantages over traditional bilateral OTC trading, such as ease of execution, price transparency, increased liquidity and/or favorable pricing. However, SEF trading may make it more difficult and costly for ~~a~~the Fund to enter into highly tailored or customized transactions and may result in additional costs and risks. Market participants such as the ~~Funds~~Fund that execute derivatives contracts through a SEF, whether directly or through a broker intermediary, are required to submit to the jurisdiction of the SEF and comply with SEF and CFTC rules and regulations which impose, among other things disclosure and recordkeeping obligations. In addition, ~~a~~the Fund will generally incur SEF or broker intermediary fees when it trades on a SEF. ~~A~~The Fund may also be required to indemnify the SEF or broker intermediary for any losses or costs that may result from the Fund's transactions on the SEF.

CLOSED-END FUNDS

The Fund may invest in shares of closed-end funds. Investments in closed-end funds are subject to various risks, including reliance on management's ability to meet the closed-end fund's investment objective and to manage the closed-end fund portfolio; fluctuation in the net asset value of closed-end fund shares compared to the changes in the value of the underlying securities that the closed-end fund owns; and bearing a pro rata share of the management fees and expenses of each underlying closed-end fund resulting in the Fund's shareholders being subject to higher expenses than if he or she invested directly in the closed-end fund(s).

REAL ESTATE INVESTMENT TRUSTS ("REITs")

The Fund may invest in REITs. REITs are pooled investment vehicles that invest primarily in income producing real estate or real estate related loans or interests. REITs are generally classified as equity REITs, mortgage REITs, or a combination of equity and mortgage REITs. Equity REITs invest the majority of their assets directly in real property and derive income primarily from the collection of rents. Equity REITs can also realize capital gains by selling properties that have appreciated in value. Mortgage REITs invest the majority of their assets in real estate mortgages and derive income from the collection of principal and interest payments. Similar to investment companies such as the Fund, REITs are not taxed on income distributed to shareholders provided they comply with several requirements of the Code. The Fund will indirectly bear its proportionate share of expenses incurred by REITs in which the Fund invests in addition to the expenses incurred directly by the Fund.

Investing in REITs involves certain unique risks in addition to those risks associated with investing in the real estate industry in general. Equity REITs may be affected by changes in the value of the underlying property owned by the REITs, while mortgage REITs may be affected by the quality of any credit extended. REITs are dependent upon management skills, are not diversified, and are subject to heavy cash flow dependency, default by borrowers and self-liquidation.

Investing in REITs involves risks similar to those associated with investing in small capitalization companies. REITs may have limited financial resources, may trade less frequently and in a limited volume and may be subject to more abrupt or erratic price movements than larger company securities. Historically, small capitalization stocks, such as REITs, have had more price volatility than larger capitalization stocks.

REITs may fail to qualify for the favorable federal income tax treatment generally available to them under the Code and may fail to maintain their exemptions from registration under the 1940 Act. REITs (especially mortgage REITs) also are subject to interest rate risks. When interest rates decline, the value of a REIT's investment in fixed-rate obligations can be expected to rise. Conversely, when interest rates rise, the value of a REIT's investment in fixed-rate obligations can be expected to decline. In contrast, as interest rates on adjustable rate mortgage loans are reset periodically, yields on a REIT's investments in such loans will gradually align themselves to reflect changes in market interest rates, causing the value of such investments to fluctuate less dramatically in response to interest rate fluctuations than would investments in fixed-rate obligations.

SHORT SALES

A short sale is a transaction in which the Fund sells a security it does not own in anticipation that the market price of that security will decline. If the price of the security sold short increases between the time of the short sale and the time the Fund replaces the borrowed security, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a capital gain. Any gain will be decreased, and any loss will be increased, by the transaction costs incurred by the Fund, including the costs associated with providing collateral to the broker-dealer (usually cash and liquid securities) and the maintenance of collateral with its custodian. The Fund also may be required to pay a premium to borrow a security, which would increase the cost of the security sold short. Although the Fund's gain is limited to the price at which it sold the security short, its potential loss is theoretically unlimited.

The broker-dealer will retain the net proceeds of the short sale to the extent necessary to meet margin requirements until the short position is closed out.

When the Advisor believes that the price of a particular security held by the Fund may decline, it may make "short sales against the box" to hedge the unrealized gain on such security. Selling short against the box involves selling a security which the Fund owns for delivery at a specified date in the future. The Fund will incur transaction costs to open, maintain and close short sales against the box.

To the extent the Fund sells securities short (except in the case of short sales "against the box"), it is required to segregate an amount of cash or liquid securities on its records equal to the market price of the securities sold short. The segregated assets are marked to market daily in an attempt to ensure that the amount deposited in the segregated account is at least equal to the market value of the securities sold short.

TEMPORARY INVESTMENTS

Each Fund may take temporary defensive measures that are inconsistent with a Fund's normal fundamental or non-fundamental investment policies and strategies in response to adverse market, economic, political, or other conditions as determined by the Advisor. Such measures could include, but are not limited to, investments in (1) highly liquid short-term fixed income securities issued by or on behalf of municipal or corporate issuers, obligations of the U.S. Government and its agencies, commercial paper, and bank certificates of deposit; (2) repurchase agreements involving any such securities; and (3) other money market instruments. Each Fund also may invest in shares of money market mutual funds to the extent permitted under applicable law. Money market mutual funds are investment companies, and the investments in those companies by a Fund are in some cases subject to certain fundamental investment restrictions. As a shareholder in a mutual fund, each Fund will bear its ratable share of its expenses, including management fees, and will remain subject to payment of the fees to the Advisor, with respect to assets so invested. A Fund may not achieve its investment objectives during temporary defensive periods.

SHORT-TERM INVESTMENTS

The Funds may invest in any of the following securities and instruments:

Bank Certificates of Deposit, Bankers' Acceptances and Time Deposits. Each Fund may acquire certificates of deposit, bankers' acceptances and time deposits in U.S. Dollar or foreign currencies. Certificates of deposit are negotiable certificates issued against monies deposited in a commercial bank for a definite period of time and earning a specified return. Bankers' acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are "accepted" by a bank, meaning in effect that the bank unconditionally agrees to pay the face value of the instrument on maturity. These short-term instruments which a Fund may acquire must, at the time of purchase, have capital, surplus and undivided profits in excess of $100 million (including assets of both domestic and foreign branches), based on latest published reports, or less than $100 million if the principal amount of such bank obligations are fully insured by the U.S. Government. If a Fund holds instruments of foreign banks or financial institutions, it may be subject to additional investment risks that are different in some respects from those incurred if a Fund invests only in debt obligations of U.S. domestic issuers. See "Foreign Investments" above. Such risks include future political and economic developments, the possible imposition of withholding taxes by the particular country in which the issuer is located, the possible confiscation or nationalization of foreign deposits, the possible establishment of exchange controls, or the adoption of other foreign governmental restrictions which may adversely affect the payment of principal and interest on these securities.

Domestic banks and foreign banks are subject to different governmental regulations with respect to the amount and types of loans that may be made and interest rates that may be charged. In addition, the profitability of the banking industry depends largely upon the availability and cost of funds and the interest income generated from lending operations. General economic conditions and the quality of loan portfolios affect the banking industry.

As a result of federal and state laws and regulations, domestic banks are required to maintain specified levels of reserves, limited in the amount that they can loan to a single borrower, and are subject to regulations designed to promote financial soundness. However, such laws and regulations may not necessarily apply to foreign banks, thereby affecting the risk involved in bank obligations that a Fund may acquire.

In addition to purchasing certificates of deposit and bankers' acceptances, to the extent permitted under its investment strategies and policies stated above and in the Prospectus, a Fund may invest in interest bearing time deposits or other interest-bearing deposits in commercial or savings banks. Time deposits are non-negotiable deposits maintained at a banking institution for a specified period of time at a specified interest rate.

Savings Association Obligations. Each Fund may invest in certificates of deposit (interest bearing time deposits) issued by savings banks or savings and loan associations that have capital, surplus and undivided profits in excess of $100 million, based on latest published reports, or less than $100 million if the principal amount of such obligations is fully insured by the U.S. Government.

Commercial Paper, Short-Term Notes and Other Corporate Obligations. Each Fund may invest a portion of its assets in commercial paper and short term notes. Commercial paper consists of unsecured promissory notes issued by corporations. Issues of commercial paper and short-term notes will normally have maturities of less than nine months and fixed rates of return, although such instruments may have maturities of up to one year.

Each Fund's investment in commercial paper and short term notes will consist of issues rated at the time of purchase "A-2" or higher by S&P, "Prime-1" or "Prime-2" by Moody's, or similarly rated by another nationally recognized statistical rating organization or, if unrated, will be determined by the Advisor to be of comparable quality. These rating symbols are described in Appendix A.

Corporate debt obligations are subject to the risk of an issuer's inability to meet principal and interest payments on the obligations, i.e., credit risk. The Advisor may actively expose a Fund to credit risk. However, there can be no guarantee that the Advisor will be successful in making the right selections and thus fully mitigate the impact of credit risk changes on a Fund.

GOVERNMENT OBLIGATIONS

Each Fund may invest in U.S. Government obligations. Such obligations include Treasury bills, certificates of indebtedness, notes and bonds. U.S. Government obligations include securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities. Treasury bills, the most frequently issued marketable government securities, have a maturity of up to one year and are issued on a discount basis. U.S. Government obligations include securities issued or guaranteed by government-sponsored enterprises.

Payment of principal and interest on U.S. Government obligations may be backed by the full faith and credit of the United States or may be backed solely by the issuing or guaranteeing agency or instrumentality itself. In the latter case, the investor must look principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment, which agency or instrumentality may be privately owned. There can be no assurance that the U.S. Government would provide financial support to its agencies or instrumentalities, including government-sponsored enterprises, where it is not obligated to do so. In addition, U.S. Government obligations are subject to fluctuations in market value due to fluctuations in market interest rates. As a general matter, the value of debt instruments, including U.S. Government obligations, declines when market interest rates increase and rises when market interest rates decrease. Certain types of U.S. Government obligations are subject to fluctuations in yield or value due to their structure or contract terms.

Segregated securities cannot be sold while the position they are covering is outstanding, unless they are replaced with similar securities. As a result, there is the possibility that segregation of a large percentage of the Fund's assets could affect its portfolio management.

STRUCTURED INVESTMENTS

A structured investment is a security having a return tied to an underlying index or other security or asset class. Structured investments generally are individually negotiated agreements and may be traded OTC. Structured investments are organized and operated to restructure the investment characteristics of the underlying security. This restructuring involves the deposit with or purchase by an entity, such as a corporation or trust, on specified instruments (such as commercial bank loans) and the issuance by that entity or one or more classes of securities ("structured securities") backed by, or representing interests in, the underlying instruments. The cash flow on the underlying instruments may be apportioned among the newly issued structured securities to create securities with different investment characteristics, such as varying maturities, payment priorities and interest rate provisions, and the extent of such payments made with respect to structured securities is dependent on the extent of the cash flow on the underlying instruments. Because structured securities typically involve no credit enhancement, their credit risk generally will be equivalent to that of the underlying instruments. Investments in structured securities are generally of a class of structured securities that is either subordinated or unsubordinated to the right of payment of another class. Subordinated structured securities typically have higher yields and present greater risks than unsubordinated structured securities. Structured securities are typically sold in private placement transactions, and there currently is no active trading market for structured securities. Investments in government and government-related and restructured debt instruments are subject to special risks, including the inability or unwillingness to repay principal and interest, requests to reschedule or restructure outstanding debt and requests to extend additional loan amounts. Certain issuers of structured investments may be deemed to be "investment companies" as defined in the 1940 Act. As a result, the Fund's investment in these structured investments may be limited by the restrictions contained in the 1940 Act. Structured investments are typically sold in private placement transactions, and there currently is no active trading market for Structured Investments.

WHEN-ISSUED OR DELAYED-DELIVERY SECURITIES

The Fund may purchase securities on a when-issued or delayed delivery basis. For example, delivery of and payment for these securities can take place a month or more after the date of the purchase commitment. The purchase price and the interest rate payable, if any, on the securities are fixed on the purchase commitment date or at the time the settlement date is fixed. The value of such securities is subject to market fluctuations and, in the case of fixed income securities, no interest accrues to the Fund until settlement takes place. When purchasing a security on a when-issued or delayed-delivery basis, the Fund assumes the rights and risks of ownership of the security, including the risk of price and yield fluctuations. Accordingly, at the time the Fund makes the commitment to purchase securities on a when-issued or delayed delivery basis, it will record the transaction, reflect the value each day of such securities in determining its net asset value and, if applicable, calculate the maturity for the purposes of average maturity from that date. At the time of its acquisition, a when-issued security may be valued at less than the purchase price. The Fund will make commitments for such when-issued transactions only when it has the intention of actually acquiring the securities. To facilitate such acquisitions, the Fund will maintain with its custodian a segregated account with liquid assets, consisting of cash, United States Government securities or other appropriate securities, in an amount at least equal to such commitments. On delivery dates for such transactions, the Fund will meet its obligations from

maturities or sales of the securities held in the segregated account and/or from cash flow. If, however, the Fund chooses to dispose of the right to acquire a when-issued security prior to its acquisition, it could, as with the disposition of any other portfolio obligation, incur a taxable capital gain or loss due to market fluctuation. Also, the Fund may be disadvantaged if the other party to the transaction defaults.

REPURCHASE AGREEMENTS

~~Each~~The Fund may enter into repurchase agreements with respect to its portfolio securities. Pursuant to such agreements, ~~a~~the Fund acquires securities from financial institutions such as banks and broker-dealers deemed to be creditworthy by the Advisor, subject to the seller's agreement to repurchase and ~~a~~the Fund's agreement to resell such securities at a mutually agreed upon date and price. The repurchase price generally equals the price paid by ~~a~~the Fund plus interest negotiated on the basis of current short-term rates (which may be more or less than the rate on the underlying portfolio security). Securities subject to repurchase agreements will be held by the custodian or in the Federal Reserve/Treasury Book-Entry System or an equivalent foreign system. The seller under a repurchase agreement will be required to maintain the value of the underlying securities at not less than 102% of the repurchase price under the agreement. If the seller defaults on its repurchase obligation, ~~a~~the Fund will suffer a loss to the extent that the proceeds from a sale of the underlying securities are less than the repurchase price under the agreement. Bankruptcy or insolvency of such a defaulting seller may cause ~~a~~the Fund's rights with respect to such securities to be delayed or limited. Repurchase agreements are considered to be loans under the 1940 Act.

REVERSE REPURCHASE AGREEMENTS

The Fund may enter into "reverse" repurchase agreements to avoid selling securities during unfavorable market conditions to meet redemptions. The Fund may invest a maximum of 10% of total assets in reverse repurchase agreements. Pursuant to a reverse repurchase agreement, the Fund will sell portfolio securities and agree to repurchase them from the buyer at a particular date and price. Whenever the Fund enters into a reverse repurchase agreement, it will establish a segregated account in which it will maintain liquid assets in an amount at least equal to the repurchase price marked to market daily (including accrued interest), and will subsequently monitor the account to ensure that such equivalent value is maintained. The Fund pays interest on amounts obtained pursuant to reverse repurchase agreements. Reverse repurchase agreements are considered to be borrowings by the Fund.

TEMPORARY INVESTMENTS

The Fund may take temporary defensive measures that are inconsistent with the Fund's normal fundamental or non-fundamental investment policies and strategies in response to adverse market, economic, political, or other conditions as determined by the Advisor. Such measures could include, but are not limited to, investments in (1) highly liquid short-term fixed income securities issued by or on behalf of municipal or corporate issuers, obligations of the U.S. Government and its agencies, commercial paper, and bank certificates of deposit; (2) repurchase agreements involving any such securities; and (3) other money market instruments. ~~***OTHER STRATEGIES AND RISKS***~~

~~**BORROWING**~~

The Fund also may invest in shares of money market mutual funds to the extent permitted under applicable law. Money market mutual funds are investment companies, and the investments in those companies by the Fund are in some cases subject to certain fundamental investment restrictions. As a shareholder in a mutual fund, the Fund will bear its ratable share of its expenses, including management fees, and will remain subject to payment of the fees to the Advisor, with respect to assets so invested. The Fund may not achieve its investment objectives during temporary defensive periods.

BORROWING

Borrowing creates an opportunity for increased return, but, at the same time, creates special risks. Furthermore, if ~~a~~the Fund were to engage in borrowing, an increase in interest rates could reduce the value of ~~a~~the Fund's shares by increasing ~~a~~the Fund's interest expense. Subject to the limitations described under "Investment Limitations" below, ~~each~~the Fund may be permitted to borrow for temporary purposes and/or for investment purposes. Such a practice will result in leveraging of ~~a~~the Fund's assets and may cause ~~a~~the Fund to liquidate portfolio positions when it would not be advantageous to do so. This borrowing may be secured or unsecured. Provisions of the 1940 Act require ~~a~~the Fund to maintain continuous asset coverage (that is, total assets including borrowings, less liabilities exclusive of borrowings) of 300% of the amount borrowed, with an exception for borrowings not in excess of 5% of ~~a~~the Fund's total assets made for temporary administrative purposes. Any borrowings for temporary administrative purposes in excess of 5% of ~~a~~the Fund's total assets will count against this asset coverage requirement. If the 300% asset coverage should decline as a result of market fluctuations or other reasons, ~~a~~the Fund may be required to sell some of its portfolio holdings within three days to reduce the debt and restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint if ~~a~~the Fund sells securities at that time. Borrowing will tend to exaggerate the effect on net asset value of any increase or decrease in the market value of ~~a Funds'~~the Fund's portfolio. Money borrowed will be subject to interest charges which may or may not be recovered by appreciation of the securities purchased, if any. ~~A~~The Fund also may be required to maintain minimum average balances in connection with such borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

~~ILLIQUID AND RESTRICTED SECURITIES~~

~~Each~~ILLIQUID AND RESTRICTED SECURITIES

The Fund may invest up to 15% of its net assets in illiquid securities, including (i) securities for which there is no readily available market; (ii) securities in which the disposition would be subject to legal restrictions (so called "restricted securities"); and (iii) repurchase agreements having more than seven days to maturity. However, ~~each~~the Fund will not acquire illiquid securities if, as a result, such securities would comprise more than 15% of the value of the Fund's net assets. The Trust's Board of Trustees (the "Board") or its delegate has the ultimate authority to determine, to the extent permissible under the federal securities laws, which securities are liquid or illiquid for purposes of this 15% limitation. The Board has delegated to the Advisor the day-to-day determination of the illiquidity of any security held by ~~a~~the Fund, although it has retained oversight and ultimate responsibility for such determinations. Although no definitive liquidity criteria are used, the Board has directed the Advisor to consider to such factors as (a) frequency of trading and availability of quotations; (b) the number of dealers willing to purchase or sell the security and the availability of buyers; (c) the willingness of dealers to be market makers in the security; and (d) the nature of trading activity including (i) the time needed to dispose of a position or part of a position and (ii) offer and solicitation methods. A considerable period of time may elapse between ~~a~~the Fund's decision to sell such securities and the time when the Fund is able to sell them, during which time the value of the securities could decline. Illiquid securities will usually be priced at fair value as determined in good faith by the Board or its delegate. If, through the appreciation of illiquid securities or the depreciation of liquid securities, more than 15% of the value of ~~a~~the Fund's net assets is invested in illiquid securities, including restricted securities which are not readily marketable, the Fund will take such steps as ~~is~~are deemed advisable, if any, to protect liquidity.

Restricted securities may be sold only in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the Securities Act of 1933, as amended (the "1933 Act"). Where registration is required, ~~a~~the Fund may be obligated to pay all or part of the registration expenses and a considerable period may elapse between the time of the decision to sell and the time ~~a~~the Fund may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, ~~a~~the Fund might obtain a less favorable price than that which prevailed when it decided to sell. _Restricted securities issued pursuant to Rule~~ ~~144A under the 1933 Act that have a readily available market usually are not deemed illiquid for purposes of this limitation by ~~a~~the Fund. _However, investing in Rule~~ ~~144A securities could result in increasing the level of ~~a~~the Fund's illiquidity if qualified institutional buyers become, for a time, uninterested in purchasing these securities.

~~A~~The Fund may purchase commercial paper issued pursuant to Section 4(2) of the 1933 Act._ 4(2) commercial paper has substantially the same price and liquidity characteristics as commercial paper generally, except that the resale of 4(2) commercial paper is limited to the institutional investor marketplace. Such a restriction on resale makes 4(2) commercial paper technically a restricted security under the 1933 Act. In practice, however, 4(2) commercial paper can be resold as easily as any other unrestricted security held by the Fund. Accordingly, 4(2) commercial paper has been determined to be liquid under procedures adopted by the ~~Fund's board~~Board of ~~trustees~~Trustees.

~~LARGE SHAREHOLDER REDEMPTION RISK~~

LARGE SHAREHOLDER REDEMPTION RISK

Certain account holders may from time to time own (beneficially or of record) or control a significant percentage of ~~a~~the Fund's shares. _Redemptions by these account holders of their shares in ~~a~~the Fund may impact the Fund's liquidity and net asset value. _Such redemptions may also force ~~a~~the Fund to sell securities at a time when it would not otherwise do so, which may increase the Fund's broker costs and impact shareholder taxes.

~~LENDING PORTFOLIO SECURITIES~~

LENDING PORTFOLIO SECURITIES

Consistent with applicable regulatory requirements and ~~a~~the Fund's investment restrictions, ~~each~~the Fund may lend portfolio securities to securities broker-dealers or financial institutions, provided that such loans are callable at any time by the Fund (subject to notice provisions described below), and are at all times secured by cash or cash equivalents, which are maintained in a segregated account pursuant to applicable regulations and that are at least equal to the market value, determined daily, of the loaned securities. The advantage of such loans is that ~~a~~the Fund continues to receive the income on the loaned securities while at the same time earns interest on the cash amounts deposited as collateral, which will be invested in short-term obligations. ~~A~~The Fund will not lend portfolio securities if such loans are not permitted by the laws or regulations of any state in which its shares are qualified for sale. ~~Each Funds~~The Fund's loans of portfolio securities will be collateralized in accordance with applicable regulatory requirements and no loan will cause the value of all loaned securities to exceed 33 1/3% of the value of the Fund's total assets.

A loan may generally be terminated by the borrower on one business day's notice, or by ~~a~~the Fund on five business days' notice. If the borrower fails to deliver the loaned securities within five days after receipt of notice or fails to maintain the requisite amount of collateral, ~~a~~the Fund could use the collateral to replace the securities while holding the borrower liable for any excess of replacement cost over collateral. As with any extensions of credit, there are risks of delay in recovery and in some cases even loss of rights in the collateral should the borrower of the securities fail financially. However, these loans of portfolio securities will only be made to firms deemed by ~~a~~the Fund's management to be creditworthy and when the income that can be earned from such loans justifies the attendant risks. Upon termination of the loan, the borrower is required to return the securities to the Fund. Any gain or loss in the market price during the loan period would inure to the Fund. The risks associated with loans of portfolio securities are substantially similar to those associated with repurchase agreements. Thus, if the counterparty to the loan petitions for bankruptcy or becomes subject to the United States Bankruptcy Code, the law regarding the rights of ~~a~~the Fund is unsettled. As a result, under extreme circumstances, there may be a restriction on ~~a~~the Fund's ability to sell the collateral, and the Fund would suffer a loss. When voting or consent rights that accompany loaned securities pass to the borrower, the Fund will follow the policy of calling the loaned securities, to be delivered within one day after notice, to permit the exercise of such rights if the matters involved would have a material effect on ~~a~~the Fund's investment in such loaned securities. ~~Each~~The Fund will pay reasonable finder's, administrative and custodial fees in connection with a loan of its securities.

MARKET CONDITIONS

The equity and debt capital markets in the United States and internationally experienced unprecedented volatility from 2008 through 2012. These conditions caused a significant decline in the value and liquidity of many securities and other instruments. It is impossible to predict whether such conditions will recur. Because such situations may be widespread, it may be difficult to identify both risks and opportunities using past models of the interplay of market forces, or to predict the duration of such events.

~~**DEVELOPMENTS IN THE CHINA REGION**~~

DEVELOPMENTS IN THE CHINA REGION

After nearly 30 years of unprecedented growth, the People's Republic of China now faces a slowing economy. The real estate market, which many observers believed to be inflated, has begun to decline. Local governments, which had borrowed heavily to bolster growth, face high debt burdens and limited revenue sources. As a result, demand for Chinese exports by the United States and countries in Europe, and demands for Chinese imports from such countries, may weaken due to the effects of more limited economic growth. Additionally, Chinese actions to lay claim to disputed islands have caused relations with China's regional trading partners to suffer, and could cause further disruption to regional and international trade. In the long run, China's ability to develop and sustain a credible legal, regulatory, monetary, and socioeconomic system could influence the course of outside investment.

~~**EUROPE—RECENT EVENTS**~~

EUROPE – RECENT EVENTS

A number of countries in Europe have experienced severe economic and financial difficulties. Many non-governmental issuers, and even certain governments, have defaulted on, or been forced to restructure, their debts; many other issuers have faced difficulties obtaining credit or refinancing existing obligations; financial institutions have in many cases required government or central bank support, have needed to raise capital, and/or have been impaired in their ability to extend credit; and financial markets in Europe and elsewhere have experienced extreme volatility and declines in asset values and liquidity. These difficulties may continue, worsen or spread within and without Europe. Responses to the financial problems by European governments, central banks and others, including austerity measures and reforms, may not work, may result in social unrest and may limit future growth and economic recovery or have other unintended consequences. Further defaults or restructurings by governments and others of their debt could have additional adverse effects on economies, financial markets and asset valuations around the world.

The European Union (the "EU") currently faces major issues involving its membership, structure, procedures and policies, including the successful political, economic and social integration of new member states, the EU's resettlement and distribution of refugees, and resolution of the EU's problematic fiscal and democratic accountability. In addition, one or more countries may abandon the Euro, the common currency of the EU, and/or withdraw from the EU. The impact of these actions, especially if they occur in a disorderly fashion, is not clear but could be significant and far-reaching.

In June 2016, the United Kingdom (the "UK") voted in a referendum to leave the EU. ~~Although the precise timeframe for "Brexit" is uncertain, it is currently expected that the UK will seek to withdraw from the EU by~~On March 29, 2017, UK Prime Minister Theresa May delivered a letter invoking ~~article~~Article 50 of the Lisbon Treaty ~~with an anticipated completion date within two years from~~and notifying the European Council of the UK's ~~intention to withdraw.~~ decision to withdraw from the EU. The letter triggered the two year withdrawal negotiation process, and thus it is anticipated that the UK will leave the EU on or before March 29, 2019. It is unclear how withdrawal negotiations will be conducted and what the potential consequences may be. In addition, it is possible that measures could be taken to revote on the issue of Brexit, or that portions of the UK could seek to separate and remain a part of the EU. As a result of the political divisions within the UK and between the UK and the EU that the referendum vote has highlighted and the uncertain consequences of a Brexit, the UK and European economies and the broader global economy could be significantly impacted, which may result in increased volatility and illiquidity, and potentially lower economic growth on markets in the UK, Europe and globally that could potentially have an adverse effect on the value of ~~a~~the Fund's investments.

Whether or not ~~a~~the Fund invests in securities of issuers located in Europe or with significant exposure to European issuers or countries, these events could negatively affect the value and liquidity of ~~a~~the Fund's investments due to the interconnected nature of the global economy and capital markets. ~~A~~The Fund may also be susceptible to these events to the extent that ~~a~~the Fund invests in municipal obligations with credit support by non-U.S. financial institutions.

CYBER SECURITY RISK

CYBER SECURITY RISK

Investment companies, such as the ~~Funds~~Fund, and its service providers may be subject to operational and information security risks resulting from cyber attacks. Cyber attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information or various other forms of cyber security breaches. Cyber attacks affecting the ~~Funds~~Fund or the Advisor, the ~~Sub-Advisor, the Funds'~~Fund's custodian or transfer agent, or intermediaries or other third-party service providers may adversely impact the ~~Funds.~~Fund. For instance, cyber attacks may interfere with the processing of shareholder transactions, impact the ~~Funds'~~Fund's ability to calculate its net asset value, cause the release of private shareholder information or confidential company information, impede trading, subject the ~~Funds~~Fund to regulatory fines or financial losses, and cause reputational damage. The ~~Funds~~Fund may also incur additional costs for cyber security risk management purposes. While the ~~Funds~~Fund and ~~their~~its service providers have established business continuity plans and risk management systems designed to prevent or reduce the impact of cyber security attacks, such plans and systems have inherent limitations due in part to the ever-changing nature of technology and cyber security attack tactics, and there is a possibility that certain risks have not been adequately identified or prepared for. Furthermore, the ~~Funds~~Fund cannot control any cyber security plans or systems implemented by ~~their~~its service providers.

Similar types of cyber security risks are also present for issuers of securities in which the ~~Funds invest~~Fund invests, which could result in material adverse consequences for such issuers, and may cause the ~~Funds' investments~~Fund's investment in such portfolio companies to lose value.

INVESTMENT RESTRICTIONS

~~Each~~INVESTMENT RESTRICTIONS

The Fund has adopted the following restrictions as fundamental policies, which may not be changed without the favorable "vote of the holders of a "majority" of the outstanding voting securities" of ~~a~~the Fund, as defined in the 1940 Act._ Under the 1940 Act, the "vote of the holders of a majority of the outstanding voting securities" of ~~a~~the Fund means the vote of the holders of the lesser of (i)- 67% of the shares of the Fund represented at a meeting at which the holders of more than 50% of its outstanding shares are represented or (ii)- more than 50% of the outstanding shares of the Fund. ~~Each~~ The Fund's investment objective is a non-fundamental policy and may be changed without shareholder approval.

~~Each~~The Fund may not:

1. Issue senior securities, borrow money or pledge its assets, except that (i) the Fund may borrow from banks in amounts not exceeding one-third of its net assets (including the amount borrowed); and (ii) this restriction shall not prohibit the Fund from engaging in options transactions or short sales or investing in financial futures, swaps, when-issued or delayed delivery securities, or reverse repurchase agreements.

2. Act as underwriter, except to the extent the Fund may be deemed to be an underwriter in connection with the sale of securities in its investment portfolio;

3. ~~(With respect to all Funds except Oak Ridge Technology Insights Fund)~~3.   With respect to 75% of the Fund's total assets, purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, (a) more than 5% of the Fund's total assets would be invested in the securities of that issuer, or (b) the Fund would hold more than 10% of the outstanding voting securities of that issuer;

4. ~~(With respect to all Funds except Oak Ridge Technology Insights Fund)~~Invest 25% or more of its total assets, calculated at the time of purchase ~~and taken at market value~~, in any one industry (other than securities issued by the U.S. Government, its agencies or instrumentalities);

5. ~~(With respect to Oak Ridge Technology Insights Fund only) Invest 25% or more of its total assets, calculated at the time of purchase and taken at market value, in any one industry (other than securities issued by the U.S. Government, its agencies or instrumentalities), except that the Fund will concentrate (that is, invest 25% or more of its net assets) in securities of companies in the technology sector;~~

6~~5~~. Purchase or sell real estate or interests in real estate or real estate limited partnerships (although the Fund may purchase and sell securities which are secured by real estate and securities of companies which invest or deal in real estate, such as REITs~~;~~);

7~~6~~. Make loans of money, except (a) for purchases of debt securities consistent with the investment policies of the Fund, (b) by engaging in repurchase agreements or, (c) through the loan of portfolio securities in an amount up to 33 1/3% of the Fund's net assets; or

8~~7~~. Purchase or sell commodities or commodity futures contracts (although the Fund may invest in financial futures and in companies involved in the production, extraction, or processing of agricultural, energy, base metals, precious metals, and other commodity-related products).

~~Each~~The Fund observes the following restriction as a matter of operating but not fundamental policy, pursuant to positions taken by federal regulatory authorities:

~~Each~~The Fund may not invest, in the aggregate, more than 15% of its net assets in securities with legal or contractual restrictions on resale, securities that are not readily marketable and repurchase agreements with more than seven days to maturity.

~~In addition, the Oak Ridge International Small Cap Fund may invest in shares of securities of registered open-end investment companies or registered UITs subject to the limits of Section 12(d)(1) of the 1940 Act,~~

~~including the rules, regulations and exemptive orders obtained thereunder; provided, however, that the Oak Ridge International Small Cap Fund may not acquire any securities of registered open-end investment companies or registered UIT in reliance on subparagraph (F) or subparagraph (G) of Section 12(d)(1) of the 1940 Act.~~

Except with respect to borrowing, if a percentage or rating restriction on investment or use of assets set forth herein or in the Prospectus is adhered to at the time a transaction is effected, later changes in percentage resulting from any cause other than actions by the ~~Funds~~Fund will not be considered a violation.

~~MANAGEMENT OF THE FUNDS~~

MANAGEMENT OF THE FUND

Trustees and Officers

The overall management of the business and affairs of the Trust is vested with its Board of Trustees. The Board approves all significant agreements between the Trust and persons or companies furnishing services to it, including the agreements with the Advisor, ~~the Sub-Advisor,~~ co-administrators, distributor, custodian and transfer agent. The day-to-day operations of the Trust are delegated to its officers, except that the ~~Sub-~~ Advisor is responsible for making day-to-day investment decisions in accordance with the ~~Funds'~~Fund's investment objective, strategies, and policies, all of which are subject to general supervision by the Board.

The Trustees and officers of the Trust, their years of birth and positions with the Trust, term of office with the Trust and length of time served, their business addresses and principal occupations during the past five years and other directorships held during the past five years are listed in the table below. Unless noted otherwise, each person has held the position listed for a minimum of five years. Charles H. Miller, Ashley Toomey Rabun, William H. Young and John P. Zader are all of the Trustees who are not "interested persons" of the Trust, as that term is defined in the 1940 Act (collectively, the "Independent Trustees").

Name, Address, Year of Birth and Position(s) held with Trust	Term of Office[c] and Length of Time Served	Principal Occupation During the Past Five Years and Other Affiliations	Number of Portfolios in the Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During the Past Five Years
"Independent" Trustees:				
Charles H. Miller[a] (born 1947) Trustee	Since November 2007	Retired (2013 – present). Executive Vice President, Client Management and Development, Access Data, a Broadridge company, a provider of technology and services to asset management firms (1997-2012).	~~79~~75	None.
Ashley Toomey Rabun[a] (born 1952) Trustee and Chairperson of the Board	Since November 2007	Retired (2016 – present). President and Founder, InvestorReach, Inc., a financial services consulting firm (1996-–2015).	~~79~~75	Select Sector SPDR Trust, a registered investment company (includes 11 portfolios).
William H. Young[a] (born 1950)	Since November	Retired (2014 - present). Independent financial services consultant (1996-–2014).	~~79~~75	None.

Name, Address, Year of Birth and Position(s) held with Trust	Term of Office[c] and Length of Time Served	Principal Occupation During the Past Five Years and Other Affiliations	Number of Portfolios in the Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During the Past Five Years
Trustee	2007	Interim CEO, Unified Fund Services Inc. (now Huntington Fund Services), a mutual fund service provider (2003 – 2006). Senior Vice President, Oppenheimer Management Company (1983 – 1996). Chairman, NICSA, an investment management trade association (1993 – 1996).		
John P. Zader[a] (born 1961) Trustee	Since November 2007	Retired (June 2014 - present). CEO, UMB Fund Services, Inc., a mutual fund and hedge fund service provider, and the transfer agent, fund accountant, and co-administrator for the Fund (December 2006 - June 2014). President, Investment Managers Series Trust (December 2007 - June 2014).	~~79~~75	Investment Managers Series Trust II, a registered investment company (includes ~~12~~13 portfolios).
Interested ~~Trustees~~Trustee:				
Eric M. Banhazl[b†] (born 1957) Trustee	Since January 2008 ~~as Trustee~~	Chairman (2016 – present), and President (2006 – 2015), Mutual Fund Administration, LLC, the co-administrator for the Fund. Trustee and Vice President, Investment Managers Series Trust (December 2007 – March 2016).	~~79~~75	Investment Managers Series Trust II, a registered investment company (includes ~~12~~13 portfolios).
Officers of the Trust:				
Maureen Quill[a] (born 1963) ~~Chief Executive Officer and~~ President	Since June 2014	Chief Operating Officer (June 2014 - present), and Executive Vice President, UMB Fund Services, Inc. (January 2007 – June 2014). Vice President, Investment Managers Series Trust (December 2013 - June 2014).	N/A	N/A
Rita Dam[b] (born 1966) Treasurer and Assistant Secretary	Since December 2007	Co-Chief Executive Officer (2016 – present), and Vice President (2006 – 2015), Mutual Fund Administration, LLC.	N/A	N/A
Joy Ausili[b] (born 1966) Vice President, Assistant Secretary and Assistant Treasurer	Since March 2016	Co-Chief Executive Officer (2016 – present), and Vice President (2006 – 2015), Mutual Fund Administration, LLC. Secretary and Assistant Treasurer, Investment Managers Series Trust (December 2007 – March 2016).	N/A	N/A
Diane Drake[b] (born 1967)	Since March 2016	Senior Counsel, Mutual Fund Administration, LLC (October 2015 – present). Managing	N/A	N/A

Name, Address, Year of Birth and Position(s) held with Trust	Term of Office[c] and Length of Time Served	Principal Occupation During the Past Five Years and Other Affiliations	Number of Portfolios in the Fund Complex Overseen by Trustee	Other Directorships Held by Trustee During the Past Five Years
Secretary		Director and Senior Counsel ~~(2010 – 2015),~~, BNY Mellon Investment Servicing (US) Inc. (2010 – 2015).		
Martin Dziura[b] (born 1959) Chief Compliance Officer	Since June 2014	Principal, Dziura Compliance Consulting, LLC (October 2014 ~~-~~– present). Managing Director, Cipperman Compliance Services (2010 – September 2014). Chief Compliance Officer, Hanlon Investment Management (2009~~-~~ – 2010). Vice President – Compliance, Morgan Stanley Investment Management (2000 – 2009).	N/A	N/A

a Address for certain Trustees and certain officers: 235 West Galena Street, Milwaukee, Wisconsin 53212.
b Address for Mr. Banhazl, Ms. Ausili, Ms. Dam and Ms. Drake: 2220 E. Route 66, Suite 226, Glendora, California 91740.
Address for Mr. Dziura: 39 Stafford Square, Boyertown, Pennsylvania 19512.
c Trustees and officers serve until their successors have been duly elected.
† Mr. Banhazl is an "interested person" of the Trust by virtue of his position with Mutual Fund Administration, LLC.

Compensation

Each Independent Trustee ~~will receive~~receives from the Trust a quarterly retainer of $~~29~~30,000~~ and~~. Each Independent Trustee also receives $4,000 for each special in-person meeting attended and $1,000 for each telephonic meeting attended~~ at which Board action is taken~~. In addition, Ms. Rabun receives an additional annual retainer of $25,000 for serving as Chairperson of the Board; and each of Mr. Young, Mr. Miller and Mr. Zader receives an additional annual retainer of $10,000 for serving as Audit Committee Chair, Valuation Committee Chair and Nominating, Governance and Regulatory Review Committee Chair, respectively. The Trust has no pension or retirement plan. No other entity affiliated with the Trust pays any compensation to the Trustees.

Aggregate Compensation from ~~each~~the Fund for the fiscal year ending May 31, ~~2016~~2017:

~~Name of Person/Position	Aggregate Compensation From the Fund ($)[1]	Pension or Retirement Benefits Accrued as Part of Fund's Expenses ($)	Estimated Annual Benefits Upon Retirement ($)	~~Independent~~Total Compensation from Trust (75 Funds) Paid to Trustees ($)[1]
Charles H. ~~~~Miller, Independent Trustee and Valuation Committee Chair	~~Charles H. Miller, Trustee and Valuation Committee Chair~~	~~None~~Ashley Toomey Rabun, Trustee and Chairperson	~~None~~William H. Young, Trustee and Audit Committee Chair	~~John P. Zader, Trustee and Nominating, Governance and Regulatory Review Committee Chair~~
~~Oak Ridge Small Cap Growth Fund~~Ashley Toomey Rabun, Independent Trustee and Chairperson	$3,462	~~None~~$3,803	~~None~~$3,432	$3,145
~~Oak Ridge International Small Cap Fund~~	~~805~~	~~891~~	~~793~~	~~727~~
~~Oak Ridge Dynamic Small Cap Fund~~	~~793~~	~~878~~	~~781~~	~~716~~
~~Oak Ridge Large Cap Growth Fund~~	~~1,463~~	~~1,607~~	~~1,450~~	~~1,328~~
~~Oak Ridge Dividend Growth Fund~~	~~1,398~~	~~1,535~~	~~1,385~~	~~1,270~~
William H. ~~Pension or Retirement Benefits Accrued as Part of Fund's Expenses~~Young, Independent Trustee and Audit Committee Chair	~~None~~	None	None	~~None~~
John P. ~~Estimated Annual Benefits Upon Retirement~~Zader, Independent Trustee and Nominating, Governance and Regulatory Review Committee Chair	~~None~~	None	None	~~None~~
~~Total Compensation from Trust (72 Funds) Paid to Trustees~~	~~$114,500~~	~~$125,750~~	~~$113,500~~	~~$104,000~~

~~1   For the period September 30, 2015 (commencement date), through May 31, 2016.~~

~~The Oak Ridge Technology Insights Fund, the Oak Ridge Disciplined Growth Fund and the Oak Ridge Global Equity Fund commenced operations on July 29, 2016.~~

Mr. Banhazl is not compensated for his service as Trustee because of his affiliation with the Trust. Officers of the Trust are not compensated by the ~~Funds~~Fund for their services.

Additional Information Concerning the Board and the Trustees

The current Trustees were selected in November 2007 (January 2008 for Mr. Banhazl) with a view towards establishing a Board that would have the broad experience needed to oversee a registered investment company comprised of multiple series employing a variety of different investment strategies. As a group, the Board has extensive experience in many different aspects of the financial services and asset management industries.

The Trustees were selected to join the Board based upon the following factors, among others: character and integrity; willingness to serve and willingness and ability to commit the time necessary to perform the duties of a Trustee; as to each Trustee other than Mr. Banhazl, and Zader (at that time), satisfying the criteria for not being classified as an "interested person" of the Trust as defined in the 1940 Act; and, as to Mr. Banhazl, his current position with Mutual Fund Administration, LLC, one of the Trust's co-administrator.administrators. In addition, the Trustees have the following specific experience, qualifications, attributes and/or skills relevant to the operations of the Trust:

- Ms. Rabun has substantial senior executive experience in mutual fund marketing and distribution and serving in senior executive and board positions with mutual funds, including multiple series trusts similar to the Trust.

- Mr. Miller has significant senior executive experience with respect to marketing and distribution of mutual funds, including multiple series trusts similar to the Trust.

- Mr. Young has broad senior executive experience with respect to the operations and management of mutual funds and administrative service providers, including multiple series trusts similar to the Trust.

- Mr. Banhazl has significant experience serving in senior executive and board positions for mutual funds and with respect to the organization and operation of mutual funds and multiple series trusts similar to the Trust.

- Mr. Zader has substantial experience serving in senior executive positions at mutual fund administrative service providers.

In its periodic self-assessment of the effectiveness of the Board, the Board considers the complementary individual skills and experience of the individual Trustees primarily in the broader context of the Board's overall composition so that the Board, as a body, possesses the appropriate (and appropriately diverse) skills and experience to oversee the business of the Funds.Fund. The summaries set forth above as to the qualifications, attributes and skills of the Trustees are required by the registration form adopted by the SEC, do not constitute holding out the Board or any Trustee as having any special expertise or experience, and do not impose any greater responsibility or liability on any such person or on the Board as a whole than would otherwise be the case.

The Board of Trustees has three standing committees: the Audit Committee, the Nominating, Governance and Regulatory Review Committee, (the "Nominating Committee"), and the Valuation Committee.

- The function of the Audit Committee, with respect to each series of the Trust, is to review the scope and results of the series' annual audit and any matters bearing on the audit or the series' financial statements and to assist the Board's oversight of the integrity of the series' pricing and financial reporting. The Audit Committee is comprised of all of the Independent Trustees and is chaired by Mr. Young. It does not include any Interested Trustees. [The Audit Committee is expected to meet at least twice amet two times during the past fiscal year with respect to each series of the Trust. During the fiscal year ended May 31, 2016, the Audit Committee met twice with respect to each of the following Funds:

Oak Ridge Small Cap Growth Fund
Oak Ridge International Small Cap Fund
Oak Ridge Dynamic Small Cap Fund
Oak Ridge Large Cap Growth Fund
Oak Ridge Dividend Growth Fund

- .]

The Audit Committee also serves as the Qualified Legal Compliance Committee ("QLCC") for the Trust for the purpose of compliance with Rules- 205.2(k) and 205.3(c) of the Code of Federal Regulations regarding alternative reporting procedures for attorneys retained or employed by an issuer who appear and practice before the SEC on behalf of the issuer.

- • The Nominating, Governance and Regulatory Review Committee is responsible for reviewing matters pertaining to composition, committees, and operations of the Board, as well as assisting the Board in overseeing matters related to certain regulatory issues. The Nominating Committee meets from time to time as needed. The Nominating, Governance and Regulatory Review Committee will consider trustee nominees properly recommended by the Trust's shareholders. Shareholders who wish to recommend a nominee should send nominations that include, among other things, biographical data and the qualifications of the proposed nominee to the Trust's Secretary. The Independent Trustees comprise the Nominating, Governance and Regulatory Review Committee, and the Committee is chaired by Mr. Zader. During the fiscal year ended May 31, 2016, the [The Nominating, Governance and Regulatory Review Committee met once with respect to each of the following funds:two times during the past fiscal year.]

Oak Ridge Small Cap Growth Fund
Oak Ridge International Small Cap Fund
Oak Ridge Dynamic Small Cap Fund
Oak Ridge Large Cap Growth Fund
Oak Ridge Dividend Growth Fund

- • The function of the Valuation Committee is to value securities held by any series of the Trust for which current and reliable market quotations are not readily available. Such securities are valued at their respective fair values as determined in good faith by the Valuation Committee and the actions of the Valuation Committee are subsequently reviewed by the Board. The Valuation Committee is comprised of all the Trustees and is chaired by Mr. Miller, but action may be taken by any one of the Trustees. The Valuation Committee meets as needed. During the fiscal year ended May 31, 2016, the[The Valuation Committee met twice [ ] times during the past fiscal year with respect to the Oak Ridge Small Cap Growth Fund, and once with respect to the Oak Ridge International Small Cap Fund..]

Independent Trustees comprise 80% of the Board and Ashley Toomey Rabun, an Independent Trustee, serves as Chairperson of the Board. The Chairperson serves as a key point person for dealings between the Trust's management and the other Independent Trustees. As noted above, through the committees of the

Board the Independent Trustees consider and address important matters involving each series of the Trust, including those presenting conflicts or potential conflicts of interest. The Independent Trustees also regularly meet outside the presence of management and are advised by independent legal counsel. The Board has determined that its organization and leadership structure are appropriate in light of its fiduciary and oversight obligations, the special obligations of the Independent Trustees, and the relationship between the Interested Trustees and the Trust's co-administrators. The Board also believes that its structure facilitates the orderly and efficient flow of information to the Independent Trustees from management.

Consistent with its responsibility for oversight of the ~~Funds~~Fund in the interests of shareholders, the Board among other things oversees risk management of the ~~Funds'~~Fund's investment programs and business affairs directly and through the Audit Committee. The Board has emphasized to the Advisor ~~and the Sub-Advisor~~ the importance of maintaining vigorous risk management programs and procedures.

The ~~Funds face~~Fund faces a number of risks, such as investment risk, valuation risk, reputational risk, risk of operational failure or lack of business continuity, and legal, compliance and regulatory risk. Risk management seeks to identify and address risks, i.e., events or circumstances that could have material adverse effects on the business, operations, shareholder services, investment performance or reputation of the ~~Funds.~~Fund. Under the overall supervision of the Board, the Advisor, ~~the Sub-Advisor~~ and other service providers to the ~~Funds~~Fund employ a variety of processes, procedures and controls to identify various of those possible events or circumstances, to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur. Different processes, procedures and controls are employed with respect to different types of risks. Various personnel, including the Trust's Chief Compliance Officer (the "CCO"), the Advisor's management, ~~the Sub-Advisor's management~~ and other service providers (such as the ~~Funds'~~Fund's independent registered public accounting firm) make periodic reports to the Board or to the Audit Committee with respect to various aspects of risk management. The Board recognizes that not all risks that may affect the ~~Funds~~Fund can be identified, that it may not be practical or cost-effective to eliminate or mitigate certain risks, that it may be necessary to bear certain risks (such as investment-related risks) to achieve ~~a~~the Fund's investment objective, and that the processes, procedures and controls employed to address certain risks may be limited in their effectiveness. Moreover, reports received by the Trustees as to risk management matters are typically summaries of the relevant information. As a result of the foregoing and other factors, the Board's risk management oversight is subject to substantial limitations.

Fund Shares Beneficially Owned by Trustees~~.~~

Certain information regarding ownership by the Trustees of the ~~Funds~~Fund and other series of the Trust, as of December 31, ~~2015,~~2016 is set forth in the following table.

Name of Trustee	Dollar Range of Equity Securities in the ~~Funds~~Fund($)	Aggregate Dollar Range of Equity Securities in all Registered Investment Companies Overseen by Trustee in Family of Investment Companies ($)
Charles H. Miller, Independent Trustee	None	$1 - $10,~~001 - $50,~~000
Ashley Toomey Rabun, Independent Trustee	None	None
William H. Young, Independent Trustee	None	None
John P. Zader, Independent Trustee	None	None
Eric M. Banhazl, Interested Trustee	None	~~Over~~Above $100,000

Control Persons, Principal Shareholders, and Management Ownership

A principal shareholder is any person who owns of record or beneficially 5% or more of the outstanding shares of any class of ~~a~~the Fund. A control person is one who owns beneficially or through controlled companies more than 25% of the voting securities of ~~a~~the Fund or acknowledges the existence of control. Shareholders with a controlling interest could affect the outcome of voting or the direction of management of the ~~Funds.~~Fund.

Oak Ridge Multi Strategy Fund	**Control Person**	**Jurisdiction**	**Percentage of Total Outstanding Shares of the Fund as of** ~~September 2, 2016~~[ ], 2017
~~Oak Ridge Small Cap Growth Fund~~	~~First Clearing~~	~~Missouri~~	~~34.94%~~
~~Oak Ridge International Small Cap Fund~~	~~UMBSC Co.~~	~~Missouri~~	~~91.51%~~
~~Oak Ridge Dynamic Small Cap Fund~~	~~Algert Global LLC~~	~~California~~	~~61.57%~~
~~Oak Ridge Technology Insights Fund~~	~~Robert B. Corman~~	~~New York~~	~~49.90%~~
~~Oak Ridge Technology Insights Fund~~	~~Terence Quinn and Denise Caron-Quinn~~	~~Connecticut~~	~~49.90%~~
~~Oak Ridge Global Equity Fund~~	~~Neil A. Cummins~~	~~Illinois~~	~~99.80%~~
~~Oak Ridge Disciplined Growth Fund~~	~~Robert A. Paul~~	~~Florida~~	~~64.96%~~

Fund	**Shareholder**	**Percentage of Total Outstanding Shares of the Class as of** ~~September 2, 2016~~[ ], 2017
Oak Ridge ~~Small Cap Growth~~Multi Strategy Fund Class A		
	~~National Financial Services LLC FBO Jersey City, NJ 07310~~	~~11.68%~~
	~~Pershing Jersey City, NJ 07399~~	~~7.77%~~
	~~Raymond James and Associates Inc. St. Petersburg, FL 33716~~	~~7.10%~~
	~~Merrill Lynch Pierce, Fenner & Smith Jacksonville, FL 32246~~	~~5.85%~~
	~~First Clearing Saint Louis, MO 63103~~	~~5.67%~~
Oak Ridge ~~Small Cap Growth~~Multi Strategy Fund Class C		
	~~Raymond James and Associates Inc. St. Petersburg, FL 33716~~	~~25.75%~~
	~~First Clearing Saint Louis, MO 63103~~	~~13.33%~~
	~~Merrill Lynch Pierce, Fenner & Smith Jacksonville, FL 32246~~	~~13.76~~
	~~Stifel Nicolaus and Co. Inc. Saint Louis, MO 63102~~	~~9.66%~~

Fund	Shareholder	Percentage of Total Outstanding Shares of the Class as of ~~September 2, 2016~~[ ], 2017
	~~Morgan Stanley~~ ~~Jersey City, NJ 07311~~	~~7.67%~~
Oak Ridge ~~Small Cap Growth~~Multi Strategy Fund Class I		
	~~First Clearing~~ ~~Saint Louis, MO 63103~~	~~47.82%~~
	~~Edward D. Jones and Co.~~ ~~Saint Louis, MO 63131~~	~~13.98%~~
	~~Charles Schwab and Co. Inc.~~ ~~San Francisco, CA 94105~~	~~9.11%~~
~~Oak Ridge Small Cap Growth Fund Class K~~		
	~~Charles Schwab and Co. Inc.~~ ~~San Francisco, CA 94105~~	~~33.80%~~
	~~National Financial Services LLC~~ ~~FBO~~ ~~Jersey City, NJ 07310~~	~~31.15%~~
	~~Brown Brothers Harriman Co~~ ~~New York, NY 10005~~	~~7.67%~~
	~~PIMS Prudential Retirement~~ ~~Midland, MI 48670~~	~~5.74%~~
~~Oak Ridge International Small Cap Fund Class A~~		
	~~Charles Schwab and Co. Inc.~~ ~~San Francisco, CA 94105~~	~~86.45%~~
~~Oak Ridge International Small Cap Fund Class I~~		
	~~UMBSC Co.~~ ~~FBO~~ ~~Kansas City, MO 64141~~	~~96.08%~~
~~Oak Ridge Dynamic Small Cap Fund Class A~~		
	~~Robert W. Baird & Co.~~ ~~Milwaukee, WI 53202~~	~~55.89%~~
	~~Oak Ridge Investments, LLC~~ ~~Chicago, IL 60603~~	~~26.06%~~
	~~Robert W. Baird & Co.~~ ~~Milwaukee, WI 53202~~	~~9.39%~~
	~~Richard M. Mucha~~ ~~Flushing, MI 48433~~	~~8.66%~~

Fund	Shareholder	Percentage of Total Outstanding Shares of the Class as of ~~September 2, 2016~~[___], 2017
~~Oak Ridge Dynamic Small Cap Fund Class I~~		
	~~Algert Global LLC~~ ~~San Francisco, CA 94111~~	~~63.41%~~
	~~Fidelity Investments Institutional Operations Co.~~ ~~Covington, KY 41018~~	~~15.64%~~
	~~Ascensus Trust Company~~ ~~FBO~~ ~~Fargo, ND 58106~~	~~11.89%~~
	~~Charles Schwab and Co. Inc.~~ ~~San Francisco, CA 94105~~	~~9.04%~~
~~Oak Ridge Technology Insights Fund Class I~~		
	~~Robert B. Corman~~ ~~New York, NY 10028~~	~~49.90%~~
	~~Terence Quinn and Denise Caron-Quinn~~ ~~Southport, CT 06890~~	~~49.90%~~
~~Oak Ridge Global Equity Fund Class I~~		
	~~Neil A. Cummins~~ ~~Lake Forest, IL 60045~~	~~99.80%~~
~~Oak Ridge Disciplined Growth Fund Class I~~		
	~~Robert A. Paul 1992 Trust~~ ~~Vero Beach, FL 32963~~	~~64.96%~~
	~~Robert O. McVicker~~ ~~Chicago, IL 60654~~	~~34.87%~~
~~Oak Ridge Large Cap Growth Fund Class A~~		
	~~Raymond James and Associates Inc.~~ ~~St. Petersburg, FL~~	~~15.92%~~
	~~National Financial Services LLC~~ ~~Jersey City, NJ 07310~~	~~7.46%~~
	~~Morgan Stanley~~ ~~Jersey City, NJ 07311~~	~~7.43%~~

Fund	Shareholder	Percentage of Total Outstanding Shares of the Class as of ~~September 2, 2016~~[ ], 2017
~~Oak Ridge Large Cap Growth Fund Class C~~		
	~~Morgan Stanley~~ ~~Jersey City, NJ 07311~~	~~36.95%~~
	~~Merrill Lynch Pierce, Fenner & Smith~~ ~~Jacksonville, FL 32246~~	~~23.74%~~
	~~First Clearing~~ ~~Saint Louis, MO 63103~~	~~8.48%~~
	~~UBS WM USA~~ ~~Jersey City, NJ 07310~~	~~5.83%~~
	~~Pershing~~ ~~Jersey City, NJ 07399~~	~~5.50%~~
~~Oak Ridge Large Cap Growth Fund Class I~~		
	~~National Financial Services LLC~~ ~~Jersey City, NJ 07310~~	~~39.48%~~
	~~UBS WM USA~~ ~~Jersey City, NJ 07310~~	~~24.21%~~
	~~First Clearing~~ ~~Saint Louis, MO 63103~~	~~9.19%~~
	~~Morgan Stanley~~ ~~Jersey City, NJ 07311~~	~~6.46%~~
	~~Merrill Lynch Pierce, Fenner & Smith~~ ~~Jacksonville, FL 32246~~	~~5.34%~~
	~~Charles Schwab and Co. Inc.~~ ~~San Francisco, CA 94105~~	~~5.30%~~

[As of ~~September 2, 2016~~[ ], 2017, the Trustees and officers of the Trust as a group did not own more than 1% of the outstanding shares of the ~~Funds~~Fund. Furthermore, neither the Independent Trustees, nor members of their immediate families, own securities beneficially or of record in the Advisor, the ~~Sub-Advisor, the Funds'~~Fund's distributor, IMST Distributors, LLC (the "Distributor"), or any of their respective affiliates~~.~~.]

The Advisor

Oak Ridge Investments, LLC located at 10 South LaSalle Street, Chicago, Illinois, 60603, acts as investment advisor to the Funds pursuant to an Investment Advisory Agreement (the "Advisory Agreement").

Subject to such policies as the Board of Trustees may determine, the Advisor is ultimately responsible for investment decisions for the Funds. Pursuant to the terms of the Advisory Agreement, the Advisor provides the Funds with such investment advice and supervision as it deems necessary for the proper supervision of the Funds' investments. The Advisor also continuously monitors and maintains the Funds' investment criteria and determines from time to time what securities may be purchased by the Funds.

The Advisory Agreement will remain in effect ~~with respect to each Fund~~ for an initial two-year period. After the initial two-year period, the Advisory Agreement will continue in effect with respect to ~~a~~the Fund from year to year only if such continuance is specifically approved at least annually by the Board or by vote of a majority of the Fund's outstanding voting securities and by a majority of the Trustees who are not parties to the Advisory Agreement or interested persons of any such party, at a meeting called for the purpose of voting on the Advisory Agreement. The Advisory Agreement is terminable without penalty by the Trust on behalf of ~~a~~the Fund, upon giving the Advisor 60 days' notice when authorized either by a majority vote of the Fund's shareholders or by a vote of a majority of the Board, or by the Advisor on 60 days written notice, and will automatically terminate in the event of its "assignment" (as defined in the 1940 Act). The Advisory Agreement provides that the Advisor shall not be liable for any error of judgment or for any loss suffered by the Trust in connection with the Advisory Agreement, except for a loss resulting from a breach of fiduciary duty, or for a loss resulting from willful misfeasance, bad faith or gross negligence in the performance of its duties, or from reckless disregard by the Advisor of its duties under the Advisory Agreement.

In consideration of the services to be provided by the Advisor pursuant to the Advisory Agreement, the Advisor is entitled to receive from ~~each~~the Fund an investment advisory fee computed daily and paid monthly based on an annual rate equal to a percentage of ~~each~~the Fund's average daily net assets specified in the Prospectus.

~~The~~ **Sub-Advisor**

~~The Advisor has entered into a sub-advisory agreement with Algert Global LLC with respect to the Oak Ridge International Small Cap Fund, Oak Ridge Dynamic Small Cap Fund and the Oak Ridge Global Equity Fund (the "Sub-Advisory Agreement"). The Sub-Advisor is 100% employee-owned.~~

~~The Advisor compensates the Sub-Advisor out of the investment advisory fees the Advisor receives from the Funds. The Sub-Advisor makes investment decisions for the assets it has been allocated to manage, subject to the overall supervision of the Advisor.~~

~~The Sub-Advisory Agreement will remain in effect with respect to each Fund for an initial two-year period. After the initial two-year period, the Sub-Advisory Agreement will continue in effect from year to year only as long as such continuance is specifically approved at least annually by (i) the Board of Trustees of the Trust or by the vote of a majority of the outstanding voting shares of the Funds, and (ii) by the vote of a majority of the Trustees of the Trust who are not parties to the Sub-Advisory Agreement or interested persons of the Advisor or the Sub-Advisor or the Trust. The Sub-Advisory Agreement may be terminated at any time without the payment of any penalty by the Board of Trustees of the Trust or by the vote of a majority of the outstanding voting shares of the Funds, or by the Sub-Advisor or the Advisor, upon 60 days' written notice to the other party. Additionally, the Sub-Advisory Agreement automatically terminates in the event of its assignment. The Sub-Advisory Agreement provides that the Sub-Advisor shall not be liable for any error of judgment or for any loss suffered by the Trust in connection with the Sub-Advisory Agreement, except for a loss resulting from a breach of fiduciary duty, or for a loss resulting from willful misfeasance, bad faith or gross negligence in the performance of its duties, or from reckless disregard by the Sub-Advisor of its duties under the Sub-Advisory Agreement.~~

Fund Expenses

~~Each~~The Fund is responsible for its own operating expenses (all of which will be borne directly or indirectly by the Fund's shareholders), including among others, legal fees and expenses of counsel to the Fund and the Fund's independent trustees; insurance (including trustees' and officers' errors and omissions insurance);

auditing and accounting expenses; taxes and governmental fees; listing fees; dues and expenses incurred in connection with membership in investment company organizations; fees and expenses of the Fund's custodians, administrators, transfer agents, registrars and other service providers; expenses for portfolio pricing services by a pricing agent, if any; expenses in connection with the issuance and offering of shares; expenses relating to investor and public relations; expenses of registering or qualifying securities of the Fund for public sale; brokerage commissions and other costs of acquiring or disposing of any portfolio holding of the Fund; expenses of preparation and distribution of reports, notices and dividends to shareholders; expenses of the dividend reinvestment plan; compensation and expenses of trustees; any litigation expenses; and costs of shareholders' and other meetings.

The Advisor has contractually agreed to waive its fees and/or pay for operating expenses of ~~each~~the Fund to ensure that the total annual fund operating expenses (excluding, as applicable, any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) ~~to the limit set forth in the Expense Table in the Prospectus (the "expense cap").~~do not exceed [___]%, [___]% and [___]% of the average daily net assets of Class A shares, Class C shares and Class I shares of the Fund, respectively. This agreement is effective until September 30, 2026 and it may be terminated before that date only by the Board of Trustees. Prior to [_____], 2017, the limits were 1.20%, 2.10% and 1.17% for Class A, Class C and Class I, respectively.

~~For the Oak Ridge Small Cap Growth Fund, this agreement is in effect until September 30, 2017, and it may be terminated before that date only by the Trust's Board of Trustees. For the Oak Ridge International Small Cap Fund, Oak Ridge Dynamic Small Cap Fund, Oak Ridge Large Cap Growth Fund, Oak Ridge Dividend Growth Fund, Oak Ridge Technology Insights Fund, Oak Ridge Disciplined Growth Fund and Oak Ridge Global Equity Fund, this agreement is in effect until September 30, 2026, and may be terminated or amended prior to the end of the term with the approval of the Trust's Board of Trustees.~~

	~~Expense Cap as percent of the average daily net assets~~
~~Oak Ridge Small Cap Growth Fund~~	
~~Class A~~	~~1.40%~~
~~Class C~~	~~2.30%~~
~~Class I~~	~~1.05%~~
~~Class K~~	~~0.92%~~
~~Oak Ridge International Small Cap Fund~~	
~~Class A~~	~~1.50%~~
~~Class I~~	~~1.25%~~
~~Oak Ridge Dynamic Small Cap Fund~~	
~~Class A~~	~~1.40%~~
~~Class I~~	~~1.15%~~
~~Oak Ridge Technology Insights Fund~~	
~~Class A~~	~~1.35%~~
~~Class I~~	~~1.10%~~

Oak Ridge Global Equity Fund
    Class A   1.40%
    Class I   1.15%

Oak Ridge Disciplined Growth Fund
    Class A   1.20%
    Class I   0.95%

Oak Ridge Large Cap Growth Fund
    Class A   1.20%
    Class C   2.10%
    Class I   1.17%

Oak Ridge Dividend Growth Fund
    Class A   1.25%
    Class I   1.00%

Any reduction in advisory fees or payment of ~~Fund~~the Fund's expenses made by the Advisor in a fiscal year may be reimbursed by ~~such~~the Fund for a period ending three full fiscal years after the date of reduction or payment if the Advisor so requests. This reimbursement may be requested from ~~a~~the Fund if the aggregate amount of operating expenses for ~~such~~a fiscal year, as accrued each month, does not exceed the lesser of (a) the limitation on Fund expenses in effect at the time of the relevant reduction in advisory fees or payment of ~~a~~the Fund's expenses, or (b) the limitation on Fund expenses at the time of the request. However, the reimbursement amount may not exceed the total amount of fees waived and/or Fund expenses paid by the Advisor and will not include any amounts previously reimbursed to the Advisor by ~~a~~the Fund. Any such reimbursement is contingent upon the Board's subsequent review of the reimbursed amounts. ~~A~~ The Fund must pay current ordinary operating expenses before the Advisor is entitled to any reimbursement of fees and/or Fund expenses.

The ~~Funds~~Fund paid the following advisory fees to the Advisor:

	Advisory Fees Accrued	Advisory Fees (Waived)/ Recoupment	Advisory Fee Retained
Oak Ridge ~~Small Cap Growth~~Multi Strategy Fund			
For the period October 17, 2014 (date of reorganization) through November 30, 2014	$2,203,593	$(10,817)	$2,192,776
For the period December 1, 2014 through May 31, 2015	9,553,171	10,817	9,563,988
For the fiscal year ended May 31, 2016	19,255,130	(933,200)	18,321,930
Oak Ridge International Small Cap Fund			
For the period September 30, 2015 (commencement date) through May 31, 2016	176,891	(153,563)	23,328

	Advisory Fees Accrued	Advisory Fees (Waived)/ Recoupment	Advisory Fee Retained
Oak Ridge Dynamic Small Cap Fund			
For the period September 30, 2015 (commencement date) through May 31, 2016	3,694	(3,694)	0
Oak Ridge Large Cap Growth Fund			
For the period October 17, 2014 (date of reorganization) through November 30, 2014	$72,171	($(23,454)	$48,717
For the period December 1, 2014 through May 31, 2015	$299,748	($(111,320)	$188,428
For the fiscal year ended May 31, 2016	$551,243	($(172,572)	$378,671
Oak Ridge Dividend Growth Fund			
For the period June 28, 2013 (commencement date) through May 31, 2014	2,000	(2,000)	0
For the fiscal year ended May 31, 20152017	2,630$	(2,630)$	0$
For the fiscal year ended May 31, 2016	2,979	(2,979)	0

The Oak Ridge Technology Insights Fund, the Oak Ridge Disciplined Growth Fund and the Oak Ridge Global Equity Fund commenced operations on July 29, 2016.

Portfolio Managers

The Oak Ridge Small Cap GrowthMulti Strategy Fund, Oak Ridge Large Cap Growth Fund and Oak Ridge Disciplined Growth Fund are is managed by David M. Klaskin and Robert G. McVicker.

The Oak Ridge Dividend Growth Fund is managed by David M. Klaskin.

The Oak Ridge Technology Insights Fund is managed by Robert Corman.

The Oak Ridge Dynamic Small Cap Fund is managed by Peter Algert, Ian Klink and Bram Zeigler.

The Oak Ridge International Small Cap Fund and Oak Ridge Global Equity Fund are managed by Peter Algert and Bram Zeigler.

Other Accounts Managed by the Portfolio Managers. InformationAs of May 31, 2017, information on these other accounts managed by the Fund's portfolio managers is as follows, as of May 31, 2016..

David M. Klaskin

			With Advisory Fee based on performance	
Type of Accounts	**Number of Accounts**	**Total Assets ($ millions)($)**	**Number of Accounts**	**Total Assets ($ million)($)**
Registered Investment Companies	0	0	0	0
Other Pooled Investments	0	0	0	0
Other Accounts	4,757	1,655	0	0

Robert G. McVicker

Type of Accounts	Number of Accounts	Total Assets ($ million)($)	With Advisory Fee based on performance Number of Accounts	With Advisory Fee based on performance Total Assets ($ million)($)
Registered Investment Companies	0	0	0	0
Other Pooled Investments	0	0	0	0
Other Accounts	4,749	1,649	0	0

Robert Corman

Type of Accounts	Number of Accounts	Total Assets ($ million)	With Advisory Fee based on performance Number of Accounts	With Advisory Fee based on performance Total Assets ($ million)
Registered Investment Companies	0	0	0	0
Other Pooled Investments	0	0	0	0
Other Accounts	0	0	0	0

Peter Algert

Type of Accounts	Number of Accounts	Total Assets ($ million)	With Advisory Fee based on performance Number of Accounts	With Advisory Fee based on performance Total Assets ($ million)
Registered Investment Companies	2	24	0	0
Other Pooled Investments	0	0	2	406
Other Accounts	8	220	0	0

Ian Klink

Type of Accounts	Number of Accounts	Total Assets ($ million)	With Advisory Fee based on performance Number of Accounts	With Advisory Fee based on performance Total Assets ($ million)
Registered Investment Companies	2	24	0	0
Other Pooled Investments	0	0	2	406
Other Accounts	8	220	0	0

Bram Zeigler

Type of Accounts	Number of Accounts	Total Assets ($ million)	With Advisory Fee based on performance Number of Accounts	With Advisory Fee based on performance Total Assets ($ million)
Registered Investment Companies	2	24	0	0
Other Pooled Investments	0	0	2	406

Other Accounts 8 220 0 0

Material Conflicts of Interest. Actual or apparent conflicts of interest may arise when a portfolio manager has day-to-day management responsibilities with respect to more than one fund or other account. Where conflicts of interest arise between a Fund and other accounts managed by the portfolio manager, the Advisor will proceed in a manner that ensures that the Fund will not be treated less favorably. There may be instances where similar portfolio transactions may be executed for the same security for numerous accounts managed by the portfolio managers. In such instances, securities will be allocated in accordance with the Advisor's ~~or Sub-Advisor's~~ trade allocation policy.

Compensation. Each portfolio manager receives a base salary and may receive an annual bonus based on profitability of the firm. In addition, Messrs. Klaskin~~,~~ and McVicker~~, Algert, and Ziegler~~ are each an equity owner of the ~~Advisor or Sub-~~Advisor and shares in that firm's profits. The portfolio managers' compensation arrangements are not determined on the basis of the performance of specific funds or accounts ~~managed.~~manage

Ownership of the ~~Funds~~Fund by the Portfolio ~~Manager.~~Managers. The following chart sets forth the dollar range of Fund shares owned by each portfolio manager in ~~each~~the Fund as of ~~May 31, 2016~~the date of this SAI.

~~Name of Portfolio Manager~~	~~Dollar Range of Fund Shares Owned In~~							
	~~Oak Ridge Small Cap Growth Fund~~	~~Oak Ridge International Small Cap Fund~~	~~Oak Ridge Dynamic Small Cap Fund~~	~~Oak Ridge Technology Insights Fund~~	~~Oak Ridge Global Equity Fund~~	~~Oak Ridge Disciplined Growth Fund~~	~~Oak Ridge Large Cap Growth Fund~~	~~Oak Ridge Dividend Growth Fund~~
~~David M. Klaskin~~**Name of Portfolio Manager**	~~$500,001-$~~**Dollar Range of Securities in the Fund (None, $1-$10,000, $10,001-$50,000, $50,001-$100,000, $100,001 - $500,000, $500,001 - $1,000,000, Over $1,000,000)**				$100,001-$500,000			
David M. Klaskin				Over $1,000,000				
Robert G. McVicker				$10,001-$50,000				
~~Robert Corman~~	~~—~~	~~—~~	~~—~~	~~$100,001-$500,000~~	~~—~~	~~—~~	~~—~~	~~—~~
~~Peter Algert~~	~~—~~	~~—~~	~~$100,001-$500,000~~	~~—~~	~~—~~	~~—~~	~~—~~	~~—~~
~~Ian Klink~~	~~—~~	~~—~~	~~$10,001-$50,000~~	~~—~~	~~—~~	~~—~~	~~—~~	~~—~~
~~Bram Zeigler~~	~~—~~	~~$10,001-$50,000~~	~~$10,001-$50,000~~	~~—~~	~~—~~	~~—~~	~~—~~	~~—~~

Service Providers

Pursuant to a Co-Administration Agreement (the "Co-Administration Agreement"), UMB Fund Services, Inc. ("UMBFS"), 235 West Galena Street, Milwaukee, Wisconsin 53212, and Mutual Fund Administration, LLC ("MFAC"), 2220 E. Route 66, Suite 226, Glendora, California 91740 (collectively the "Co-Administrators"), act as co-administrators for the ~~Funds.~~Fund. The Co-Administrators provide certain administrative services to the ~~Funds~~Fund, including, among other responsibilities, coordinating the negotiation of contracts and fees with, and the monitoring of performance and billing of, the ~~Funds'~~Fund's independent contractors and agents; preparing for signature by an officer of the Trust of all documents required to be filed for compliance with applicable laws and regulations including those of the securities laws of various states; arranging for the computation of performance data, including net asset value and yield; arranging for the maintenance of books and records of the ~~Funds~~Fund; and providing, at their own expense, office facilities, equipment and personnel necessary to carry out their duties. In this capacity, the Co-Administrators do not have any responsibility or authority for the management of the ~~Funds~~Fund, the determination of investment policy, or for any matter pertaining to the distribution of Fund shares. The Co-Administration Agreement provides that neither Co-Administrator shall be liable for any error of judgment or mistake of law or for any loss suffered by the Trust or its series, except for losses resulting from a Co-Administrator's willful misfeasance, bad faith or negligence in the performance of its duties or from reckless disregard by it of its obligations and duties under the Agreement.

As compensation for their services, the ~~Oak Ridge Small Cap Growth~~ Fund~~, Oak Ridge International Small Cap Fund, Oak Ridge Dynamic Small Cap Fund, Oak Ridge Large Cap Growth Fund, Oak Ridge Dividend Growth Fund, Oak Ridge Technology Insights Fund, Oak Ridge Disciplined Growth Fund and Oak Ridge Global Equity Fund pay~~ pays the Co-Administrators an administration fee payable monthly at the annual rate ~~of 0.04%~~set forth below as a percentage of ~~a~~the Fund's average daily net assets~~.~~:

Net Assets	Rate
First $150 million	0.10%
Next $100 million	0.08%
Thereafter	0.05%

The ~~Funds~~Fund paid the following co-~~administration~~administrator fees:

	Co-Administration Fees
Oak Ridge ~~Small Cap Growth~~Multi Strategy Fund	
~~For the period October 17, 2014 (date of reorganization) through November 30, 2014~~	~~$110,324~~
~~For the period December 1, 2014 through May 31, 2015~~	~~$473,579~~
~~For the fiscal year ended May 31, 2016~~	~~$929,940~~
~~**Oak Ridge International Small Cap Fund**~~	
~~For the period September 30, 2015 (commencement date) through May 31, 2016~~	~~$20,828~~
~~**Oak Ridge Dynamic Small Cap Fund**~~	
~~For the period September 30, 2015 (commencement date) through May 31, 2016~~	~~$21,827~~
~~**Oak Ridge Large Cap Growth Fund**~~	
For the period October 17, 2014 (date of reorganization) through November 30, 2014	$ 5,484
For the period December 1, 2014 through May 31, 2015	$23,037
For the fiscal year ended May 31, 2016	$43,603
~~**Oak Ridge Dividend Growth Fund**~~	
~~For the period June 28, 2013 (commencement date) through May 31, 2014~~	~~$35,585~~
For the fiscal year ended May 31, ~~2015~~2017	$~~44,402~~
~~For the fiscal year ended May 31, 2016~~	~~$37,245~~

~~The Oak Ridge Technology Insights Fund, Oak Ridge Disciplined Growth Fund and Oak Ridge Global Equity Fund commenced operations on July 29, 2016.~~

UMBFS also acts as the Trust's fund accountant, transfer agent and dividend disbursing agent pursuant to separate agreements.

UMB Bank, n.a. (the "Custodian"), an affiliate of UMBFS, is the custodian of the assets of the ~~Funds~~Fund pursuant to a custody agreement between the Custodian and the Trust, whereby the Custodian provides services for fees on a transactional basis plus out-of-pocket expenses. The Custodian's address is 928 Grand Boulevard, Kansas City, Missouri 64106. The Custodian does not participate in decisions pertaining to the purchase and sale of securities by the ~~Funds~~Fund.

~~Tait, Weller & Baker LLP, 1818 Market Street, Suite 2400, Philadelphia, Pennsylvania 19103,~~[_____] is the independent registered public accounting firm for the ~~Funds.~~Fund. Its services include auditing the ~~Funds'~~Fund's financial statements and the performance of related tax services.

Morgan, Lewis & Bockius LLP ("Morgan Lewis"), 300 South Grand Avenue, 22nd Floor, Los Angeles, California 90071, serves as counsel to the Trust ~~and provides counsel on legal matters relating to the Funds. Morgan Lewis also serves as independent~~.

Paul Hastings LLP ("Paul Hastings"), 55 Second Street, 24th Floor, San Francisco, California 94105, serves as legal counsel to the Independent Trustees.

Distributor and the Distribution Agreement

IMST Distributors, LLC is the distributor (also known as the principal underwriter) of the shares of the ~~Funds~~Fund and is located at Three Canal Plaza, Suite 100, Portland, Maine 04101. The Distributor is a registered broker-dealer and is a member of FINRA. The Distributor is not affiliated with the Trust, the Advisor~~, the Sub-Advisor~~ or any other service provider for the ~~Funds~~Fund.

Under a Distribution Agreement with the Trust dated January 1, 2013 (the "Distribution Agreement"), the Distributor acts as the agent of the Trust in connection with the continuous offering of shares of the ~~Funds.~~Fund. The Distributor continually distributes shares of the ~~Funds~~Fund on a best efforts basis. The Distributor has no obligation to sell any specific quantity of Fund shares. The Distributor and its officers have no role in determining the investment policies or which securities are to be purchased or sold by the Trust.

The Distributor may enter into agreements with selected broker-dealers, banks or other financial intermediaries for distribution of shares of the ~~Funds.~~Fund. With respect to certain financial intermediaries and related fund "supermarket" platform arrangements, the ~~Funds~~Fund and/or the Advisor, rather than the Distributor, typically enter into such agreements. These financial intermediaries may charge a fee for their services and may receive shareholder service or other fees from parties other than the Distributor. These financial intermediaries may otherwise act as processing agents and are responsible for promptly transmitting purchase, redemption and other requests to the ~~Funds.~~Fund.

Investors who purchase shares through financial intermediaries will be subject to the procedures of those intermediaries through which they purchase shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Information concerning any charges or services will be provided to customers by the financial intermediary through which they purchase shares. Investors purchasing shares of the ~~Funds~~Fund through financial intermediaries should acquaint themselves with their financial intermediary's procedures and should read the Prospectus in conjunction with any materials and information provided by their financial intermediary. The financial intermediary, and not its customers, will be the shareholder of record, although customers may have the right to vote shares depending upon their arrangement with the financial intermediary. The Distributor does not receive compensation from the ~~Funds~~Fund for its distribution services except the distribution/service fees with respect to the shares of those classes for which a Rule 12b-1 distribution plan is effective. The Advisor pays the Distributor a fee for certain distribution-related services.

The Distribution Agreement has an initial term of up to two years and will continue in effect only if such continuance is specifically approved at least annually by the Board or by vote of a majority of the ~~Funds'~~Fund's outstanding voting securities in accordance with the 1940 Act. The Distribution Agreement is terminable without penalty by the Trust on behalf of ~~a~~the Fund on no less than 60 days' written notice when authorized either by a vote of a majority of the outstanding voting securities of ~~a~~the Fund or by vote of a majority of the members of the Board who are not "interested persons" (as defined in the 1940 Act) of the Trust and have no direct or indirect financial interest in the operation of the Distribution Agreement, or by the Distributor, and will automatically terminate in the event of its "assignment" (as defined in the 1940 Act). The Distribution Agreement provides that the Distributor shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the performance of the Distributor's obligations and duties under the Distribution Agreement, except a loss resulting from the Distributor's willful misfeasance, bad faith or gross negligence in the performance of such duties and obligations, or by reason of its reckless disregard thereof.

The following table shows the aggregate amount of brokerage commissions paid and amounts received by the Distributor:

	Amount of Commissions	Amount Received
Oak Ridge ~~Small Cap Growth~~Multi Strategy Fund		
~~For the period October 17, 2014 (date of reorganization) through November 30, 2014~~	~~$403,461~~	~~$69,179~~
~~For the period December 1, 2014 through May 31, 2015~~	~~164,629~~	~~19,856~~
~~For the fiscal year ended May 31, 2016~~	~~244,951~~	~~24,244~~
~~**Oak Ridge International Small Cap Growth Fund**~~		
~~For the period September 30, 2015 (commencement date) through May 31, 2016~~	~~$690~~	~~$90~~
~~**Oak Ridge Large Cap Growth Fund**~~		
For the period October 17, 2014 (date of reorganization) through November 30, 2014	$49,095	$8,646
For the period December 1, 2014 through May 31, 2015	7,252	953
For the fiscal year ended May 31, 2016	13,119	1,727

~~The Oak Ridge Technology Insights Fund, Oak Ridge Disciplined Growth Fund and Oak Ridge Global Equity Fund commenced operations on July 29, 2016.~~
For the fiscal year ended May 31, 2017

Pursuant to the Distribution Agreement, amounts received by the Distributor are not held for profit by the Distributor, but instead are used to pay for and/or reimburse the Advisor for distribution related expenditures.

Rule 12b-1 Plan

The Trust has adopted a plan pursuant to Rule 12b-1 under the 1940 Act (the "12b-1 Plan") that provides for Fund assets to be used for the payment for distribution services for Class A shares and Class C shares. ~~The 12b-1 Plan provides~~The 12b-1 Plan provides alternative methods for paying sales charges and may help the Fund grow or maintain asset levels to provide operational efficiencies and economies of scale. The 12b-1 Plan also provides for the payment of service fees in connection with the provision of post-sales shareholder liaison services to holders of Class A shares and Class C shares, as defined in FINRA regulations, including personal services such as responding to customer inquiries, and services related to the maintenance of shareholder accounts. Because 12b-1 fees are paid out of Fund assets attributable to Class A shares and Class C shares on an ongoing basis, they will, over time, increase the cost of an investment and may cost more than other types of sales charges.

The 12b-1 Plan provides that the distribution fees paid by Class A shares and Class C shares of ~~a~~the Fund may be used to pay for any expenses primarily intended to result in the sale of shares of such Class, including, but not limited to: (a) costs of payments, including incentive compensation, made to agents for and consultants to the Distributor or the Trust, including pension administration firms that provide distribution services and broker-dealers that engage in the distribution of the shares of such Class of the Fund; (b) payments made to, and expenses of, persons who provide support services in connection with the distribution of shares of such Class of the Fund; (c) payments made pursuant to any dealer agreements between the Distributor and certain broker-dealers, financial institutions and other service providers with respect to such Class of the Fund; (d) costs relating to the formulation and implementation of marketing and promotional activities; (e) costs of printing and distributing prospectuses, statements of additional information and reports of the Fund to prospective shareholders of such Class of the Fund; (f) costs involved in preparing, printing and distributing sales literature pertaining to such Class of the Fund; (g) costs involved in obtaining such information, analyses and reports with respect to marketing and promotional activities that the Trust may deem advisable with respect to such Class of the Fund, and (h) reimbursement to the Advisor for expenses advanced on behalf of the Fund or Class with respect to such activities. The 12b-1 Plan is a compensation plan, which means that the Distributor is compensated regardless of its expenses, as opposed to a reimbursement plan which reimburses only for expenses incurred. The Distributor does not retain any 12b-1 fees for profit. All 12b-1 fees are held in a retention account by the Distributor to pay for and/or reimburse the Advisor for distribution related expenditures.

The 12b-1 Plan may not be amended to materially increase the amount to be paid by ~~a~~the Fund's Class A shares or Class C shares for distribution services without the vote of a majority of the outstanding voting securities of such shares. The 12b-1 Plan shall continue in effect indefinitely, with respect to a Class, provided that such continuance is approved at least annually by a vote of a majority of the Trustees, including the Independent Trustees, cast in person at a meeting called for such purpose or by vote of at least a majority of the outstanding voting securities of such Class. The 12b-1 Plan may be terminated with respect to a Class at any time without penalty by vote of a majority of the Independent Trustees or by vote of the majority of the outstanding voting securities of such Class.

If the 12b-1 Plan is terminated for ~~a~~the Fund's Class A shares or Class C shares in accordance with its terms, the obligation of the Fund to make payments ~~to the Distributor~~ pursuant to the 12b-1 Plan will cease and the Fund will not be required to make any payments past the termination date. Thus, there is no legal obligation for a Fund to pay any expenses incurred by the Distributor other than fees already payable under the 12b-1 Plan, if the 12b-1 Plan is terminated in accordance with its terms for any reason.

The following table shows the 12b-1 fees paid pursuant to the 12b-1 Plan:

	12b-1 Fees
Oak Ridge ~~Small Cap Growth~~Multi Strategy Fund	~~$1,802,263~~$[ ]
~~Oak Ridge International Small Cap Fund*~~	~~346~~
~~Oak Ridge Dynamic Small Cap Fund*~~	~~34~~
~~Oak Ridge Large Cap Growth Fund~~	~~272,518~~
~~Oak Ridge Dividend Growth Fund~~	~~209~~

~~*   For the period September 30, 2015 (commencement date), through May 31, 2016.~~

~~The Oak Ridge Technology Insights Fund, Oak Ridge Disciplined Growth Fund and Oak Ridge Global Equity Fund commenced operations on July 29, 2016.~~

Shareholder Service Plan

~~The Board has adopted, on behalf of the Funds, a Shareholder Service Plan (the "Service Plan") under which the Advisor will provide, or arrange for others (such as banks, trust companies, broker-dealers and other financial intermediaries (each, a "Service Organization")) to provide, certain specified non-distribution shareholder servicing functions for the Funds' shares owned by its respective customers, including but not limited to (a) establishing and maintaining accounts and records relating to customers who invest in the Fund;~~

(b) aggregating and processing orders involving Fund shares; (c) processing dividend and other distribution payments from the Fund on behalf of customers; (d) preparing tax reports or forms on behalf of customers; (e) forwarding communications from the Fund; (f) providing sub-accounting with respect to Fund shares; (g) providing customers with a service that invests the assets of their accounts in Fund shares pursuant to specific or pre-authorized instructions; and (h) providing such other similar services as the Advisor may reasonably request to the extent it or a Service Organization is permitted to do so under applicable statutes, rules or regulations. A Fund will pay the Advisor or Service Organizations, as applicable, at an annual rate of up to 0.15% of the Fund's average daily net assets, payable monthly. The Oak Ridge Small Cap Growth Fund and Oak Ridge Large Cap Growth Fund have not adopted a Shareholder Service Plan.

For the fiscal year ended May 31, 2016, the Funds paid the following shareholder servicing fees:

Oak Ridge International Small Cap Fund*	$5,117
Oak Ridge Dynamic Small Cap Fund*	$408
Oak Ridge Dividend Growth Fund	$109

* For the period September 30, 2015 (commencement date), through May 31, 2016.

The Oak Ridge Technology Insights Fund, Oak Ridge Disciplined Growth Fund and Oak Ridge Global Equity Fund commenced operations on July 29, 2016.

The Oak Ridge Multi-Strategy Fund has not adopted a Shareholder Service Plan.

Marketing and Support Payments

The Advisor or Sub-Advisor, out of its own resources and without additional cost to the FundsFund or its shareholders, may provide cash payments or other compensation to certain financial intermediaries who sell shares of the FundsFund. These payments are in addition to other fees described in the Funds'Fund's Prospectus and this SAI, and are generally provided for shareholder services or marketing support. Payments for marketing support are typically for inclusion of the Funds on sales lists, including electronic sales platforms. Investors may wish to take these payments into account when considering and evaluating recommendations to purchase shares of the Funds.

Dealer Reallowances

The Funds'Fund's shares are subject to a sales charge that includes a dealer reallowance, which varies depending on how much the shareholder invests. The Distributor pays the appropriate dealer reallowance to dealers who have entered into an agreement with the Distributor to sell shares of the FundsFund. More detailed information on the sales charge and its application is contained in the Prospectus.

PORTFOLIO TRANSACTIONS AND BROKERAGE

PORTFOLIO TRANSACTIONS AND BROKERAGE

Pursuant to the Advisory Agreement and Sub-Advisory Agreement, the Advisor and Sub-Advisor determinedetermines which securities are to be purchased and sold by the FundsFund and which broker-dealers are eligible to execute the Funds'Fund's portfolio transactions. The purchases and sales of securities in the OTCover-the-counter market will generally be executed by using a broker for the transaction.

Purchases of portfolio securities for the ~~Funds~~Fund also may be made directly from issuers or from underwriters. Where possible, purchase and sale transactions will be effected through dealers (including banks) that specialize in the types of securities which the ~~Funds~~Fund will be holding unless better executions are available elsewhere. Dealers and underwriters usually act as principals for their own accounts. Purchases from underwriters will include a concession paid by the issuer to the underwriter and purchases from dealers will include the spread between the bid and the asked price. If the execution and price offered by more than one dealer or underwriter are comparable, the order may be allocated to a dealer or underwriter that has provided research or other services as discussed below.

In placing portfolio transactions, the Advisor ~~and Sub-Advisor~~ will use reasonable efforts to choose broker-dealers capable of providing the services necessary to obtain the most favorable price and execution available. The full range and quality of services available will be considered in making these determinations, such as the size of the order, the difficulty of execution, the operational facilities of the broker-dealer involved, the risk in positioning the block of securities, and other factors. In those instances where it is reasonably determined that more than one broker-dealer can offer the services needed to obtain the most favorable price and execution available, consideration may be given to those broker-dealers which furnish or supply research and statistical information to the Advisor that ~~they~~it may lawfully and appropriately use in ~~their~~its investment advisory capacities, as well as provide other services in addition to execution services. ~~Each the Advisor and the Sub-~~ The Advisor considers such information, which is in addition to and not in lieu of the services required to be performed by it under its Advisory Agreement ~~and Sub-Advisory Agreement~~ with the ~~Funds~~Fund, to be useful in varying degrees, but of indeterminable value.

While it is the ~~Funds'~~Fund's general policy to seek to obtain the most favorable price and execution available in selecting a broker-dealer to execute portfolio transactions for the ~~Funds~~Fund, weight is also given to the ability of a broker-dealer to furnish brokerage and research services as defined in Section 28(e) of the Securities Exchange Act of 1934, as amended, to the ~~Funds~~Fund or to the Advisor ~~or the Sub-Advisor~~, even if the specific services are not directly useful to the ~~Funds~~Fund and may be useful to the Advisor ~~or Sub-Advisor~~ in advising other clients. In negotiating commissions with a broker or evaluating the spread to be paid to a dealer, the ~~Funds~~Fund may therefore pay a higher commission or spread than would be the case if no weight were given to the furnishing of these supplemental services, provided that the amount of such commission or spread has been determined in good faith by the Advisor ~~or Sub-Advisor~~ to be reasonable in relation to the value of the brokerage and/or research services provided by such broker-dealer. The standard of reasonableness is to be measured in light of the Advisor's ~~or Sub-Advisor's~~ overall responsibilities to the ~~Funds.~~Fund.

Investment decisions for ~~a~~the Fund are made independently from those of other client accounts that may be managed or advised by the Advisor ~~or Sub-Advisor.~~. Nevertheless, it is possible that at times, identical securities will be acceptable for both the ~~Funds~~Fund and one or more of such client accounts. In such event, the position of the ~~Funds~~Fund and such client accounts in the same issuer may vary and the holding period may likewise vary. However, to the extent any of these client accounts seek to acquire the same security as the ~~Funds~~Fund at the same time, the ~~Funds~~Fund may not be able to acquire as large a position in such security as it desires, or it may have to pay a higher price or obtain a lower yield for such security. Similarly, the ~~Funds~~Fund may not be able to obtain as high a price for, or as large an execution of, an order to sell any particular security at the same time as the Advisor's ~~or Sub-Advisor's~~ other client accounts.

The ~~Funds do~~Fund does not effect securities transactions through brokers in accordance with any formula, nor ~~do they~~does it effect securities transactions through brokers for selling shares of the ~~Funds.~~Fund. However, broker-dealers who execute brokerage transactions may effect purchase of shares of the ~~Funds~~Fund for their customers. The brokers may also supply the ~~Funds~~Fund with research, statistical and other services.

The ~~Funds~~Fund paid the following brokerage commissions:

	Broker Commissions
Oak Ridge ~~Small Cap Growth~~Multi Strategy Fund	
~~For the period October 17, 2014 (date of reorganization) through November 30, 2014~~	~~$827,512~~
~~For the period December 1, 2014 through May 31, 2015~~	~~927,056~~
~~For the fiscal year ended May 31, 2016~~	~~1,130,942~~
~~**Oak Ridge International Small Cap Fund**~~	
~~For the period September 30, 2015 (commencement date) through May 31, 2016~~	~~$24,119~~
~~**Oak Ridge Dynamic Small Cap Fund**~~	
~~For the period September 30, 2015 (commencement date) through May 31, 2016~~	~~$286~~
~~**Oak Ridge Large Cap Growth Fund**~~	
For the fiscal year ended November 30, 2014	$31,331
For the period December 1, 2014 through May 31, 2015	$9,195
For the fiscal year ended May 31, 2016	$13,686
~~**Oak Ridge Dividend Growth Fund**~~	
~~For the period June 28, 2013 (commencement date) through May 31, 2014~~	~~$87~~
For the fiscal year ended May 31, ~~2015~~2017	~~54~~$
~~For the fiscal year ended May 31, 2016~~	~~25~~

~~The Oak Ridge Technology Insights Fund, Oak Ridge Disciplined Growth Fund and Oak Ridge Global Equity Fund commenced operations on July 29, 2016, therefore, there is no brokerage commission information available.~~

~~The increase in brokerage commissions between the period December 1, 2014 through May 31, 2015 and fiscal year ended May 31, 2016 for the Oak Ridge Small Cap Growth Fund and Oak Ridge Large Cap Growth Fund were due to both Funds having a complete fiscal year.~~

~~**PORTFOLIO TURNOVER**~~

PORTFOLIO TURNOVER

Although ~~each~~the Fund generally will not invest for short-term trading purposes, portfolio securities may be sold without regard to the length of time they have been held when, in the opinion of the Advisor, investment considerations warrant such action. Portfolio turnover rate is calculated by dividing (1) the lesser of purchases or sales of portfolio securities for the fiscal year by (2) the monthly average of the value of portfolio securities owned during the fiscal year. A 100% turnover rate would occur if all the securities in ~~a~~the Fund's portfolio, with the exception of securities whose maturities at the time of acquisition were one year or less, were sold and either repurchased or replaced within one year. A high rate of portfolio turnover (100% or more) generally leads to higher transaction costs and may result in a greater number of taxable transactions. To the extent net short-term capital gains are realized, any distributions resulting from such gains will generally be taxed at ordinary income tax rates for federal income tax purposes. ~~The Oak Ridge Technology Insights Fund, Oak Ridge Disciplined Growth Fund and Oak Ridge Global Equity Fund commenced operations on July 29, 2016; therefore, they do not yet have a portfolio turnover rate.~~

Oak Ridge ~~Small Cap Growth~~Multi Strategy Fund	Portfolio Turnover
~~For the period December 1, 2014 through May 31, 2015~~	~~22%*~~
For the fiscal year ended May 31, 2016	30%
~~Oak Ridge International Small Cap Fund~~	
~~For the period September 30, 2015 (commencement date) through May 31, 2016~~	~~76%~~
~~Oak Ridge Dynamic Small Cap Fund~~	
~~For the period September 30, 2015 (commencement date through May 31, 2016~~	~~78%~~
~~Oak Ridge Large Cap Growth Fund~~	
~~For the period December 1, 2014 through May 31, 2015~~	~~11%*~~
For the fiscal year ended May 31, ~~2016~~2017	~~23%~~
~~Oak Ridge Dividend Growth Fund~~	
~~For the fiscal year ended May 31, 2015~~	~~18%~~
~~For the fiscal year ended May 31, 2016~~	~~11%~~

~~*   Not annualized.~~

~~The Oak Ridge Technology Insights Fund, Oak Ridge Disciplined Growth Fund and Oak Ridge Global Equity Fund commenced operations on July 29, 2016, therefore, there is no portfolio turnover information available.~~

~~PROXY VOTING POLICY~~

PROXY VOTING POLICY

The Board has adopted Proxy Voting Policies and Procedures (the "Trust Policies") on behalf of the Trust, which delegates the responsibility for voting the ~~Funds'~~Fund's proxies to the Advisor ~~and Sub-Advisor, as applicable~~, subject to the Board's continuing oversight. The Trust Policies require that the Advisor ~~and Sub-Advisor~~ vote proxies received in a manner consistent with the best interests of the ~~Funds.~~Fund. The Trust Policies also require the Advisor ~~and Sub-Advisor~~ to present to the Board, at least annually, the Advisor's ~~and Sub-Advisor's~~ Proxy Voting Policies and Procedures (the "~~Advisor's~~Advisor Policies") and a record of each proxy voted by the Advisor ~~and Sub-Advisor~~ on behalf of ~~each~~the Fund, including a report on the resolution of all proxies identified by the Advisor ~~and Sub-Advisor~~ as involving a conflict of interest. See Appendix B for the Trust Policies~~, the Advisor's~~ and Advisor Policies. The Trust Policies and the ~~Sub-Advisor's Policies. The Trust's, Advisor's and Sub-Advisor's~~Advisor Policies are intended to serve as guidelines and to further the economic value of each security held by the ~~Funds.~~Fund. The Trust's CCO will review the Trust Policies~~, the Advisor's Policies~~ and ~~the Sub-Advisor's~~Advisor Policies annually. Each proxy will be considered individually, taking into account the relevant circumstances at the time of each vote.

If a proxy proposal raises a material conflict between the Advisor's ~~or Sub-Advisor's~~ interests and ~~a~~the Fund's interests, the Advisor ~~or Sub-Advisor~~ will resolve the conflict by following the ~~Advisor's or Sub-~~Advisor's policy guidelines or the recommendation of an independent third party.

~~Each~~The Fund is required to annually file Form N-PX, which lists the Fund's complete proxy voting record for the 12-month period ending June ~~30th~~30 of each year. Once filed, the Fund's proxy voting record will be available without charge, upon request, by calling toll-free 1-855-551-5521 and on the SEC's web site at ~~www.sec.gov.~~www.sec.gov.

~~ANTI-MONEY LAUNDERING PROGRAM~~

ANTI-MONEY LAUNDERING PROGRAM

The Trust has established an Anti-Money Laundering Compliance Program (the "Program") as required by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA PATRIOT Act"). In order to ensure compliance with this law, the Program provides for the development and implementation of internal practices, procedures and controls, designation of anti-money laundering compliance officers, an ongoing training program and an independent audit function to determine the effectiveness of the Program.

Procedures to implement the Program include, but are not limited to, determining that the Distributor and the Fund's ~~transfer agent~~Transfer Agent have established proper anti-money laundering procedures, reporting suspicious and/or fraudulent activity, checking shareholder names against designated government lists, including Office of Foreign Assets Control ("OFAC"), and a complete and thorough review of all new opening account applications. The Trust will not transact business with any person or entity whose identity cannot be adequately verified under the provisions of the USA PATRIOT Act.

~~PORTFOLIO HOLDINGS INFORMATION~~

PORTFOLIO HOLDINGS INFORMATION

The Trust has adopted policies and procedures regarding disclosure of portfolio holdings information (the "Disclosure Policy"). The Board of Trustees determined that the adoption of the Disclosure Policy, including the disclosure permitted therein, was in the best interests of the Trust. The Disclosure Policy applies to ~~each~~the Fund, Advisor~~, Sub-Advisor~~ and other internal parties involved in the administration, operation or custody of the ~~Funds~~Fund, including, but not limited to UMBFS, MFAC, the Board of Trustees, counsel to the Trust ~~and~~, Morgan Lewis, counsel to the Independent Trustees, ~~Morgan Lewis~~Paul Hastings, and the ~~Funds'~~Fund's independent registered public accounting firm, ~~Tait Weller & Baker LLP~~[_____] (collectively, the "Service Providers"). Pursuant to the Disclosure Policy, non-public information concerning ~~each~~the Fund's portfolio holdings may be disclosed to its Service Providers only if such disclosure is consistent with the antifraud provisions of the federal securities laws and the fiduciary duties owed by ~~each~~the Fund~~, the Advisor~~ and the ~~Sub-~~Advisor to ~~a Funds'~~the Fund's shareholders. The ~~Funds~~Fund and ~~their~~its Service Providers may not receive compensation or any other consideration (which includes any agreement to maintain assets in the ~~Funds~~Fund or in other investment companies or accounts managed by the Advisor~~, Sub-Advisor~~ or any affiliated person of the ~~Advisors)~~Advisor in connection with the disclosure of portfolio holdings information of ~~a~~the Fund. ~~Each~~ The Fund's Disclosure Policy is implemented and overseen by the CCO of the Trust, subject to the oversight of the Board of Trustees. Periodic reports regarding these procedures will be provided to the Trust's Board.

Portfolio holdings information will be deemed public when it has been (1) posted to ~~a~~the Fund's public website (www.oakridgeinvest.com) or (2) disclosed in periodic regulatory filings on the SEC's website (www.sec.gov). Management of the ~~Funds~~Fund may make publicly available its portfolio holdings on the ~~Funds'~~Fund's public website no earlier than five days after the date of such information (e.g., information as of January 31 may be made available no earlier than February 5).

__Non-Public Portfolio Holdings Information Policy.__ All portfolio holdings information that has not been disseminated in a manner making it available to investors generally as described above is considered non-public portfolio holdings information for the purposes of the Disclosure Policy. Pursuant to the Disclosure Policy, the ~~Funds~~Fund or ~~their~~its Service Providers may disclose non-public portfolio holdings information to certain third parties who fall within pre-authorized categories on a daily basis, with no lag time unless otherwise specified below. These third parties include: (i) the ~~Funds'~~Fund's Service Providers and others who need access to such information in the performance of their contractual or other duties and responsibilities to the ~~Funds~~Fund (e.g., custodians, accountants, the ~~Advisor, Sub-~~Advisor, administrators, attorneys, officers and Trustees) and who are subject to duties of confidentiality imposed by law or contract, (ii) brokers who execute trades for the ~~Funds~~Fund, (iii) evaluation service providers (as described below) and (iv) shareholders receiving in-kind redemptions (as described below).

__Evaluation Service Providers.__ These third parties include mutual fund evaluation services, such as Morningstar, Inc. and Lipper, Inc., if the ~~Funds have~~Fund has a legitimate business purpose for disclosing the information, provided that the third party expressly agrees to maintain the non-public portfolio holdings information in confidence and not to trade portfolio securities based on the non-public portfolio holdings information. Subject to the terms and conditions of any agreement between the ~~Funds~~Fund or ~~their~~its authorized service providers and the third party, if these conditions for disclosure are satisfied, there shall be no restriction on the frequency with which the ~~Funds'~~Fund's non-public portfolio holdings information is released, and no lag period shall apply. In addition, persons who owe a duty of trust or confidence to the ~~Funds~~Fund or ~~their~~its Service Providers (such as legal counsel) may receive non-public portfolio holdings information without entering into a non-disclosure agreement.

__Shareholder In-Kind Distributions.__ ~~Each~~ The Fund may, in certain circumstances, pay redemption proceeds to a shareholder by an in-kind distribution of portfolio securities (instead of cash). In such circumstances, pursuant to the Disclosure Policy, Fund shareholders may receive a complete listing of the portfolio holdings of the Fund up to seven (7) calendar days prior to making the redemption request provided that they represent orally or in writing that they agree to maintain the confidentiality of the portfolio holdings information and not to trade portfolio securities based on the non-public holdings information.

__Other Entities.__ Pursuant to the Disclosure Policy, ~~a~~the Fund~~, the Advisor~~ or the ~~Sub-~~Advisor may disclose non-public portfolio holdings information to a third ~~parties~~party who ~~do~~does not fall within the pre-approved categories, and who are not executing broker-dealers; however, prior to the receipt of any non-public portfolio holdings information by such third party, the recipient must have entered into a non-disclosure agreement and the disclosure arrangement must have been approved by the CCO of the Trust. The CCO will report to the Board of Trustees on a quarterly basis regarding any recipients of non-public portfolio holdings information approved pursuant to this paragraph. There are no other ongoing arrangements as of the date of this SAI.

The Advisor~~, Sub-Advisor~~ and ~~their~~its affiliates may provide investment advice to clients other than the ~~Funds~~Fund that have investment objectives that may be substantially similar to those of the ~~Funds~~Fund. These clients also may have portfolios consisting of holdings substantially similar to those of the ~~Funds~~Fund and generally have access to current portfolio holdings information for their accounts. These clients do not owe the Advisor~~, Sub-Advisor~~ or the ~~Funds~~Fund a duty of confidentiality with respect to disclosure of their portfolio holdings.

Current Arrangements Regarding Disclosure of Portfolio Holdings. As of the date of this SAI, the Trust or ~~at least one of~~ the ~~Funds~~Fund has ongoing business arrangements with the following entities which involve making portfolio holdings information available to such entities as an incidental part of the services they provide to the Trust: (i) ~~Oak Ridge Investments, LLC (~~the Advisor~~), Algert Global LLC (the Sub-Advisor),~~, MFAC and ~~UMBFS~~UMB (the ~~Trust's~~ Co-Administrators) and UMB Bank, ~~n.a~~N.A. (the Custodian) pursuant to investment management, administration and custody agreements, respectively, under which the Trust's portfolio holdings information is provided daily on a real-time basis (i.e.~~,~~. with no time lag); (ii) ~~Tait Weller & Baker LLP~~[___] (independent registered public accounting firm), Morgan, Lewis & Bockius LLP and Paul Hastings (attorneys) and other professionals engaged by the Trust to whom the Trust provides portfolio holdings information on a regular basis with varying lag times after the date of the information~~;~~, and (iii) Glass Lewis and ProxyEdge pursuant to a proxy voting agreement under which the ~~Funds'~~Fund's portfolio holdings information is provided daily, subject to a one-day lag; ~~and~~ (iv) Morningstar, Inc., Lipper Inc., Thomson Financial, Vickers Stock Research Corporation, and Bloomberg L.P., to which the ~~Funds'~~Fund's portfolio holdings information is provided quarterly after the end of the previous fiscal quarter, with a 60-day time lag and no earlier than the date such information is filed on the SEC's EDGAR system on Form N-Q (for the first and third fiscal quarters) or the Annual or Semi-Annual Report is mailed to shareholders (for the second and fourth fiscal quarters), as applicable.

~~DETERMINATION OF NET ASSET VALUE~~

DETERMINATION OF NET ASSET VALUE

The net asset values per share (the "NAVs") of ~~a~~the Fund's shares will fluctuate and are determined as of 4:00 p.m. Eastern Time, the normal close of regular trading on the New York Stock Exchange (the "NYSE") on each day the NYSE is open for trading. The NAVs may be calculated earlier if trading on the NYSE is restricted or if permitted by the SEC. The NYSE annually announces the days on which it will not be open for trading. The most recent announcement indicates that the NYSE will not be open for the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. However, the NYSE may close on days not included in that announcement.

The NAV of each class~~ of each Fund~~ is computed by dividing (a) the difference between the value of the Fund's securities, cash and other assets and the amount of the Fund's expenses and liabilities attributable to the class by (b) the number of shares outstanding in that class (assets − liabilities / # of shares = NAV). Each NAV takes into account all of the expenses and fees of that class of the Fund, including management fees and administration fees, which are accrued daily~~.~~]

$$\frac{\text{Net Assets}}{\text{Shares Outstanding}} \ = \ \text{NAV}$$

An example of how the ~~Funds~~Fund calculated the NAVs as of May 31, ~~2016~~2017, is as follows:

Oak Ridge ~~Small Cap Growth~~Multi Strategy Fund Class A	$\dfrac{\$367{,}214{,}649}{10{,}498{,}613}$	=	$34.02
Oak Ridge ~~Small Cap Growth~~Multi Strategy Fund Class C	$\dfrac{\$71{,}123{,}227}{2{,}622{,}999}$	=	$27.12
Oak Ridge ~~Small Cap Growth~~Multi Strategy Fund Class I	$\dfrac{\$1{,}657{,}047{,}392\$}{47{,}449{,}801}$	=	$34.92
~~Oak Ridge Small Cap Growth Fund Class K~~	$\dfrac{\$141{,}566{,}616}{4{,}083{,}880}$	=	$34.66
~~Oak Ridge International Small Cap Fund Class A~~	$\dfrac{\$2{,}151{,}169}{196{,}492}$	=	$10.95
~~Oak Ridge International Small Cap Fund Class I~~	$\dfrac{\$28{,}430{,}869}{2{,}592{,}542}$	=	$10.97
~~Oak Ridge Dynamic Small Cap Fund Class A~~	$\dfrac{\$31{,}961}{3{,}206}$	=	$9.97
~~Oak Ridge Dynamic Small Cap Fund Class I~~	$\dfrac{\$798{,}860}{80{,}050}$	=	$9.98
~~Oak Ridge Large Cap Growth Fund Class A~~	$\dfrac{\$39{,}346{,}160}{1{,}989{,}892}$	=	$19.77
~~Oak Ridge Large Cap Growth Fund Class C~~	$\dfrac{\$15{,}876{,}106}{889{,}129}$	=	$17.86
~~Oak Ridge Large Cap Growth Fund Class I~~	$\dfrac{\$14{,}171{,}604}{703{,}581}$	=	$20.14
~~Oak Ridge Dividend Growth Fund Class A~~	$\dfrac{\$101{,}203}{8{,}435}$	=	$12.00
~~Oak Ridge Dividend Growth Fund Class I~~	$\dfrac{\$319{,}870}{26{,}481}$	=	$12.08

~~The Oak Ridge Technology Insights Fund, Oak Ridge Disciplined Growth Fund and Oak Ridge Global Equity Fund commenced operations on July 29, 2016.~~

Generally, the ~~Funds'~~Fund's investments are valued at market value or, in the absence of a market value, at fair value as determined in good faith by the Advisor and the Trust's Valuation Committee pursuant to procedures approved by or under the direction of the Board. Pursuant to those procedures, the Board considers, among other things: 1) the last sale price on the securities exchange, if any, on which a security is primarily traded; 2) the mean between the bid and ask prices; 3) price quotations from an approved pricing service (which use information provided by market makers or estimates of market value based on similar securities), and 4) other factors as necessary to determine a fair value under certain circumstances.

The ~~Funds'~~Fund's securities which are traded on securities exchanges are valued at the last sale price on the exchange on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any reported sales, at the mean between the last available bid and ask prices.

Securities that are traded on more than one exchange are valued on the exchange determined by the Advisor to be the primary market. Securities primarily traded in the National Association of Securities Dealers Automated Quotation ("NASDAQ"), National Market System for which market quotations are readily available shall be valued using the NASDAQ Official Closing Price ("NOCP"). If the NOCP is not available, such securities shall be valued at the last sale price on the day of valuation, or if there has not been any sale on such day, at the mean between the bid and ask prices. Over-the-counter ("OTC") securities which are not traded in the NASDAQ National Market System are valued at the most recent trade price.

Stocks that are "thinly traded" or events occurring when a foreign market is closed but the NYSE is open (for example, the value of a security held by athe Fund has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded) may create a situation where a market quote would not be readily available. When a market quote is not readily available, the security's value is based on "fair value" as determined by procedures adopted by the Board. The Board will periodically review the reliability of the Funds'Fund's fair value methodology. The FundsFund may hold portfolio securities, such as those traded on foreign securities exchanges that trade on weekends or other days when the Funds'Fund's shares are not priced. Therefore, the value of the Funds'Fund's shares may change on days when shareholders will not be able to purchase or redeem shares.

Short-term debt obligations with remaining maturities in excess of 60 days are valued at current market prices, as discussed above. Short-term securities with 60 days or less remaining to maturity are, unless conditions indicate otherwise, amortized to maturity based on their cost to the FundsFund if acquired within 60 days of maturity or, if already held by the FundsFund on the 60th day, based on the value determined on the 61st day.

All other assets of the FundsFund are valued in such manner as the Board in good faith deems appropriate to reflect as their fair value.

PURCHASE AND REDEMPTION OF FUND SHARES

PURCHASE AND REDEMPTION OF FUND SHARES

Detailed information on the purchase and redemption of shares is included in the Funds'Fund's Prospectus. Shares of the FundsFund are sold at the next offering price calculated after receipt of an order for purchase. In order to purchase shares of the FundsFund, you must invest the initial minimum investment for the relevant class of shares. However, eachthe Fund reserves the right, in its sole discretion, to waive the minimum initial investment amount for certain investors, or to waive or reduce the minimum initial investment for 401(k) plans or other tax-deferred retirement plans. You may purchase shares on any day that the NYSE is open for business by placing orders with the FundsFund.

EachThe Fund reserves the right to refuse any purchase requests, particularly those that would not be in the best interests of the Fund or its shareholders and could adversely affect the Fund or its operations. This includes those from any individual or group who, in the Fund's view, is likely to engage in or has a history of excessive trading (usually defined as more than four round-trip transactions out of athe Fund within a calendar year). Furthermore, the FundsFund may suspend the right to redeem its shares or postpone the date of payment upon redemption for more than seven calendar days (i) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted; (ii) for any period during which an emergency exists affecting the sale of athe Fund's securities or making such sale or the fair determination of the value of athe Fund's net assets not reasonably practicable; or; (iii) for such other periods as the SEC may permit for the protection of the Fund's shareholders. In addition, if shares are purchased using a check and a redemption is requested before the check has cleared, the FundsFund may postpone payment of the redemption proceeds up to 15 days while the ~~Funds wait~~Fund waits for the check to clear.

Redemptions In Kind

~~.~~ The Trust has filed an election under SEC Rule 18f-1 committing to pay in cash all redemptions by a shareholder of record up to amounts specified by the rule (the lesser of (i) $250,000 or (ii) 1% of ~~a~~the Fund's assets). ~~Each~~ The Fund has reserved the right to pay the redemption price of its shares in excess of the amounts specified by the rule, either totally or partially, by an in-kind distribution of portfolio securities (instead of cash). The securities so distributed would be valued at the same amounts as those assigned to them in calculating the NAV for the Fund shares being redeemed. If a shareholder receives an in-kind distribution, the shareholder could incur brokerage or other charges in converting the securities to cash.

~~No~~The Fund ~~intends~~does not intend to hold any significant percentage of its portfolio in illiquid securities, although ~~each~~the Fund, like virtually all mutual funds, may from time to time hold a small percentage of securities that are illiquid. In the unlikely event ~~a~~the Fund were to elect to make an in-kind redemption, the Fund expects that it would follow the normal protocol of making such distribution by way of a pro rata distribution based on its entire portfolio. If the Fund held illiquid securities, such distribution may contain a pro rata portion of such illiquid securities or the Fund may determine, based on a materiality assessment, not to include illiquid securities in the in-kind redemption. ~~No~~The Fund ~~anticipates~~does not anticipate that it would ever selectively distribute a greater than pro rata portion of any illiquid securities to satisfy a redemption request. If such securities are included in the distribution, shareholders may not be able to liquidate such securities and may be required to hold such securities indefinitely. Shareholders' ability to liquidate such securities distributed in-kind may be restricted by resale limitations or substantial restrictions on transfer imposed by the issuers of the securities or by law. Shareholders may only be able to liquidate such securities distributed in-kind at a substantial discount from their value, and there may be higher brokerage costs associated with any subsequent disposition of these securities by the recipient.

~~FEDERAL INCOME TAX MATTERS~~

FEDERAL INCOME TAX MATTERS

The following is a summary of certain material U.S. federal (and, where noted, state and local) income tax considerations affecting ~~each~~the Fund and its shareholders. The discussion is very general. Current and prospective shareholders are therefore urged to consult their own tax ~~advisors~~advisers with respect to the specific federal, state, local and foreign tax consequences of investing in the ~~Funds~~Fund. The summary is based on the laws in effect on the date of this SAI and existing judicial and administrative interpretations thereof, all of which are subject to change, possibly with retroactive effect.

~~Each~~The Fund is treated as a separate entity from other series of the Trust for federal income tax purposes. ~~Each~~ The Fund has elected to be, and intends to qualify each year for treatment as, a "regulated investment company" under Subchapter M of the Code by complying with all applicable requirements of the Code, including, among other things, requirements as to the sources of ~~each~~the Fund's income, diversification of the Fund's assets and timing of Fund distributions. To so qualify, a Fund must, among other things: (a) derive at least 90% of its gross income in each taxable year from dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock or securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies, and net income derived from interests in "qualified publicly traded partnerships" (i.e., partnerships that are traded on an established securities market or tradable on a secondary market, other than partnerships that derive 90% of their income from interest, dividends, capital gains, and other traditionally permitted mutual fund income); (b) diversify its holdings so that, at the end of each quarter of the Fund's taxable year, (i) at least 50% of the market value of the Fund's assets is represented by cash, securities of other regulated investment companies, U.S. Government securities and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the Fund's assets and not greater than 10% of the outstanding voting securities of such issuer and (ii) not more than 25% of the value of its assets is invested in the securities (other than U.S. Government securities or securities of other regulated investment companies) of any one issuer, in the securities (other than the securities of other regulated investment companies) of any two or more issuers that the Fund controls and that are determined to be engaged in the same or similar trades or businesses or related trades or businesses, or in the securities of one or more "qualified publicly traded partnerships;" and (c) distribute an amount equal to the sum of at least 90% of its investment company taxable income (computed without regard to the dividends-paid deduction) and 90% of its net tax-exempt income, if any, for the tax year (including, for purposes of satisfying this distribution requirement, certain distributions made by the Fund after the close of its taxable year that are treated as made during such taxable year).

As a regulated investment company, ~~no~~the Fund will not be subject to U.S. federal income tax on the portion of its taxable investment income and capital gains that it distributes to its shareholders provided that it satisfies a minimum distribution requirement. In order to also avoid liability for a non-deductible federal excise tax, ~~each~~the Fund must distribute (or be deemed to have distributed) by December 31 of each calendar year at least the sum of (i) 98% of its ordinary income for such year, (ii) 98.2% of the excess of its realized capital gains over its realized capital losses for the 12-month period generally ending on October 31 during such year and (iii) any amounts from the prior calendar year that were not distributed and on which ~~a~~the Fund paid no federal income tax. ~~Each~~ The Fund will be subject to income tax at regular corporate tax rates on any taxable income or gains that it does not distribute to its shareholders. ~~Each Fund's~~The Fund's policy is to distribute to its shareholders all investment company taxable income (determined without regard to the deduction for dividends paid) and any net capital gain (the excess of net long-term capital gain over net short-term capital loss) for each fiscal year in a manner that complies with the distribution requirements of the Code, so that the ~~Funds~~Fund will not be subject to any federal income or excise taxes.

If, for any taxable year, ~~a~~the Fund were to fail to qualify as a regulated investment company or were to fail to meet certain minimum distribution requirements under the Code, it would be taxed in the same manner as an ordinary corporation and distributions to its shareholders would not be deductible by the Fund in computing its taxable income. In addition, in the event of a failure to qualify, ~~a~~the Fund's distributions, to the extent derived from the Fund's current or accumulated earnings and profits, including any distributions of net capital gain (the excess of net long-term capital gain over net short-term capital loss), would be taxable to shareholders as ordinary dividend income for federal income tax purposes. However, such dividends would be eligible, subject to any generally applicable limitations, (i) to be treated as qualified dividend income in the case of shareholders taxed as individuals, and (ii) for the dividends-received deduction in the case of corporate shareholders. Moreover, if ~~a~~the Fund were to fail to qualify as a regulated investment company in any year, it would be required to pay out its earnings and profits accumulated in that year in order to qualify again as a regulated investment company. Under certain circumstances, ~~a~~the Fund may be able to cure a failure to qualify as a regulated investment company, but in order to do so the Fund might incur significant Fund-level taxes and might be forced to dispose of certain assets. If ~~a~~the Fund failed to qualify as a regulated investment company for a period greater than two taxable years, the Fund would generally be required to recognize any net built-in gains with respect to certain of its assets upon a disposition of such assets within ten years of qualifying as a regulated investment company in a subsequent year.

Shareholders generally will be subject to federal income taxes on distributions made by ~~a~~the Fund whether paid in cash or additional shares. Distributions of net investment income (including interest, dividend income and net short-term capital gain in excess of any net long-term capital loss, less certain expenses), other than qualified dividend income, will be taxable to shareholders as ordinary income. Distributions of qualified dividend income generally will be taxed to non-corporate shareholders at the federal income tax rates applicable to net capital gain, provided the Fund reports the amount distributed as qualified dividend income.

In general, dividends may be reported by ~~a~~the Fund as qualified dividend income if they are attributable to qualified dividend income received by the Fund. Qualified dividend income generally means dividend income received from the Fund's investments in common and preferred stock of U.S. companies and stock of certain qualified foreign corporations, provided that certain holding period and other requirements are met by both the Fund and its shareholders. If 95% or more of ~~a~~the Fund's gross income (calculated without taking into account net capital gain derived from sales or other dispositions of stock or securities) consists of qualified dividend income, the Fund may report all distributions of such income as qualified dividend income.

A foreign corporation is treated as a qualified foreign corporation for this purpose if it is incorporated in a possession of the United States or it is eligible for the benefits of certain income tax treaties with the United States and meets certain additional requirements. Certain foreign corporations that are not otherwise qualified foreign corporations will be treated as qualified foreign corporations with respect to dividends paid by them if the stock with respect to which the dividends are paid is readily tradable on an established securities market in the United States. Passive foreign investment companies are not qualified foreign corporations for this purpose. Dividends received by ~~a~~the Fund from REITs generally do not qualify for treatment as qualified dividend income.

Dividends paid by ~~a~~the Fund may qualify in part for the dividends-received deduction available to corporate shareholders, provided the Fund reports the amount distributed as a qualifying dividend and certain holding period and other requirements under the Code are satisfied. The reported amount, however, cannot exceed the aggregate amount of qualifying dividends received by the Fund for its taxable year. Eligibility for qualified dividend income treatment and the dividends-received deduction may be reduced or eliminated if, among other things, (i) the shareholder is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property or (ii) certain holding period requirements are not satisfied at both the Fund and shareholder levels. In addition, qualified dividend income treatment is not available if a shareholder elects to have the dividend income treated as investment income for purposes of the limitation on deductibility of investment interest.

Distributions of net capital gain, if any, that a Fund reports as capital gain dividends will be taxable to non-corporate shareholders as long-term capital gain without regard to how long a shareholder has held shares of the Fund. ~~A~~ The Fund may retain certain amounts of capital gains and designate them as undistributed net capital gain in a notice to its shareholders, who (i) will be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their proportionate shares of the undistributed amounts so designated, (ii) will be entitled to credit their proportionate shares of the income tax paid by the ~~Fund~~fund on those undistributed amounts against their federal income tax liabilities and to claim refunds to the extent such credits exceed their liabilities and (iii) will be entitled to increase their federal income tax basis in their shares by an amount equal to the excess of the amounts of undistributed net capital gain included in their respective income over their respective income tax credits.

Distributions in excess of earnings and profits will, as to each shareholder, be treated as a tax-free return of capital to the extent of the shareholder's basis in his or her Fund shares. A distribution treated as a return of capital will reduce the shareholder's basis in his or her shares, which will result in an increase in the amount of gain (or a decrease in the amount of loss) that will be recognized by the shareholder for tax purposes on a later sale of such shares. After the shareholder's basis is reduced to zero, any distributions in excess of earnings and profits will be treated as a capital gain, assuming the shareholder holds his or her shares as capital assets.

A 3.8% Medicare contribution tax generally applies to all or a portion of the net investment income of a shareholder who is an individual and not a nonresident alien for federal income tax purposes and who has adjusted gross income (subject to certain adjustments) that exceeds a threshold amount ($250,000 if married filing jointly or if considered a "surviving spouse" for federal income tax purposes, $125,000 if married filing separately, and $200,000 in other cases). This 3.8% tax also applies to all or a portion of the undistributed net

investment income of certain shareholders that are estates and trusts. For these purposes, interest, dividends and certain capital gains (among other categories of income) are generally taken into account in computing a shareholder's net investment income.

Distributions are generally taxable when received. However, distributions declared in October, November or December to shareholders of record on a date in such a month and paid the following January are taxable for federal income tax purposes as if received on December 31 of the calendar year in which declared. Distributions are includable in alternative minimum taxable income in computing a shareholder's liability for the federal alternative minimum tax. In addition, certain distributions made after the close of a taxable year of a the Fund may be "spilled back" and treated for certain purposes as paid by the Fund during such taxable year. In such case, shareholders generally will be treated as having received such dividends in the taxable year in which the distributions were actually made. For purposes of calculating the amount of a regulated investment company's undistributed income and gain subject to the 4% excise tax described above, such "spilled back" dividends are treated as paid by the regulated investment company when they are actually paid.

A redemption of Fund shares may result in recognition of a taxable gain or loss. The gain or loss will generally be treated as a long-term capital gain or loss if the shares are held for more than one year, and as a short-term capital gain or loss if the shares are held for one year or less. Any loss realized upon a redemption or exchange of shares held for six months or less will be treated as a long-term capital loss to the extent of any amounts treated as distributions of long-term capital gains during such six-month period. Any loss realized upon a redemption may be disallowed under certain wash sale rules to the extent shares of the same Fund or other substantially identical stock or securities are purchased (through reinvestment of distributions or otherwise) within 30 days before or after the redemption.

If a shareholder recognizes a loss with respect to a the Fund's shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder (or certain greater amounts over a combination of years), the shareholder must file with the Internal Revenue Service (the "IRS") a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases exempted from this reporting requirement, but under current guidance, shareholders of a regulated investment company are not exempted. The fact that a loss is so reportable does not affect the legal determination of whether the taxpayer's treatment of the loss is proper.

A Fund's The Fund's transactions in options and other similar transactions, such as futures, may be subject to special provisions of the Code that, among other things, affect the character of any income realized by the Fund from such investments, accelerate recognition of income to the Fund, defer Fund losses, affect the holding period of the Fund's securities, affect whether distributions will be eligible for the dividends-received deduction or be treated as qualified dividend income and affect the determination of whether capital gain and loss is characterized as long-term or short-term capital gain or loss. These rules could therefore affect the character, amount and timing of distributions to shareholders. These provisions may also require a the Fund to "mark-to-market" certain types of the positions in its portfolio (i.e., treat them as if they were closed out), which may cause the Fund to recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the distribution requirements for avoiding U.S. federal income and excise taxes. Each The Fund will monitor these transactions and will make the appropriate entries in its books and records, and if a the Fund deems it advisable, will make appropriate elections if available in order to mitigate the effect of these rules, prevent disqualification of the Fund as a regulated investment company and minimize the imposition of U.S. federal income and excise taxes.

A Fund's The Fund's transactions in broad based equity index futures contracts, exchange-traded options on such indices and certain other futures contracts are generally considered "Section 1256 contracts" for federal income tax purposes. Any unrealized gains or losses on such Section 1256 contracts are treated as though they were realized at the end of each taxable year. The resulting gain or loss is treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. Gain or loss recognized on actual sales of Section

1256 contracts is treated in the same manner. As noted above, distributions of net short-term capital gain are taxable to shareholders as ordinary income while distributions of net long-term capital gain are taxable to shareholders as long-term capital gain, regardless of how long the shareholder has held shares of the Fund.

A Fund's The Fund's entry into a short sale transaction, an option or certain other contracts, such as futures, could be treated as the constructive sale of an appreciated financial position, causing the Fund to realize gain, but not loss, on the position.

If a the Fund invests in certain pay-in-kind securities, zero coupon securities, deferred interest securities or, in general, any other securities with original issue discount (or with market discount if the Fund elects to include market discount in income currently), the Fund must accrue income on such investments for each taxable year, which generally will be prior to the receipt of the corresponding cash payments. However, a the Fund must distribute, at least annually, all or substantially all of its investment company taxable income (determined without regard to the deduction for dividends paid), including such accrued income to shareholders to avoid federal income and excise taxes. Therefore, a the Fund may have to sell portfolio securities (potentially under disadvantageous circumstances) to generate cash, or may have to undertake leverage by borrowing cash, to satisfy these distribution requirements. Dispositions of portfolio securities may result in additional gains and additional distribution requirements.

If a the Fund invests in a market discount bond, it will be required to treat any gain recognized on the disposition of such market discount bond as ordinary income (instead of capital gain) to the extent of the accrued market discount, unless the Fund elects to include the market discount in income as it accrues as discussed above. A market discount bond is a security acquired in the secondary market at a price below its redemption value (or its adjusted issue price if it is also an original issue discount bond).

A The Fund may be subject to withholding and other taxes imposed by foreign countries, including taxes on interest, dividends and capital gains with respect to its investments in those countries, which would, if imposed, reduce the yield on or return from those investments. Tax treaties between certain countries and the United States may reduce or eliminate such taxes in some cases. So long as a the Fund qualifies for treatment as a regulated investment company and incurs "qualified foreign taxes," if more than 50% of its net assets at the close of its taxable year consist of stock or securities of foreign corporations, the Fund may elect to "pass through" to its shareholders the amount of such foreign taxes paid. If this election is made, information with respect to the amount of the foreign income taxes that are allocated to the Fund's shareholders will be provided to them and any shareholder subject to tax on dividends will be required (i) to include in ordinary gross income (in addition to the amount of the taxable dividends actually received) his/her proportionate share of the foreign taxes paid that are attributable to such dividends; and (ii) either to deduct his/her proportionate share of such foreign taxes in computing his/her taxable income or to claim that amount as a foreign tax credit (subject to applicable limitations) against U.S. income taxes.

Qualified foreign taxes generally include taxes that would be treated as income taxes under U.S. tax regulations but do not include most other taxes, such as stamp taxes, securities transaction taxes, and similar taxes. Shareholders who do not itemize deductions for U.S. federal income tax purposes will not be able to deduct their pro rata portion of qualified foreign taxes paid by the Fund, although such shareholders will be required to include their shares of such taxes in gross income if the Fund makes the election described above. Qualified foreign taxes generally include taxes that would be treated as income taxes under U.S. tax regulations but do not include most other taxes, such as stamp taxes, securities transaction taxes, and similar taxes. No deduction for such taxes will be permitted to individuals in computing their alternative minimum tax liability.

If a the Fund makes the election to pass through qualified foreign taxes and a shareholder chooses to take a credit for the foreign taxes deemed paid by such shareholder, the amount of the credit that may be claimed in any year may not exceed the same proportion of the U.S. tax against which such credit is taken that the shareholder's taxable income from foreign sources (but not in excess of the shareholder's entire taxable income) bears to his entire taxable income. For this purpose, long-term and short-term capital gains a~~the~~ Fund realizes and distributes to shareholders will generally not be treated as income from foreign sources in their hands, nor will distributions of certain foreign currency gains subject to Section 988 of the Code or of any other income realized by the Fund that is deemed, under the Code, to be U.S.-source income in the hands of the Fund. This foreign tax credit limitation may also be applied separately to certain specific categories of foreign-source income and the related foreign taxes. As a result of these rules, which may have different effects depending upon each shareholder's particular tax situation, certain shareholders may not be able to claim a credit for the full amount of their proportionate share of the foreign taxes paid by the Fund. Shareholders who are not liable for U.S. federal income taxes, including tax-exempt shareholders, will ordinarily not benefit from this election. If a~~the~~ Fund does make the election, it will provide required tax information to shareholders. ~~A~~ The Fund generally may deduct any foreign taxes that are not passed through to its shareholders in computing its income available for distribution to shareholders to satisfy applicable tax distribution requirements.

Foreign exchange gains or losses realized by a~~the~~ Fund in connection with certain transactions involving foreign currency-denominated debt securities, certain options and futures contracts relating to foreign currency, foreign currency forward contracts, foreign currencies, or payables or receivables denominated in a foreign currency are subject to Section 988 of the Code, which generally causes such gains or losses to be treated as ordinary gain or loss and may affect the amount, timing and character of distributions to shareholders.

~~A Fund may purchase the securities of certain foreign companies called passive foreign investment companies ("PFICs"). PFICs may be the only or primary means by which a Fund may invest in some countries. If a Fund invests in PFICs, it may be subject to U.S. federal income tax on a portion of any "excess distribution" or gain from the disposition of such shares even if such income is distributed as a taxable dividend to shareholders. Additional charges in the nature of interest may be imposed on either a Fund or shareholders with respect to deferred taxes arising from such distributions or gains. Capital gains on the sale of such holdings will be deemed to be ordinary income regardless of how long such PFICs are held. A "qualified electing fund" election or a "mark to market" election may generally be available that would ameliorate these adverse tax consequences, but such elections could require a Fund to recognize taxable income or gain (subject to the distribution requirements applicable to regulated investment companies, as described above) without the concurrent receipt of cash. In order to satisfy the distribution requirements and avoid a tax on a Fund, the Fund may be required to liquidate portfolio securities that it might otherwise have continued to hold, potentially resulting in additional taxable gain or loss to the Fund. In order for a Fund to make a qualified electing fund election with respect to a PFIC, the PFIC would have to agree to provide certain tax information to the Fund on an annual basis, which it might not agree to do. A Fund may limit and/or manage its holdings in PFICs to limit its tax liability or maximize its return from these investments.~~

~~A~~The Fund is required to withhold (as "backup withholding") a portion of reportable payments, including dividends, capital gain distributions and the proceeds of redemptions and exchanges or repurchases of Fund shares, paid to shareholders who have not complied with certain IRS regulations. The backup withholding rate is 28%. In order to avoid this withholding requirement, shareholders, other than certain exempt entities, must certify on IRS Forms W-9 or on certain other documents, that the Social Security Numbers or other Taxpayer Identification Numbers they provide are their correct numbers and that they are not currently subject to backup withholding, or that they are exempt from backup withholding. ~~A~~The Fund may nevertheless be required to backup withhold if it receives notice from the IRS or a broker that a number provided is incorrect or that backup withholding is applicable as a result of previous underreporting of interest or dividend income.

Ordinary dividends and certain other payments made by a~~the~~ Fund to non-U.S. shareholders are generally subject to withholding tax at a 30% rate (or a lower rate as may be determined in accordance with any applicable treaty). In order to obtain a reduced rate of withholding, a non-U.S. shareholder will be required to provide an IRS Form W-8BEN or similar form certifying its entitlement to benefits under a treaty. The withholding tax does not apply to regular dividends paid to a non-U.S. shareholder who provides an IRS Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. shareholder's conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. shareholder were a U.S. shareholder. A non-U.S. corporation receiving effectively connected dividends may also be subject to additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate).

The 30% withholding tax described in the preceding paragraph generally will not apply to distributions of net capital gain or to redemption proceeds. For Fund taxable years beginning before January 1, 2015, this 30% withholding tax will also not apply, or to dividends that a~~the~~ Fund reports as (a) interest-related dividends, to the extent such dividends are derived from the Fund's "qualified net interest income," or (b) short-term capital gain dividends, to the extent such dividends are derived from the Fund's "qualified short-term gain." "Qualified net interest income" is a~~the~~ Fund's net income derived from U.S.-source interest and original issue discount, subject to certain exceptions and limitations. "Qualified short-term gain" generally means the excess of the net short-term capital gain of a~~the~~ Fund for the taxable year over its net long-term capital loss, if any. In order to qualify for an exemption from withholding, a non-U.S. shareholder will need to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN or other applicable form). Backup withholding will not be applied to payments that are subject to this 30% withholding tax.

Unless certain non-U.S. entities that hold Fund shares comply with IRS requirements that will generally require them to report information regarding U.S. persons investing in, or holding accounts with, such entities, a 30% withholding tax may apply to the Fund's distributions ~~payable to such entities after June 30, 2014 (or, in certain cases, after later dates),~~ and, after December 31, 2018, to redemptions and certain capital gain dividends payable to such entities ~~after December 31, 2016~~. A non-U.S. shareholder may be exempt from the withholding described in this paragraph under an applicable intergovernmental agreement between the ~~United States~~U.S. and a foreign government, provided that the shareholder and the applicable foreign government comply with the terms of such agreement.

This discussion and the related discussion in the Prospectus have been prepared by management of the ~~Funds~~Fund, and counsel to the Trust has expressed no opinion in respect thereof.

Shareholders and prospective shareholders of the ~~Funds~~Fund should consult their own tax advisors concerning the effect of owning shares of the Fund in light of their particular tax situations.


~~DIVIDENDS AND DISTRIBUTIONS~~

~~Each~~DIVIDENDS AND DISTRIBUTIONS


The Fund will receive income in the form of dividends and interest earned on its investments in securities. This income, less the expenses incurred in its operations, is the Fund's net investment income, substantially all of which will be declared as dividends to the Fund's shareholders.

The amount of income dividend payments by a~~the~~ Fund is dependent upon the amount of net investment income received by the Fund from its portfolio holdings, is not guaranteed and is subject to the discretion of the Board. The ~~Funds do~~Fund does not pay "interest" or guarantee any fixed rate of return on an investment in its shares.

~~Each~~

The Fund also may derive capital gains or losses in connection with sales or other dispositions of its portfolio securities. Any net gain the Fund may realize from transactions involving investments held for less than the period required for long-term capital gain or loss recognition or otherwise producing short-term capital gains and losses (taking into account any available carryover of capital losses), although a distribution from capital gains, will be distributed to shareholders with and as a part of the income dividends paid by the Fund and will be taxable to shareholders as ordinary income for federal income tax purposes. If during any year ~~a~~the Fund realizes a net gain on transactions involving investments held for more than the period required for long-term capital gain or loss recognition or otherwise producing long-term capital gains and losses, the Fund will have a net long-term capital gain. After deduction of the amount of any net short-term capital loss, the balance (to the extent not offset by any capital losses available to be carried over) generally will be distributed and treated as long-term capital gains in the hands of the shareholders regardless of the length of time the Fund's shares may have been held by the shareholders. For more information concerning applicable capital gains tax rates, see your tax advisor.

Any dividend or distribution paid by ~~a~~the Fund reduces the Fund's NAVs on the date paid by the amount of the dividend or distribution per share. Accordingly, a dividend or distribution paid shortly after a purchase of shares by a shareholder will generally be taxable, even if it effectively represents a partial return of the shareholder's capital.

Dividends and other distributions will be made in the form of additional shares of ~~a~~the Fund unless the shareholder has otherwise indicated. Investors have the right to change their elections with respect to the reinvestment of dividends and distributions by notifying the ~~transfer agent~~Transfer Agent in writing, but any such change will be effective only as to dividends and other distributions for which the record date is seven or more business days after the ~~transfer agent~~Transfer Agent has received the written request.

~~A~~The Fund's investments in partnerships, if any, including in qualified publicly traded partnerships, may result in that Fund being subject to state, local or foreign income, franchise or withholding tax liabilities.

~~GENERAL INFORMATION~~

GENERAL INFORMATION

Investment Managers Series Trust is an open-end management investment company organized as a Delaware statutory trust under the laws of the State of Delaware on February 15, 2005. The Trust has a number of outstanding series of shares of beneficial interest, each of which represents interests in a separate portfolio of securities.

The Trust's Declaration of Trust permits the Trustees to create additional series of shares, to issue an unlimited number of full and fractional shares of beneficial interest of each series, including the ~~Funds~~Fund, and to divide or combine the shares of any series into a greater or lesser number of shares without thereby changing the proportionate beneficial interest in the series. The assets belonging to a series is charged with the liabilities in respect of that series and all expenses, costs, charges and reserves attributable to that series only. Therefore, any creditor of any series may look only to the assets belonging to that series to satisfy the creditor's debt. Any general liabilities, expenses, costs, charges or reserves of the Trust which are not readily identifiable as pertaining to any particular series are allocated and charged by the Trustees to and among the existing series in the sole discretion of the Trustees. Each share of ~~a~~the Fund represents an interest in ~~a~~the Fund proportionately equal to the interest of each other share. Upon ~~a~~the Fund's liquidation, all shareholders would share pro rata in the net assets of the Fund available for distribution to shareholders.

~~Effective September 30, 2015, the Class Y shares for the Oak Ridge Small Cap Growth Fund and the Oak Ridge Large Cap Growth Fund were re-designated as Class I shares.~~

The Trust may offer more than one class of shares of any series. Each share of a series or class represents an equal proportionate interest in that series or class with each other share of that series or class. ~~The Funds~~ With respect to the Fund, the Trust currently ~~offer the following~~offers three classes of shares:

	Class A	Class C	Class I	Class K
Oak Ridge Small Cap Growth Fund	X	X	X	X
Oak Ridge International Small Cap Fund	X		X	
Oak Ridge Dynamic Small Cap Fund	X		X	
Oak Ridge Technology Insights Fund	X		X	
Oak Ridge Global Equity Fund	X		X.	
Oak Ridge Disciplined Growth Fund	X		X	
Oak Ridge Large Cap Growth Fund	X	X	X	
Oak Ridge Dividend Growth Fund	X		X	

Class A, Class C and Class I. The Trust has reserved the right to create and issue additional series or classes. Each share of a series or class represents an equal proportionate interest in that series or class with each other share of that series or class.

The shares of each series or class participate equally in the earnings, dividends and assets of the particular series or class. Expenses of the Trust, which are not attributable to a specific series or class, are allocated among all the series in a manner believed by management of the Trust to be fair and equitable. Shares issued do not have pre-emptive or conversion rights. Shares when issued are fully paid and non-assessable, except as set forth below. Shareholders are entitled to one vote for each share held. Shares of each series or class generally vote together, except when required under federal securities laws to vote separately on matters that only affect a particular series or class, such as the approval of distribution plans for a particular class.

The Trust is not required to hold annual meetings of shareholders but will hold special meetings of shareholders of a series or class when, in the judgment of the Board, it is necessary or desirable to submit matters for a shareholder vote. Shareholders have, under certain circumstances, the right to communicate with other shareholders in connection with requesting a meeting of shareholders for the purpose of removing one or more trustees. Shareholders also have, in certain circumstances, the right to remove one or more trustees without a meeting. No material amendment may be made to the Trust's Declaration of Trust without the affirmative vote of the holders of a majority of the outstanding shares of each portfolio affected by the amendment.

The Trust's Declaration of Trust provides that, at any meeting of shareholders of the Trust or of any series or class, a shareholder servicing agent may vote any shares as to which such shareholder servicing agent is the agent of record for shareholders who are not represented in person or by proxy at the meeting, proportionately in accordance with the votes cast by holders of all shares of that portfolio otherwise represented at the meeting in person or by proxy as to which such shareholder servicing agent is the agent of record.

Any shares so voted by a shareholder servicing agent will be deemed represented at the meeting for purposes of quorum requirements. Any series or class may be terminated (i) upon the merger or consolidation with, or the sale or disposition of all or substantially all of its assets to, another entity, if approved by the vote of the holders of two-thirds of its outstanding shares, except that if the Board recommends such merger, consolidation or sale or disposition of assets, the approval by vote of the holders of a majority of the series' or class' outstanding shares will be sufficient, or (ii) by the vote of the holders of a majority of its outstanding shares, or (iii)- by the Board by written notice to the series' or class' shareholders. Unless each series and class is so terminated, the Trust will continue indefinitely.

Shareholders may send communications to the Board. Shareholders should send communications intended for the Board by addressing the communications to the Board, in care of the Secretary of the Trust and sending the communication to 2220 E. Route 66, Suite 226, Glendora, California _91740. A shareholder communication must (i) be in writing and be signed by the shareholder, (ii) provide contact information for the shareholder, (iii) identify the ~~Funds~~Fund to which it relates, and (iv) identify the class and number of shares held by the shareholder. The Secretary of the Trust may, in good faith, determine that a shareholder communication should not be provided to the Board because it does not reasonably relate to the Trust or its operations, management, activities, policies, service providers, Board, officers, shareholders or other matters relating to an investment in a Fund or is otherwise immaterial in nature. Other shareholder communications received by the Funds not directly addressed and sent to the Board will be reviewed and generally responded to by management, and will be forwarded to the Board only at management's discretion based on the matters contained therein.

The Declaration of Trust provides that no Trustee or officer of the Trust shall be subject to any personal liability in connection with the assets or affairs of the Trust or any of its series except for losses in connection with his or her willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties. The Trust has also entered into an indemnification agreement with each Trustee which provides that the Trust shall advance expenses and indemnify and hold harmless the Trustee in certain circumstances against any expenses incurred by the Trustee in any proceeding arising out of or in connection with the Trustee's service to the Trust, to the maximum extent permitted by the Delaware Statutory Trust Act, the Securities Act and the 1940 Act, and which provides for certain procedures in connection with such advancement of expenses and indemnification.

The Trust's Declaration of Trust also provides that the Trust shall maintain appropriate insurance (for example, fidelity bonding and errors and omissions insurance) for the protection of the Trust, its shareholders, trustees, officers, employees and agents covering possible tort and other liabilities. ~~Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which both inadequate insurance existed and the Trust itself was unable to meet its obligations.~~

The Declaration of Trust does not require the issuance of stock certificates. If stock certificates are issued, they must be returned by the registered owners prior to the transfer or redemption of shares represented by such certificates.

Rule- 18f-2 under the 1940 Act provides that as to any investment company which has two or more series outstanding and as to any matter required to be submitted to shareholder vote, such matter is not deemed to have been effectively acted upon unless approved by the holders of a "majority" (as defined in the rule) of the voting securities of each series affected by the matter. _Such separate voting requirements do not apply to the election of Trustees or the ratification of the selection of accountants.- The Rule contains special provisions for cases in which an advisory contract is approved by one or more, but not all, series. _A change in investment policy may go into effect as to one or more series whose holders so approve the change even though the required vote is not obtained as to the holders of other affected series.

The Trust and the Advisor have adopted Codes of Ethics under Rule- 17j--1 of the 1940 Act._ These codes of ethics permit, subject to certain conditions, personnel of each of those entities to invest in securities that may be purchased or held by the ~~Funds~~Fund.

FINANCIAL STATEMENTS

Incorporated by reference herein is the ~~Funds'~~Fund's Annual Report to shareholders for the fiscal year ended May 31, 2016, which includes the "Report of Independent Registered Public Accounting Firm", "Schedule of Investments", "Statement of Assets and Liabilities", "Statement of Operations", "Statements of Changes in Net Assets", "Financial Highlights" and "Notes to Financial Statements." A copy of the ~~Funds'~~Fund's Annual Report and Semi-Annual Report can be obtained at no charge on the Funds' website, www.oakridgeinvest.com, or by calling 1-855-551-5521 or writing the ~~Funds~~Fund.

~~The Oak Ridge Technology Insights Fund, Oak Ridge Disciplined Growth Fund and Oak Ridge Global Equity Fund commenced operations on July 29, 2016, and there are no financial statements available at this time. Shareholders of a Fund will be informed of the Fund's progress through periodic reports when those reports become available. Financial statements certified by the independent registered public accounting firm will be provided to shareholders at least annually.~~

APPENDIX "

APPENDIX A"
~~DESCRIPTION OF SHORT-TERM RATINGS~~

DESCRIPTION OF ~~certain short-term ratings assigned by Standard & Poor's~~SECURITIES RATINGS ~~Services ("S&P") and Moody's Investors Service ("Moody's"):~~

Corporate Bonds (Including Convertible Bonds)

Moody's

~~Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment ability of rated issuers:~~

~~**Prime-1** Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:~~

- **Aaa** Obligations rated Aaa are judged to be of the highest quality, ~~Leading market positions in well-established industries.~~

- ~~High rates of return on funds employed.~~

- ~~Conservative capitalization structure~~ with minimal credit risk.

Aa Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A Obligations rated A are considered upper-medium grade and are subject to low credit risk.

Baa Obligations rated Baa are subject to moderate ~~reliance on debt and ample asset protection~~credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

- ~~Broad margins in earnings coverage of fixed financial charges and high internal cash generation.~~

- ~~Well-established access to a range of financial markets and assured sources of alternate liquidity.~~

~~**Prime-2** Issuers rated Prime-2 (or supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.~~

~~**Prime-3** Issuers rated Prime-3 (or supporting institutions) have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.~~

~~**Not Prime** Issuers~~**Ba** Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk.

B   Obligations rated B are considered speculative and are subject to high credit risk.

Caa   Obligations rated ~~Not Prime do not fall within any of the Prime~~Caa are judged to be of poor standing and are subject to very high credit risk.

Ca   Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery.

C   Obligations rated C are the lowest rated class of bonds and are typically in default, with little prospect for recovery of principal or interest.

Note   Moody's applies numerical modifiers 1, 2, and 3 in each generic rating ~~categories~~classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

S&P

~~A-1~~   ~~A short-term obligation rated A-1 is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.~~

~~A-2 A short-term obligation rated A-2 is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.~~

~~A-3 A short-term obligation rated A-3~~**AAA**   An obligation rated AAA has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA   An obligation rated AA differs from the highest-rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A   An obligation rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB   An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

~~**B**   A short-term obligation rated B is regarded as having significant speculative characteristics. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties, which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.~~

~~**C** A short-term~~**Note**   Obligations rated BB, B, CCC, CC, and C are regarded as having significant speculative characteristics. BB indicates the least degree of speculation and C the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB   An obligation rated ~~C~~BB is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions, which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B   An obligation rated B is more vulnerable to nonpayment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC   An obligation rated CCC is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

D   ~~A short-term~~**CC**   An obligation rated CC is currently highly vulnerable to nonpayment.

C   The C rating may be used to cover a situation where a bankruptcy petition has been filed or similar action has been taken, but payments on this obligation are being continued.

D   An obligation rated D is in payment default. The D rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Note   Plus (+) or minus (-). The ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories. The "r" symbol is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns, which are not addressed in the credit rating. Examples include: obligations linked or indexed to equities, currencies, or commodities; obligations exposed to severe prepayment risk-such as interest-only or principal-only mortgage securities; and obligations with unusually risky interest terms, such as inverse floaters.

Preferred Stock

Moody's

Aaa   An issue that is rated "Aaa" is considered to be a top-quality preferred stock. This rating indicates good asset protection and the least risk of dividend impairment within the universe of preferred stocks.

Aa   An issue that is rated "Aa" is considered a high-grade preferred stock. This rating indicates that there is a reasonable assurance the earnings and asset protection will remain relatively well maintained in the foreseeable future.

A   An issue that is rated "A" is considered to be an upper-medium grade preferred stock. While risks are judged to be somewhat greater than in the "Aaa" and "Aa" classification, earnings and asset protection are, nevertheless, expected to be maintained at adequate levels.

Baa   An issue that is rated "Baa" is considered to be a medium-grade preferred stock, neither highly protected nor poorly secured. Earnings and asset protection appear adequate at present but may be questionable over any great length of time.

Ba   An issue that is rated "Ba" is considered to have speculative elements and its future cannot be considered well assured. Earnings and asset protection may be very moderate and not well safeguarded during adverse periods. Uncertainty of position characterizes preferred stocks in this class.

B   An issue that is rated "B" generally lacks the characteristics of a desirable investment. Assurance of dividend payments and maintenance of other terms of the issue over any long period of time may be small.

Caa   An issue that is rated "Caa" is likely to be in arrears on dividend payments. This rating designation does not purport to indicate the future status of payments.

Ca   An issue that is rated "Ca" is speculative in a high degree and is likely to be in arrears on dividends with little likelihood of eventual payments.

C   This is the lowest rated class of preferred or preference stock. Issues so rated can thus be regarded as having extremely poor prospects of ever attaining any real investment standing.
Note   Moody's applies numerical modifiers 1, 2, and 3 in each rating classification: the modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

S&P

AAA   This is the highest rating that may be assigned by Standard & Poor's to a preferred stock issue and indicates an extremely strong capacity to pay the preferred stock obligations.

AA   A preferred stock issue rated AA also qualifies as a high-quality, fixed-income security. The capacity to pay preferred stock obligations is very strong, although not as overwhelming as for issues rated AAA.

A   An issue rated A is backed by a sound capacity to pay the preferred stock obligations, although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB   An issue rated BBB is regarded as backed by an adequate capacity to pay the preferred stock obligations. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to make payments for a preferred stock in this category than for issues in the A category.

BB,B, CCC   Preferred stock rated BB, B, and CCC is regarded, on balance, as predominantly speculative with respect to the issuer's capacity to pay preferred stock obligations. BB indicates the lowest degree of speculation and CCC the highest. While such issues will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

CC   The rating CC is reserved for a preferred stock issue that is in arrears on dividends or sinking fund payments, but that is currently paying.

C   A preferred stock rated C is a nonpaying issue.

D   A preferred stock rated D is a nonpaying issue with the issuer in default on debt instruments.

N.R.   This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular type of obligation as a matter of policy.

Note   Plus (+) or minus (-). To provide more detailed indications of preferred stock quality, ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Short Term Ratings

Moody's

Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment ability of rated issuers:

Prime-1   Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:

- Leading market positions in well-established industries.

- High rates of return on funds employed.

- Conservative capitalization structure with moderate reliance on debt and ample asset protection.

- Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

- Well-established access to a range of financial markets and assured sources of alternate liquidity.

Prime-2   Issuers rated Prime-2 (or supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Prime-3   Issuers rated Prime-3 (or supporting institutions) have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

Not Prime   Issuers rated Not Prime do not fall within any of the Prime rating categories.

S&P

A-1   A short-term obligation rated A-1 is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

A-2   A short-term obligation rated A-2 is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

A-3   A short-term obligation rated A-3 exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B   A short-term obligation rated B is regarded as having significant speculative characteristics. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties, which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

C   A short-term obligation rated C is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D   A short-term obligation rated D is in payment default. The D rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

APPENDIX B
PROXY VOTING POLICIES AND ~~GUIDELINES~~PROCEDURES

INVESTMENT MANAGERS SERIES TRUST
PROXY VOTING POLICIES AND PROCEDURES

Investment Managers Series Trust (the "Trust") is registered as an open-end investment company under the Investment Company Act of 1940, as amended ("1940 Act"). The Trust offers multiple series (each a "Fund" and, collectively, the "Funds"). Consistent with its fiduciary duties and pursuant to Rule 30b1-4 under the 1940 Act (the "Proxy Rule"), the Board of Trustees of the Trust (the "Board") has adopted this proxy voting policy on behalf of the Trust (the "Policy") to reflect its commitment to ensure that proxies are voted in a manner consistent with the best interests of the Funds' shareholders.

Delegation of Proxy Voting Authority to Fund Advisors

The Board believes that the investment advisor of each Fund (each an "Advisor" and, collectively, the "Advisors"), as the entity that selects the individual securities that comprise its Fund's portfolio, is the most knowledgeable and best-suited to make decisions on how to vote proxies of portfolio companies held by that Fund. The Trust shall therefore defer to, and rely on, the Advisor of each Fund to make decisions on how to cast proxy votes on behalf of such Fund.

The Trust hereby designates the Advisor of each Fund as the entity responsible for exercising proxy voting authority with regard to securities held in the Fund's investment portfolio. Consistent with its duties under this Policy, each Advisor shall monitor and review corporate transactions of corporations in which the Fund has invested, obtain all information sufficient to allow an informed vote on all proxy solicitations, ensure that all proxy votes are cast in a timely fashion, and maintain all records required to be maintained by the Fund under the Proxy Rule and the 1940 Act. Each Advisor shall perform these duties in accordance with the Advisor's proxy voting policy, a copy of which shall be presented to this Board for its review. Each Advisor shall promptly provide to the Board updates to its proxy voting policy as they are adopted and implemented.

Availability of Proxy Voting Policy and Records Available to Fund Shareholders

If a Fund or an Advisor has a web site, a copy of the Advisor's proxy voting policy and this Policy may be posted on such website. A copy of such policies and of each Fund's proxy voting record shall also be made available, without charge, upon request of any shareholder of the Fund, by calling the applicable Fund's toll-free telephone number as printed in the Fund's prospectus. The Trust's administrator shall reply to any Fund shareholder request within three business days of receipt of the request, by first-class mail or other means designed to ensure equally prompt delivery.

Each Advisor shall provide a complete voting record, as required by the Proxy Rule, for each series of the Trust for which it acts as advisor, to the Trust's co-administrator within
30 days after June 30 of each year . The Trust's co-administrator, MFAC will file a report based on such record on Form N-PX on an annual basis with the Securities and Exchange Commission no later than August 31st of each year.

OAK RIDGE INVESTMENTS, LLC
PROXY VOTING POLICIES AND GUIDELINES

Policy

Oak Ridge exercises voting authority for securities held by the Oak Ridge Funds and the majority of the separately managed accounts it advises. The Firm has created voting guidelines which favor maximizing the value of its clients' holdings. Oak Ridge generally does not take an activist stand on social issues. In the event of a conflict of interest that could affect Oak Ridge's votes on an issue, the Firm usually uses the recommendations of a third party to determine how to vote clients' interests.

The Firm is required to provide information upon request to clients on how their shares were voted. A summary of Oak Ridge's guidelines is included in Part 2 of Form ADV. Detailed information for individual accounts is not available in most cases because Oak Ridge receives consolidated ballots from custodians, but since all shares are voted the same general information can be provided. Voting detail is provided for mutual funds advised or sub-advised by Oak Ridge and that data is filed by the funds on Form N-PX.

Oak Ridge generally does not vote proxies for securities which are not held in client accounts on the meeting date. Voting shares of unowned securities does not further the goal of voting in the best economic interest of clients. In addition, Oak Ridge does not vote proxies for securities which are not chosen by Oak Ridge (such as money market funds) or are not managed by Oak Ridge (non-discretionary assets).

Procedure

Research and Voting

Oak Ridge uses the services of a third-party vendor, currently ISS ProxyExchange, to provide research and record keeping services for proxy votes. Firm holdings are uploaded daily and are reconciled to the total shares available to vote. Compliance researches any significant discrepancies.

The Firm has provided the vendor with guidelines based on our goal of maximizing shareholder value. Oak Ridge will usually, but not always, vote with management on routine matters, including:
- Approval of auditors,
- Election of directors,
- Indemnification/liability limitation provisions for directors,
- Company name change, and
- Term limits or mandatory retirement ages for directors.

Oak Ridge will usually vote against management proposals that have the effect of restricting the ability of shareholders to realize the full potential value of their investment. Proposals in this category include:
- Poison pills,
- Golden parachutes,
- Greenmail,
- Requiring supermajority shareholder voting,
- Institutional dual class stock voting,
- Classified (staggered term) boards of directors,
- Limiting the ability to call special shareholder meetings, and
- Elimination of confidential stockholder voting.

Other ballot issues are evaluated on a case-by-case basis. Compliance notifies analysts and/or portfolio managers of ballot items that require review. The analyst can utilize the third-party research and recommendations or can use independent research.

The vendor provides research and support for their voting recommendations. Oak Ridge analysts provide support for votes cast in opposition to those recommendations and that information is entered into the vendor's system.

In the unlikely event of a conflict of interest which could impact Oak Ridge's decision making on a proxy issue, the Firm will vote client proxies in accordance with the vendor's voting recommendation. This course of action mitigates the impact of the conflict. If the vendor does not provide a recommendation on the issue, Oak Ridge will pursue other alternatives to complete its fiduciary obligation to vote clients' proxies that will not be impacted by a conflict.

Responsibility
Compliance, with oversight from the CCO, is responsible for all books and records related to proxy voting. When proxies are sent directly to Oak Ridge's office, they are scanned and forwarded to the vendor. All votes are logged through the online system along with the proxy statement and support for the voting decision. The CCO will notify the chief compliance officer and/or board of any mutual funds which the Firm advises of changes to the proxy policy and will provide an update for board approval.

Algert Global LLC

Proxy Voting Policies and Guidelines

The Advisor, as a fiduciary of its Clients, must act to maximize the value of the accounts it manages. Under its fiduciary duties of care and loyalty the Advisor must monitor corporate actions and act reasonably to vote proxies in the best interests of its Clients.

Rule 206(4)-6 under the Advisers Act requires that an adviser that exercises voting authority over client securities:

- adopt and implement written proxy voting procedures reasonably designed to ensure that its voting is in the best interests of clients,
- address in such policies and procedures how the adviser will manage any conflicts of interest that might otherwise affect its proxy voting decisions,
- provide a summary of such procedures to clients, and
- offer to provide the full procedures upon request and inform clients how they can obtain information about how their securities were voted.

The Advisor exercises proxy voting authority on behalf of Clients. It is the Advisor's policy generally to vote against any management proposals that the Advisor believes could prevent companies from realizing their maximum market value or would insulate companies and/or management from accountability to shareholders or prudent regulatory compliance.

The Advisor, as a matter of policy and as a fiduciary to our clients, has responsibility for voting proxies for portfolio securities consistent with the best economic interests of the clients. The Advisor has contracted with a 3rd party, Glass, Lewis & Co. ("Glass Lewis") to track and advise on proxy voting issues. Our policy and practice includes the responsibility to monitor corporate actions, receive and vote client proxies (through Glass Lewis on behalf of Algert) and disclose any potential conflicts of interest as well as making information available to clients about the voting of proxies for their portfolio securities and maintaining relevant and required records.

A. Business Operations

The Advisor generally will vote in favor of proposals that are a standard and necessary aspect of business operations and that the Advisor believes will not typically have a significant negative effect on the value of the investment. Factors considered in reviewing these proposals include the financial performance of the company, attendance and independence of board members and committees, and enforcement of strict accounting practices. Such proposals include, but are not limited to:

- Name changes
- Election of directors
- Ratification of auditors
- Maintaining current levels of directors' indemnification and liability
- Increase in authorized shares (common stock only) if there is no intention to significantly dilute shareholders' proportionate interest
- Employee stock purchase or ownership plans

B. Change in Status

Proposals that change the status of the corporation, its individual securities, or the ownership status of the securities will be reviewed on a case by case basis. Changes in status include proposals regarding:

- Mergers, acquisitions, restructurings
- Reincorporations
- Changes in capitalization

C. Shareholder Democracy

The Advisor generally will vote against any proposal that attempts to limit shareholder democracy in a way that could restrict the ability of the shareholders to realize the value of their investment. This would include proposals endorsing or facilitating:

- Increased indemnification protections for directors or officers
- Certain supermajority requirements
- Unequal voting rights
- Classified boards
- Cumulative voting
- Authorization of new securities if the intention appears to be to unduly dilute the shareholders' proportionate interest
- Changing the state of incorporation if the intention appears to disfavor the economic interest of the shareholders

The Advisor generally supports proposals that maintain or expand shareholder democracy such as:

- Annual elections
- Independent directors
- Confidential voting
- Proposals that require shareholder approval for:

    - Adoption or retention of "poison pills" or golden parachutes
    - Elimination of cumulative voting or preemptive rights
    - Reclassification of company boards

The Advisor believes reasonable compensation is appropriate for directors, executives and Employees of publicly traded companies. Compensation should be used as an incentive and to align the interests of the involved parties with the long-term financial success of the company. It should not be excessive or utilized in a way that compromises independence or creates a conflict of interest. Among the factors the Advisor considers when reviewing a compensation proposal is whether it potentially dilutes the value of outstanding shares, whether a plan has broad based participation and whether a plan allows for the re-pricing of options. Each proposal is reviewed individually.

A record of all proxy decisions and the rationale for voting will be retained and available for inspection by Clients at any time in accordance with the procedures listed below.

D. Conflicts of Interest

The Advisor must act as a fiduciary when voting proxies on behalf of its Clients. In that regard, the Advisor seeks to avoid possible conflicts of interest in connection with proxy voting.

E. ERISA Considerations

ERISA prohibits fiduciaries from acting on behalf of a plan in situations in which the fiduciary is subject to a conflict of interest. Thus, if the Advisor determines that it has a conflict of interest with respect to the voting of proxies, the Advisor must either seek the Client's informed direction or retain an independent person to direct the Advisor how to vote the proxy in the best interests of the ERISA account.

F. Class Actions

The Advisor shall determine appropriate participation in any class action. Algert may utilize an outside service provider to monitor class actions.

G. Advisor Policies and Procedures

1. Receipt of Proxy Materials. The Advisor receives proxy materials primarily from Client custodians via e-mail and through the mail with respect to any securities held in Client accounts. Upon receipt of such materials, the Chief Compliance Officer checks Client contracts to confirm that proxy voting authority has been assigned by the Clients that hold the securities. The Chief Compliance Officer then checks the Advisor's records to determine that proxies have been received for all accounts holding the security and whether the Advisor still has a position in the security. If the Advisor has sold its position between the record date and the meeting date for a particular security, the Advisor refrains from voting the securities. If the proxies are to be voted, the Chief Compliance Officer establishes a file and obtains a proxy analysis report from a proxy advisory service. In cases where a Client has contracted with a third party to vote proxies, the Chief Compliance Officer forwards the proxy to that party.

2. Voting Decisions. For each vote, the Chief Compliance Officer discusses the issues or initiatives with the portfolio manager responsible for the security. The Advisor generally votes in accordance with the proxy voting policy described above. Once a determination has been made regarding how the Advisor will vote, the Chief Compliance Officer casts the Advisor's vote electronically. If there is a decision to vote not in accordance with the stated proxy policy, the Chief Compliance Officer is responsible for documenting the decision making process and the reason for the variance from the policy.

3. Recusal from Voting. Any Employee who has a direct or indirect pecuniary interest in any issue presented for voting, or any relationship with the issuer, must so inform the Chief Compliance Officer and recuse him or herself from decisions on how proxies with respect to that issuer are voted.

4. Conflicts of Interest. The Chief Compliance Officer will review all potential conflicts of interests and determine whether such potential conflict is material. Where the Chief Compliance Officer determines there is a potential for a material conflict of interest regarding a proxy, the Chief Compliance Officer will consult with the portfolio manager and a determination will be made as to whether one or more of the following steps will be taken: (i) inform Clients of the material conflict and the Advisor's voting decision; (ii) discuss the proxy vote with Clients; (iii) fully disclose the material facts regarding the conflict and seek the Clients' consent to vote the proxy as intended; and/or (iv) seek the recommendations of an independent third party. The Chief Compliance Officer will document the steps taken to evidence that the proxy vote was in the best interest of Clients and not the product of any material conflict. Such documentation will be maintained in accordance with required recordkeeping procedures.

5. Disclosure of Policies and Procedures. The Chief Compliance Officer will provide a summary of these policies and procedures in its Advisor brochure to be furnished to Clients. The Chief Compliance Officer will further provide a copy of these policies and procedures to any Client upon request and will inform Clients in the Advisor brochure about how Clients can obtain further proxy voting information about their own proxies.

6. Client Requests for Votes. If a Client requests that their proxies be voted in a specific way on a specific issue, the portfolio manager will advise the Client that it cannot accommodate the request.

Client Requests for Voting Record. Clients may request information concerning how proxies were voted on Client securities. The portfolio manager will notify the Chief Compliance Officer if he or she receives such request and will respond to such requests showing how Client securities were voted on particular issues.

INVESTMENT MANAGERS SERIES TRUST

PROXY VOTING POLICIES AND PROCEDURES

Investment Managers Series Trust (the "Trust") is registered as an open-end investment company under the Investment Company Act of 1940, as amended ("1940 Act"). The Trust offers multiple series (each a "Fund" and, collectively, the "Funds"). Consistent with its fiduciary duties and pursuant to Rule 30b1-4 under the 1940 Act (the "Proxy Rule"), the Board of Trustees of the Trust (the "Board") has adopted this proxy voting policy on behalf of the Trust (the "Policy") to reflect its commitment to ensure that proxies are voted in a manner consistent with the best interests of the Funds' shareholders.

Delegation of Proxy Voting Authority to Fund Advisors

The Board believes that the investment advisor of each Fund (each an "Advisor" and, collectively, the "Advisors"), as the entity that selects the individual securities that comprise its Fund's portfolio, is the most knowledgeable and best-suited to make decisions on how to vote proxies of portfolio companies held by that Fund. The Trust shall therefore defer to, and rely on, the Advisor of each Fund to make decisions on how to cast proxy votes on behalf of such Fund.

The Trust hereby designates the Advisor of each Fund as the entity responsible for exercising proxy voting authority with regard to securities held in the Fund's investment portfolio. Consistent with its duties under this Policy, each Advisor shall monitor and review corporate transactions of corporations in which the Fund has invested, obtain all information sufficient to allow an informed vote on all proxy solicitations, ensure that all proxy votes are cast in a timely fashion, and maintain all records required to be maintained by the Fund under the Proxy Rule and the 1940 Act. Each Advisor shall perform these duties in accordance with the Advisor's proxy voting policy, a copy of which shall be presented to this Board for its review. Each Advisor shall promptly provide to the Board updates to its proxy voting policy as they are adopted and implemented.

Availability of Proxy Voting Policy and Records Available to Fund Shareholders

If a Fund or an Advisor has a web site, a copy of the Advisor's proxy voting policy and this Policy may be posted on such website. A copy of such policies and of each Fund's proxy voting record shall also be made available, without charge, upon request of any shareholder of the Fund, by calling the applicable Fund's toll-free telephone number as printed in the Fund's prospectus. The Trust's administrator shall reply to any Fund shareholder request within three business days of receipt of the request, by first class mail or other means designed to ensure equally prompt delivery.

Each Advisor shall provide a complete voting record, as required by the Proxy Rule, for each series of the Trust for which it acts as advisor, to the Trust's co-administrator within 15 days following the end of each calendar quarter. The Trust's co-administrator, MFAC will file a report based on such record on Form N-PX on an annual basis with the Securities and Exchange Commission no later than August 31 of each year.